UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	April 2, 2012	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

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About the Theme

‘Moving Forward Beyond Telecommunications’

The rapid development of broadband technology is increasingly closing the distance between users. Broadband technology offers a widening range of options for end users to communicate with friends, family, colleagues and business partners in other areas or countries more effectively and economically than via ordinary telecommunications services. PT Telekomunikasi Indonesia Tbk (Telkom) has captured this opportunity by strengthening its broadband infrastructure to support product and service innovations in the field of Information, Media and Edutainment (“IME”). As well as opening new revenue streams for the company, Telkom’s focus on delivering IME also represents Telkom’s contribution to the economic and social development of the nation.

The following definitions explain our TIME services:

TELECOMMUNICATIONS

Telecommunications is Telkom’s legacy business. Telkom has built its reputation on delivering fixed wireline ‘Plain Ordinary Telephone Services’ (“POTS”), fixed wireless telephony, data communications services, broadband, satellite, leased networks and interconnection services, as well as cellular telephone services through its subsidiary, Telkomsel. Telkom’s telecommunications services reach all market segments, from individual customers to small and medium enterprises (“SME”) and corporate customers.

INFORMATION

Information services are being developed by Telkom as one of its New Economy Business (“NEB”) business models. These integrated services, aimed at facilitating business processes and transactions, include Value Added Services (“VAS”) and Managed Application/IT Outsourcing (“ITO”), e-Payment and IT enabler Services (“ITeS”).

MEDIA

Media is another of the Telkom business models that is developed as a part of NEB. The offered services include Free To Air (“FTA”) and Pay TV to suit modern digital lifestyles.

EDUTAINMENT

Edutainment is one of the core business models in Telkom’s NEB, targeting the younger user market segment. Telkom offers a broad range of services, including Ring Back Tones (RBT), SMS Content and portals among many others.

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About Our 2011 Annual Report

PT Telekomunikasi Indonesia, Tbk, or “Telkom”, “The Company”, and “we”, is proud to present its Annual Report for the year ending December 31, 2011. Our Annual Report is furnished according to the decree of Capital Market and Financial Institutions Supervisory Agency (“Bapepam-LK”) No.X.K.6 and X.K.7. Certain of the information in this Annual Report is also contained in the Form 20-F filed on April 2, 2012, with the U.S. Securities and Exchange Commission. However, no part of this document has been incorporated by reference into that Form 20-F. The information and data presented in this Annual Report draws upon the consolidated financial data of the Company and its subsidiaries.

This Annual Report contains “forward-looking statements”, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Annual Report are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Annual Report discloses, under “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

To obtain further information on Telkom, please contact Investor Relations, Grha Citra Caraka on 5th floor, Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710, Indonesia. Tel. (62-21) 5215 109, Fax (62-21) 5220 500 or E-mail: investor@telkom.co.id. You can download this document from our online site http://www.telkom.co.id.

We use the word “Indonesia” to refer to the Republic of Indonesia while the word “Government” refers to the Government of Indonesia and “United States of America” or “US” is the United States. The currency “Rupiah” or “Rp” refers to the Indonesian Rupiah while “US Dollar” or “US$” refers to the US currency. Certain figures (including percentages) have been rounded up. Save as otherwise noted, all financial information is presented in Indonesian Rupiah according to Indonesian Financial Accounting Standard (“IFAS”).

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FINANCIAL HIGHLIGHTS (BASED ON IFAS)

Consolidated Statements of Financial Position
(in billions of Rupiah)
	As of December 31,
	2007*	2008*	2009*	2010	2011
Total Current Assets	15,978	14,622	16,095	18,729	21,258
Total Non-Current Assets	66,078	76,634	81,836	81,772	81,796
Total Assets	82,056	91,256	97,931	100,501	103,054
Total Current Liabilities	21,018	27,218	26,892	20,473	22,189
Total Non-Current Liabilities	18,441	20,444	21,544	23,613	19,884
Total Liabilities	39,459	47,662	48,436	44,086	42,073
Equity Attributable to Owners of the Parent	33,292	33,910	38,562	44,419	47,510
Non-Controlling Interest	9,305	9,684	10,933	11,996	13,471
Net Working Capital	(5,040)	(12,596)	(10,797)	(1,744)	(931)

Consolidated Statements of Comprehensive Income
(in billions of Rupiah, except for Income per Share and Income per ADS)
	Year ended December 31,
	2007*	2008*	2009*	2010	2011
Total Revenues	63,303	64,974	68,220	69,177	71,918
Total Expenses	36,392	43,606	44,139	46,254	49,970
Adjusted EBITDA**	37,521	33,700	38,056	37,535	36,811
PROFIT	26,911	21,368	24,081	22,923	21,948
Total Finance Costs - Net	(1,042)	(969)	(1,634)	(1,507)	(1,091)
PROFIT BEFORE INCOME TAX	25,869	20,399	22,447	21,416	20,857
Income Tax (Expense) Benefit	(8,015)	(5,674)	(6,404)	(5,546)	(5,387)
PROFIT FOR THE YEAR	17,854	14,725	16,043	15,870	15,470
Profit for the year attributable to:
Owners of the parent	13,043	10,672	11,399	11,537	10,965
Non-Controlling Interest	4,811	4,053	4,644	4,333	4,505
	17,854	14,725	16,043	15,870	15,470
Income per share of Common Stock	653.40	540.38	579.52	586.54	559.67
Income per ADS (40:1 Common Stock:ADS)	26,135.70	21,615.20	23,180.80	23,461.60	22,386.80

Capital Expenditures (in billions Rupiah)
	Years Ended December 31,
	2007	2008	2009	2010	2011
Telkom	3,508	6,087	5,652	3,623	4,202
Telkomsel	12,132	15,915	12,673	8,197	8,472
Others Subsidiaries	140	243	836	831	1,929
Total	15,780	22,245	19,161	12,651	14,603

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Consolidated Financial and Operational Ratios
	Year ended December 31,
	2007*	2008*	2009*	2010	2011
Return on Asset (ROA) (%)[1]	15.9	11.7	11.6	11.5	10.6
Return on Equity (ROE) (%)[2]	39.2	31.5	29.6	26.0	23.1
Current Ratio (%)[3]	76.0	53.7	59.9	91.5	95.8
Total Liabilities to Total Assets (%)[4]	48.1	52.2	49.5	43.9	40.8
Total Liabilities to Equity (%)[5]	118.5	140.6	125.6	99.3	88.6
Profit Margin (%)[6]	42.5	32.9	35.3	33.1	30.5
Average Collection Period (days)[7]	19.4	19.7	19.8	22.9	24.9
Adjusted EBITDA Margin (%)[8]	59.3	51.9	55.8	54.3	51.2
Net Income Margin (%)[9]	20.6	16.4	16.7	16.7	15.2
Debt to Equity (%)[10]	47.4	58.2	56.7	48.2	36.5
Debt to Adjusted EBITDA (%)[11]	42.0	58.6	57.5	57.0	47.2
Adjusted EBITDA to Interest Expense (times)[12]	24.0	20.5	18.2	19.5	22.5
Adjusted EBITDA to Net Debt (%)[13]	686.1	268.6	278.4	316.0	499.6
PRODUCTIVITY RATIOS:
Total Revenue/Employee (in billions of Rupiah)	1.9	2.2	2.4	2.6	2.8
LIS/Employee (line)[14]	593.4	853.7	1,015.6	1,252.0	1,154.7

(1)    ROA represents profit for the year attributable to owners of the parent divided by total assets as of December 31 of that year.

(2)    ROE represents profit for the year attributable to owners of the parent divided by equity attributable to owners of the parent as of December 31 of that year.

(3)    Current ratio represents current assets divided by current liabilities as of December 31 of that year.

(4)    Total liabilities to total assets represent total liabilities divided by total assets as of December 31 of that year.

(5)    Total liabilities to equity represent total liabilities divided by equity attributable to owners of the parent as of December 31 of that year.

(6)    Profit margin represents profit divided by total revenues.

(7)    Average collection period represents trade receivables divided by total revenues times 365 days.

(8)    Adjusted EBITDA margin represents adjusted EBITDA divided by total revenues.

(9)    Net income margin represents profit for the year attributable to owners of the parent divided by total revenues.

(10)  Debt to equity represents total debt exclude obligation under finance lease divided by equity attributable to owner of the parent as of December 31 of that year.

(11)  Debt to adjusted EBITDA represents debt exclude obligation under finance lease divided by adjusted EBITDA.

(12)  Adjusted EBITDA to interest expense represents adjusted EBITDA divided by interest expense.

(13)  Adjusted EBITDA to net debt represents adjusted EBITDA divided by total debt exclude obligation under finance lease minus cash and cash equivalents, available for sale financial assets and escrow accounts as of December 31 of that year.

(14)  LIS per employee represents fixed wireline and fixed wireless subscribers divided by total TELKOM’s employees as a parent company.

*)     Reclassified, refer to Note 2a and 47 to our Consolidated Financial Statements.

**)   Adjusted EBITDA is defined as profit before depreciation and amortization (including impairment loss). Adjusted EBITDA and the related ratios presented in this Annual Report are supplemental measure of our performance and liquidity that are not required by, or presented in accordance with, IFAS. Adjusted EBITDA is not a measurement of our performance under IFAS and should not be considered as alternative to net profit or any other performance measures derived in accordance with IFAS or as alternative to cash flow from operating activities as a measure of our liquidity. We consider adjusted EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash cost by eliminating depreciation and amortization. The methods we use to calculate adjusted EBITDA may differ from the use of the term EBITDA or adjusted EBITDA by other companies. The following table shows the reconciliation of our profit to our adjusted EBITDA.

Reconciliation of Profit to Adjusted EBITDA (in billions of Rupiah)
	Year ended December 31,
	2007*	2008*	2009*	2010	2011
Profit	26,911	21,368	24,081	22,923	21,948
Add:
Depreciation	9,440	11,070	12,566	13,085	13,701
Amortization	1,170	1,262	1,409	1,527	599
Impairment loss	-	-	-	-	563
Adjusted EBITDA	37,521	33,700	38,056	37,535	36,811

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Financial Highlights

Our Consolidated Financial Statements were prepared in accordance with IFAS, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). See Note 48 to our Consolidated Financial Statements for a summary of the significant differences between IFAS and IFRS, as well as reconciliation to IFRS of the statement of financial position and statement of comprehensive income for the year ended December 31, 2011.

On December 31, 2011, the financial statements of nine of our subsidiaries were consolidated into the Consolidated Financial Statements for the year 2011. The nine companies are PT Telekomunikasi Indonesia International (“Telin”, a wholly-owned subsidiary), PT Dayamitra Telekomunikasi (“Mitratel”, a wholly-owned subsidiary), PT Pramindo Ikat Nusantara (“Pramindo”, a wholly-owned subsidiary), PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65.00% stake), PT Multimedia Nusantara (“Metra”, a wholly-owned subsidiary), PT Infomedia Nusantara (“Infomedia”, wholly-owned through a direct interest and a 49.00% stake owned by Metra), PT Indonusa Telemedia (“Indonusa”, wholly-owned through a direct interest and a 0.46% stake owned by Metra), PT Graha Sarana Duta (“GSD”, in which we own a 99.99% stake), and PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60.00% stake). See Note 1d to our Consolidated Financial Statements.

The table below summarizes our financial information for each specified year. This information should be read in conjunction with “Management’s Discussion and Analysis – Financial Overview” and please refer to our Consolidated Financial Statements and the related notes in this Annual Report.

	Year ended December 31,
	2007*	2008*	2009*	2010	2011	2011
	(In billions of Rupiah, except for per share, dividend and per ADS amounts)					(In millions of US$, except for per share, dividend and per ADS amounts)(1)
Consolidated Statements of Comprehensive Income Data
IFAS
REVENUES
Telephone
Cellular	23,541	26,529	28,532	29,134	28,598	3,154
Fixed lines	19,683	16,709	14,286	12,940	11,619	1,281
Data, internet and information technology services	14,785	14,768	18,512	19,801	23,924	2,638
Interconnection	3,637	4,363	3,867	3,735	3,509	387
Network	707	1,079	1,218	1,058	1,301	143
Other telecommunications services	330	718	1,263	1,961	2,302	254
Total Revenues	62,683	64,166	67,678	68,629	71,253	7,857
Other Income	620	808	542	548	665	73
EXPENSES
Operation, maintenance and telecommunication services	9,662	12,301	14,549	16,046	16,372	1,806
Depreciation and amortization	10,610	12,332	13,975	14,612	14,863	1,639
Personnel	8,414	8,979	8,371	7,332	8,555	943
Interconnection	3,055	3,263	2,929	3,086	3,555	392
Marketing	1,769	2,350	2,260	2,525	3,278	362
General and administrative	2,583	2,504	2,806	2,537	2,935	324
Loss (gain) on foreign exchange - net	295	1,614	(973)	(43)	210	23
Share of (profit) loss of associated companies	(7)	(20)	30	14	10	1
Others - net	11	283	192	145	192	21
Total Expenses	36,392	43,606	44,139	46,254	49,970	5,511
PROFIT BEFORE FINANCE (COST) INCOME	26,911	21,368	24,081	22,923	21,948	2,419
Finance income	519	672	462	421	546	60
Finance costs	(1,561)	(1,641)	(2,096)	(1,928)	(1,637)	(181)
Total Finance Costs - Net	(1,042)	(969)	(1,634)	(1,507)	(1,091)	(121)
PROFIT BEFORE INCOME TAX	25,869	20,399	22,447	21,416	20,857	2,298
INCOME TAX (EXPENSE) BENEFIT
Current tax	(7,234)	(5,824)	(6,030)	(4,669)	(5,673)	(626)
Deferred tax	(781)	150	(374)	(877)	286	32
	(8,015)	(5,674)	(6,404)	(5,546)	(5,387)	(594)
PROFIT FOR THE YEAR	17,854	14,725	16,043	15,870	15,470	1,704

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	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	(In billions of Rupiah, except for per share, dividend and per ADS amounts)					(In millions of US$, except for per share, dividend and per ADS amounts)(1)
OTHER COMPREHENSIVE INCOME (EXPENSE)
Foreign currency translation - net of tax	2	8	(7)	2	7	1
Change in fair value of available-for-sale financial assets - net of tax	2	(30)	37	32	4	-
Total comprehensive (expense) income - net of tax	4	(22)	30	34	11	1
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	17,858	14,703	16,073	15,904	15,481	1,705
Profit for the year attributable to:
Owners of the parent	13,043	10,672	11,399	11,537	10,965	1,209
Non-controlling interest	4,811	4,053	4,644	4,333	4,505	495
	17,854	14,725	16,043	15,870	15,470	1,704
Total comprehensive income attributable to:
Owners of the parent	13,047	10,650	11,429	11,571	10,976	1,210
Non-controlling interest	4,811	4,053	4,644	4,333	4,505	495
	17,858	14,703	16,073	15,904	15,481	1,705
BASIC EARNING PER SHARE
Weighted average number of shares outstanding (in millions)	19,962	19,749	19,669	19,669	19,592	19,592
Income per share	653.40	540.38	579.52	586.54	559.67	0.06
Income per ADS (40 series B shares per ADS)	26,135.70	21,615.20	23,180.80	23,461.60	22,386.80	2.47
Dividend relating to the period (accrual basis)
Dividends declared per share	455.87	296.94	288.06	322.59	-	-
Dividends declared per ADS	18,234.80	11,877.60	11,522.40	12,903.60	-	-
Dividend paid in the period (cash basis)
Dividends declared per share2)	303.25	407.42	323.59	275.45	308.56	0.03
Dividends declared per ADS	12,130.00	16,296.80	12,943.60	11,017.83	12,342.57	1.36

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	Year ended December 31,
	2007*	2008*	2009*	2010	2011	2011
	(In billions of Rupiah, except for per share, dividend and per ADS amounts)					(In millions of US$, except for per share, dividend and per ADS amounts)(1)
Consolidated Statements of Financial Position Data
IFAS
Current assets	15,978	14,622	16,095	18,729	21,258	2,344
Non-current assets	66,078	76,634	81,836	81,772	81,796	9,020
Total assets	82,056	91,256	97,931	100,501	103,054	11,364
Current liabilities3)	21,018	27,218	26,892	20,473	22,189	2,447
Non-current liabilities	18,441	20,444	21,544	23,613	19,884	2,193
Total liabilities	39,459	47,662	48,436	44,086	42,073	4,640
Capital Stock	5,040	5,040	5,040	5,040	5,040	556
Equity attributable to owners of the parents	33,292	33,910	38,562	44,419	47,510	5,240
Non-controlling interest	9,305	9,684	10,933	11,996	13,471	1,484
Total liabilities and equity	82,056	91,256	97,931	100,501	103,054	11,364

(1)   US Dollar figures are included solely for reader convenience and were made using the middle of the market buying and selling rates published by Reuters on December 31, 2011, which is Rp9,067.5 per US Dollar. This rate should not be construed as representative of the rate at which Rupiah amounts have been, could have been or could in the future be converted into US Dollar.

(2)   In 2007, we paid a dividend computed as a cash dividend for 2006 of Rp254.80 per share and interim cash dividend 2007 of Rp48.45 per share. In 2008, we paid a dividend computed as a cash dividend and special dividend for 2007 of Rp455.87 per share less the interim cash dividend of Rp48.45 per share paid in November 2007. In 2009, we paid a cash dividend for 2008 of Rp296.94 per share and interim cash dividend 2009 of Rp26.65 per share. In 2010, we paid a cash dividend for 2009 of Rp261.41 per share and interim cash dividend 2010 of Rp26.75 per share. In 2011, we paid a cash dividend for 2010  of Rp322.59 per share (see Note 33 to our Consolidated Financial Statements).

(3)   Includes current maturities of long term loans.

*      Reclassified, refer to Note 2a and 47 Consolidated Financial Statements.

Financial Achievements

a.       Our consolidated revenue grew by 3.8% to Rp71,253 billion.

b.       We increased the contribution of our data, internet and IT business by 4.7% to 33.6% of our total revenue.

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Operational Highlights
	Year ended December 31,
	2007*	2008*	2009*	2010	2011
FIXED WIRELINE
Customer base (in thousands)	8,685	8,630	8,377	8,303	8,602
Subscriber pulse production (in millions of pulse)*	75,451	62,940	54,186	9,403	8,054

*) in millions of minutes for year ended December 31, 2010 and 2011

FIXED WIRELESS (FLEXI)
Customer base (in thousands):
Classy/Postpaid	828	731	649	546	468
Trendy/Prepaid	5,535	11,994	14,490	17,615	13,770
Total	6,363	12,725	15,139	18,161	14,238
ARPU (12 months average - in thousands of Rupiah):
Postpaid	115	93	84	82	80
Prepaid	42	32	18	13	9
Blended	53	38	22	15	10
Network:
Base Transceiver Station / BTS (units)	1,911	4,054	5,543	5,641	5,718
Number of cities in service	238	353	370	370	370

CELLULAR
Base Transceiver Station / BTS (units)	20,858	26,872	30,992	36,557	42,623
Network capacity (in millions of subscribers)	50.5	67.3	85.2	98.6	115.9
Customer base (in millions of subscribers)	47.9	65.3	81.6	94.0	107.0
Postpaid (kartuHALO)	1.9	1.9	2.0	2.1	2.2
Prepaid (simPATI)	24.0	43.0	58.0	56.9	51.3
Prepaid (Kartu As)	22.0	20.3	21.6	35.0	53.5
ARPU - blended (in thousands of Rupiah)	80	59	48	42	39
Postpaid (kartuHALO)	264	216	214	211	197
Prepaid (simPATI)	84	63	48	42	45
Prepaid (Kartu As)	57	37	31	28	24

OTHERS
Broadband Internet (Speedy):
Customer base (in thousands)	241	645	1,145	1,649	1,789
Number of cities in service	88	375	378	431	456
Dial-up Internet (TelkomNet Instant):
Average accessed subscribers (in thousands)	662	574	448	103	40
Subscriber minutes production (in billions)	3.7	2.8	1.5	0.4	0.2
Cable and Pay Television (TelkomVision):
Customer base (in thousands)	67	210	179	213	1,000

Operational Achievements

a.       As of December 31, 2011, our customer base grew by 7.8% to 129.8 million customers, comprising  8.6 million fixed wireline telephone subscribers, 14.2 million fixed wireless telephone subscribers and 107.0 million cellular subscribers.

b.       We grew our cellular subscriber base by 13.8%, or13.0 million customers, to 107.0 million customers at the end of 2011.

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Common Stock and Bond Highlights

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Trade Price and Volume

The table below shows the high, low, closing quoted prices and trading volume for our Common Stock on the IDX during the periods indicated:

	Price per Share of Common Stock (*)
Calendar Year	High	Low	Closing	Volume
	(in Rupiah)			(shares)
2007	12,650	8,900	10,000	5,718,438,000
First Quarter	10,350	8,900	9,700	1,250,176,000
Second Quarter	10,800	9,400	9,700	1,340,736,500
Third Quarter	11,450	9,850	10,850	1,230,125,000
Fourth Quarter	12,650	10,000	10,000	1,897,400,500
2008	10,250	5,000	6,900	6,162,126,500
First Quarter	10,250	8,400	9,500	1,615,643,500
Second Quarter	9,700	7,189	7,200	1,424,645,500
Third Quarter	7,878	6,155	7,050	1,663,345,000
Fourth Quarter	7,250	5,000	6,900	1,458,492,500
2009	10,350	5,750	9,450	4,174,413,500
First Quarter	7,900	5,750	7,550	677,507,000
Second Quarter	8,100	6,850	7,500	1,405,779,000
Third Quarter	9,450	7,550	8,650	1,232,832,000
Fourth Quarter	10,350	7,850	9,450	858,295,500
2010	9,800	6,950	7,950	5,707,850,000
First Quarter	9,700	7,950	8,050	1,143,530,500
Second Quarter	8,350	6,950	7,700	1,550,508,500
Third Quarter	9,450	7,600	9,200	1,186,753,000
Fourth Quarter	9,800	7,650	7,950	1,827,058,000
2011	8,050	6,600	7,050	4,441,579,000
First Quarter	8,050	6,600	7,350	1,297,346,000
Second Quarter	7,850	6,800	7,350	957,638,000
Third Quarter	7,900	6,900	7,600	1,261,616,000
Fourth Quarter	7,750	6,900	7,050	924,979,000
September	7,900	6,900	7,600	447,377,500
October	7,750	7,000	7,400	442,462,000
November	7,650	7,150	7,350	222,600,500
December	7,500	6,900	7,050	259,916,500
2012
January	7,150	6,800	6,800	344,578,000
February	7,100	6,650	7,050	369,165,000
March (15)	7,150	6,700	6,800	182,332,000

(*)   We conducted a two for one split of our common stock from a nominal value of  Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004. The price per share of the common stock reflects this split for all periods shown.

On December 30, 2011, the last day of trading on the IDX in 2011, the closing price for our common stock was Rp7,050  per share.

The high, low, closing prices and trading volume for our ADSs on the NYSE and the LSE for the periods indicated are shown in the table below. Trading in ADSs is effected “off exchange” on the LSE. Under LSE rules, off exchange trading means that transactions are carried out on other exchanges and once the transaction has taken place, it is reported to the LSE.

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	Price per ADS (NYSE)			Volume	Price per ADS (LSE)			Volume
Calendar Year	High	Low	Closing	(in ADS)	High	Low	Closing	(in ADS)
		(in US Dollars)				(in US Dollars)
2007	56.50	37.74	41.57	83,650,348	56.87	38.29	41.33	43,051
First Quarter	46.98	37.74	42.69	23,459,831	46.82	39.30	42.91	30,000
Second Quarter	47.02	42.70	42.65	16,844,563	47.15	39.60	43.23	10,137
Third Quarter	51.61	40.00	48.31	19,900,045	51.60	38.29	48.80	1,729
Fourth Quarter	56.50	41.88	41.57	23,445,909	56.87	41.79	41.33	1,185
2008	45.50	17.31	25.01	98,988,347	45.74	16.89	24.62	38,028
First Quarter	45.50	37.50	41.50	21,441,196	45.74	36.32	41.99	6,808
Second Quarter	42.86	31.50	31.91	22,504,983	41.99	32.03	32.40	120
Third Quarter	34.49	26.47	29.47	23,663,355	35.43	26.46	28.49	20,000
Fourth Quarter	30.65	17.31	25.01	31,378,813	29.31	16.89	24.62	11,100
2009	41.55	20.19	39.95	67,767,999	40.76	25.67	41.02	3,757
First Quarter	26.45	20.19	25.70	16,518,171	27.92	25.67	25.67	3,000
Second Quarter	31.25	24.93	29.98	20,038,628	36.91	31.76	31.76	429
Third Quarter	35.93	31.38	35.70	18,490,886	37.43	37.16	37.16	270
Fourth Quarter	41.55	33.56	39.95	12,720,314	40.76	37.16	41.02	58
2010	43.80	30.33	35.65	69,803,576	42.00	30.76	34.91	19,673
First Quarter	41.18	34.62	35.76	15,338,571	41.20	35.41	35.41	1,030
Second Quarter	36.89	30.33	34.23	16,873,723	36.16	30.76	34.89	2,392
Third Quarter	42.31	33.75	41.29	15,732,144	42.00	34.20	42.00	15,324
Fourth Quarter	43.80	34.10	35.65	21,859,138	40.60	34.91	34.91	927
2011	36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
First Quarter	36.05	30.51	33.58	17,278,400	35.73	33.39	33.44	697
Second Quarter	36.28	32.21	34.50	16,636,000	35.89	35.82	35.88	354,770
Third Quarter	36.96	30.29	33.07	20,886,200	35.59	33.58	34.44	87,554
Fourth Quarter	34.48	30.62	30.74	14,478,500	21.02	21.02	30.50	963,271
September	36.65	30.29	33.07	7,379,100	34.44	34.44	34.44	50,000
October	34.48	32.01	33.80	5,563,300	33.56	21.02	33.44	1,420
November	34.42	31.66	32.75	3,766,400	33.59	33.59	33.59	5,800
December	33.06	30.62	30.74	5,148,800	32.53	30.39	30.50	956,051
2012
January	31.47	30.30	30.65	5,563,480	31.23	30.09	30.48	82,547
February	31.57	29.86	30.61	6,473,837	31.26	30.03	31.26	376
March (15)	31.69	29.26	29.51	3,643,721	31.35	29.67	29.67	65

On December 30, 2011, the last day of trading on the NYSE and LSE in 2011, the closing price for one Telkom ADS was US$30.74 and US$30.50 respectively.

Bond

	Outstanding Value
	(in millions
Series Name	of Rupiah)	Effective Date	Maturity Date	Issue Term (year)	Coupon structure	Underwriter	Trustee	Rating*
Obligasi II Telkom Tahun 2010 Seri A	1,005,000	June 25, 2010	July 6, 2015	5	9.6%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	idAAA
Obligasi II Telkom Tahun 2010 Seri B	1,995,000	June 25, 2010	July 6, 2020	10	10.2%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	idAAA
* issued by PT Pemeringkat Efek Indonesia ("Pefindo")

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REPORT FROM THE PRESIDENT COMMISSIONER

2011 was a challenging year, dominated by tough competition and rapid technological change. The industry was in the midst of a transformation to triple play (voice, data and video). Against this backdrop, Telkom delivered a promising performance.

Overall growth was slightly below expectations due to a combination of factors. In a crowded field, with up to 11 players competing fiercely on price rather than products or service quality, there was a slight lag in the industry growth as well as the Company adjust with the new market dynamics. However, we continued to booked growth in Telkom’s new wave businesses, particularly broadband and data services—the primary growth drivers in the future. The number of cellular subscribers continued to grow, and the wireline business remained profitable.

Telkom is in a period of transition. Having recognized the enormous potential of broadband early on, we invested heavily in transforming Telkom’s systems, infrastructure and capabilities that would enable us to become a broadband provider in the future. We now are entering the consolidation phase of our transformation from a traditional telecommunications company to a TIME business provider. Within this new landscape, growth is being driven by the influx of new technologies and mobile devices, such as Ipad, Android and Blackberry, which are revolutionizing lifestyles and fuelling an increase in demand for data communications. To capture these new opportunities, Telkom is opening up new potential growth revenue streams, such as value added services and content, those are based on data rather than voice. The priorities for the Board of Directors have been to:

-        Accelerate the expansion of our network capacity and coverage through our high speed broadband-based infrastructure, which deliver advanced connectivity to customers through integrated voice, video and data services (Telkom Nusantara Super Highway program);

-        Increase productivity and continue to drive efficiency measures in the transformation process; and

-        Revitalize Telkom’s core competencies and build a lean, more balanced workforce through resizing  in order to more responsible to the demands of the new business environment.

As a result of strong execution of the strategies put in place by the Board and all staffs, progress has been made on each of these fronts such as our fiber optic network, which is expected by 2015 to reach 85% of major cities in Indonesia, is already delivering vastly improved speeds, quality and reliability services, and we have seen our broadband subscriber base increase by 64.3%. Revenue from data services has increased by 21.1%. The new customers of our new wave business is already enjoying the next generation of information and edutainment services through our triple play IPTV product, Groovia-TV At the same time, our cellular and fixed wireline subscribers have continued to increase.

On efficiency, we have introduced a series of initiatives, including programs aimed at reducing administrative costs, energy costs and network maintenance costs, among others.

More than 750 employees took early retirement in 2011, helping to pave the way for a more streamlined human resource structure with the competencies level that we look for.

Demand for information, media and edutainment services is growing at an unprecedented pace in Indonesia, with the country emerging as a major market in global terms: Indonesia is now the world’s second largest market for both Facebook and Blackberry, and has Twitter’s third-largest user base.

The way forward for Telkom will be to continuously and systematically invest in opening up new business opportunities that promise higher growth. We will continue with the targeted expansion of our infrastructure development and revitalization programs to broaden the scope for business opportunities that can create added value on a sustainable basis by focusing on three critical customer requirements:

1.       Our 47,000 kilometer-long fiber optic cable network—which we called as the Telkom Nusantara Super Highway—will be delivering data transfer speeds of up to 100 mbps to more than 12 million residential and business customers nationwide by 2015.

2.       The development of products and service that offer secure transfer and storage of data, such as Delima, T-cash, cloud computing and data centers, will give Telkom the edge over its competitors in terms of data security.

3.       The creation of an innovation ecosystem to bring innovative and functional applications to the market.

Even though the economy and industry has continued to enjoy growth in recent months, we must remain vigilant with the challenges and constraints that may follow in the wake of the financial crisis in Europe in the coming years. Telkom’s share buyback program, launched in 2011, will continue to be used to anticipate market mechanism pressures that may arise in the form of a decline in the share price, as well as to strengthen the stock structure.

The greatest challenge in the short term, however, will come from the competitive environment. For much of the last year, telecoms companies in Indonesia have been embroiled in a price war that serves the best interests of neither customers nor operators. We would like to see the government as regulator play a stronger role to ensure the healthy growth of the telecommunication industry in Indonesia. We will continue to seek constructive dialogue with the regulator to create a regulatory environment that benefits the operators and consumers alike.

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We will continue to intensify our oversight to strengthen corporate governance systems. The Board of Commissioners did not undergo any changes in 2011, enabling us to strengthen the cooperation between the members. In performing its duties, the Board of Commissioners was assisted by various committees, including the Audit Committee, the Planning and Risk Evaluation and Monitoring Committee and the Remuneration and Nomination Committee, all of which worked intensively throughout the year. The Audit Committee, Planning and Risk Evaluation and Monitoring Committee and Nomination and Remuneration Committee have been working intensively to support this. The Audit Committee continued to facilitate the introduction of IFRS-based reporting, a global reporting standard that will strengthen the quality and transparency of our financial disclosures. We also have reinforced and broadened the scope of our early warning system to ensure that we can anticipate and take action on any issues that could compromise good governance.

The Planning and Risk Evaluation and Monitoring Committee continued to monitor, on a daily, weekly and monthly basis, all the potential risks in every investment made and each program undertaken.

The Telkom Group continues to create new opportunities from the synergies and economies of scale that can be derived from a well-integrated portfolio of businesses. We will continue to foster an ecosystem that supports innovation and creates a business culture of caring for our customers at all times. Telkom’s 5C commitment reinforces the principle that the business units within the Telkom Group are not stand-alone entities; rather, each works in synergy with the others to ensure that our customers receive the most seamless experience, the most reliable products, and the best service.

In 2011, we continued to invest in empowering Indonesia’s creative and entrepreneurial potential through our corporate social responsibility programs. Telkom is already making a significant contribution through its investment in developing Indonesia’s broadband infrastructure. We realize, however, that many remain excluded from the digital society, and that targeted efforts are needed to enable communities and individuals to access the benefits of broadband technology to create value, improve livelihoods and contribute to the country’s economic growth. By fostering synergies between micro, small and medium enterprises, particularly in the music business and in some of our heritage industries such as batik, through the use of TIME infrastructure, we hope to give them the tools to expand their products market share on a global scale.

We would like to extend our deep gratitude and high appreciation to all Directors and our staffs for their dedication and hard work in delivering added value to our shareholders.

Telkom has played a significant role in leading Indonesia into the broadband-based future life style through its investment in digital infrastructure. With our unparalleled technological capability, a sound management platform based on good corporate governance and the trust of our shareholders and investors, I can assure you that the Company is now in a strategic position to continuous growth and develop in the future.

Jusman Syafii Djamal

President Commissioner

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REPORT FROM THE PRESIDENT DIRECTOR

Performance

The year 2011 was important for Telkom, marked by the rapid development of our new wave businesses in consolidating our Telecommunication, Information, Media and Edutainment (TIME) services.  Against the backdrop of an ongoing decline in fixed wireline services, our IME businesses and subsidiaries grew strongly, enabling us to record solid revenue growth. This was an improvement on the previous year’s results. We also took a number of strategic initiatives to complete the transformation of our business, infrastructure, human resources and corporate culture to maintain our position as market leader in the TIME industry in Indonesia.

The number of telephony subscribers we serve continues to increase, and broadband internet use experienced unprecedented growth, as did our new wave businesses managed by our subsidiaries. We had  129.8 million cellular, fixed wireline and fixed wireless customers in 2011, or a growth of  7.8% compared to 2010. We also had  10.5 million broadband internet subscribers, representing growth of 64.3%, comprising 1.8 million Speedy wireline users as well as 9.6 million broadband wireless customers using Telkomsel Flash and Blackberry. Other business, primarily the new wave businesses managed by our consolidated subsidiaries, such as IT, call center and business process outsourcing, towers, customer premises equipment (“CPE”), pay TV, media and other edutainment businesses, expanded rapidly. Through our subsidiary TelkomVision, our pay TV subscriber base has now reached more than one million customers. In 2011 we booked revenue of Rp71,253 billion, up 3.8% from 2010.

To strengthen the legacy business and drive growth in our new wave business, in line with our corporate strategy, we are transforming ourselves into a TIME business. To reinforce this process, we are developing a support structure and resources in the form of infrastructure, organization and human resources. One of the vital components in our TIME strategy, is the construction of the Telkom Nusantara Super Highway, a fiber-optic IP backbone that will cover all Indonesian territory. In term of customer’s access, there is also an ongoing development project of True Broadband Access to cover 13 million homepass with a capacity of 20-100 Mbps by replacing the copper cable with fiber optic at gradual basis until 2015. On that improved capacity, we can strive to deliver all TIME services and customers can enjoy high-quality services. As part of corporate plan implementation, until 2011, we had already completed the construction of 63,000 kilometers of IP backbone and metro infrastructure network using optic cable, which connects major cities in Indonesia. Adding to this, we also completed the construction of 2.5 million high-speed homepass connections including 1.2 million true broadband accesses to support customer’s access.

This infrastructure development is one of the strategic measures we are taking to enable us to bring triple play services to our customers, which are more extensive and deliver better quality in all our lines of business including Speedy, Indonesia Wi-Fi and cloud computing. In 2011, our triple play services were available in Jakarta and in several other major cities in Java and will soon be launched in other areas, offering a package of a fixed wireline phone connection, high speed internet (Speedy) and Groovia-TV, which is the first IPTV service in Indonesia. Groovia-TV will play an increasingly important role completing our business line in the pay TV business in Indonesia by providing a unique experience for customers through IPTV’s key features: a wide selection of pay TV subscription packages, such as on-demand video and TV, which allows users to record and repeat TV broadcasts. By making use of our reliable and integrated infrastructure, and in line with our goal of implementing True Broadband everywhere for Telkom Group customers, we also launched the Indonesia Wi-Fi service, providing more than 5,000 access points to enable Speedy, Flash and Flexi EVDO customers to access high speed internet services wherever they are. To serve the applications and business solutions market including cloud computing, in 2011 we delivered solutions for a diverse range of businesses in the finance, health, transportation and logistics sectors, among others. We also began to offer Delima (“Delivery Money Access”) which facilitates peer to peer money remittance transactions via Telkomsel and Flexi as well as agent to agent services through cash points bearing the Delima logo.

In line with our transformation agenda, we have taken measures to increase efficiency and optimize our assets to create a better cost structure for the Company. Alongside the decline in revenue growth from our fixed wireline business and the shift towards the data business and IP-based telecommunications networks, we have continued to focus on upgrading our employee competency structure. In 2011, 762 employees took advantage of the early retirement program. This will not only have a positive impact on costs but will also help to ensure a better fit between our employees’ competencies and the needs of the Company.

In line with the ongoing modernization of our networks, we are inventorying our assets, including the capacity and utilization of resources we own that can be optimized for other business purposes. We are also improving the quality of the infrastructure synergies within the Group, such as the management of Telkomsel’s and Flexi’s towers through our subsidiary Mitratel, as well as encouraging the development of the tower leasing business to further optimize our assets. To develop our human resources, we are strengthening Group integration and synergy by encouraging greater employee mobility within the Telkom Group, not only between us and our subsidiaries but between subsidiaries as well, which is reinforcing our common goals and purpose. We have also upgraded human resource capabilities in line with the transformation of our portfolio from standard telecommunications to TIME.

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Market Conditions in 2011

Our performance in 2011 was affected to some extent by the dynamics of the market and changes in the regulatory environment. As our business portfolio indicates, there was strong growth in the broadband and internet business, and the new wave/IME businesses, not only in our own business but in the market in general.

After a relatively slow start to the year, our cellular business picked up its performance during the third quarter on the back of the completion of a number of critical improvements its IT, billing and distribution systems. With these enhanced capabilities, Telkomsel can now respond more rapidly to any developments in this still fiercely competitive market. The competition in the cellular business in 2011 focused mainly on customer base, data services and value added services. The proliferation of sophisticated devices such as tablets and smart phones at increasingly affordable prices is fuelling growth in demand for data and applications, and particularly in locally relevant content. External dynamics such as the Government Regulation issued in October 2011 calling on cellular operators to suspend and ‘reset’ SMS subscriber content services cost us and the other cellular operators a loss in potential revenue, but did not have a significant impact on our overall performance. On December 6, 2011 the regulator announced the re-allocation of 3G frequencies for five operators, which gave us the certainty we needed to be able to plan and rebuild our broadband wireless network for the future.

The cancellation of the planned merger between Flexi and one of our competitors in the fixed wireless business at the beginning of this year allowed us to focus on upgrading the quality of our Flexi service. In the middle of 2011 we have launched Flexi’s EVDO data service, a wireless broadband-based service that will defend Flexi’s competitiveness in the market. Our pay TV customer base also experienced significant growth. Our subsidiary, TelkomVision, recorded more than one million subscribers TV connection at the end of 2011. In 2011 we also experienced strong demand for business solutions, including cloud computing-based solutions. At the same time, we also have a wireline business that, in step with the rest of the industry, is experiencing declining growth. Overall, however, we were able to booked positive results for 2011.

Good Corporate Governance

We have continued to achieve high standards of discipline in corporate governance and financial reporting. This 2011 Annual Report is something of landmark for the Company, as it marks our first year of IFRS-based reporting. The preparations for the switch to this international reporting standard have been in train over the last few years. Moreover, we have taken the lead in encouraging other Indonesian state-owned enterprises to adopt this initiative, as we believe it will improve transparency and facilitate investors and analysts in making a fair assessment of Company’s value.

The commitments we place on good corporate governance and our concerted efforts for improvement are reflected in the recognition that we have again earned from industry observers and regulators. In September we were cited at the Best Financial Institutional Awards 2011 for having the Most Consistent Dividend Policy and Strongest Adherence to Corporate Governance, then in December 2011 we received a Corporate Governance Perception Index Award for being The Most Trusted Company 2011, as well as a number of other awards, including the Anugerah Business Award for Best Corporation 2011, a 2011 Indonesia Sustainability Reporting Award (“ISRA”), and the title of Asia’s Best Managed Company from Finance Asia Magazine. These awards reflect our integrity in striving to apply the highest standards in the operation of our business. Our 2010 Annual Report was also one of the top three reports in the non-financial state-owned enterprises category.

During 2011, we experienced no change in Directors.

Corporate Social Responsibility

We continue to demonstrate our care for the environment in which we operate in various ways. Our social responsibility activities are focused on among others expanding access to ICT, from donations and grants to training and business incubators. Our major programs have included Internet Goes to School, Program Bagimu Negeri, Santri Indigo and most recently, the Bandung Digital Valley (“BDV”) business incubator. In addition, we continue to address community concerns through humanitarian assistance in areas suffering the impacts of natural disasters. We completed the rebuilding of a number of schools and other educational facilities that had been damaged or destroyed in natural disasters such as in West Sumatra, Central Java and Yogyakarta, among others, so that they are now fit to be used as safe, comfortable places of learning.

To promote and facilitate the growth of the digital creative industry in Indonesia, we established BDV, a business incubator for individual creative developers and startup companies taking their first steps in the digital creative industry. Here, the drivers of this new industry can focus on innovation, channeling all their creativity into creating things that will benefit the industry and the society. In its role as a bridge between ICT solution developers and the market, BDV will provide both technical consultations and business advocacy for the users. We are also making efforts to foster digital-preneurship through the Indigo Fellowship and Indigo Digital Music Award programs. Together with the music community, we campaign actively for the legal use of digital music.

Other activities carried out through our corporate social responsibility program in 2011 included our active support for the development of sports, such as our organization of the annual Speedy Tour d'Indonesia for the last four years, and our involvement in the development of football and basketball at the national level. We have also pioneered the use of hydrocarbons as a coolant, one tangible indication of our environmental leadership as part of the 'Telkom Go Green' program, through which we prioritize the use of environment-friendly and energy-efficient products in our business operations.

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Business Outlook for 2012

We believe that 2012 will be another important year in our transformation into a comprehensive TIME operator. We are optimistic that Company will be able to make the most of the opportunities created by business conditions in 2012, particularly in number of fundamental areas.

First, the market for our new wave businesses is flourishing. Broadband penetration is now taking off and we vision it as a good opportunity to continue expanding our broadband services and augment them with attractive and exciting content that is integrated with the connectivity we provide. Groovia-TV is a new IPTV service that we have launched to augment TelkomVision’s competitive subscriber TV service, reinforcing our confidence that it will positioned us as a leader in pay TV services. IPTV has also strengthened our triple-play and triple-screen services, which will make us a more attractive for customers. In addition, those of our subsidiaries that operate in new wave businesses and other ancillary businesses have the capability to provide the business solutions wich highly in demand, such as IT services and cloud computing, contact centers, international carrier, customer premises equipment (“CPE”) and managed services, including the provision of telecommunications towers.

Second, we will continue to give serious attention to our core business, basic telephony services, which contributes the major portion of our revenue and still has a growth prospects, particularly in our cellular business, and will offer even greater opportunities with the convergence of fixed and mobile services and the IME contents that they can channel. The need for broadband, high speed internet and video, which requires high capacity networks, is a market demand trend that we will address by transforming our old infrastructure into next generation networks, including by replacing copper cables with fiber optic cables and integrating them with our wireless network so that customers can enjoy multiplay and multi screen services. We believe that in the future, convergence will give us a significant edge while strengthening our other competitive advantages such as our customer base, which is the largest in all of these services, as well as our vision of being the leader in all the businesses that Telkom Group companies operate in.

Third, to improve our efficiency and effectiveness, we will continue to implement a cost optimization strategy in several of our businesses to enhance our cost structure without compromising the quality of our service to customers. We will focus on costs that can be optimized either through upgrading management systems or by strengthening synergies between the companies in the Telkom Group. We will strive to ensure that this cost optimization will bring tangible improvements in service assurance for all of our customers.

The actions as outlined above reflect our determination to carry on creating value for the shareholders. We believe that there is great potential for further sustainable and competitive growth in our industry that resulted in a strong financial position and guarded by prudent corporate governance. Moreover, we are now ready to be a role model of sound corporate governance for other dynamic organizations with desire to grow.

To conclude, we would like to express our thanks to all of our employees for their dedication and hard work which contributed to our good performance in 2011. We would also like to express our appreciation to the Board of Commissioners for their direction and advice on achieving the Company’s strategic objectives. Our sincere thanks are also due to our shareholders, business partners, customers and other stakeholders for their unceasing trust and support in Telkom Indonesia.

Rinaldi Firmansyah

CEO

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COMPANY PROFILE

Addresses

HEAD OFFICE

GKP Telkom

Jl. Japati No. 1

Bandung 40133

Tel.: (62-22) 452 7101

Fax.: (62-22) 424 0313

INVESTOR RELATIONS

Gedung Grha Citra Caraka, 5th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 521 5109

Fax.: (62-21) 522 0500

CONSUMER SERVICE DIVISION – WESTERN REGION

Gedung Grha Citra Caraka, 10th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 525 8416

Fax.: (62-21) 520 2733

CONSUMER SERVICE DIVISION – EASTERN REGION

Jl. Ketintang No. 156

Surabaya 60231

Tel.: (62-31) 828 6250

Fax.: (62-31) 828 6080

Business ServiceS Division

Jl. Letjen S. Parman Kav. 8, 2nd Floor

Jakarta 11440

Tel.: (62-21) 565 8500

Fax.: (62-21) 565 2800

Enterprise Services Division

Gedung Chase Plaza, 22nd Floor

Jl. Jend. Sudirman Kav.21

Jakarta 12910

Tel.: (62-21) 386 6600

Fax.: (62-21) 386 8400

Multimedia Division

Menara Multimedia, 15th Floor

Jl. Kebon Sirih No. 12

Jakarta 10110

Tel.: (62-21) 386 0500

Fax.: (62-21) 386 6267

Telkom Flexi Division

Jl. Kebon Sirih Raya No. 36

Jakarta 10110

Tel.: (62-21) 344 7070

Fax.: (62-21) 344 0707

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A Brief History of Telkom

We are a state-owned enterprise that operates in the telecommunications and network services sector in Indonesia. We are subject to the prevailing laws and regulations in this country. Given its status as a state-owned enterprise whose shares are traded on the stock market, the Government of the Republic of Indonesia is the Company’s majority shareholder, while the remainder of the Company’s common stock is owned by the public. The Company’s shares are traded on the Indonesia Stock Exchange (“IDX”), the New York Stock Exchange (“NYSE”), the London Stock Exchange (“LSE”) and publicly offered without listing in (“POWL”) Japan.

Telkom offers a broad range of network and telecommunication services, including domestic and international basic telecommunication services, using cable, fixed wireless (“CDMA”) and Global System for Mobile Communication (“GSM”)  as well as interconnection service used among other license operators (“OLO”). Besides  telecommunication services, Telkom also runs Multimedia business such as content and applications, completing our business portfolio called Telecommunication, Information, Media and Edutainment (“TIME”). As  the telecommunication business is the fundamental platform of the Company's legacy-based business, the other business portfolios will be called as new wave businesses that lead the Company to keep innovating digital creative based products. This confirms Telkom's commitment to boost revenues amid more open competition in the industry.

It is the Company's obsession to continuously help to develop small business, medium-size company to big corporation, by considering improvement of people's welfare. In addition, the Company keeps diversifying the business either through merger or acquisition. The Company is currently building stronger fundamental for its broadband network in East Indonesia under Palapa Ring project so that the strong national network of Nusantara Super Highway can be realized.

Our commitment to reliable, secure connectivity and data mobility has enabled us to increase our broadband customer base to 10.5 million customers as per December 31, 2011, a growth of 64.3%. At the same time, our cellular subscribers have increased by 13.8% or13.0 million new customers, bringing our total cellular subscriber base to 107.0 million.

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1856-1882	1906-1965	1974	1980
On October 23, 1856, the Dutch colonial government deployed the first electromagnetic telegraph in Indonesia, connecting Batavia (Jakarta) with Buitenzorg (Bogor).

The Dutch colonial government established a government agency to operate post and telecommunications services in Indonesia. In 1965, the post and telecommunications services were separated and brought under the control of two state companies, PN Pos and Giro and PN Telekomunikasi

PN Telekomunikasi was split into two divisions, PT Industri Telekomunikasi Indonesia (“PT INTI”), which manufactured Telecommunications equipment, and Perusahaan Umum Telekomunikasi (Perumtel), which supplied domestic and international telecommunication services.

			The international telecommunication business was taken over by Indosat.
1991	1995	1999	2001

PERUMTEL became PT Telekomunikasi Indonesia or Telkom, and operations were organized into twelve regional units (Witel). These were later reorganized into seven regional divisions: Division I Sumatra, Division II Jakarta and Surrounding

Area, Division III West Java, Division IV Central Java and DI Yogyakarta, Division V East Java, Division VI Kalimantan and Division VII Eastern Indonesia.

Telkom held its Initial Public Offering on November 14, 1995 on the Jakarta Stock Exchange and the Surabaya Stock Exchange. On May 26, 1995, Telkom  established Telkomsel, its cellular business subsidiary.

		The Telecommunications Law (Law No. 36/1999), which went into effect in September 2000, facilitated the entry of new players, intensifying the competition in the telecommunications industry.

Telkom acquired 35.0% of Indosat’s shares in Telkomsel, making it the majority shareholder with a stake of 77.7%. Indosat then took over

22.5% of Telkom’s shares in Satelindo and 37.7% of its shares in PT Lintasarta Aplikanusa. At the same time, Telkom  lost its exclusive right to be the sole fixed line telephone operator in Indonesia.

2002	2004	2005	2009
Telkom divested 12.7% of its shares in Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”).	Telkom launched its international direct dial fixed line service.

The Telkom-2 Satellite was launched to replace all satellite transmission services previously provided by the Palapa B-4 satellite. This brought the total number of satellites launched by Telkom  to eight, including the Palapa A-1 satellite.

			Telkom underwent a transformation from an Infocomm company to a TIME player. The new Telkom was introduced to the public with the new corporate logo and tagline, ‘the world in your hand’.
2010	2011
The JaKaLaDeMa submarine and fiber optic cable project linking Java, Kalimantan, Sulawesi, Denpasar and Mataram was successfully completed in April 2010.

The reform of our telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the archipelago from Sumatra to Papua, and the True Broadband Access project, will enable customers all over Indonesia to access the internet at capacities of 20 - 100 Mbps.

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VISION, MISSION AND OBJECTIVES

Vision

To become a leading Telecommunications, Information, Media and Edutainment (“TIME”) company in the region.

Mission

-         To provide high quality TIME services at a competitive price.

-         To be a role model as the best-managed corporation in Indonesia.

Objectives

To achieve the leading position by strengthening our legacy business and growing new wave businesses to gain 60% of the industry revenue in 2015.

Strategic Initiatives

1.     Optimizing our Plain Ordinary Telephone Systems (“POTS”) and strengthening our broadband infrastructure.

2.     Consolidating and growing our Fixed Wireless Access (“FWA”) business and managing our wireless portfolio.

3.     Integrating the Telkom Group’s Ecosystem Solutions.

4.     Investing in Information Technology (“IT”) services.

5.     Investing in media and edutainment businesses.

6.     Investing in strategic wholesale and international business opportunities.

7.     Investing in strategic domestic opportunities by utilizing our assets optimally.

8.     Integrating Next Generation Networks ("NGN") and Operational support system, Business support system, Customer support system and Enterprise relations management (“OBCE”).

9.     Aligning the business structure and portfolio management.

10.  Transforming the corporate culture.

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Map of Regional Operations

In line with Telkom’s strategic initiative to optimize Plain Ordinary Telephone Systems (“POTS”), which is one of Telkom’s legacy businesses, the Company recognized a need to restructure the management mechanisms, particularly in the Fixed Wireline (FWL) retail segment, which is characterized by location, address and home-based customers.

Telkom therefore re-mapped the segments and customers that make up the key markets for the FWL retail business and capitalized on potential channels that are better suited to the Company’s business environment in order to realize the convergence of Telkom’s services more effectively.

To do this, Telkom has established the Consumer Service Division, a business unit dedicated to managing and delivering sales and services to FWL retail customers as well as sales channels. The Consumer Service Division is part of the Consumer Directorate.

For operational purposes, the Consumer Service Division is divided into two large regions:

1.     The Western Consumer Service Division, headed by an Executive General Manager and headquartered in Jakarta. This division covers Sumatra, DKI Jakarta, West Java and Banten.

2.     The Eastern Consumer Service Division, headed by an Executive General Manager and headquartered in Surabaya. This division covers Central Java, East Java, Kalimantan and Eastern Indonesia.

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Organizational Structure

To help transformation of the Company’s into a TIME operator, and ensure a sustainable competitive growth, Telkom reorganized a number of its business units:

a.       We changed the name of the IT, Solution & Supply Directorate to the IT, Solution & Strategic Portfolio Directorate following the addition of the Strategic Investment & Corporate Planning functions as a result of the integration of the Strategic Investment & Corporate Planning unit with this Directorate. To enable it to focus on managing IT services as well as the new Strategic Planning & Strategic Portfolio functions, the supply management function, which consists of supply planning & control and supply centers, was transferred to the Compliance & Risk Management Directorate. The reassignment of this function will enable the IT, Solution & Strategic Portfolio Directorate to focus on its  core functions.

b.       We added the supply management function to the Compliance & Risk Management Directorate in order to align supply management processes with compliance processes and balance  the workloads of each Directorate.

c.        We modified the organizational structure of the Internal Audit unit to align it with the demands of end to end audit processes.

d.       We merged the Corporate Communications and Corporate Affairs Departments to ensure a more effective and efficient work process.

Presiden Director /CEO
RINALDI FIRMANSYAH
Head of Corporate Communication & Affair
EDDY KURNIA
• VP Corporate Office Support
• VP Business Performance & Evaluation
• VP Regulatory Management
• OVP Public Relation
Head of Internal Audit
TJATUR PURWADI
• VP Marketing & Service Audit
• VP Infrastructure & Supply Management Audit
• VP Enterprise Management Audit
Auditor Group
Director of Finance/CFO
SUDIRO ASNO
• VP Financial & Logistic Policy
• VP Management Accounting
• VP Treasury Management
• VP Financial Accounting
• VP Investor Relation
• VP Asset Management
Director of Human Capital & General Affair
FAISAL SYAM
• VP HR Policy
• VP Industrial Relation
• VP Organization Development
Director of Network & Solution/COO
ERMADY DAHLAN
• VP Infrastructure & Service Planning
• VP Network Operation
Director of Consumer
I NYOMAN G WIRYANATA
• VP Product Management
• VP Commerce & Customer Care
• OVP Marketing
Director of Enterprise & Wholesale
ARIEF YAHYA
• VP Enterprise Marketing
• VP Wholesale
• OVP Sales & Customer Care
Director of Compliance & Risk Management
PRASETIO
• OVP Risk Management
• VP Legal & Compliance
• VP Business Effectiveness
• VP Supply Planning & Control
Director of IT, Solution & Strategic Portfolio/CIO
INDRA UTOYO
• VP IT Strategy & Governance
• VP Service Strategy & Tariff
• VP Corporate Strategic Planning
• VP Corporate Strategic Business Development
• VP Business Portfolio & Synergy

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Telkom’s organization structure is as follows:

Directorate	Function and Authority
Finance Directorate	Focuses on the Company’s financial management, managing financial operations centrally through the Finance, Billing & Collection Center Unit.
Human Capital & General Affairs Directorate

Focuses on managing the Company’s human resources as well as the operational management of human resources centrally through the Human Resources Center Unit, as well as controlling the Learning Center, HR Assessment Center, Management Consulting Center and Community Development Center operational units.

IT, Solution & Strategic Portfolio (IT, S&P) Directorate

Focuses on managing the IT Strategy & Policy, Service Strategy & Tariffs, and the Strategic Investment & Corporate Planning operational units, as well as controlling the Multimedia Division, Information System Center and R&D Center.

Compliance & Risk Management Directorate	Focuses on managing the Risk Management, Legal & Compliance, Business Effectiveness, Security & Safety, and Supply Planning & Control operational units, as well as controlling the Supply Center.
Network & Solution Directorate

Focuses on managing the Infrastructure Planning & Development and Network Operation Policy operational units, and controlling infrastructure’s operational through the Infrastructure Telecommunications Division, Access Division, and Maintenance Service Center.

Consumer Directorate	Focuses on managing the consumer business segment and the operational management of the Western Consumer Services Division and Eastern Consumer Services Division as well as the Telkom Flexi Division.
Enterprise & Wholesale Directorate

Focuses on managing the enterprise & wholesale business segment as well as managing the Enterprise Services Division, the Business Services Division and the Carrier & Interconnection Services Division.

Subsidiaries

Telkom  Group has experienced continuous growth, both organic and inorganic. Organic growth is achieved through expansion of the existing divisions and creating synergies between our subsidiaries. Inorganic growth is accomplished through corporate actions in the form of the acquisition of companies that are deemed capable of providing added value to the entire Telkom  Group and contributing to the long-term revenue growth and sustainability of the business.

A.      Direct Ownership (more than 50%)

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel, the leading cellular operator in Indonesia, was established on May 26, 1995, provides mobile cellular (GSM) services. Telkomsel is 65% owned by Telkom.

PT Multimedia Nusantara (“Metra”)

Metra, which is positioned as a strategic investment company aimed at supporting the realization of the Telkom’s new wave business, was acquired on May 9, 2003. Metra, whose shares are 100% owned by Telkom, focuses on network construction, development, maintenance and services, and multimedia services (data communications systems, portal and on-line transaction services).

PT Telekomunikasi Indonesia International (“TII” or “Telin”)

Telin provides fixed line telephone services (KSO-III West Java & Banten) and international telecommunications. Acquired on July 31, 2003, Telin is 100% owned by Telkom. Moreover, Telin is responsible for managing Telkom’s overseas business.

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo was originally established to operate Joint Operating Schemes (KSO) in Sumatra. Acquired on August 15, 2002, Pramindo is 100% owned by Telkom and provides telecommunications services and development.

PT Infomedia Nusantara (“Infomedia”)

Infomedia was acquired on September 22, 1999 to operate Joint Operating Schemes (KSO) in Sumatera. Infomedia, whose shares are 100% owned by Telkom  through a 49% ownership by Metra, has transformed its business from the original three pillars (directory services, contact center services and content services) to Business Process Outsourcing (“BPO”) and Digital Media and Rich Content (“DMRC”).

PT Dayamitra Telekomunikasi (“Dayamitra” or Mitratel”)

Mitratel provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Mitratel is 100% owned by Telkom, transformed itself by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

PT Indonusa Telemedia (“Indonusa”)

Established on May 7, 1997, Indonusa is a multimedia (pay-TV, Internet) service provider. Since 2007, Indonusa, which is wholly owned by Telkom  through a 0.46% stake in Metra, was the first pay-TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay-TV), under the TelkomVision brand. This service allows customers to purchase and top-up vouchers for their choice of affordably-priced content at any time.

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PT Graha Sarana Duta (“GSD”)

GSD provides building management, construction and development services. Acquired on April 25, 2001, GSD is 99.99% owned by Telkom, operates throughout Indonesia and manages the buildings owned by Telkom Group as well as other companies outside Telkom  Group.

PT Napsindo Primatel Internasional (“Napsindo”)

Established on December 29, 1998, Napsindo is a network access point provider. Napsindo is 60% owned by Telkom. On January 13, 2006, Napsindo has ceased its operation.

B.      Direct Ownership (20% to 50%)

PT Patra Telekomunikasi Indonesia (“Patrakom”)

Established on September 28, 1995, Patrakom provides VSAT services and related facilities to companies in the oil industry. Patrakom is 40% owned by Telkom

PT Citra Sari Makmur (“CSM”)

CSM, which was founded on February 14, 1986, provides telecommunications services related to VSAT applications and other telecommunications technology, as well as consulting services. CSM is 25% owned by Telkom.

PT Pasifik Satelit Nusantara (“PSN”)

Established on July 2, 1991, PSN is 22.38% owned by Telkom. PSN provides satellite transponder leasing and satellite-based communication services to countries in the Asia Pacific region. PSN held its initial public offering of its ordinary shares in June 1996, listing them on the NASDAQ, but was delisted on November 6, 2001 in connection with its failure to meet certain NASDAQ National Market Listing conditions.

C.      Direct Ownership (less than 20%)

PT Batam Bintan Telekomunikasi (“BBT”)

BBT was founded on June 15, 1996 and provides fixed line telecommunications services for Batamindo Industrial Park in Batam and Bintan Beach International Resort and Bintan Industrial Park on Bintan Island. Telkom owns 5% of BBT’s shares.

PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Established on December 24, 1993, Bangtelindo provides telecommunications facilities construction and maintenance services. Bangtelindo’s shares are owned 2.11% by Telkom.

D.      Indirect Ownership

PT Metranet (“Metra-Net”)

PT Metranet was established on April 17, 2009, and provides multimedia portal services. Metra-Net’s shares are 100% owned by Metra.

PT Sigma Cipta Caraka (“Sigma”)

Sigma was established on May 1, 1987, and provides IT & Solution services. Telkom  now owns 100% of Sigma’s shares since Metra acquired 20% ownership of Sigma in August 2010.

PT Telekomunikasi Indonesia International Pte Ltd

PT Telekomunikasi Indonesia International Pte Ltd was established as a subsidiary of Telin on December 6, 2007, pursuant to the laws of Singapore. In addition, Telin owned fully 100% shares of PT Telekomunikasi Indonesia International Pte Ltd. Its range of telecommunication services includes but is not limited to internet-based voice and data services, managed data services, call back/call re-origination, pre-paid calling card services and the resale of leased circuit services.

PT Telkomsel Finance B.V (“TFBV”)

TFBV was established in Amsterdam (Netherlands) on February, 2005, for the purpose of borrowing, lending and raising funds, including the issuance of bonds, promissory notes and other  securities or documentary debt instruments. Telkom owns 65% shares of TFBV through  Telkomsel.

PT Telekomunikasi Indonesia International (Hong Kong) Ltd

Telekomunikasi Indonesia International (Hong Kong) Limited was established in Hong Kong on December 8, 2010 and has obtained Unified Carrier License (“UCL”) on March 1, 2011 for providing public telecommunications network service, establishing and maintaining telecommunications network, and possessing and using the radio communications installation to provide services. Telkom owns 100% shares of Telin Hong Kong through  Telin.

PT Administrasi Medika (“Admedika”)

Admedika, established on February 25, 2010, handles online claims between hospitals and health insurance providers. Telkom  owns a 75% stake in Admedika through Metra.

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PT Balebat Dedikasi Prima (“Balebat”)

Balebat was acquired on October 1, 2003, and operates in printing service. Telkom holds 65% stake in Balebat through Infomedia.

Telekomunikasi Selular Finance Limited (“TSFL”)

TSFL was established as a subsidiary of Telkomsel in April 22, 2002 and operates in the investment and financial sector. Telkom owns 65% shares of TSFL through  Telkomsel.

PT Finnet Indonesia (“Finnet”)

Finnet was established on October 31, 2005, as a provider of IT infrastructure, applications and content for information systems and financial transactions for the banking and financial services industry. Metra holds 60% of Finnet’s shares.

PT Melon Indonesia (“Melon”)

Melon is a joint venture company, established on August 16, 2010 by Metra and South Korea Telecom, which own stakes of 51% and 49% respectively. This company, which grew out of Telkom’s expansion into the Media & Edutainment business, provides digital music and related content services for cell phones, personal computers, consumer electronic channels and other digital media.

Scicom (“MSC”) Bhd

Established in 1997, Scicom is a contact centre provider based in Malaysia. Telkom  owns a 29.71% stake in Scicom through Telin, making it the majority shareholder.

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(*)   51% owned by Telkom and 49% owned by Metra

(**) 99.54% owned by Telkom and 0.46% owned by Metra

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Profile of the Board of Commissioners

Jusman Syafii Djamal

President Commissioner

In January 1, 2011 he was given the Shareholders’ mandate to serve as President Commissioner of PT Telekomunikasi Indonesia, Tbk. As a Mechanical Engineering graduate of ITB with a degree in Aeronautical Engineering (1983), and a recipient of the Bintang Jasa Nararya of the Republic of Indonesia on August 17, 1995 (the Golden Anniversary of the Independence of the Republic of Indonesia), he was appointed by President of Indonesia Susilo Bambang Yudhoyono on Mei 20, 2010 as a member of the National Innovation Committee (the President’s think tank on innovation policy). He currently also serves as President Commissioner (Independent) of PT Cardig Aero Services, Tbk., President Commissioner (Independent) of PT Toba Bara Sejahtera, Commissioner (Independent) of PT Jasa Angkasa Semesta, Tbk and Chairman of Matsushita Gobel Foundation. He is also an experienced “National Policy Maker” as Minister of Transportation of the Republic of Indonesia in the First United Indonesia Cabinet (May 2007 – October 2009). He is the author of “Grand Techno Economic Strategy” – A Strategy to Stimulate Productivity (Mizan, 2009). He has experience as a Technical/Engineering Advisor and Auditor, having been appointed by President Susilo Bambang Yudhoyono as a member of the National Team for the Evaluation of Transportation Safety and Security (2007), to identify and evaluate the “root causes” of serious transportation accidents in the air, sea, rail and road sectors. He has gained management experience in the aircraft industry in several strategic positions, including (a) as President Director of PT Dirgantara Indonesia (2000 – 2002), (b) Director of Human Resources at PT IPTN (1999 – 2000), (c) Director of Helicopters, Defense Technology and Satellite (1996 – 1999), (d) Chairman of the PT IPTN Restructuring Program Executive Team (1998 – 2001), and (e) Chief Project Engineer, N250 Development and Design (1989 – 1995). For 20 years he worked as a professional Aerodynamics Engineer specializing in Computational Aerodynamics and Configuration Development. With the late Bambang Pamungkas, he holds an Intellectual Property Right in the form of Patent No.ID 0 021 669 Electronic-based Flight Control Systems on August 15, 2008.

Bobby A.A. Nazief

Commissioner

Appointed as a Commissioner of Telkom on September 19, 2008. Holding a PhD in Computer Science from the University of  Illinois at Urbana-Champaign, USA, he is also Senior IT Advisor to the Ministry of Finance of Indonesia and a lecturer in the Computer Science Faculty at the University of Indonesia. He was also appointed as Senior IT Advisor to the management of Indonesia’s Supreme Audit Board and Director of the Computer Science Center at the University of Indonesia.

Mahmuddin Yasin

Commissioner

One of Telkom’s Commissioners since June 29, 2007. He is an Economics graduate from Krisnadwipayana University, Jakarta, and holds a Master of Business Administration from Washington University, St. Louis, USA. He is the Deputy Minister of State for State-Owned Enterprises, having previously served as Deputy Minister for Restructuring and Privatization and Secretary of the Ministry of State-Owned Enterprises and as Vice Chairman of the Indonesian Bank Restructuring Agency (“IBRA”). In the corporate world, he has served in a number of important positions including as President Commissioner of PT Socfin Indonesia (2005-2007), President Commissioner of PT Pupuk Sriwijaya (2004-2008) and Commissioner of PT Indo FarmaTbk (2002). Since 2008 he has been serving as Commissioner of PT Bank Mandiri Tbk.

Johnny Swandi Sjam

Independent Commissioner

An Independent Commissioner of Telkom since January 1, 2011. His educational achievements include a Diploma III in Computer Engineering from the Bandung Institute of Technology (ITB), a Diploma IV in Industrial Management from the Ministry of Trade’s Industrial Management Academy, a degree in Information Management from Gunadarma University and a postgraduate degree in Business Administration & Policy from the University of Indonesia. He has held a number of important positions in Indosat’s subsidiaries, such as Satelindo, Sisindosat and Intikom (1997-2002), before serving as President Director of Satelindo (2002-2003), a Director of Indosat (2005-2007) and as President Director of Indosat (2007-2009) and on the Board of Commissioners of PT INTI (2010-2011). He was also elected as Chairman of the Standing Committee for Telecommunications Infrastructure & Services of the Indonesian Chamber of Commerce and Industry (KADIN).

Rudiantara

Independent Commissioner

An Independent Commissioner of Telkom since January 1, 2011. He has a degree in Statistics from the Faculty of Mathematics and Natural Sciences, Padjadjaran University, as well as an MBA from IPPM, University of Indonesia. He has served in a range of important positions, including as a Director and Commissioner of various cellular telecommunications companies such as Indosat, Telkomsel and XL, and as Vice President Director of PT PLN (Persero), Vice President Director of PT Semen Gresik (Persero), and as CEO of PT Bukit Asam Transpacific Railways and PT Rajawali Asia Resources.

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Profile of the Board of Directors

Rinaldi Firmansyah / CEO

President Director

Rinaldi Firmansyah becameTelkom’s President Director on February 28, 2007. He began his career at Telkom as Director of Finance from 2004 to 2007. His previous positions include President Director of PT Bahana Securities (2001-2003), Vice President Commissioner of PT Bahana Securities (2003-2004), and Commissioner of PT Semen Padang and Chairman of its Audit Committee (2003). He holds a Bachelor’s degree in Electrical Engineering from ITB, and a Master’s degree in Business Administration from the Indonesian Institute of Management Development, Jakarta. He is also a Chartered Financial Analyst.

Sudiro Asno

Director of Finance / CFO

Telkom’s Director of Finance /CFO since February 28, 2007. With an Economics degree, majoring in Accountancy from Padjadjaran University, Bandung, he launched his professional career at Telkom in 1985 and held various important positions in the Telkom’s Directorate of Finance before being appointed as Senior General Manager of the Finance Center.

Faisal Syam

Director of Human Capital & General Affair

Director of Human Capital & General Affairs at Telkom since February 28, 2007. He holds a Bachelor’s degree in Mathematics from the University of North Sumatra and a Master’s degree in Management from the Bandung School of Management (“STMB”). Since joining Telkom in 1983, he has held a number of key positions, including Senior General Manager of the Human Resource Center.

Ermady Dahlan

Director of Network & Solution / COO

He was appointed as Telkom‘s Network & Solution Director / COO on March 1, 2008 having previously served as Consumer Director since February 28, 2007. A graduate of the Junior Engineer Joint Training Program at the Bandung Telecommunications Academy (PAMTK – ATN) in 1978, he joined Telkom in 1973. He has also served in various other strategic positions, including as Executive General Manager of Regional Division II (Jakarta).

I Nyoman G Wiryanata

Director of Consumer

Appointed as Telkom’s Consumer Director on March 1, 2008, having served as Network & Solution Director since February 28, 2007. He has a Bachelor’s degree in Electrical Engineering from the Surabaya Institute of Technology and a Master’s degree in Business Administration from the Prasetya Mulya Institute of Management. Since joining Telkom in 1983, he has held a number of important positions, including Executive General Manager of Regional Division I (Sumatra).

Arief Yahya

Director of Enterprise & Wholesale

Appointed as Telkom’s Director of Enterprise and Wholesale on June 24, 2005. He graduated with a Bachelor’s degree in Electrical Engineering from ITB and has a Master’s degree in Telecommunications Engineering from the University of Surrey, UK. He joined Telkom in 1986 and has held several key positions, including Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan).

Prasetio

Director of Compliance & Risk Management

Compliance & Risk Management Director  since February 28, 2007. He holds a Bachelor’s degree in Economics, majoring in Accountancy, from Airlangga University, as well as a Master’s degree in Business Law from Gadjah Mada University. He has also taken executive courses at various universities, including the State University of New York at Buffalo, the Asian Institute of Management in Manila, Philippines, Kellogg University in Chicago, Illinois and the Wharton School of Management, University of Pennsylvania in the United States. He joined Telkom as Executive Vice President Risk Management, Legal & Compliance in 2006. He began his career at Bank Niaga Tbk in 1984, becoming Vice President-Credit Policy and Administration Group Head in 1999. He then served as Senior Vice President/Chief Credit Officer of IBRA from 1999 to 2001 and served as Vice President Commissioner of Bank Prima Ekspress in the same period. From 2002 to 2004, he worked for Bank Danamon Indonesia Tbk, where his last position was Commercial and SME Banking Director, doubling as Chief Financial Officer. He also served as an Advisor to the President Director of PT Bank BNI Tbk in 2004 and as Chief Financial Officer of PT Merpati Nusantara Airlines until 2005.

Indra Utoyo

Director of IT, Solution & Strategic Portfolio / CIO

He has been Director of IT, Solution & Strategic Portfolio / CIO since February 28, 2007. He holds a Bachelor’s degree in Telecommunications Electrical Engineering from ITB and a Master’s degree in Communications and Signal Processing from the Imperial College of Science, Technology and Medicine, University of London, UK. He joined Telkom in 1986 and has held several key positions, including Senior General Manager of the Information System Center.

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SENIOR MANAGEMENT

Eddy Kurnia

Head of Corporate Communication & Affairs

Tjatur Purwadi

Head of Internal Audit

Priyantono Rudito

VP Corporate Strategic Planning

Honesti Basyir

VP Corporate Strategic Business Development

Eddie Wibawa

VP Business Portfolio & Synergy

Budhi Santoso

VP Business Performance Evaluation

Ahmad Kordinal

VP Corporate Office Support

Agina Siti Fatimah

OVP Public Relations

Herdy Rosadi Harman

VP Regulatory Management

Purwoto

VP Enterprise Management Audit IA

Harry Suseno Hadisoebroto

VP Infrastructure & Supply Management Audit IA

Mohammad Nuhin

VP Marketing & Service Audit IA

Dani Ramdani

VP Network Operation

Revolin Simulsyah

VP Infrastructure & Service Planning

Syarif Syarial Ahmad

VP Wholesale

Budi Siswanto

VP Enterprise Marketing

Slamet Riyadi

OVP Sales & Customer Care

Judi Rifajantoro

VP IT Strategy & Governance

Judi Achmadi

VP Service Strategy and Tariffs

Sutoto

VP Supply Planning & Control

Michael Gatut Awantoro

VP Business Effectiveness

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Rudy Agustian

VP Legal & Compliance

Ikhsan

OVP Risk Management

Martinus Wisnu Adji

VP Financial & Logistic Policy

Teguh Wahyono

VP Management Accounting

R. Gatot Rustamadji

VP Treasury Management

Sunarto

VP Financial Accounting

Agus Murdiyatno

VP Investor Relation

Syamsul Bahri

VP Asset Management

Djaka Sundan

VP Organization Development

Wien Aswantoro Waluyo

VP Industrial Relation

Sofyan Rohidi

VP HR Policy

Teni Agustini

VP Commerce and Customer Care

Pramasaleh Hario Utomo

VP Product Management

Dendi Tegar Danianto

OVP Marketing

Tri Djatmiko

EGM Western Consumer Service Division

Sukardi Silalahi

EGM Eastern Consumer Service Division

Arko Maryono

EGM Business Services Division

Abdus Somad Arief

EGM Enterprise Services Division

Zulheldi

EGM Carrier & Interconnection Services Division

David Bangun

EGM Telecommunication Infrastucture Division

Arief Musta’in

EGM Access Division

Joddy Hernady

EGM Multimedia Division

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Mas’ud Khamid

EGM Telkom Flexi Division

Otong Iip

SGM Finance, Billing and Collection Center

Nilawati Djuanda

SGM Maintenance Service Center

Mustapa Wangsaatmadja

SGM Research & Development Center

Halim Sulasmono

SGM Information System Center

Sri Heribowo G Iman Tidarto

SGM Supply Center

Teuku Zilmahram

SGM HR Center

Tonda Priyanto

SGM Learning Center

R. Gatot Rustamadji

SGM Community Development Center

Tengku Hedi Safinah

Head of Management Consulting Center

Freddy Triany

Project Management Office Coordinator

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AWARDS 2011

MONTH	AWARDS
February

-       Top Brand Award 2011 for kartuHALO, simPATI, Flexi, Speedy and Flash from Marketing Magazine & Frontier Consulting Group;

-       Indonesia Brand Champion Award 2011 in the Most Popular Brand of Stock, Most Recommended Brand of Stock and Customer’s Brand Choice of Stock categories (based on Market Capitalization as per December 30, 2010, which exceeded Rp100 billion) from MarkPlus Insight & Marketeers Magazine;

-       Brand Equity Champion of Cellular Operators for simPATI and Brand Equity Champion of Mobile Internet Providers for Flash from MarkPlus Insight & Marketeers Magazine;

-       Ideal Company Award 2010 and The Most Gracious Company Award from Warta Ekonomi Magazine.

March

-       Indonesia Brand Champion Award 2011 Telco & Gadget for Speedy, Flexi, simPATI, and Flash from MarkPlus;

-       Call Center Award 2011 for Telkom 147 in the Telecommunication, Pay TV and Internet Service Provider categories from Service Excellence Magazine.

April	- Forsel Award 2011 for Flexi in the Favorite CDMA Operator category from Forsel Magazine and the Best CDMA Operator title from Selular Magazine.
May	- Asia's Best Managed Company Award from Finance Asia Magazine; - Service Quality Award 2011 from Marketing Magazine in the Best Walk-in Center category for Plasa Telkom and GraPARI.
June

-        Indonesian Human Capital Study (IHCS) Awards 2011: The Best For Human Capital Index in the Infrastructure, Utilities, & Transportation Industry category, The Best For Employee Net Promoter Score in the Infrastructure, Utilities, & Transportation Industry category; The Best for All Criteria; The Best for CEO Commitment; and  The Best For Human Capital Initiative in the Career Management category;

-        Corporate Image Award (IMAC) 2011 in the Telecommunications Industry and Internet Provider categories from the Frontier Consulting Group.

July

-        Capital Market Awards 2011, organized by IDX with KPEI and KSEI;

-        World HRD Congress and Stars of the Industry Group Awards  in the Best Employer Brand and Asia’s Best Brand categories;

-        CMO Asia Award for Excellence in Branding & Marketing from the CMO Council & World Branding Congress;

-        UNI Apro Outstanding Employer Partner Award 2011 from UNI Global Union Asia Pacific Region.

September

-        MDGs Gold Award 2011 in the Best CSR Practice category from the Corporate Forum for Community Development;

-        Digital Marketing Award 2011 in the Great Performing Brand in Social Media for CDMA Operator and Fixed Internet Provider categories from the Frontier Consulting Group;

-        Indonesia Green Award 2011 from La Tofi School of CSR;

-        Annual Best Financial Institutional Award 2011 in the Most Consistent Dividend Policy and Strongest Adherence to Corporate Governance categories from Alpha Southeast Asia for Most Consistent Dividend Policy and Strongest Adherence to Corporate Governance category;

-        Annual Report Award 2010 from IDX & Bapepam-LK.

October

-        Net Promoter Customer Loyalty Award 2011 in the CDMA and Broadband Internet categories for Flexi & Speedy from SWA Magazine;

-        ICSA 2011 Award in the Postpaid FWA Simcard and Internet Service Provider Wireline/Fixed categories from Frontier Consulting Group.

November

-        Frost & Sullivan Indonesia Excellence Award 2011 for Data Communication Service Provider of the Year and Broadband Service Provider of the Year,  as well as Most Innovative Application of the Year for Telkomsel from Frost & Sullivan;

-        Economic Challenges 2011 award  in the Telecommunication category from Metro TV.

December

-        The Best Corporation 2011, The Best Corporation for Corporate Communications, The Best Corporation for Marketing Management, The Best Corporation for Risk Management,  and The Best Finance Performance for Non-Finance Corporation from Business Review Magazine;

-        The Best Overall Sustainability Report 2010 and The Best Sustainability Report 2010 in the Services category at the Indonesia Sustainability Reporting Awards (ISRA) from National Center for Sustainability Reporting (NCSR);

-        Investor Award 2011 in the Best Non-Financial SOEs category from Investor Magazine.

-        Indonesia CSR Award 2011 from the Corporate Forum for Community Development;

-        Best State Owned Enterprise in the GCG 2011 Awards from the Indonesian Institute for Corporate Directorship (IICD) in cooperation with Business Review Magazine.

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SIGNIFICANT EVENTS IN 2011

MONTH	AWARDS
January

Telkom launched Delivery Money Access (“Delima”) on January 31, 2011 at Grha Citra Caraka, Jakarta. Delima is money remittance facility for both national and international transaction using cellular telephone devices.

February	As part of our effort to promote better customer service, 2011 was declared as “Quality of Service Year” in an event at Grha Citra Caraka, Jakarta on February 7, 2011.
March

Telkom and 32 other SOEs signed a MoU on SOEs cooperation and synergy with regard to the provision of Enterprise Resource Planning (ERP) services, at the Ministry of SOEs, Jakarta, on March 30, 2011. State Minister of SOEs, Mustafa Abubakar, attended the signing.

April

Telkom delivered on its commitment to reform Indonesia’s telecommunications infrastructure through the Nusantara Super Highway project, which consists of the development of a 47,099 km long fiber optic backbone that links the entire archipelago from Sumatra to Papua

May

To strengthen the synergy of the Telkom Group, Telkom and its subsidiary, Telkomsel, signed an MoU at Gedung Wisma Mulia, Jakarta, on May 27, 2011 to make Plasa Telkom an integrated service point. A similar initiative was entered into with Telkom Vision at the end of April 2011.

June

-         Telkom launched its latest product, Groovia TV, at Gandaria City, Jakarta, on June 4, 2011. This offers a brand new television viewing experience in Indonesia with sophisticated service features such as video on demand, karaoke and online games;

-         Telkom launched the Indigo Fellowship 2011 on June 16, 2011 at Menara Multimedia, Jakarta, to promote the development of the creative industry in Indonesia.

July	To improve the quality of our services to customers, Telkom launched Indonesia Wi-Fi on July 26, 2011 at the conclusion of the Telkom Group II/2011 Management Meeting.
September

-         Telkom and 15 other SOEs signed an MoU on national connectivity through Indonesia Logistics Company Services (ILCS) at the Ministry of SOEs on September 15, 2011 to develop economic potential and strengthen national connectivity, human resources and IT;

-         Telkom and SK Telecom signed a cooperation agreement on September 28, 2011 at the Ritz Carlton Hotel, Jakarta to work on an online English language tutorial service called Connected Learning.

October

-         Telkom was selected as ICT Partner for the 19th ASEAN Summit 2011 in Nusa Dua, Bali on October 9-19, 2011 meeting the voice and data communications needs of the participants;

-         Telkom launched the new Flexi logo and at the same time officially adopted the EVDO Rev A technology on October 12, 2011 to support Flexi services, enabling video calls, video streaming, video chatting and more from subscribers’ cellular devices;

-         Telkom provided ICT services for the international sailing event “Sail Walikatobi – Belitung 2011” on October 13, 2011 in Tanjung Kelayang. Belitung, which was attended by Indonesia’s Vice President Boediono;

-         Telkom officially replaced the integrated information system for customers, Sistem Informasi Kastamer (SISKA), with i-SISKA on October 27, 2011 at Grha Citra Caraka, Jakarta;

-         Telkom and PB ISSI once again organized the Speedy Tour d’Indonesia, which was contested by 19 Indonesian and international teams over a route from Java to Bali.

November

-         Telkom and Pertamina signed an MoU on November 24, 2011 on the use of Pertamina’s hydrocarbon refrigerant, MUSIcool, in support of the Company’s environment friendly campaign and more efficient electricity consumption (Telkom Go Green);

-         Telkom presented Lifetime Achievement Awards at the Indigo Digital Music Awards 2011 on November 24, 2011 as a show of its support for the development of the content industry and the creation of a digital music ecosystem.

December

Telkom is promoting the growth of digital creative content in Indonesia through the Bandung Digital Valley, which is located at the Telkom Research & Development Center,  Gegerkalong Hilir,  Bandung. BDV officially began its operation in December 2011.

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Products and Services

As a TIME (Telecommunications, Information, Media and Edutainment) services provider, Telkom is committed to provide continual innovation in sectors beyond telecommunications. We create products and services that anticipate the rapid developments in both content and devices, from smartphones to PCs (personal computers) to tablets. Moreover, we continue to innovate by integrating voice communications and data services via the internet and IPTV in a single package that we call Triple-Play. We believe that these developments differentiate us from our competitors. It gave benefits to Telkom in term of Time to Market, thus positioning it as a prestigious company in years to come. Such creativity also facilitates big evolution in Telkom's organization as reflected in transformation starting in 2009.

Anticipating the growing dynamism of the telecommunications business, Telkom, pursuant to PT Telekomunikasi Indonesia Tbk Regulation No.PD.506 year 2011 regarding the Product Tree, is seeking to create synergies in all our products, services and solutions, from legacy products to new wave, and group them into a number of business lines, as follows:

1.       Telecommunications

a.                   Fixed Wireline

-         Plain Old Telephone Services (“POTS”) are the basic cable telephone connections provided by Telkom.

-         VAS Fixed Wireline is a value-added service offered as a package with our core product to meet customer needs.

-         Intelligent Network (“IN”)  Services (JAPATI) are IT-based network architecture services connected to Telkom’s telecommunications network and exchange system. JAPATI customers can enjoy FreeCall, Personal FreeCall, Split Charging, UniCall, VirtualNet, PremiumCall, VoteCall and VoteFree services.

-         Session Initiation Protocol (“SIP”)  Services are IP Multimedia Subsystem (IMS)-based services that integrate wireless and wireline technology to support voice and data services.

b.       Fixed Wireless

-         Prepaid Services are telephone connections that enable customers to use the telecommunications services they want by purchasing a number and refill vouchers.

-         Postpaid Services are telephone services that are billed to customers at the end of each month according to the telecommunications services they have used.

c.                    Cellular

-         Telkom’s subsidiary, Telkomsel, provides cellular communication services using GSM technology and the 3.5G frequency. Cellular services are still the largest contributor to the Company’s consolidated revenue.

-         The cellular products and services offered by Telkomsel can be divided into two models: postpaid services, delivered through kartuHALO, and prepaid services, delivered through simPATI  and Kartu As. These three products are differentiated as follows:

-         kartuHALO  has been the most popular postpaid service since it was first launched in 1995. At the end of 2011 kartuHALO had    2.2 million subscribers, or 53.4% of the total postpaid market in Indonesia.

-         simPATI  is a prepaid product that is available as starter packs and refill vouchers with a comprehensive set of sophisticated features and affordable off-peak prices.

-         Kartu As is Telkomsel’s latest cellular innovation for the prepaid market, with charges calculated on a usage basis. Kartu As targets the younger segment of users.

d.       Internet Services (Narrowband & Broadband)

-         Dial-Up Services are internet access services that use ordinary telephone networks and dial-up modems that are provided by certain Internet Service Providers/ISP). Alternatively, customers can access the internet through TelkomNet Instan.

-         Flexi Net is an internet access service using the Telkom Flexi network.

-         Port Wholesale is the leasing of Remote Access Server Ports to internet service providers, content service providers and corporates for resale to customers.

-         Metro I-net is an Internet Protocol (“IP”) or Ethernet-based high capacity data network solution that guarantees flexibility, ease of use and effectiveness as well as high quality for business and residential customers.

-         Astinet  delivers internet access using Telkom’s default Internet Gateway and Public IP Address for dedicated communications channels 24 hours a day.

-         Broadband Internet offers dedicated Internet access at speeds of over 384 kbps.

-         Hotspot/Wi-Fi  is a wireless Intranet and Internet access solution for mobile data service customers in certain areas using the payment mechanisms of Telkom or other ISPs (roaming), or in bulk by using Wi-Fi-based Customer Premises Equipment.

-         IP Transit serves interconnections to the global internet using Full Route BGP Internet and IP block features as well as Autonomous System (“AS”) customers (Non Telkom) with a bandwidth ratio of 1:1 from CPE to upstream Telkom.

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e.        Network Services

-         Leased circuit is an unregulated terrestrial transmission network service that provides a dedicated connection between two termination points with symmetrical transmission channel capacity.

-         IPLC (International Private Leased Channel) is a dedicated terrestrial telecommunications channel that is leased to facilitate voice, data, video and other telecommunications services between customers in Indonesia and customers in other countries, according to the customer’s authority and in accordance with the relevant regulations.

-         VPN Backhaul is a node on a Virtual Private Network (“VPN”) that serves as a center for other nodes.

-         ADSL Link/EBIS ESP is an Asymmetric Digital Subscriber Line-based link to the internet that is leased to other internet service providers.

-         Satellite Services is the lease of satellite transponder bandwidth and/or related products that use Telkom’s satellites or alternative satellites.

f.         Data Communications Services

-         ISDN PRA is a high capacity digital network to facilitate multimedia telecommunications services, using a wider bandwidth and digital systems from terminal to terminal to support high speed, high quality voice, data and video communications through a single channel. This network has a total capacity of 1,984 kbps, consisting of 30B+D64, and can be used to connect PABX from mainframe computers to the PASOPATI network, as well as Local Area Network (“LAN”) connections.

-         DINA Access is a dedicated access service to support interconnections between LAN and multimedia services at speeds that can be customized to customer needs, from 64 to 2.084 Kbps.

-         VPN  is a private network using media such as the internet to connect remote sites securely.

-         Global Datacom is a data communications service for corporate customers that connects head offices with branches or clients around the world. Telkom works with global partners through Telin to provide this service.

-         Metro Link is a connectivity service based on the Metro network that serves point to point, point to multipoint and multipoint to multipoint.

-         VAS Datacom provides additional added value facilities for data communications customers.

g.       Interconnection and Intercarrier Services

-         Transit Interconnection is a service for channeling interconnection calls from the originating communications provider to the destination provider using Telkom’s fixed network.

-         Terminating Interconnection is a service for terminating interconnection calls on Telkom’s network from other domestic operators.

-         Service-Based Signaling is offered to other operators, both domestic and international, through Telkom’s signaling network.

-         Originating Interconnection is a service for originating interconnection calls offered by the originating network provider.

-         Telkom Access Services are provided by other telecommunications operators for various services, such as long distance calls (“SLJJ”) and International Direct Dialing (“SLI”) 007.

-         International Terminating is the termination of calls by international partners on Telkom’s network.

-         VAS Interconnection these are value added services such as Telkom Free, Telkom Split Charging, Telkom Vote, Telkom Uni, Telkom Premium, and Call Centers from service providers through Telkom’s network.

h.       Ancillary Services

-         Mechanical and Electrical Services (“ME”) the provision of electricity supply facilities owned by Telkom to partner customers.

-         Non ME Services various support facilities owned by Telkom that are provided to partners, including space, real estate, collocation, grounding integration, towers, ducts, roof tops, and access roads.

-         CPE (Customer Premises Equipment) is the ancillary telecommunications equipment located in Telkom customers’ premises.

2.       Information Technology (“IT”) Services

a.                   Managed Application & Performance / ITO

-         Cloud-Based  Managed Services are based on client server applications to support cloud computing services that can be accessed through the internet.

-         Server-Based  Managed Services are server based services that customers access through the internet or dedicated applications.

-         IT Consulting is a consulting service for the design and development of systems/applications, IT blueprints/master plans or other strategic planning documents.

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b.                   E-Payment/Payment Services

-         Billing Payment is a service that facilitates customers’ payment transactions to service providers such as PLN, Telkom, PDAM, PJKA, and others through services provided by a collection agent such as a bank, cooperative, BPR, convenience store and so on, eliminating the need for payments to be made in person.

-         Remittance  is a money transfer service for which neither sender nor recipient need to have a bank account but must have a cellular phone on which to receive notifications.

-         E-Money  allows customers to deposit money electronically using a device or media such as a cell phone, prepaid card, or virtual account (that can be accessed by internet) to pay for a transaction electronically.

-         E-Voucher  or Telkom Voucher is a single voucher issued by Telkom to purchase services or refill cell phone minutes for Telkom Group products, such as Kartu As, simPATI  and Flexi Trendy, prepaid TelkomVision services and Speedy Hotspot.

c.        ITeS

-         Business Process Outsourcing (“BPO”) is a contract-based service for the management/operation of the client’s business processes.

-         Knowledge Process Outsourcing (“KPO”) is a BPO service for the management of business processes that require specific competencies.

d.       Network Centric VAS

-         Data & Telephony is a value-added IT-based data and telephone services for connectivity customers.

-         Security  is a value-added IT-based security service for connectivity customers.

-         Server & Storage is a value-added IT-based server and storage services for connectivity customers.

e.        Integration Services

-         Network & Hardware Integration Services integrates and delivers connectivity for customer premises equipment (CPE).

-         Applications and Software Integration Services integrates and delivers the systems needed to integrate two or more applications/software/systems.

-         Computing Hardware Integration Services integrates computerized equipment systems to support information systems for customers.

3.        Media & Edutainment

  Content

-         Music  is presented in a range of formats, from songs or melodies, to lyrics and arrangements that are the work of one or more people.

-         News  is up-to-date content about time and location of latest events.

-         Sport  is sports information in text, video, and multimedia format.

-         Education  is content related to the world of education, which is aimed at developing a smarter nation by prioritizing exciting learning methods.

-         Games  is content accessed by users for entertainment or learning and includes skill games, mass multiplayer online (“MMO”) games, sports games, board games and many more.

-         Anti Virus is content containing software to detect and remove viruses from computer systems.

  Portal

-         E-Commerce  is a portal that facilitates electronic transactions by third parties or the Telkom Group, and comprises marketing/selling, delivery, customer care and payment activities.

-         E-Store  is a portal that facilitates the sale of content or applications that can be downloaded directly to mobile or web devices, such as games, applications, music and so on, which are paid or free of charge.

-         Community  is a portal that provides content of interest to specific communities in the form of news, video, user generated content, articles and so on.

-         On Device Portal is a portal installed on a mobile device to enable the user to choose, purchase and use mobile content and services.

  Media

-         Pay  TV  provides TV services via satellite or cable a wide variety of premium content including news, sport, and entertainment.

-         Over the Top TV (“OTT TV”) is a TV service that customers can access via the internet.

-         Advertisements  are commercial promotions for third party products or services disseminated via digital or print media.

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Sales, Marketing and Distribution

Telkom’s distribution strategy covers all our major services and products, including fixed wireless telephone services, but not including cellular telephone services, which are managed by our subsidiary Telkomsel. Telkom’s distribution channels are as follows:

-         Plasa Telkom is a walk-in customer service point, where customers have access to all Telkom’s products and services.

-        AM  Teams  are local points for the proactive, individualized management of SME, enterprise and OLO customers. They are assisted by Tele Account Managers, who manage Telkom’s SME customers through telecommunications media such as the internet/websites and through outbound calls.

-        Telkom Solution House (“TSH”)  is where enterprise  customers can get information about various TIME solutions, services and products, as well as the latest technology. This information is presented through various media, including Live Demos for Free (for Speedy, Hotspot, PDN and IP-Phone), Live Demos for commercial usage (such as Video Conferencing), Enterprise Business Solution consultations for customized corporate TIME solutions, and simulation demos (for e-Payment and VPN over Fixed Network, GSM and Flexi).

-        SME Centers, function as communication centers with modern office facilities, where Telkom customers can interact, and as a commerce centers for e-commerce solutions.

-        Warung Telkom are public telecommunications kiosks that function as customer service outlets. These outlets are operated by small enterprises on a non-exclusive basis and offer basic telecommunications services such as local, long distance and international calls, fax services, and internet access. Customers can also purchase phone cards and Flexi starter packs and vouchers, as well as vouchers for other operators. For providing these services, Telkom offers such outlets discounts of 30% from normal telephone subscriber rates.

-        Authorized dealers and retail outlets distribute various products such as phone cards and Telkom Flexi subscriptions, starter packs and vouchers. These dealers get a discount on our products but operate on a non-exclusive basis.

-        Websites.  Customers can access information about all Telkom’s products and services, from multimedia to telephony, online through our corporate website, www.telkom.co.id, or at www.plasa.com.

-        Speedy customers can get information by contacting our inbound number 147, telemarketing/outbound calls, dealers, or partnership stores.

Telkom’s product and service marketing strategy includes print and television advertising, direct marketing to customers and distribution personnel, and promotion infrastructure and campaigns to strengthen our brands, raise our profile and educate the public about our products and services.

Telkomsel markets its cellular services through the following distribution channels:

(i)       GraPARI Centers;

(ii)     Gerai HALO service outlets;

(iii)    A network of authorized dealers, who primarily sell prepaid SIM cards and vouchers;

(iv)   Outlet operated jointly with Plasa Telkom and PT Pos Indonesia; and

(v)     Other outlets, such as banks.

Telkomsel markets kartuHALO  to specific segments, focusing on corporate and professional end users who tend to generate higher usage. The marketing for these segments is handled by dedicated corporate account teams who also manage ongoing relationships with their customers. This team is continuously improving the quality of their services in order to provide solutions that meet the needs of our corporate customers.

simPATI and Kartu As are targeted at a much broader customer segment, particularly younger users. Telkomsel therefore uses above and below the line marketing channels, running campaigns in schools and communities as well as advertising in print and electronic media to raise brand awareness. Other methods, such as bill inserts and point-of-sale displays are also used to promote particular events or programs.

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HUMAN RESOURCES OVERVIEW

Our human resources are a vital asset for the Company, and we have therefore redefined our concept of human resources as Human Capital.

To maximize the potential of the Human Capital in the Telkom Group, we have formulated an integrated Human Capital Plan that refers to the long-term and annual corporate plans and business strategies of each company within the Telkom Group. The process is supported by an accurate supply and demand analysis that is benchmarked against certain reference points, particularly the productivity ratios of a number of our peer organizations.

The Telkom Group Human Capital Plan covers at least the following:

  Projections of the Telkom Group’s human capital numbers, calculated on the basis of the business portfolio for the next 5 years;
  Projections of the composition of our Human Capital, broken down by job stream, education, age and level;
  A Workforce Plan detailing annual HR plans for each company in the Telkom Group.

Formulating an integrated Human Capital Plan helps the Company to:

a.       accurately project the human capital requirements of the Telkom Group, in terms of both numbers and competencies;

b.       compile Staffing Plans and career development plans for the Telkom Group;

c.        measure the productivity of the Telkom Group’s human capital.

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HR Profile

Human resource needs, and the needs for the associated infrastructure, are founded on the principles of synergy and optimization of our internal resources.

Our HR development strategy emphasizes the harmonization of HR numbers and competencies with the increasing focus of the Telkom Group business portfolio on Telecommunications, Information, Multimedia and Edutainment (TIME). We also seek to improve synergies and efficiencies among Telkom Group companies and to inculcate preferred corporate values.  We pursue these objectives in a 5-year Workforce Plan as well as an annual Staffing Plan that together provide a more accurate information base in support of the Company’s growth.

The Telkom Group’s Workforce Plan focuses on increasing productivity by reference to competitive benchmarks.  The Workforce Plan includes a breakdown of our projected human resources profile by business activity and Telkom Group company, and a further breakdown by job, layer, age and education profile.  As part of the Workforce Plan, we seek to enhance efficiencies by reducing the workforce size of both Telkom and the Telkom Group as a whole while maintaining recruitment at approximately 20% of employees retiring.

The Telkom Group’s Staffing Plan is formulated no later than the fourth quarter of each year and is effective for the following 12 months. The Staffing Plan includes the following information:

a.       positions that are already staffed and those yet to be filled;

b.       position layer/band;

c.        job stream;

d.       work location;

e.        number of appointments;

f.        monthly staffing plans, including promotions and transfers;

g.        employment status (temporary/permanent);

h.       transfers in and out.

The Workforce Plan is formulated by identifying staffing needs amongst the Telkom Group, referring to the Group’s Human Capital Plan and Rolling Human Capital Plan.

The Telkom Group recruitment policy focuses on optimizing our internal resources through synergies within the Group in order to prioritize efficiencies in recruitment costs and employee turnover costs in each company, as well as to get the best candidates for the job. The same synergies also automatically facilitate the career development of each employee in the Telkom Group.  Where possible, staffing needs are met by filling positions with candidates from within the Telkom Group. We also actively seek to deploy more of our employees from Telkom to other Telkom Group companies.

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Synergies in recruitment include:

-          Holding Career Days;

-          Sharing infrastructure and facilities such as training centers or assessment services in the recruitment process;

-          Sharing candidate databases and modules or materials related to knowledge of Telkom Group products;

-          Synergy initiatives in other aspects of recruitment.

As of December 31, 2011, the Telkom Group employed a total of 26,023 people, consisting of 19,780 Telkom employees and 6,243 employees of our subsidiaries. This represents a decline  of 3.1%  from the December 31, 2010 position of 26,847 employees, reflecting the implementation of our multi exit programs since 2005.

A.      Employee profile by position

The table below shows a breakdown of Telkom Group employees by position:

Position	Telkom	Subsidiaries	Telkom Group	%
Senior Management	136	76	212	0.8
Middle Management	2,497	1,157	3,654	14.0
Supervisors	9,694	2,162	11,856	45.6
Others	7,453	2,848	10,301	39.6
Total	19,780	6,243	26,023	100.0

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B.      Employee profile by educational background

As of December 31, 2011, 27.9% of Telkom’s employees did not have a tertiary education (pre college), compared to 42.1% who had graduated college. This represented that Telkom focus on recruiting more highly educated candidates with the right qualifications to support the Company’s growth.

Level of Education	Telkom	Subsidiaries	Telkom Group	%
Pre College	6,695	564	7,259	27.9
Diploma Graduates	4,808	944	5,752	22.1
University Graduates	6,594	4,351	10,945	42.1
Post Graduates	1,683	384	2,067	7.9
Total	19,780	6,243	26,023	100.0

C.      Employee profile by age

As of December 31, 2011, employees over the age of 45 continued to dominate the workforce at 54.6%, followed by employees in the 31 to 45 age group by 35.4% and those under 30 age group by 10.0%.

Age Group	Telkom	Subsidiaries	Telkom Group	%
<30	913	1,686	2,599	10.0
31 - 45	5,089	4,127	9,216	35.4
>45	13,778	430	14,208	54.6
Total	19,780	6,243	26,023	100.0

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Telkom’s HRD Programs

A.      HR Competency Development

Our Human Capital competency development strategy is articulated in our Human Capital Master Plan 2011 – 2015, which is updated every year to adjust to the dynamics of our business. Its implementation is aligned with our business strategy, which refers to our Corporate Strategic Scenario (“CSS”), Master Plan for Human Capital (“MPHC”), Training Needs Analysis (“TNA”), our organizational transformation as well as the Company’s financial condition.

We have also adopted a Competency-Based Human Resources Management (“CBHRM”) approach to assess our existing human resource competencies. The CBHRM model comprises Core Competencies (values), Generic Competencies (personal qualities), and Specific Competencies (skills and knowledge). These models continued to develop and improve in support of fair and transparent employee competence evaluation.

The competencies needed by the Company are specified in our competency directory, which is regularly updated to keep pace with changes in our business. With the application of our core values, i.e. Commitment to the Long Term, Customer First, Caring Meritocracy, Co-Creation of Win-Win Partnerships and Collaborative Innovation, collectively known as Telkom 5C, we have also updated a number of the skills and knowledge competencies in the competency directory to reflect the transformation of our business portfolio to  TIME.

Our competency development approach emphasizes the following:

1.       Culture Development, which focuses on the internalization and reinforcement of our corporate core values as the foundation for building a culture.

2.       Role Development, which emphasizes the development of the personal qualities required by each selected/defined role category.

3.       Job Related Capability Development, which focuses on the improvement of the capabilities required by the job.

Following the transformation of our business to the TIME business, our competency development has been affected through education and training to either shift competencies or develop competencies that have a direct or indirect impact on our business and operational strategies. Training under the ‘Shifting Competencies’ banner  develops employee competencies in response to the shift from TDM-based telecommunications competencies to IP-based telecommunications competencies and IME (Information, Media and Edutainment) competencies. Developing competencies, meanwhile, equips employees with the competencies that support changes in the business portfolio that have a direct or indirect impact on our business strategy.

Education and training programs in 2011 focused on technology, telecommunications, marketing and management, business information and the development of new wave business, in line with our vision of becoming the market leader in TIME (Telecommunications, Information, Media and Edutainment). These trainings were organized in cooperation with a number of leading educational institutions.

Our overall competency development strategy encompasses the following:

1.       Lateral Strategy: training on many-to-many marketing and community marketing;

2.       Empower Strategy: training on delivery channels, empowering people and improving sales;

3.       Accelerate Strategy: training to support penetration and acquisition, as well as improvement of business process; and

4.       DNA Strategy: training on exploiting the Telkom Group’s product offerings, including devices, network and applications or content.

In the interests of enhancing cooperation between Telkom Group business units and increasing cost efficiency, the Telkom Group is building synergies on program cooperation, participant cooperation, and cooperation on facilities.

Our future leaders are developed through a series of leadership programs:

-         Basic Leadership (Fundamental Supervisory Leadership, Functional Supervisory Leadership);

-         Mid-Level Leadership (Suspim 135 B, Public Leadership for Middle Management); and

-         Senior Leadership (Suspim 135 A, Functional Leadership, Commander Training, Public Leadership for Senior Management).

A total of 11,874 employees were trained in relation to Shifting Competencies and Developing Competencies during 2011. Under the Shifting Competencies program, 3,864 employees were trained on Telecommunications, 6,362 employees were trained on Information, 3,266 employees were trained on Media and Edutainment, both in Indonesia and abroad.

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The Developing Competencies program consisted of Leadership & Talent Development, attended by 3,172 employees, Telkom’s New Culture (1,714 employees), Telkom Group Synergy (450 employees), Education program (3 employees), Certification Program (161 employees) and Core Functions (11,874 employees). Selected employees who participate in the overall development of competency or training programs determined by company’s interest and employee necessitates with respect to gender equality.

Telkom spent Rp157.0 billion to its education and training program in 2011, or an average Rp7.9 million for each employee participating in the program.

Other initiatives to develop employee competencies include our Knowledge Management facility, which gives each employee the opportunity to exchange ideas, concepts and information through articles that are accessible by all employees.

In order to motivate employees to participate in the various competency development tracks, we have adopted an objective performance assessment system. For each employee, the performance assessment has two aspects: results, based on individual targets, and process, based on required competencies. An online assessment is conducted of all related behavior indicators demonstrated by the employee at work.

The results of the competency assessment are linked to other HR processes, such as competency development, career development, rewards and remuneration, performance, and our early retirement policy.

To strengthen our career development management, we have a dedicated competency development track for employees who are particularly talented. This consists of standard and specific competency development activities, which are articulated in the Individual Development Program (“IDP”) of the employee concerned to prepare them to take up key leadership positions in the Company. The Group has established the Telkom Group Top Talent, a pool of employees who have demonstrated outstanding competency or performance and have high potential. Through our Assessment Center, Telkom uses the Top Talent data to fill layer 1 and 2 positions (below Board of Directors level) throughout the Telkom Group.

Career movements of our employees refer to the Staffing Plan and may be effected through a request to fill vacant positions at the Unit Manager/Board of Directors level to Telkom’s HRD Director.

Our HR management has earned external recognition. We won five awards at the Indonesian Human Capital Studies 2011 held by Dunamis Human Capital and Business Review Magazine on June 30, 2011, and received the runner-up award for Best SOEs HR Innovation at the 2011 State-Owned Enterprises Awards on December 1, 2011 from BUMN Track Magazine, the SOEs Public Relations Forum and the Ministry of SOEs.

B.       Competitive Remuneration

Telkom offers a competitive remuneration package that reflects market prices as well as the prevailing regulations, and consists of a basic salary and certain allowances, bonuses and benefits, including a pension program postretirement health care plan, health benefits for themselves and certain immediate family members, and housing allowance and other benefits, including those related to their work unit. The remuneration package is regularly evaluated to ensure that it keeps pace with market movements in salaries.

Bonuses are budgeted in advance and paid out in the year following that in which they were accrued. The total bonuses paid in a year ranged from Rp236 billion to Rp518 billion over the last five years. Bonuses accrued in 2011 will be paid to all employees following the completion of our 2011 audited financial statement and the approval of the 2011 GMS.

Subsidiaries similarly provide competitive remuneration.

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C.      Employee Rewards

As a mark of our appreciation for employees whose efforts have made a particular contribution to the achievement of our business targets, as well as for external parties who have contributed to Telkom’s success, the Company awards a number of rewards each year.

The following table shows the rewards presented to Telkom employees in 2011:

No.	Reward Type	Reward Recipients
		Number	Type
	INDIVIDUAL REWARDS
	Internal Rewards
1.	Religious Devotion Award (Hajj, Umrah, Christian Pilgrimage, Tirtayatra)	104	Individual
2.	The Healthiest Family	3	Individual
3.	Best Manager & Staff	16	Individual
4.	Best Innovator	15	Individual
5.	Special Recognition for Innovation in CSR	1	Individual
6.	Kampiun Award	3	Individual
7.	Main Reward	4	Individual
	External Rewards
	Customer Service Award	33	Individual
	TOTAL	179	Individual

	UNIT REWARDS
	Internal Rewards
1.	Best Unit Award	11	Unit
2.	Kampiun Award	3	Unit
	External Rewards
3.	Best Channel Award	35	Unit
4.	TCSR Award	20	Unit
	TOTAL	69	Unit

Subsidiaries also maintain employee reward programs.

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D.      IT-Based HR Services

To make it easier for employees to do their jobs, Telkom has developed an integrated communications infrastructure to facilitate the coordination and dissemination of corporate policies and business strategies between policy makers, HR managers and employees. The heart of this infrastructure is the Human Capital & General Affairs website, which enables all employees to access HR policies and other HR-related information.

Since 2009 we have also taken steps to develop and improve IT-based HR services, including online personal work targets, online attendance, online travel warrants, online leave, online careers, and online training needs analysis (“TNA”). We have also introduced various other IT applications, including business automation processes in the form of electronic memos, virtual meetings, shared files, online surveys, and the intranet.

To ensure that employee-related issues are handled and communicated effectively, we established our employee relations media and human resources care center (“HRCC”) in October 2007.  We deploy telephone, in-person, email and website strategies to enable communication between employees and HR.

Subsidiaries similarly deploy various communications strategies by which their HR functions reach their employees.

E.       Pension Programs

1)       Ongoing Early Retirement Program

Telkom’s early retirement program was designed to create a more effective and competitive business environment. The program is aligned with our Human Capital Master Plan 2011-2015, which projects a reduction of 2,870 employees. The program is offered on a voluntary basis to employees who meet certain criteria (related to education, age, position and performance). Since it started in 2002 until December 31, 2011, a total of Rp7 trillion was paid out to 13,414 employees under this program.

2)       Defined Benefit Pension Plan

The retirement age for all Telkom employees is 56. Telkom offers two pension programs:

(i)       The Defined Benefit Pension Plan for permanent employees who joined the Company before July 1, 2002; and

(ii)     The Defined Contribution Pension Plan for all other permanent employees.

Under the defined benefit pension plan, the pension is based on an employee’s length of service and salary level upon retirement, and is transferable to dependents upon the employee’s death. The defined benefit pension plan is managed by Telkom’s Pension Fund and is funded by contributions from us and our employees. Eligible employees contribute 18% of their basic salary (prior to March 2003, the employee contribution was 8.4%), while we contribute the remaining amount required to fund the plan. The minimum monthly pension benefit for retired employees is approximately Rp425,000. Our total contributions to the pension fund under defined benefit pension plan amounted to Rp889 billion, Rp485 billion and Rp187 billion for the years 2009, 2010, and 2011, respectively.

3)       Defined Contribution Pension Plan

We provide a defined contribution pension plan for permanent employees recruited on or after July 1, 2002. The defined contribution pension plan is managed by the Pension Fund Institution, a Financial Institutions Pension Fund (“FIPF”). Under this plan, employees may choose from plans sponsored by several recognized pension fund institutions. Our annual contribution to the defined contribution pension plan is determined based on a certain percentage of the participating employees’ salaries, and amounted to Rp4 billion, Rp4 billion and Rp5 billion for the years 2009, 2010 and 2011, respectively. Employees who have served more than a certain number of years are entitled to additional rewards such as retirement housing, a post-retirement cash award, and retirement travel with certain allowances which are determined upon resignation or retirement.

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of service. PT Asuransi Jiwasraya, a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting in 2005, the entire contributions are fully made by Telkomsel.

Telkomsel also provides long service awards in the form of cash or leave days to its employees based on their length of service. These awards may be provided at employment anniversary dates or at the time of termination. Some of these awards are at the discretion of management.

Infomedia also provide a defined benefit pension plan to its employees.

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F.       Healthcare Programs

1)       Employee Health Management

We believe that improving employees’ welfare has a positive impact on our productivity. In support of this, Telkom provides health services for our employees and retirees and their immediate family members through the Yakes health foundation. As of December 31, 2011, a total of 130,660 employees, retirees and family members were registered participants in the Yakes program. This figure represents a decrease from the previous year, among other matters due to the expiry of Yakes membership as a result of death or exceeding the stipulated age limit.

2)       Post Retirement Healthcare

Telkom also provides post-retirement healthcare benefits for all retired employees as well as their spouses and children. There are two types of funding for these benefits:

(i)       Employees were hired before November 1, 1995 and who served our Company for at least 20 years are entitled to benefits managed by the Telkom Healthcare Foundation (“Yakes”). Our total contributions to this healthcare program were Rp1,101 billion, Rp991 billion and Rp361 billion respectively for the years ended on December 31, 2009, 2010 and 2011.

(ii)     All other permanent employees are entitled to a health insurance allowance. Our contributions to this program amounted to Rp23 billion, Rp20 billion and Rp19 billion respectively for the years ended on December 31, 2009, 2010 and 2011.

Subsidiaries provide health care benefits through a government-sponsored health care program known as Jamsostek.

G.      Health, Safety and Security at Work (“K3”)

Telkom is committed to creating a safe and healthy operational environment as well as security for all production resources, process and equipment. This commitment is realized through our Health, Safety and Security at Work (“K3”) program.

Since 2009, our K3 management has been focused on achieving zero accidents. This program is based on the K3 provisions and regulations of the local Labor Office and is evaluated annually.

In 2009, a K3 survey was carried out in conjunction with the Telkom’s Employee Opinion Survey (“TEOS”). The K3 Survey was the first of its kind ever undertaken to determine whether we have provided a working environment that is at par with requirements. Our score on that K3 survey was 77.7%, or “satisfactory”. Our success in managing K3 has been widely recognized, with the most recent achievement being the 6 (six) awards in 2011.

H.      Employee Relations Management

Pursuant to Presidential Decree No.83/1998 regarding the Ratification of ILO Convention No.87/1948 regarding Freedom of Association and Protection of the Right to Organize, several Telkom employees established the Telkom Employees Union (SEKAR). As of December 31, 2011, SEKAR represented a total of 18.691 employees, or 94.5% of our total workforce.

In accordance with Law No.13/2003 regarding labor, SEKAR is entitled to represent our employees in the negotiation of the Collective Work Agreement (“CWA”). The current CWA is effective until 2012.  We anticipate that negotiations for the fifth next CWA will commence in June 2012.

Telkomsel and Infomedia also have employee unions. The employee union in Telkomsel known as “SEPAKAT” (Serikat Pekerja Karyawan Telkomsel) represents a total of 3,730 employees or 84.0% of Telkomsel’s total workforce.

I.         Extracurricular Activities

In the belief that it supports employee productivity, we offer all employees the opportunity to take part in various religious, cultural and sporting activities. Many of these are also open to employees’ families, such as Al-Quran reciting competitions, church choirs and Hindu chanting (Ustawa Dharma Gita) as well as a range of sports.

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STOCK OVERVIEW

Capital Market Trading Mechanism and Telkom ADS

Our Common Stock is listed and traded on the IDX. Our ADSs are also listed and traded on the NYSE and the LSE as ADSs, where one ADS represents 40 shares of Common Stock. Our shares are also Publicly Offered Without Listing (“POWL”) in Japan.

The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, grew out of the December 1, 2007, merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in East Java.

The IDX has 440 issuer and 117 brokerage firms. During 2011, the IDX recorded a trading volume of 1,203.6 billion shares. On December 31, 2011, the total market capitalization valued at Rp3,537 trillion.

Trading on the IDX runs from Monday to Thursday, with daily trading divided into two sessions on both the regular market and the negotiated market. The morning session runs from 09.30 to 12.00, while the afternoon session runs from 13.30 to 16.00. The Friday trading sessions run from 09.30 to 11.30 and 14.00 to 16.00. There is only one daily trading session for the cash market: 09.30 to 12.00 from Monday to Thursday, and 09.30 to 11.30 on Fridays.

Trading is divided into three segments: the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Trading on the regular and cash markets is typically carried out in lots of 500 shares apiece. The IDX also employs share price movement restrictions.

Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the earlier placed buying or selling order (time priority).

Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the Indonesian Clearing and Guarantee Corporation (“KPEI”).

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

IDX is authorized to cancel transactions upon proof of fraud, market manipulation or misuse of insider information. The IDX may also suspend trading if there are indications of fraudulent transactions or artificial inflation of share prices, misleading information, reference to insider information, counterfeit securities or securities blocked from trading, or any other material event.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost of 0.018% of the transaction value (for transactions on the regular market and cash market). For the negotiated market, a transaction cost depended on exchange policy. There is a minimum monthly transaction cost of Rp20  million paid as a contribution for the provision of exchange facilities and this remains in effect for suspended members.

Shareholders or their appointees may request that the issuer or a securities administration bureau appointed by the issuer register their shares in the issuer’s shareholders registry. Shareholders whose the ownership is equivalent to or has changed by 5.0% or more of the issued and fully paid up capital are required to report such ownership to the Capital Market and Financial Institutions Supervisory Board (“Bapepam-LK”), if there is material condition that change the ownership structure  in the companies.

Since the global financial crisis in the last quarter of 2008 that caused a typical share price movements, the IDX has applied a policy of auto rejection, a mechanism whereby share trading can be halted automatically in order to maintain orderly, fair and efficient trading. Following changes made by the IDX in October 2008 and January 2009, the auto rejection trigger levels are now 35% above or below the reference price for stocks in the Rp50 – Rp200 price range, 25% for stocks in the Rp200 to Rp5,000 range, and 20% for stocks priced above Rp5,000.

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Trading on the NYSE and LSE

BNY Mellon serves as the Depositary for our ADSs, which are traded on the NYSE and LSE.

Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee generating services until its bills for such services are paid.

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$5 (or less) per 100 ADS (or part of 100 ADS).

Issuance of ADS, including issuance resulting from a distribution of shares or rights or other property.

Cancellation of ADS for the purpose of withdrawal, including in case of termination of the deposit agreement.

US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to US Dollar.
Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

The Depositary has agreed to reimburse us up to US$400,000 per year until 2015 for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. The reimbursement will be evaluated and adjusted if the number of ADSs outstanding falls below a stipulated minimum or if they are delisted from the NYSE. We expect to renegotiate the reimbursement amount for subsequent years after 2015. In 2011, we received US$299,217 in reimbursements from the Depositary.

Capital Market Supporting Professionals

Company Accountant

KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network (“PwC”). Prior to March 8, 2010, KAP Tanudiredja, Wibisana & Rekan was named KAP Haryanto Sahari & Rekan.

Rating Agency

PT Pemeringkat Efek Indonesia (“Pefindo”).

Custodian

PT Kustodian Sentral Efek Indonesia.

Depositary for ADSs

The Bank of New York Mellon.

Trustee

PT Bank CIMB Niaga,  Tbk.

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Stock Performance

Shareholder Composition

Our authorized capital consists of one Series A Dwiwarna share and 79,999,999,999 Series B (common stock) shares. Among this authorized shares, 20,159,999,280 of which are issued and fully paid, consists of a Series A Dwiwarna share and 20,159,999,279 Series B shares. The Series A Dwiwarna share is owned by the Government and carries special voting rights and the right to veto the appointment or removal of any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve Telkom prior to the expiry of its term of existence, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions placed on the common stock also apply to the Dwiwarna share, except that the Government cannot transfer the Dwiwarna share. The Government’s ownership of the Dwiwarna share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna share may only be modified by an amendment of our Articles of Association, which the Government may veto. See Notes 22, 23 and 24 to our Consolidated Financial Statement.

Company Shareholders per December 31, 2011
	Series A	Series B Shares	%
	Dwiwarna Share	(Common Stock)
Government of the Republic of Indonesia	1	10,320,470,711	53.24
Public		9,065,868,608	46.76
Capital Subtotal (issued and outstanding)	1	19,386,339,319	100.00
Treasury Stock		773,659,960	-
Total	1	20,159,999,279	100.00

Shareholders Owning more than 5% and Number of Shares Owned by Directors and Commissioners, as of December 31, 2011

Title of Class	Person or Group	Amount Owned	Percent of Class (%)
Series A	Government	1	-
Series B	Government	10,320,470,711	53.24
Series B	Board of Directors	23,112	<0.01

Composition of Telkom Shareholders of Common Stock by Type with Less than 5% Individual Ownership as of December 31, 2011

Group	Number of Shares of	Percent (%) of
	Common Stock Owned	Common Stock Owned
Foreign
Business	7,534,677,378	38.87
Individual	5,738,440	0.03
Local
Business Entities
Companies	534,553,309	2.76
Mutual Funds	302,776,225	1.56
Insurance Companies	292,822,540	1.51
Pension Funds	168,726,530	0.87
Other Business Entities	5,448,004	0.03
Individuals	221,126,182	1.14
Total	9,065,868,608	46.76

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Share Ownership

Each Director and Commissioner on an individual basis beneficially owns less than one percent of our outstanding shares of common stock. Only two Directors beneficially own shares of common stock. As of December 31, 2011, Ermady Dahlan owns 17,604 shares and Indra Utoyo owns 5,508 shares.

Telkom Employee Stock Ownership Program

The main Employee Stock Ownership Program (“ESOP”) includes the buying and selling of ESOP shares and the provisioning of ESOP share dividends. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. As of December 31, 2011, 12,682,122 of our shares were owned by 11,040 of our employees and Telkom retirees.

Proportion of Common Stock Held in Indonesia and Abroad

As of December 31, 2011, Telkom had 36,314 Common Stock shareholders, including the Government. This total includes 7,540,415,818 Common Stock shares owned by 1,322 shareholders outside Indonesia. As of the same date, there were 120 ADS shareholders who owned 73,824,138 ADS (equivalent to 2,952,965,536 Common Stock shares).

CHRONOLOGY OF CORPORATE ACTIONS

		Share Ownership Composition
Date	Corporate Actions	Government of the	%	Public	%
		Republic Indonesia
13/11/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100.0	-	-
14/11/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by Telkom			933,333,000
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0
11/12/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
15/05/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2
07/05/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
02/08/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
07/12/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
16/07/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
30/07/2004	Stock Split (1:2)
	Share Ownership	10,320,470,712	51.2	9,839,528,568	48.8
21/12/2005	Share repurchase program (I)[1]	10,320,470,712	51.7	9,628,238,068	48.3
29/06/2007	Share repurchase program (II)[2]	10,320,470,712	52.3	9,413,238,068	47.7
20/06/2008	Share repurchase program (III)[3]	10,320,470,712	52.5	9,348,954,068	47.5
19/05/2011	Share repurchase program (IV)[4]	10,320,470,712	53.2	9,065,868,608	46.8

________________________

(1)   The first share repurchase program started on December 21, 2005 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2007.

(2)   The second share repurchase program started on June 29, 2007 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2008.

(3)   The third share repurchase program started on June 20, 2008 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in December 2009.

(4)   The fourth share repurchase program started on May 19, 2011 (the date of the Annual General Meeting of Shareholders at which the program was approved) and will be ended in November 2012.

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Dividend Policy

The AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2011 will be decided at the AGMS scheduled for 2012.

Dividend Year	Date of AGMS	Pay Out Ratio (%)(1)	Amount of Dividends		Dividend per Share (Rp)
			( Rp million)
2006	June 29, 2007	55	6,053,067	(2)	303.21
2007	June 20, 2008	70	8,999,913	(3)	455.87
2008	June 12, 2009	55	5,840,708)		296.94
2009	June 11, 2010	50	5,666,070	(4)	288.06
2010	May 19, 2011	55	6,345,350	(5)	322.59

(1)   Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)   Including interim cash dividend paid in November 2006 amounting to Rp971,017 million.

(3)   Including interim cash dividend paid in December 2007 amounting to Rp965,398 million.

(4)   Including interim cash dividend paid in December 2009 amounting to Rp524,190 million.

(5)   Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively.

Pursuant to our AGMS in June 2011, Telkomsel approved the payment of a cash dividend of Rp8,653.7  billion, which represented 70% of Telkomsel’s net profit in 2010. 35% of this dividend was distributed to SingTel Mobile, Telkomsel’s largest minority shareholder.

In 2009, 2010 and 2011, cash dividends were paid to SingTel Mobile, a minority shareholder of Telkomsel, amounting to Rp2,518.2 billion, Rp3,261.3 billion and Rp2,725.6 billion.

Change in Control

As of the date of this 2011 Annual Report, we are not aware of any plans or developments that could result in a change of control over Telkom, including changes that are still at the planning stage.

Related Party Transactions

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as joint venture companies, cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other SOEs. For further details on our related party transactions, see Note 37 to our Consolidated Financial Statement.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2011, we repurchased 773,659,960 Common Stock shares, equivalent to 3.8% of our issued and outstanding Common Stock, at a repurchase price of Rp6,323 billion, including broker and custodian fees. Under our repurchase program, we repurchased 118,376,500 shares in 2006, 126,364,000 shares in 2007 and 245,834,000 shares in 2008. In 2011, we repurchased 283,085,460 Common Stock shares at repurchase price Rp2,059 billion. See Note 24 to our Consolidated Financial Statement.

We plan to retain, sell or use repurchased stock for other purposes in accordance with Bapepam-LK Regulation No. XI.B.2, Law No. 40/2007 regarding Limited Liability Companies and the resolutions of the AGMS on June 11, 2010, that require the Board of Directors to seek prior approval from the Board of Commissioners to undertake any change or transfer of treasury stock and report its utilization or transfer to the AGMS. Before giving its approval, the Board of Commissioners must consult with the holder of the Series A Dwiwarna share.

Pursuant to a resolution of the AGMS on June 11, 2010, the Board of Directors must seek prior approval from the Board of Commissioners to undertake any change or transfer of treasury stock and report its utilization of transfer to the AGMS. Before giving its approval, the Board of Commissioners must consult with the holder of the Series A Dwiwarna share.

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Bond Performance

Chronology of Bonds

On July 16, 2002, the Company issued a five-year bonds amounting to Rp1,000 billion, at par value. The bonds bore interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds was traded on the Surabaya Stock Exchange and matured on July 16, 2007. The trustee of the bonds was BRI (effective from January 17, 2006 replacing BNI) and the custodian was PT Kustodian Sentral Efek Indonesia. The bonds were fully repaid on July 16, 2007.

Second IDR bond issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX.

The underwriter of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee is PT CIMB Niaga Tbk. As of December 31, 2011, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

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OVERVIEW OF OPERATIONS AND STRATEGIES

Review of the Telecommunications Industry in Indonesia

The telecommunications industry in Indonesia has gained momentum as consumers become increasingly sophisticated in terms of their awareness of IT-based products and services and how they can enhance their lives.

Indonesia’s large population, coupled with the highest economic growth in Southeast Asia, offers unique opportunities for the sustainable growth of the telecommunications industry and for the expansion of the telecommunications market itself. The domestic telecommunications industry nonetheless faces the considerable geographic challenge of developing its infrastructure to be able to meet the demand for accessing the quality of telecommunications services in remote communities.

An influx of new domestic and international players that was made possible by deregulation has consolidated the industry’s position as one of the most strategic sectors for long-term investment. While this has certainly intensified the competition, particularly in the cellular business (whether GSM-based or CDMA-based), the Government, through the MoCI, has endeavored to ensure conditions for the healthy growth of telecommunications operators, to ensure that they ultimately contribute to national economic growth.

Business opportunities in the domestic telecommunications industry abound as the growing cellular business continues to innovate and create ever easier mobile access to the internet for subscribers, which in turn is enhancing prospects in the data communications business.  Both of our roadmap and current trends in data telecommunications technology indicate a shift towards the application of HSPA+, WiMax and Long Term Evolution (“LTE”) technologies. These trends also confirm that customer demand for data services is still rising, not only for voice but also for SMS.

By international standards, fixed line and internet penetration in Indonesia is low. However, we believe there are a number of trends that point towards significant growth in the domestic telecommunications industry. These include:

1.       Sustained economic growth, which will drive an increase in demand for telecommunications services, including data communications services.

2.       The migration to wireless telephone networks. We believe that wireless will become increasingly popular on the back of the ever-broader scope of services offered, as well as the improving quality of wireless networks, increasingly affordable cellular handsets and the expansion of prepaid service features facilitating mobile data access.

3.       The growth in the number of telecommunications operators. We anticipate an increasingly competitive and open telecommunications sector in Indonesia as a result of the regulatory reform that eliminated the previous monopoly system.

Regulations

Overview

The framework for the telecommunications industry is comprised of specific laws, government regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications,” contained in MoC Decree No. KM.72/1999 dated September 17, 1999. This was intended to:

-         Increase the sector’s performance in the era of globalization;

-         Liberalize the sector with a competitive structure by removing monopolistic controls;

-         Increase transparency and predictability of the regulatory framework;

-         Create opportunities for national telecommunications operators to form strategic alliances with foreign partners;

-         Create business opportunities for small and medium enterprises; and

-         Facilitate new job opportunities.

Telecommunications Law

The telecommunications sector is primarily governed by Law No.36/1999 (“Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

The Telecommunications Law eliminated the concept of “organizing entities,” ending Indosat’s and our special status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

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The Telecommunications Law is implemented through numerous Government Regulations and Ministerial Regulations, including Government Regulation No.52/2000 regarding Telecommunications Services, MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks (“MoCI Regulation No.1/2010”), MoC Decree No.33/2004 regarding Supervision of Healthy Competition in Fixed Network and Basic Telephony Services Operation (“MoC Decree No.33/2004”), MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Fundamental National Technical Plan 2000 for the Development of National Telecommunications (“National Telecommunications Technical Plan”). The National Telecommunications Technical Plan has been amended several times, most recently by MoCI Regulation No.09/PER/M.KOMINFO/06/2010 dated June 9, 2010. Together with the Telecommunications Law, the National Telecommunications Technical Plan sets out the basic vision for the development of the Indonesian telecommunications regulators.

Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. The Government, through the MoCI, exercises both regulatory authority and control and implements policies that govern the telecommunications industry in Indonesia. In addition, the MoCI regulates the radio frequency spectrum allocation for all telecommunications operators, each of whom must be licensed by the DGPT, a unit of the MoCI. With effect from January 1, 2011, the DGPT was dissolved and its licensing and regulatory authority over the telecommunications industry was transferred to two newly established Directorate Generals within the MoCI, namely, the Directorate General of Post and Informatics Resources and Equipment (“DGRE”) and the Directorate General of Post and Informatics Operations (“DGPIO”), pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 dated October 28, 2010.  Pursuant to MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011, all references to the DGPT in the regulations and decrees of the MoCI and the DGPT are now formally deemed to be references to the DGRE to the extent they concern radio frequency spectrum and telecommunications devices and equipment standardization, and to the DGPIO to the extent they concern post and telecommunications.  In particular, the DGRE is responsible for radio frequency allocation and the DGPIO is responsible for telecommunications licensing, numbering, interconnections and competition.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body pursuant to MoC Decree No.KM.31/2003 dated July 11, 2003 regarding Establishment of the Indonesian Telecommunications Regulatory Body (“ITRB”). MoC Decree No. KM.31/2003 was later superseded by MoCI Regulation No.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 on the same subject (as lastly amended by MoCI Regulation No.01/PER/M.KOMINFO/02/2011 dated February 7, 2011) (“MoCI Regulation 36/2008”).  Pursuant to the MoCI Regulation 36/2008, the ITRB has a role in regulating, monitoring and controlling the telecommunication industry. The ITRB comprises nine persons, six from social elements and three from government elements (the Directors General of the DGPIO and the DGRE and a third government representative appointed by the MoCI, and is headed by the Director General of the DGPIO. The ITRB plays a role complementary to that of the MoCI in licensing, standards, interconnection fees, business competition and disputes resolution, among others.

Prior to February 25, 2009, the ITRB also operated the Telecommunication Traffic Clearing System (“TTCS”), which monitored interconnection matters and settled interconnection fees. Through the TTCS, the ITRB obtained data on the profile of interconnection traffic among operators to ensure transparency in the charging of interconnection fees. Pursuant to MoCI Regulation No.14/PER/M.KOMINFO/02/2009 dated February 25, 2009 regarding Telecommunications Traffic Clearing, responsibility for the clearing and settlement of interconnection fees was transferred from ITRB to telecommunications network providers, which are also required to report their interconnection traffic data to the ITRB. The ITRB’s role is now one of overseeing, rather than implementing, the interconnection clearing and settlement process.

Classification and Licensing of Telecommunications Providers

In accordance with Government Regulation No.52/2000, the Telecommunications Law organizes telecommunications providers into three categories:

-         Telecommunications network providers;

-         Telecommunications services providers; and

-         Special telecommunications providers.

Licenses issued by MoCI are required for each category of telecommunications provider. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services (“MoC Decree No. KM.21/2001”) (as amended by Decree No.KM 30/2004 dated March 11, 2004, MoCI Regulation No.07/P/M.KOMINFO/04/2008 dated April 4, 2008 and MoCI Regulation No.31/PER/M.KOMINFO/09/2008 dated September 9, 2008) are the principal implementing regulations governing licensing.

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Together, MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 differentiate basic telephony services from other value-added telephony and multimedia services, which are licensed separately. A telecommunications network provider is licensed to own and/or operate a telecommunications network, while a telecommunications services provider is licensed to provide services by leasing network capacity from network providers. Separate special telecommunications licenses are required for providers of private telecommunications services relating to broadcasting and national security interests.

Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed-line telecommunications services until December 31, 2010, and domestic long distance (“DLD”) services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights and the duopoly rights of Indosat and Satelindo. Otherwise, the Government adopted a duopoly policy to enforce competition between Indosat and us as the comprehensive service and network provider. The market for provision of international direct dialing (“IDD”) services was liberalized in August 2003 with the termination of Indosat’s and Satelindo’s exclusive rights. Indosat began operating fixed line services in 2002 and fixed wireless access and DLD services in 2003 after receiving its DLD services license. We subsequently received an IDD services license and began offering IDD services in 2004 in direct competition with Indosat.

DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as being the first DLD service provider, must gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter again amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed until September 27, 2011 the date by which we already open our network to the three-digit DLD access codes in all coded areas throughout Indonesia.

Pursuant to MoCI Decree No.43/2007, we were required to open our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008, which we did. For a period after April 3, 2008, customers were able to make DLD calls from Balikpapan using Indosat’s “011” DLD access code as a prefix. However, we believe that Indosat no longer provides this service in Balikpapan.  As required under MoCI Decree No.43/2007, we also opened our network throughout Indonesia to “01X” DLD three-digit fixed wireline and fixed wireless access for Indosat and other licensed operators beginning on September 27, 2011. However, to date no other telecommunications operators have implemented the “01X” three-digit DLD access service to our network.  If other operators do implement “01X” three-digit DLD access service, whether throughout Indonesia or in parts of Indonesia, our customers in Indonesia will be able to select other DLD services providers (if available for that particular area) by dialing their designated three-digit access number and vice versa.

On December 16, 2008, the MoCI issued an in-principle DLD license to Bakrie Telecom which increasing the number of potential DLD operators to three. As the date of annual report made/published, Bakrie Telecom has not yet obtained a DLD operating license, which requires that it first procure the necessary infrastructure.

The tariffs that we charge our customers for DLD fixed line services are regulated by MoCI Regulation No. PM.15/Per/M.KOMINFO/4/2008 dated April 30, 2008 regarding Tariff Calculation Procedures for Basic Telephony Services on Fixed Wireline Networks (“MoCI Regulation No.15/2008”), which provides that the rates which we may charge for these services are capped in accordance with a cost-based formula that is provided in MoCI Regulation No.15/2008. This regulation also provides that our tariff structure is comprised of a connection fee, monthly charges, usage charges and additional facilities fees. We are required by MoCI Regulation No.15/2008 to report our cap calculated in this manner to the ITRB.

IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. On December 2005, interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

In September 2007, the MoCI issued an in-principle IDD license to Bakrie Telecom, with international access code “009” which increasing the number of potential IDD operators to three. As the date of annual report made/published, Bakrie Telecom has not yet obtained an IDD operating license, which requires that it first procure the necessary infrastructure.

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Interconnection fees from international network providers to local network providers are determined based on the interconnection offering document for fixed line local network providers. The tariffs that we charge our customers for IDD fixed line services are regulated by MoCI Regulation No.15/2008 in the same manner as a our DLD fixed line services.

Fixed Wireless

MoC Decree No.KM.35/2004 dated March 11, 2004 regarding Implementation of Fixed Wireless Networks with Limited Mobility (as amended by MoCI Decree No.16/PER/M.KOMINFO/06/2011 dated June 27, 2011) (“MoC Decree No. KM.35/2004”) provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access services. In addition, MoC Decree No.35/2004 states that each fixed wireless access provider must provide basic telephone services. However, a fixed wireless access provider may only provide fixed wireless access services for numbers under its designated area code. Further, fixed wireless access service may not incorporate roaming features. Under an auto migration feature, customers may make and receive calls only on their fixed wireless access phones using a different number with a different area code.

Indosat, Bakrie Telecom and Mobile-8 also hold fixed wireless operating licenses.

The tariffs that we may charge our customers for fixed wireless services are regulated by MoCI Regulation No.15/2008 in the same manner as our DLD and IDD fixed line services.

Cellular

Cellular telephone service is provided in Indonesia on the 1.8 GHz and 2.1 GHz radio frequency spectrum.  The MoCI controls the allocation of radio frequency spectrum on the 2.1 GHz radio frequency spectrum in accordance with various regulations, including MoCI Regulation No. 02/PER/M.KOMINFO/1/2006, dated January 13, 2006, regarding the Selection of IMT-2000 Mobile Cellular Network Operators on Radio Frequency Band 2.1 GHz.  These regulations provide for the allocation of frequency spectrum by open tender to qualified bidders.

The tariffs that we charge our cellular customers are regulated by MoCI Regulation No.09/PER/M.KOMINFO/04/2008 dated April 7, 2008 regarding Procedures for Determining Tariffs for Telecommunications Services Connected through Mobile Cellular Networks (“MoCI Regulation No.9/2008”), which provides guidelines to determine cellular tariffs based on a network element cost and a retail service activity cost plus margin. Pursuant to MoCI Regulation No.9/2008, the tariffs that we may charge our cellular customers are structured as a basic services tariff, roaming tariff and multimedia tariff. Each of these tariffs is structured as a connection fee, monthly charges, usage charges and additional facilities fees.

Interconnection

In accordance with the express prohibitions in the Telecommunications Law on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law requires network providers to allow users on one network to access users or services on other networks by paying fees agreed upon by each network operator. Government Regulation No.52/2000 dated July 11, 2000 regarding Telecommunications Operations provides that interconnection charges between two or more network operators must be transparent, mutually agreed on and fair.

On February 8, 2006, MoCI issued Regulation No.8/Per/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), which mandated a cost-based interconnection tariff scheme for all telecommunications network and services operators in replacement of the revenue-sharing scheme then prevailing. Under the new scheme the operator of the network on which calls terminate would determine the interconnection charge in accordance with tariffs based on long-run incremental costs. MoCI Regulation No.8/2006 included the methodology for determining long-run incremental costs. Because of our significant market power, MoCI has directed that Telkom data be used as the model for determining fixed network costs, and Telkomsel data be used for cellular network costs.

MoCI Regulation No.8/2006 mandates that operators submit to the ITRB annually Reference Interconnection Offer (“RIO”) proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRB and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs. The RIO proposals also include call scenarios, traffic routing, point of interconnection, procedure for requesting and providing interconnection, and other matters. RIOs must also disclose the type of interconnection services offered and tariffs charged for each service offered. Interconnection access providers are required to implement a queuing system on a First-in-First-Serve basis. Additionally, the interconnection mechanism must also be transparent and without any discrimination.

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Pursuant to MoCI Regulation No.8/2006 and ITRB Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO proposal to ITRB in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, all network operators including ourselves signed new interconnection agreements that replaced all interconnection agreements between network operators, including amendments of all interconnection agreements signed in December 2006. These agreements temporarily served in place of RIOs while the ITRB continued to review the RIO proposals received from ourselves and other operators.

On February 5, 2008, the ITRB required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to DGPT Decree No.205/2008, the ITRB and the MoCI approved a RIO from dominant operators (operators controlling more than 25% of the market share), including Telkomsel and ourselves, to replace the previous interconnection agreements. The RIO approved in 2008 was in effect until January 1, 2011 (or July 1, 2011, in the case of fixed local wireless, when the ITRB approved a new RIO which now continues in effect.  In the current RIO, different interconnection rates apply for the first time to fixed wireless and fixed wireline interconnections.  The current RIO also reduced average interconnection offering rates by an average of 1.5% to 3.0%.  We expect the current RIO to be implemented for one to two years.

Voice over Internet Protocol (“VoIP”)

In January 2007, the Government implemented new interconnection regulations and a five digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.Kominfo/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No. 14/PER/M.KOMINFO/04/2011, which imposed quality control standards, to be effective three months thereafter,  to which we and other operators must adhere in providing VoIP services.

Internet Protocol Television (“IPTV”)

In August 2009, MoCI issued Ministerial Decree No.30/PER/M.KOMINFO/8/2009 regarding the undertaking of IPTV services in Indonesia, which regulates our planned IPTV business, which is a subscription-based TV service transmitted through Internet-Protocol network. MoCI updated and replaced this regulation in July 2010 in MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”). MoCI Regulation No.11/2010 makes clear that IPTV services may be delivered to both television sets and telecommunications devices, while MoCI Regulation No.30/2009 covered only television sets.

MoCI Regulation No.11/2010 provides that IPTV is a convergence of telecommunications, broadcasting, multimedia and electronic transactions. MoCI Regulation No.11/2010 establishes the legal basis for both licensing and providing IPTV services, and includes provisions on rights and obligations, standards, foreign ownership and the use of domestic independent content providers, among others.

Only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. The individual consortium members must, in aggregate, hold at least one license as a local fixed network provider, one as an Internet Services Provider (“ISP”), and one as a subscriber broadcast services provider. The consortium may provide IPTV services only in the coverage area for which the consortium holds all three required licenses. MoCI Regulation No.11/2010 further requires that the IPTV services be delivered through a wire network.

We obtained an IPTV license in consortium with PT Indonusa Telemedia (TelkomVision) on April 27, 2011.  The operating license covers Jabodetabek, Bandung, Surabaya, Bali and Semarang.

Satellite

The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia, such as regulation of the use of orbital slots and radio frequencies, the placement and operation of our satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union.

Consumer Protection

Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

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USO

All telecommunications network operators and service providers are bound by a USO that requires them to contribute to providing universal telecommunication facilities and infrastructure, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding the USO (as amended by MoCI Regulation No. 03 / 2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) provides that USO funds received will be used to fund telephone, SMS and internet access in remote and other areas of Indonesia where it is not economical to provide these services. Pursuant to MoCI Regulation 21/PER/M.KOMINFO/10/2011 dated October 12, 2011 regarding the Information and Communications Technology Fund, a fund known as the ICT Fund will be sourced from USO funds and used to provide financial support for the provision of optical fiber networks, public Wi-Fi internet access service, data recovery center services an development of the domestic ICT industry.

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues less uncollectable receivables from the telecommunication operation (e.g., bad debt expense) and payments received for interconnection expense which belong to other parties. Pursuant to Government  Regulation No.7/2009 dated January 16, 2009 regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”), the current USO tariff rate is 1.25% of gross revenue. We paid USO amounts of Rp835 billion in 2010 and Rp879 billion in 2011.

MoCI Regulation No.32/2008 also provides that the right to provide USO services will be auctioned to the lowest-cost service provider. For example, MoCI Regulation No.48/PER/M.KOMINFO/11/2009, dated November 23, 2009 (as amended by MoCI Regulation No. 19/PER/M.KOMINFO/12/2010 dated December 13, 2010), provides for 11 tenders in which USO funds will be used to establish Internet Service Centers in the capital cities of sub-districts (kecamatan) located within the service area for each tender.

Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

We are required to pay right-of-use fees that are calculated with reference to both the BTSs that we use in our network as well as the radio frequency spectrum which we control. The right-of-use fees calculated with reference to our BTSs are payable annually based on a formula that takes into account base prices for both radio frequency spectrum and transmission capacity, as adjusted by fee indices set by the Minister of Communications and Information in consultation with the Minister of Finance. The right-of-use fees calculated with reference to our radio frequency spectrum are determined by tender and comprise both an up-front fee and annual fees.

On December 13, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to Government Regulation No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the BTSs that we deploy in our network, except for BTSs deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated principally based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual concession license fee, payable in equal quarterly installments, equal to 0.5% of unconsolidated gross revenues less uncollectible receivables from the telecommunication operation (e.g., bad debt expense) and payments received for interconnection expense which belong to other parties.

Pursuant to Law No. 28/2009 regarding Local Taxes and Local Fees, local governments are permitted to impose fees on the sites that we use for telecommunications towers with effect from September 15, 2011.  The fees may not exceed 2% of tax assessed value of the site.  Local Governments currently impose these fees in a number of approximately 500 local jurisdictions in Indonesia.  We expect the number of local jurisdictions imposing these fees to increase in the future.

Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“Tower Decree”). Under the Tower Decree, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers (other than the tower used for its main network), without any discrimination.

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Further, on March 30, 2009, several government ministries issued a joint regulation in the form of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

The Joint Decree grants to regents, who head local governments in Indonesia, or to the governor, in the case of DKI Jakarta Province, the authority to license the construction of telecommunications towers. The Joint Decree also provides for construction standards and requires that telecommunications towers generally be made available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

In addition to the Joint Regulation and the Tower Decree, several regional authorities have implemented regulations limiting the number and location of telecommunication towers and require operators to share in the utilization of telecommunications towers.

Competition

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Regulations–Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Government currently promotes liberalization, competition and transparency in the telecommunications sector, although it does not prevent providers from attaining and capitalizing upon a dominant market position. However, the Government prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No.33/2004, which prescribes measures to prohibit such abuse by dominant network and service providers. A provider is considered dominant based on factors such as scope of business, service coverage area and control a particular market. Specifically, Decree No.33/2004 prohibits dumping, predatory pricing, cross-subsidies, mandatory use of a provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (“Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the Commission for the Supervision of Business Competition (“KPPU”) has been established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, resulting in the KPPU’s issuing in a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

Fixed Line, Fixed Wireless and Domestic Long Distance

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2001. The MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and these interconnection arrangements with us.

In an attempt to liberalize DLD services, the Government required each DLD provider to implement a three-digit access code to be dialed by customers making DLD calls. These regulations were first implemented in Balikpapan in 2008, with Balikpapan residents given the option to make a normal DLD call or to select a three-digit code assigned to Indosat or to us. Under current regulations, this system is to be applied nationally beginning September 27, 2011. See “Regulations–Introduction of Competition in the Indonesian Telecommunications Industry”.

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Indosat remains our largest competitor with respect to fixed line and DLD services and we also compete against other fixed line service providers such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom. However, traditional fixed line services have faced and will continue to increasingly face competition from cellular services, particularly as tariffs for these decrease, and from other alternate services such as fixed wireless, SMS, VoIP and e-mail services.

Our CDMA-based fixed wireless phone service, Telkom Flexi, is the largest wireless access network in Indonesia with coverage of 370 cities and offers limited mobility and charges customers at public switch telephone network (“PSTN”) tariff rates that are substantially lower than tariffs for cellular services. In comparison, Indosat launched its code division multiple access service under the brand name “StarOne” in Surabaya and Jakarta in 2004. Bakrie Telecom offers fixed wireless services in more than 30 cities and Mobile-8 was granted a nationwide fixed wireless access license in 2009, increasing competition in the fixed wireless phone sector. In general, the technologies employed by CDMA and fixed wireless access operators are less capital-intensive, allowing these operators to offer more competitive prices than GSM operators. In addition, fixed wireless frequency usage fees for radio station licenses are also lower compared to cellular.

Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2011, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 82.3% of the full-mobility cellular market. Other providers include Hutchison, Natrindo, Smart Telecom and Bakrie Telecom.

There were approximately 249.4 million full-mobility cellular subscribers in Indonesia as of December 31, 2011, a 21.1% increase from approximately 205.8 million as of December 31, 2010. Despite this growth, the cellular penetration rate in Indonesia remains low relative to that of other countries, at approximately 105.0% as of December 31, 2011.

The cellular market has been characterized by increasing competition as it grew in recent years. Indonesian cellular providers historically competed on the basis of price, brand, network coverage, network quality and value-added services including data services. In 2007 and 2008, as a result of the shift from revenue-sharing to cost-based interconnection fees, most providers including ourselves increasingly competed on the basis of price and offered significant promotional discounts in an attempt to attract large numbers of subscribers. According to research by A.T. Kearney in 2009, Indonesia’s churn rate, the ratio of subscribers switching to another cellular provider, is among the highest in the world at approximately 11.0% per month. Both prepaid and postpaid Indonesian cellular subscribers are highly price sensitive and the latter enjoy low switching costs due to limited contractual lock-ins. The decrease in prices led to an increase in the number of subscribers and in network traffic, resulting in increased network congestion among operators.

We believe that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2011, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 107.0 million cellular subscribers and a market share of 42.9% of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 20.7% and 18.6%  respectively, based on the estimated number of subscribers as of December 31, 2011. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

The following table sets out information as of December 31, 2011 for each of the three leading cellular providers with national coverage:

	Operator
	Telkomsel	Indosat		XL Axiata
Launch date	May-1995	Nov-1994	(2)	Oct-1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz		15 MHz
3G Licensed frequency bandwidth (2.1 GHz)	10 MHz	10 MHz		10 MHz
Market share (1)	42.9%	20.7%		18.6%
Subscribers (1)	107.0 million	51.7 million		46.4 million

(1)   Internal estimate, dated December 31, 2011 based on various statistics compiled by us.

(2)   In November 2003, Indosat and Satelindo merged and Indosat took over Satelindo’s cellular operations.

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Hutchison and Natrindo also provide cellular services in Indonesia and in 2011 were each awarded an additional 5 MHz of spectrum on the 3G licensed frequency bandwidth (2.1 GHz).  This additional spectrum increased their respective total allocated frequency spectrum to 10 MHz each.  We expect to compete with Indosat and XL Axiata to obtain one of two additional blocks of 5 MHz 3G licensed frequency bandwidth (2.1 GHz) which we anticipate the Government to allocate in 2012.

In March 2010, Smart Telecom and Mobile-8 announced that they entered into a cooperation agreement to use the same logo and brand under the name “smartfren.” Other cellular service providers may similarly consolidate in the future.

In January 2012, Bakrie Telecom was allocated cellular telephone access numbers and is expected to be issued an operating license in the near future.  We understand that Bakrie Telecom, which has historically operated a fixed wireless network, will deploy technology which switches from the fixed wireless access to cellular access outside of the base service area.  We expect that our cellular telecommunications business will in the future face increasing competition from fixed wireless and broadband wireless telecommunications service providers offering similar mobility in their services.

IDD

We acquired a commercial IDD license in May 2004 and in June 2004 we began delivering full IDD services for our fixed wireline subscribers. We were awarded this license following the early termination by the DGPT in August 2001 of Indosat’s exclusive right to operate IDD services.

We conducted extensive preparations to offer IDD services prior to receiving our license in 2004. Our initial preparations included upgrading switching facilities to establish International Gateway capabilities in Batam, Jakarta and Surabaya. Two microwave links, connecting Batam-Singapore and Batam-Pangerang (Malaysia), were built to facilitate connections with overseas operators. In 2003, together with SingTel Mobile and CAT, we developed the TIS submarine cable system connecting Batam, Singapore and Thailand. We completed the deployment of a new submarine optical cable to connect Dumai (Indonesia) with Melaka (Malaysia) in December 2004, pursuant to an agreement with Telekom Malaysia Berhad. Our international cable was extended by purchasing bandwidth capacity to connect with Hong Kong, the United States and other countries. In December 2004 we completed the ground segment to connect to the Intelsat Satellite. The BSCS (Batam Singapore Cable System) network began operating in May 2009, while the AAG network began operating in October 2009. On January 25, 2008, Telkom transferred its international operations, including IDD, to one of our subsidiaries, Telin.

After Telkomsel, our largest consumer base for IDD services are users of XL Axiata.  We anticipate that XL Axiata and another telecommunications company, Axis, may receive their own IDD operating licenses in 2012, which may have a material adverse effect on our IDD revenues.

The IDD service business faces increasing competition from alternate means of long distance communication, particularly VoIP.

VoIP

We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat, Gaharu, PT Satria Widya Prima, Primedia Armoekadata and Jasnita Telekomindo also provide licensed VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through websites or through software that allows computer-to-computer voice communications through the internet.

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, have begun to offer budget calls and other products aimed at price sensitive users such as prepaid calling cards, which are expected to result in greater competition among VoIP operators and IDD service providers. We currently offer our primary VoIP service Telkom Global-01017 and its lower-cost alternative Telkom Save. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. We offer a competing service called Telkom Global 01017.

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Satellite

Competition in the satellite business in the Asia-Pacific region continues to intensify, particularly in terms of coverage, products and price. Because the domestic satellite industry is not strictly regulated, it operates in practice on an “open-sky” policy, which has opened the door to competition between Indonesian and foreign satellite operators.

The Asia-Pacific region continues to need satellites for both telecommunications and broadcasting  infrastructure, as indicated by the following factors:

–      The number of regional and global operators directing their satellite services to the Asia-Pacific region;

–      High market demand for GSM trunking;

–      Continued growth in the Direct To Home (“DTH”) market; and

–      The value of satellite services in disaster recovery.

The regional and  global satellite operators currently operating in the Asia-Pacific region are:

-         Intelsat/PanAmsat (USA)

-         SES Global (Luxembourg)/SES New Skies (Netherlands)

-         Telesat (Canada)/Loral Skynet (USA)

-         RSCC (Russia)

-         Eutelsat (France)APT Satellite (Hong Kong)

-         AsiaSat (Hong Kong)

-         SCC (Japan)

-         JSAT (Japan)

-         MEASAT (Malaysia)

-         Insat (India)

-         MCI – Media Citra Indostar (Indonesia)

-         Indosat (Indonesia)

-         VinaSat (Vietnam)

-         SingTel/Optus (Singapore)

-         Telkom (Indonesia)

-         ChinaSat (China)

-         SinoSat (China)

-         KoreaSat (Korea)

-         Mabuhay (Philippines)

-         Thaicom (Thailand)

-         ABS (Hong Kong)

-         ProtoStar (Singapore)

The Mobile Satellite Service (MSS) operators are as follows:

-         Inmarsat (UK)

-         Aces – Asia Cellular Satellite (Indonesia)

-         Thuraya Satellite (UAE)

-         Iridium (USA)

-         Globalstar (USA)

-         MBCO (Japan)

-         Tu Media (Korea)

-         CMBSAT (China)

Global satellite operators with higher capacity can take advantage of economies of scale to offer lower prices without affecting their financial performance. This will result in a market premium subsidy in very competitive markets. However, national operators can seek regulatory protection in the form of entry barriers such as landing rights imposed by governments on foreign satellites.

The Government of Indonesia has issued a new regulation on satellite operation. MoCI Regulation No.37/P/M.KOMINFO/12/2006  dated December 6, 2006, requires overseas satellite operators to obtain a landing right license, with the following criteria:

-         Foreign satellite operators must coordinate with domestic  satellite operators to ensure that there is not disruption of Indonesia’s  satellite and terrestrial systems.

-         Countries that operate their satellites in Indonesia must allow Indonesian  satellite operators to operate in their countries.

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Generally, a provider’s cost of service depends on power and coverage. Our satellite operations primarily consist of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs and providing earth station satellite up linking and down linking service to domestic and international users. We face competition from foreign and domestic service providers and compete most closely in Indonesia with Indosat and PT Pasifik Satelit Nusantara (“Pasifik Satelit Nusantara”). Other private satellites serving the broadcast market within the coverage area of the Telkom-1 and Telkom-2 satellites include AsiaSat-2, AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom 3, Measat-2, Measat-3, Measat-3a, PanAmSat-4 and PanAmSat-7. Measat Sdn. Bhd which operates the Measat satellites, APT Satellite, which operates the Apstar satellites and Shin Satellite PCL which operates the ThaiCom satellites. They also compete directly with us in the Asian regional market.

Moreover, with the increasing popularity of Direct-To-Home television (“DTH”), there is increasing competition in the satellite business as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network support, thereby entirely bypassing our telecommunications services. In addition, because of the growing popularity of DTH, we face the possible loss of customers because DTH uses a satellite platform that we do not provide.

BTS

We operate 48.341 base transceiver stations, towers, located throughout Indonesia. Through our subsidiary, PT Dayamitra Telekomunikasi, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat, Bakrie Telecom and PT Tower Bersama.

Others

Deregulation in the Indonesian telecommunications sector has encouraged competition in the multimedia, internet, and data communications services businesses. The diversification of businesses has gained momentum, with the result that competition is now intense, particularly in terms of price, range of services offered, quality and network coverage, as well as customer service quality.

Licensing

To provide national telecommunications services, Telkom has a number of product and service licenses that are consistent with the applicable laws, regulations or decisions.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 dated January 25, 2010 concerning the Provision of Telecommunication Network, Telkom is required to adjust the telecommunications services which it holds to the provisions of the MoCI Regulation, particularly in regards to telecommunication network services. Telkom has secured new licenses that have been adjusted as required of which are as follows:

Fixed Network and Basic Telephony Services

Based on the report submitted by Telkom concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01, Telkom had its licenses adjusted in 2010 for the operation of local fixed network, direct long distance, international call and closed fixed network, explained as follows:

-         MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services of PT Telekomunikasi Indonesia, Tbk.;

-         MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of Direct Long Distance and Basic Telephony of PT Telekomunikasi Indonesia, Tbk.;

-         MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of International Call and Basic Telephony Services of PT Telekomunikasi Indonesia, Tbk.; and

-         MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Closed Fixed Network of PT Telekomunikasi Indonesia, Tbk.

Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by Telkom based on MoC Decree No.KP.162 Year 2004 dated 13 May 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

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Cellular

Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band and using 22.5 MHz of radio frequency bandwidth in the 1,800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

In February 2006, the Government held a tender for three 2.1 GHz spectrum licenses, each with a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate a nationwide 3G cellular telecommunication network. One of the licenses went to Telkomsel. Telkomsel obtained a 3G license on a 2.1 GHz band for a ten-year period as set out regulated in MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated  February 14, 2006. The license will be extended after being evaluated by the MoCI. Telkomsel started its commercial 3G service in September 2006.

Based on MoCI Decree No.101/KEP/M.KOMINFO/10/2006 dated October 11, 2006, Telkomsel had its license renewed by granting Telkomsel rights to provide: (i) mobile telecommunications service with radio frequency bandwidth in 900 MHz and 1,800 MHz; (ii) mobile telecommunications service of IMT-2000 with radio frequency bandwidth in 2.1 GHz (3G) and (iii) basic telecommunications services. The licenses do not have a set expiry date, but it will be evaluated every five year.

International Calls

Telkom commenced its international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet in the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

Telkom has a license to operate a closed fixed network based on MoCI Decree No.398/2010, which adjust the previous license, to meet the provisions in MoCI Decree No.01/2010. The license allows Telkom to lease the installed closed fixed network to among others telecommunication network and service operators, including providing an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide an international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by Telkom on the basis of landing rights attached to Telkom’s license to operate fixed network of international call services. Telkom has also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting Telin, a Telkom subsidiary, a license to operate a closed fixed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

VoIP

Telkom is licensed to provide internet telephony services for public needs as stated in DGPT Decree No.384/KEP/DJPT/KOMINFO/11/2010 dated November 29, 2010 on VoIP services. This license does do not have a set expiry date, but it will be evaluated every five years.

ISP

Telkom is licensed as an Internet Services Provider under DGPIO Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011. This license does not have a set expiry date, but it will be evaluated every five year.

Network Access Point

We hold a license to provide internet interconnection services by referring to DGPT Decree No.275/Dirjen/2006. The term of this license is unlimited, but it will be evaluated every five year.

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Broadband Wireless Access (“BWA”)

In July 2009, Telkom won tender for a BWA license and the right to provide BWA services in 12 zones, comprising 7 zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and 5 zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services.  Because of inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No. 19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No. 22/2009”).  Pursuant to MoCI Regulation No. 19/2011, operators on the 2.3 GHz radio frequency are now permitted to choose freely their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No. 22/2009 is used.  On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

MoCI Regulation No. 19/2011 also stipulates domestic component obligations for telecommunications devices and equipment used in providing BWA on the 2.3 GHz radio frequency.  Initial domestic component obligations are 30% for subscriber stations and 40% for base stations, to be increased to 50% within five years.

As a result of the switch to neutral technology under MoCI Regulation No. 19/2011, we lost vendor support for our preferred technology, which is based on fixed BWA technology. Vendors instead preferred to support the mobile BWA technology selected by other operators.  Mobile BWA technology competes with Telkomsel.  We therefore returned 4 of the 5 zones for 2.3 GHz BWA which we had received.  We retained our BWA license and the Maluku zone. So, we would continue to qualify as a BWA operator on 2.3 GHz and have the right to access the BWA networks maintained by other operators.

Becoming a broadband wireless access operator is in line with the transformation of our business to TIME, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

Data Communication System (“SISKOMDAT”)

Pursuant to MoC Decree No.KM.30/2004 regarding the Operation of Telecommunications Services, we are required to have a SISKOMDAT operating license. The SISKOMDAT Operating License is required to provide data communications services. We received our SISKOMDAT operating license on June 6, 2011. We had previously used a closed fixed network license for our data communications services.

Pay TV License for Indonusa

Pursuant to Law No.32 of year 2002 regarding Broadcasting and Government Regulation No.52/2005 regarding the Operation of Subscription Broadcasting (the two year license conversion period), PT Indonusa Telemedia, our subsidiary, applied for a Pay-TV Operator license from the Government in 2007. MoCI has issued license for Pay TV Broadcasting to PT Indonusa Telemedia under MoCI Decree No.392/KEP/M.KOMINFO/11/2010 dated November 11, 2010.

PT Indonusa Telemedia obtained an IPTV license covering JABODETABEK, Bali, Bandung, Semarang and Surabaya on April 27, 2011.  We launched our commercial IPTV service under the brand name Groovia TV in August 2011.

Payment Method Using e-Money

Following the implementation of Bank Indonesia’s Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 on the operation of APMK and Bank Indonesia’s Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed Telkom’s status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009.  We operate our e-money business under the brand name T-cash and Flexi cash.

Money Transfer Operations

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009, we may operate as a money transfer services provider. Telkom provides a money transfer services product called Delima.

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Customer Service

Our customers can access our range of products and services through the following service points:

1.       Plasa Telkom

This is a location where customers can access information as well as a range of services including billing, payment, account suspension, promotions and complaints. Currently, our walk-in customer have reached several areas, which comprising of 727 customer service points, including 32 Plasa Telkom that are shared with the GraPARI outlets of our subsidiary, Telkomsel, that provide service to cellular subscribers. As of December 31, 2011, Telkomsel operated a total of 84 GraPARI outlets. Cellular customers are also served by 328 Gerai HALO outlets, which are operated by third parties. Customers can now also make electronic payments using Electronic Data Capture, available through some 150 terminals in our customer service outlets.

Our enterprise customers can access a personalized service through our Telkom Solution Houses (“TSH”), which are located in prestigious malls in Jakarta, Bali and Surabaya. We have also opened nine location of SME Centers in eight cities—Jakarta, Semarang, Surabaya (2), Medan, Bandung, Yogyakarta, Palembang and Makassar—to serve the SME segment. These Centers serve as communication centers, community centers and commerce centers.

2.       Call Centers

Customers can access a range of services and information quickly and easily through our Call Centers simply by dialing “147”. Customers can also speak directly to our call center officers to register complaints or request information about billing, promotions and service features. Telkom Call Centers are located in Medan, Jakarta and Surabaya.

We also provide a toll-free number for enterprise customers, “08001Telkom” (“08001835566”), while SME customers can access our services by dialing “500250”.

For cellular customers, we offer Caroline, or Customer Care Online, which can be reached on the following numbers:

-        From kartuHALO : 111.

-        From simPATI  and Kartu As : 155 (24 hours, free of charge) and 188 (24 hours, payable).

-        From a cellphone or fixed phone: national  (“08071811811”), Jakarta (“021-21899811”), Bandung (“022-2553811”), Surabaya (“031-8403811”) and Medan (“061-4578811”).

3.       Internet

Our web-based service can be accessed through our website at www.telkom.co.id.

4.       Broadband Learning Centres (“BLC”)

BLC provide education to various user communities such as teachers, students and the general public about computers, the internet, broadband and the most recent telecommunications technologies. To ensure quality education, BLCs collaborate with local professionals in each area.

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5.       Enterprise and Wholesale Services and Account Manager (“AM”) Teams

Our enterprise and wholesale customer management is organized into 6 segments based on the customer’s line of business:

a.       Finance and Banking;

b.       Government, Army and Police;

c.        Manufacturing;

d.       Mining and Construction;

e.        Trade and Industrial Park; and

f.        Trading and Services.

Enterprise customer management is also organized on the basis of revenue contribution, with cluster-1 responsible for customers with revenues contribution of over Rp500 million/month and cluster-2 for customers with revenues contribution of between Rp100 million/month and Rp500 million/month. Enterprise customers are managed by AM from our Enterprise Service Division.

SME customers with revenue contribution less than Rp100 million/month are managed by AM and Tele Account Management, which are based in the Business Service Division. Our SME customers are organized into three categories based on line of business:

a.       Public and General Services;

b.       Plantation and Manufacturing Services; and

c.        Trading and Business Services

SME customer management is further organized by revenue contribution: cluster-3 looks after customers with revenues contribution of between Rp50 million/month  and Rp100 million/month, while cluster-4 is responsible for customers with revenues contribution of less than Rp50 million/month.

Our wholesale segment customers, namely other licensed operators (“OLO”), are handled by AM from our Carrier and Interconnection Service Division.

6.       Service Level Guarantee Program (“SLGP”)

Telkom has established a SLGP for our fixed line, Flexi and Speedy customers. The program offers a guaranteed minimum level of services for customers who wish to install a new line, change of service, completion repairmen of disruption, restore a disconnected line or make a billing complaint, and provides non-cash compensation, such as free subscriptions for a limited period, which are given to customers if the minimum service level is not fulfilled. For the Enterprise, SME and OLO segments, the service level guarantee is provided in accordance with the agreement with the customer.

To measure our progress on customer service, we work with an independent survey institute to determine our Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”) using the Top Two Boxes method. In 2011, for our enterprise customer segment we achieved a CSI of 88.92% and a CLI 86,26% while for wholesale or OLO customer segment we achieved a CSI of 82.68% and a CLI 74.81%.

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Billing, Payment and Collection

We use a periodic billing system designed specifically to suit our products and customer segments. Our customers can choose from different type of payment, from direct cash payments at the nearest Telkom  counter, to auto debit, credit card, bank transfer (for corporate/OLO customers), ATM, mobile banking, internet banking and others (Flexicash, Mcash, or Tcash).

To enhance service to customers, Telkomsel has implemented a new billing system to provide greater convenience for customers. This system changes our billing base to an Online Charging System (”OCS”), which will be applied for both prepaid and postpaid products. Under this new system, customers will be able to opt for a payment method that suits their needs.

Previously we used a periodic billing system in line with our product and customer segment charateristics that was centralised, accurate and standard across all regions. kartuHALO  postpaid customers receive monthly bills based on: (i) total minutes of usage for cellular services; (ii) value added services that are chargeable over a specified period; and (iii) subscription fees for basic and other services.

Bills can be paid directly through the cash tellers at our Gerai Halo and GraPARI outlets, or via ATM, phone banking, internet banking, mobile banking, collecting agents or auto debit. kartuHALO  subsribers can pay their bills via automatic debit from particpating credit cards, or by cheque, cash, or by direct deposit through phone transfer or over-the-counter facilities at most post offices as well as banks that have an agreement with Telkomsel.

Management of  Customer Receivables

Our Payment and Collection Unit manages payments from customers, which are categorized by customer service management concept and product segment. Customer payments are managed by the Telkom  Revenue Management System (“TREMS”), which has a security deposit (“SD”) menu. For customers who intend to unsubscribe, our policy is to charge a deposit, the amount of which is based on warm usage in the current month plus the subscription fee, or the amount of the bill if the service was calculated at a flat rate and not based on usage. The deposit is cleared when the bill for the following month is issued. We will refund any overpayment or bill any underpayment of the deposit paid by the customer. For late payments, each business unit in the Consumer Directorate and Enterprise and Wholesale Directorate has its own rules on sanctions for customers who do not fulfill their obligations to Telkom  according to the contract between the customer and us. Sanctions may include fines, the amount of which are determined in the regulations or the contract, or suspension of services. We send electronic billing statements to customers by email and printed billing statements or invoices are sent by courier (mainly for corporate/OLO customers).

Telkomsel’s mechanism for collecting outstanding payments is as follows. If payment is not received by the due date of the bill, Telkomsel will suspend incoming calls to the customer. If payment is not received within two months after the due date, the customer’s number will be blocked. Telkomsel will continue to seek payment from the customer and may request the assistance of a debt collection agency.

After an account is terminated, the customer can resubscribe only after settling all arrears and completing a new application for cellular services. Telkomsel does not charge any late fees or interest on overdue accounts.

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Tariffs and Interconnection Charges

We set our telecommunications tariffs in accordance with government regulations. The Government divides tariffs into two categories: tariffs on the provision of telecommunications services and tariffs on telecommunications networks. Telecommunications operators can determine the prices they charge and compete freely with each other, subject to MoCI regulations. Our business units can also adjust the prices of the services they provide based on specific guidelines from our Board of Directors.

1.        Telecommunications

a.       Fixed Wireline Tariffs

Access and monthly subscription charges

Access charges	Business (Rp)	Residential (Rp)	Social (Rp)
Installation	175,000 - 450,000	75,000 - 295,000	50,000 - 205,000
Monthly subscription	38,400 - 57,600	20,600 - 32,600	12,500 - 18,500

Local usage charges

	Price per Pulse (Rp)	Pulse Duration
Up to 20 km	250	3 minutes (off peak) and 2 minutes (peak)
More than 20 km	250	2 minutes (off peak) and 1.5 minutes (peak)

Domestic long distance (DLD)

	Price per Minute (Rp)	Rounding Time Block Duration
0-20 km	83 - 122	1 minute
20-30 km	122 - 163	1 minute
30-200 km	320 - 1,100	6 seconds
200-500 km	320 - 1,770	6 seconds
More than 500 km	320 - 2,100	6 seconds

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b.     Fixed Wireless Tariff

We offer both postpaid and prepaid fixed wireless services. Tariffs for fixed wireless services are reported as our fixed line revenues.

-        Postpaid (Flexi Classy)

Postpaid subscribers pay a one-time activation charge of Rp7,500 and a monthly charge of Rp30,000, excluding 10% VAT. Subscribers pay Rp75 per SMS to Flexi (on-net) and Telkom fixed lines, Rp136 from Flexi to other operators and Rp450 from Flexi to international destinations.

Charges for postpaid services are as follows:

	Price per Unit (Rp)	Unit Duration
Flexi to Flexi
Local	49	1 minute
DLD	300	30 seconds
Flexi to PSTN
Local	200	1 minute
DLD	600	30 seconds
Flexi to OLO fixed line
Local	270	1 minute
DLD	625	30 seconds
Flexi to Mobile
Local	550	1 minute
DLD	625	30 seconds
Flexi to Mobile Satellite (Byru)	3,850	30 seconds

-        Prepaid (Telkom Flexi Trendy)

Prepaid wireless subscribers pay Rp100 per SMS from Flexi to Flexi (on-net) and Telkom fixed line, Rp165 per message to other operators and Rp500 per message from Flexi to international destinations. Usage charges, including 10% VAT, are as follows:

	Price per Unit (Rp)	Unit Duration
Flexi to Flexi
Local	55	1 minute
DLD	375	30 seconds
Flexi to PSTN
Local	250	1 minute
DLD	750	30 seconds
Flexi to OLO fixed line
Local	350	1 minute
DLD	800	30 seconds
Flexi to Mobile
Local	780	1 minute
DLD	800	30 seconds
Flexi to Mobile Satellite (Byru)	4,235	30 seconds

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c.     IDD Tariffs

Tariffs for IDD calls are set by service providers and subject to specified maximum limits established by the Government. We charge the following IDD tariffs:

		Price per Minute (Rp)		Rounding Time
Region		PSTN/CLASSY	TRENDY	Block Duration
Group I	Southeast Asia, South Pacific	4,550	5,550	6 seconds
Group II	North America, South America, Africa, East Asia, West Asia and South Asia	5,550	6,550	6 seconds
Group III	Europe	7,570	8,700	6 seconds
Group IV	Middle East	8,080	9,290	6 seconds
Group V	Special destinations	20,200	23,300	6 seconds

d.     VoIP Tariffs

VoIP operators may freely determine charges for VoIP services. We currently offer our primary VoIP service, Telkom Global-01017, and its lower-cost alternative, Telkom Save.

e.     Cellular Tariffs

-        Postpaid Tariffs (kartuHALO)

Telkomsel charges subscribers the following basic usage tariffs in 2011:

	Price (Rp)	Rounding Time
		Block Duration
On-net cellular:
Local	217	20 seconds
DLD	213	15 seconds
Off-net cellular:
Local	250	20 seconds
DLD	300	15 seconds
Off-net PSTN:
Local	217	20 seconds
DLD	300	15 seconds
SMS (price per SMS) :
On-net	125
Off-net	150
International	500

-        Prepaid Tariffs

Prepaid customers (simPATI  and Kartu As) were charged the following basic usage charges in 2011:

	Price (Rp)		Rounding Time Block Duration
	simPATI	Kartu As	simPATI	Kartu As
On-net cellular:
Local	750	13	per 30 seconds	per second
DLD	750	13	per 30 seconds	per second
Off-net cellular:
Local	800	13	per 30 seconds	per second
DLD	1,000	13	per 30 seconds	per second
Off-net PSTN:
Local	450	13	per 30 seconds	per second
DLD		13		per second
Zona-1	900		per 30 seconds
Zona-2	900		per 30 seconds
Zona-3	900		per 30 seconds
SMS (price per SMS):
On-net	100	99
Off-net	150	99
International	600	1,000

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f.         Network Tariffs

-        Leased Lines

The format, type, rate structure and the tariff formula for network leases are subject to government regulations.

Leased lines are unmanaged terrestrial transmission network services for electronic communications that provide a dedicated connection between two terminal points or points of presence (“POP”) for the customer’s exclusive use by symmetrical transmission channel capacity. The tariffs for leased lines, effective since June 15, 2011, are as follows:

Tariff (Rp)
Activation
Subscription charge	2,400,000 - 30,000,000 (1)
Usage charges:
Point to Point
Local (up to 25 km)	1,200,000 – 84,300,000 (2)
Long distance (more than 25 km)	3,900,000 – 1,257,800,000 (2)
End to End
Local (up to 25 km)	3,400,000 – 187,800,000 (2)
Long distance (more than 25 km)	6,100,000 – 1,361,300,000 (2)

(1) Price differs by speed

(2) Price differs by speed and region

-        Satellite  Tariffs

We charge a maximum annual satellite tariff of US$1.20 million per transponder, but we offer discounts for long-term customers and repeat customers.

g.     Data Communications Tariffs

-        Broadband Access (“Speedy”)

Broadband access is available through a range of Speedy packages. Prepaid Speedy subscribers pay Rp 75/minute; however, selective discounts apply in red zone areas (highly competitive areas).

The following table shows our broadband access tariffs:

Speedy Postpaid Services	Activation Fee	Monthly Charge	Monthly Usage Allowance	Excess Usage Charge
	(Rp)	(Rp)		(Rp)
Volume Based *
Limited Home	75,000	200,000	1.0Gb	175/MB
Limited Professional	75,000	400,000	3.0Gb	175/MB
Unlimited Office	75,000	750,000	Unlimited	-
Unlimited Warnet	75,000	1,750,000	Unlimited	-

(*)   Valid for existing customers before migration to the Speedy multi speed package, but not for new customers.

	Activation Fee	Monthly Charge	Link speed
Speedy Postpaid Services	(Rp)	(Rp)
Multispeed **
Socialia	75,000	195,000	Up to 384 Kbps
Load	75,000	275,000	Up to 512 Kbps
Familia	75,000	455,000	Up to 1 Mbps
Executive	75,000	695,000	Up to 2 Mbps
Biz	75,000	995,000	Up to 3 Mbps

(**) Valid for new Speedy Package customers and existing customers

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Speedy Postpaid Services	Activation Fee	Monthly Charge	Monthly Usage Allowance	Link Speed	Excess Usage Charge
	(Rp)	(Rp)
Time Based
Limited 15 hours/month	75,000	75,000	15 hours	Up to 1 Mbps	75/minute
Limited 50 hours/month	75,000	145,000	50 hours	Up to 1 Mbps	25/minute

-        Flexinet Access

a.       Flexi Postpaid

For internet access via PDN or WAP (using #777), Flexi Postpaid subscribers pay Rp200 per minute or Rp3 per Kbps. Internet access via wireless dial-up (using TelkomNet Instan on 0809 89999) is charged, in accordance with TelkomNet Instan’s tariff policy, per 30 seconds.

For Flexinet Unlimited Telkom Flexi Classy data services, subscribers have the option of three service packages: the daily package, which charges Rp2,250/day and is valid for a 24-hour period, the weekly package, which charges Rp13,500/week and is valid for 7 x 24 hours, and the monthly package, which charges Rp45,000/month with a valid period of 30 days (excluding 10% VAT).

b.       Flexi Prepaid

For internet access via PDN, we charge prepaid subscribers Rp220 per minute or Rp5 per Kbps. Prepaid subscribers who use our internet access via wireless dial-up and WAP pay Rp300 per minute and Rp5 per Kbps.

For FlexiNet Unlimited Telkom Flexi Trendy data services there are three service packages: the daily package, sold for Rp 2,500/day and is valid for a 24-hour period, the weekly package at Rp15,000/week which is valid for seven days, and the monthly package sold for Rp50,000/month with a valid period of 30 days (including10% VAT).

-        Telkom Link

Our Telkom Link data communication services include DINAccess, VPN Frame Relay, VPN IP, VPN Dial, VPN Instan, Transactional Access, Global Datacom, Video Conference, Telkom Metro, and VPN Lite. We set the tariffs for these services on the basis of benefit and profitability for the company, referring to business environment analysis of market prices, the prices offered by our competitors, volume and duration of subscription, level of customer access and/or other economic considerations.

h.       Interconnection Tariffs

The MoCI establishes tariffs for interconnection and access, including the amount of interconnection charges to be received by each operator from calls that are relayed through multiple networks. The operators charge for such calls based on fixed rate that are intended to reflect the cost of carrying these.

Interconnection tariffs for fixed line (PSTN) connections:

1.       Local origination to OLO is Rp73 to Rp283/minute.

2.       Long distance origination to OLO is Rp539 to Rp608/minute.

3.       International origination to international OLO is Rp594/minute.

4.       Local termination from OLO is Rp73 to Rp283/minute.

5.       Long distance termination from OLO is Rp539 to Rp608/minute.

6.       International termination from international OLO is Rp594/minute.

7.       Local transit service (OLO to fixed wireline to OLO) is Rp67/minute.

8.       Long distance transit service (OLO to fixed wireline to OLO) is Rp273/minute.

9.       International transit gateway (OLO to fixed wireline to OLO) is Rp290/minute.

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Interconnection tariffs for fixed wireless access:

1.       Local origination to OLO is Rp73 to Rp271/minute.

2.       Long distance origination to OLO is Rp419 to Rp611/minute.

3.       International origination to international OLO is Rp610/minute.

4.       Local termination from OLO is Rp73 to Rp271/minute.

5.       Long distance termination from OLO is Rp419 to Rp611/minute.

6.       International termination from international OLO is Rp610/minute.

Interconnection tariffs for cellular connections:

1.       Local termination and origination voice service tariff is Rp251/minute.

2.       Long distance termination and origination voice service tariff is Rp357 to Rp463/minute.

3.       International termination and origination voice service tariff is Rp453/minute.

i.         Public Phone Kiosk Tariffs

Kiosk phones are public phones that are operated by third parties. Charges for kiosk phones may be freely determined by providers. We are entitled to retain a maximum of 70% and 92% of the phone kiosk basic traffic for domestic and international calls, respectively.

2.     Information, Media and Edutainment Business (“IME”)

In providing IME services, our New Wave business, we work with a number of partners. These collaborations are based on considerations of capability, time  to market and idea creation. The tariffs for our IME services are determined by the Service Strategy & Tariff Unit, while we cooperate with our partners to set the selling prices to the end users of the IME services they provide.

Insurance

Our material fixed assets, excluding land and underground cooper cable, are insured. Our insured fixed assets, which include electronic equipment, machinery and buildings, are insured against risks arising from earthquake, tsunami, eruption, fire, theft, lightning, acts of God and other risks. Our assets are covered under Property All Risk Insurance Policies on a “sum insured basis” and a “first loss basis”. Our insurance policies also include coverage against temporary interruptions of our business. Our Telkom-1 and Telkom-2 satellites are insured separately. Our management believes that our insurance coverage is consistent with industry practice in Indonesia.

Trademarks, Copyrights and Patents

With a dynamic business portfolio, we are constantly developing product and service innovations. To provide both protection for and recognition of the creativity involved, we have registered a number of intellectual property rights, including trademarks, copyrights and patents, with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights of Indonesia.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name, logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

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The following list shows the trademarks and copyrights we registered during 2010-2011:

No.	Trademark	Application No.	Application Date	Registration Date
1	Telkom Vote	R002011001826	February 21, 2011	May 31, 2011
2	Andara	R002011001830	February 21, 2011	May 31, 2011
3	Telkom Save	R002011001831	February 21, 2011	May 31, 2011
4	Sandi Nada	R002011001832	February 21, 2011	May 31, 2011
5	Telkom e-Learning	R002011001833	February 21, 2011	May 31, 2011
6	Telkom Klip	R002011001834	February 21, 2011	May 31, 2011
7	Telkom Permata	R002011001817	February 21, 2011	May 31, 2011
8	Trimitra	R002011001820	February 21, 2011	May 31, 2011
9	Telkom Memo	R002011001825	February 21, 2011	May 31, 2011
10	TelkomNet	R002011001837	February 21, 2011	May 31, 2011
11	TelkomNet Instan	R002011001829	February 21, 2011	May 31, 2011
12	Telkom 108	R002011001828	February 21, 2011	May 31, 2011
13	Telkom Indonesia with the tagline “The World in Your Hand”	J002009036810	November 13, 2009	June 17, 2011
14	Telkom Indonesia	J002009036809	November 13, 2009	June 17, 2011
15	Speedy Pre Paid	D002009017071	May 25, 2009	November 23, 2010
16	Flexi Lebih Irit Kan	J002010020956	June 9, 2010	October 11, 2011
17	Flexi Land	J002008028409	August 6, 2008	May 17, 2010

No.	Research/Innovation title	Application No.	Application Date	Registration Date
1	Computer Program: “Home Monitoring Application”	C00200904712	December 21, 2009	June 27, 2011
2	Computer Program: “VIPO-Based Information Dissemination System”	C00200904713	December 21, 2009	June 27, 2011
3	Computer Program: “Activity-Based Pricing (ABP) Data management System and Web-based Price Calculation Simulation”	C0020094711	December 21, 2009	June 27, 2011
4	Research paper: “Data Packet Security System on the Flexi Network”	C00200901819	May 25, 2009	June 14, 2010
5	Paper entitled “Telecommunication System Standard Tera Router”	C00200900098	January 13, 2009	January 28, 2010
6	Paper entitled “Technology Release Tera Router Technology”	C00200900099	January 13, 2009	January 28, 2010
7	Logo: Telkom Indonesia	C00200904624	December 15, 2009	June 27, 2011
8	Computer Program: “Kemilau Indonesia”	C00201002083	June 9, 2010	October 3, 2011
9	Computer Program: “Kartu Masuk Terminal (KTM) Online”	C00201002084	June 9, 2010	October 3, 2011

We applied for the following patents in 2010:

No.	Patent Name	Application No.	Application Date
1	Set Top Box (STB) for Internet Access via Television	P00201000916	December 23, 2010
2	Budgeted Calls for Prepaid Customers	P00201000915	December 23, 2010
3	Information Delivery System via SCA on Radio Transmitters	P00201000430	July 12, 2010
4	Home Automation by Internet Access Method	P00201000373	June 9, 2010
5	Text Insertion for SMS using Prefix	P00201000129	February 17, 2010
6	Interactive Unstructured Supplementary Service Data (USSD) on CDMA System	P00201000032	January 14, 2010
7	Voice Chat Room on Mobile Networks	P00201000032	January 14, 2010

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Corporate Strategy

To allow us to adapt to the dynamics of the industry and our business, in 2011 we updated our corporate strategic initiatives, focusing on implementing the TIME business framework and strengthening internal consolidation. This supports the comprehensive transformation of our organization, business portfolio, infrastructure, systems, and corporate culture that we have undertaken to realize our vision of becoming a leading TIME company in the region. With the tremendous growth opportunities that exist in the IME sector, we expect the revenue contribution of our IME business to increase by 2015 following our significant investment in developing our Internet Protocol-based Next Generation Network (“NGN”) infrastructure.

As well as being a new growth stream, the IME business is also an enabler, supporting sustainability and growth in our telecommunications sector business. Moreover, we have continually sought to promote synergies between our telecommunications services in addition to exploring inorganic growth opportunities by expanding overseas, particularly in Asia and the Middle East.

Our strategic initiatives for 2011 are elaborated below:

1.       Optimizing our Plain Ordinary Telephone Systems (“POTS”) and strengthening our broadband business

This strategic initiative focused on improving cost efficiency and slowing the revenue decline from POTS, one of our legacy services. To strengthen the broadband business, our priority growth strategy was to accomplish ‘broadband anywhere’ and work towards realizing ‘meaningful broadband’.

2.       Consolidating and growing our fixed wireless access (“FWA”) business and managing our wireless portfolio

The principal goal of this strategic initiative was to grow the value of the Telkom Group’s wireless portfolio overall. Aimed at increasing the value of the FWA business so that it can be consolidated with the rest of our wireless portfolio, it also supported the efforts of our subsidiary, Telkomsel, to be the market leader in the cellular business in Indonesia by encouraging Telkomsel to adopt a ‘value-based market approach’ and implement a ‘segment-based approach’ to defend its leading position in the cellular market.

3.       Integrating the Telkom Group’s Ecosystem Solutions

Through this strategic initiative, we sought to design solutions to meet the needs of Telkom Group customers as an ecosystem, with the objective of optimizing our resources and creating a lock-in system. Ecosystem solutions are business solutions that are designed to foster reciprocal or mutually beneficial relationships between us, as the service provider, and our customers (from the individual consumer, SME and enterprise segments) by engaging in business activities with their communities. We are targeting customers from the retail, SME, Enterprise and Wholesale segments, both domestic and international, for the growth of this business customer portfolio.

4.       Investing in Information Technology (“IT”) services

Entering the IT industry is a means of enhancing our capabilities as an IT solution provider in order to broaden our customer base in the retail, enterprise and SME segments. Also under this initiative, Telkom  aimed to enter the Premises Integration business, which focuses on strengthening relations with key customers in the enterprise and SME segments. At the same time, developments in our e-payment services, including APMK, Billing Payment, Payment Gateway, e-Money, e-Voucher and Remittance, were aimed at creating a single operating platform under our DELIMA brand.

5.       Investing in media and edutainment businesses

This strategic initiative anticipated the convergence between telecommunications, information, media and edutainment. Telkom’s role in the media and edutainment industries is as a content aggregator and delivery point.

6.       Investing in the wholesale business and strategic international business opportunities

This was aimed at driving growth in our wholesale business through the supply leading concept as well as balancing the wholesale and retail businesses. We also sought strategic international investment opportunities, both in the telecommunications sector through our subsidiary Telin and in the IME sector through Metra.

7.       Investing in strategic domestic opportunities by capitalizing on our assets

This initiative focused on domestic investment opportunities outside the TIME business that would optimize the Telkom Group’s assets in order to generate higher revenue growth.

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8.       Integrating Next Generation Networks ("NGN") and Operational support system, Business support system, Customer support system and Enterprise relations management (“OBCE”)

This strategic initiative represents the transformation of our infrastructure into a converged network that will support multiplay services. It also reflects the transformation of IT into an enabler, as we moved towards implementing Consolidated Data, Consolidated Billing and Integrated CRM for the Telkom Group.

9.    Aligning the business structure and portfolio management

Under this initiative, we investigated new approaches to managing the TIME business from various available options, including segment-based, geography-based, business-based and functional-based. We need to study the effectiveness of the holding management model in more depth in order to optimize the growth of our TIME portfolio. Metra has already been positioned as a holding company for our IME business portfolio.

10.    Transforming the corporate culture

This strategic initiative was aimed at accelerating the transformation of our corporate culture from Telkom  135 to Telkom’s 5C, which is linked to the “5C Values“ that will be adopted throughout the Telkom Group, with each subsidiary making any adjustments required.

Subsidiaries’ Strategies

As part of our measures to strengthen and grow the Telkom Group’s core business, and in line with our strategic initiatives, we have pursued a strategy of inorganic growth. The reasons underlying this strategy are as follows:

a.       It is a growth strategy (in view of the stagnant or declining legacy business);

b.       It is a risk mitigation measure (capital, competencies) as well as for deriving synergies and rapid value creation;

c.        Transformation of the business of subsidiaries that depended on joint operation (“KSO”) revenues (which ended in 2010) and therefore have value from an investor perspective;

d.       Acquisition and alliance of IME businesses in anticipation of the trend towards commodities in the telecommunications sector (Devices-Network-Application convergence); and

e.        International acquisitions to increase scale and benefits and to monetize our domestic and international assets.

During the period 2006-2011, among our key initiatives were transforming our former KSO businesses, building the value chain and our fundamental IME business, and launching our BIG DEAL initiative. In line with these, we also established a number of fundamental pillars for the implementation of our inorganic growth strategy, as follows:

1.     New Development: development of our business portfolio through expansion or by establishing new businesses.

2.       Transformation: measures to transform the portfolios of our subsidiary or former KSO businesses.

3.       Strengthening: measures to strengthen the capital structure of our subsidiaries to enable them to grow and become self-reliant.

4.       Spin off and Transfer: efforts to align focus and underpin the expansion of our business, including the divestment of similar businesses.

5.       Mergers and Acquisitions: the consolidation or purchase of a business unit aimed at strengthening our business value chain and highlighting the potential of the Telkom Group while positioning ourselves to maintain the momentum of growth or change in the business.

In 2011, we realized these initiatives through a number of corporate actions, including the following:

1.       Transfer of VSAT IP.

2.       Datacenter Initiative.

3.       Transformation of Indonusa (ongoing).

4.       Development of Mitratel.

5.       Development of Pramindo.

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Execution of Strategy

Our business is divided into four segments: fixed wireline, fixed wireless, cellular and others.

The fixed wireline segment provides local, DLD and international telephone services, and other telecommunications services (including leased lines, telex, transponder, satellite and Very Small Aperture Terminal, or VSAT) as well as ancillary services. Our fixed wireless segment provides local and domestic long-distance CDMA-based services as well as other telecommunications services. Our cellular segment provides mobile cellular telecommunications services. Any operating segment that does not represent more than 10% of our revenues is presented as “others” and such segments include telephone directory production and our building management businesses. In 2011, other than interconnection customers and Government departments and agencies, no single customer accounted for more than 1% of our total operating revenues. Our business does not experience significant seasonality.

The execution of our strategic initiatives, which is based on the relationship between our business strategies, business portfolio, delivery channels and international investment, is described below:

1.       Telecommunications Business Portfolio

The Telkom Group’s telecommunications business portfolio comprises plain Ordinary Telephone System (“POTS”) which covers both local and long distance calls, fixed wireless connections consisting of voice, SMS and data network package (“DNP”), cellular voice and SMS services, international direct dialing (“IDD”), broadband services (mobile and fixed), and network and tower services.

  Fixed Wireline Services

Our fixed wireline services include POTS, VAS fixed wireline, intelligent network (“IN”) services and session initiation protocol (“SIP”) services. After experiencing a decline, in 2011, we successfully improved the performance of this business by launching a number of new programs, such as “Telkom Poin Rejeki Tumpah” reward points and the fixed business improvement program (“FBIP”).

We serve 8.6 million customers, representing a market share of 99.0% of the total fixed wireline market penetration in Indonesia of 4.0% as of December 31, 2011.

b.       Broadband and Internet Services

These services are offered through a range of product lines, including TelkomNet instan, FlexiNet, wholesale port, Metro I-net, Astinet, broadband internet under the Speedy and Flash brand names, WiFi hotspots and IP transit. TelkomNet Instan is a premium postpaid internet access service that is accessible in all cities in Indonesia. In 2011 there were 40.2 thousand TelkomNet Instant customers, a decrease of 60.9% from the previous year as these were largely new internet customers who are expected to migrate to our Telkom Speedy broadband service.

Our broadband internet access is provided through our existing copper cables using ADSL technology. Telkom’s substantial presence in the broadband market in Indonesia is indicated by our 12.9 million customers. Data, internet and IT services contributed 33.6% to our total revenue as of December 31, 2011.

In 2011 we launched our Flexi Hotspot service that delivers high speed internet access through a wireless internet connection, supported by our Telkom  Hotspot infrastructure. Subscribers can access this service, which is available in Hotspot areas, using any device equipped with a WiFi connection simply by entering their FlexiNet Unlimited or Flexi Mobile Broadband username and password.

We offer low-cost international calls through our premium VoIP service, “Telkom Global-01017”, while standard international calls are available through “Telkom Save”. Both services are accessed by dialing a special access prefix. We cooperate with eight global carriers, all of which are wholesalers that allow us access to their international networks. Of these eight carriers, four are for outgoing calls, one is for incoming calls and three are for both outgoing and incoming calls.

In 2011, a total of 358.6 million minutes of outgoing calls (using TelkomSave and Telkom Global-01017) and incoming VoIP calls (from our global partners) were used. This represents an increase of 47.4 million minutes, or 15.2% in VoIP calls compared to 2010.

The table below shows information about our VoIP services:

Item	TelkomGlobal-01017	TelkomSave
Dial	One Stage	Two Stages
Quality/Technology	Premium VoIP	Standard VoIP

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c.        Cellular Services

In 2011, Telkomsel introduced a number of marketing programs that focused on new features in our cellular services.  These programs strengthened our position in Indonesia’s cellular telecommunications industry, with Telkomsel’s customer base growing from 94.0 million subscribers at the end of 2010 to 107.0 million subscribers at the end of 2011, an increase of 13.8% or 13.0 million subscribers. Telkomsel’s new features in 2011 were as follows:

Cellular Programs	Descriptions
Kartu As Rp0

In January 2011, Telkomsel extended the Kartu As promotion of Rp0/minutes for the first 30 seconds. This promotion offers a special tariff of Rp0 for the first 30 seconds and then Rp10 per 30 seconds between 00:00-16:59 for new customers who have activated their starter packs since December 22, 2010. Customers also receive an additional 5,000 SMS to all operators, Facebook and chatting.

Flash Unlimited

A Rp50,000 Flash Unlimited broadband package was launched in February 2011. Users who activated their Flash Unlimited starter pack between February 10 and June 30, 2011 were able to access 300-800 MB of data, with a maximum access speed of 384 Kbps, valid for 30 days.

simPATI Gratis Nelpon Berjam-jam

A new pulse free package for simPATI  Freedom was launched in March 2011. The simPATI  Gratis Nelpon Berjam-jam package is for customers who activate their starter packs as of March 10, 2011, and after being charged for one minute (cumulative) to any Telkomsel number, customers can make free calls from 00:00-05:59 and 06:00 – 10:59.

simPATI Double TalkMania

A new version of the simPATI  Double TalkMania program was launched in March 2011. For a daily registration fee of Rp2,000 (01:00-18:00) or Rp3,000 (17:00-24:00), this program offers 50-100 minutes of calls and an additional 100 minutes of calls. The additional 100 minutes are given the day after registration and can be used between 00:00 and 06:00.

Flash Midnight Sale

In April 2011, the Flash Midnight Sale promo was launched for Flash, simPATI  and Kartu As users, allowing them to choose from unlimited internet access packages worth Rp25,000 and Rp50,000 for usage at night between 00:00 and 05:59 with an access speed of 2 Mbps, valid for 30 days.

Kartu As Ozone

The Kartu As Ozone modified the Kartu As Rp0 promotion in April 2011, offering tariff segmentation with same eight regions as before but different four time bands (except Papua and Maluku). A Rp0 tariff is offered for the first 30 seconds and Rp20/minutes thereafter up to 30 minutes in the 00:00-05:59 and 06:00-10:59 time bands (except Sulawesi & East Nusa Tenggara and Papua & Maluku). Different tariff calculation also applies for each region in the 11:00-16:59 and 17:00-23:59 time bands. Special SMS tariffs are also available in the promotion.

Unlimited Data & BlackBerry Roaming

Unlimited Data Roaming & Unlimited BlackBerry Roaming Programs were launched in May 2011, offering special tariffs for general packet radio service (“GPRS”) roaming in 38 countries through a cooperation with 54 operators on 5 continents.

Speedy Flash	Telkomsel and Telkom jointly launched a Speedy Flash promo package in May 2011, using DSL and HSDPA/UMTS/EDGE/GPRS technology for their internet connections.
HALOTalk

The HALOTalk program was launched in June 2011 for kartuHALO  postpaid subscribers with a daily charge for on-net calls (ARPU) of less than Rp15,000. At the same time, the Halo Cek (CLS) feature was activated. This program offers price packages ranging from Rp1,000 to Rp15,000 with an additional 10-150 minutes of calls to any Telkomsel number (local & non-local) until 23:59 every day.

Telkomsel Tap Izy

Telkomsel’s Tap Izy promo was launched in July 2011 as an innovative T-Cash (mobile payment) service that uses contact-less technology with Radio Frequency Identification (“RFID”) for secure transaction security. By connecting a cellular device equipped with a chip inserted into the SIM card (kartuHALO  & simPATI) with a terminal reader device, customers can make transactions securely. The RF-SIM card is available for Rp50.000 at GraPARI outlets. Cash payments or deposits of Rp25,000 to Rp1,000,000 can also be made at GraPARI outlets or Indomaret stores.

Kartu As Bonus 60 Minutes

A Rp1,000 promo package was launched in July 2011 for all Kartu As users with a tariff of Rp0 (and Ozone) except for customers in East Nusa Tenggara, Maluku & Papua. This promo also offered 60 minutes of free calls for all Telkomsel’s subscribers.

Kartu As Extra Ampuh

New package with new tariff scheme from Kartu As that launched in August 2011. It offers tariff segmentation with seven zones and is valid for 24 hours. 300 minutes bonus talk is provided after having chargeable calls at Rp25/second (except Sulawesi). Bonus 1,000 SMS to all operators after sending chargeable SMS at Rp150/SMS are also available.

Kartu As BonbAStis	New promotion for Kartu As users with Rp0 tariff scheme that launched in September 2011. Customers will earn cashback usage bonus through pulse after having on-network usage (voice or SMS).
Telkomsel Skype Go Mobile

Unlimited data package Skype to Skype Call & Chat service for all Telkomsel’s customers, launched in October 2011. It is available by downloading the official application at http://m.skype.com and registering through *363# or SMS “SKYPE” to 3636. There are 24 types of mobile phone that are enabled for this service.

simPATI Bonus Surprise	New promotion in November 2011 for all simPATI users with 100 MB internet access and 100 minutes on-network call bonus after having recharge/top-up at minimum Rp10,000.
Facebook SIM Card

New prepaid starter pack worth Rp3,000 was launched in December 2011, offering easy access to Facebook from handsets with preloaded bonus at Rp3,000 of pulses, a 10MB data package and free access to http://m.facebook.com.

Kartu As 30 Hours Bonus Talk

New promotion for Kartu As users was launched in December 2011, for use within a period of offering bonus conversation to be used within 30 hours (on-network) and thousands of bonus SMS after reach a certain level of accumulated usage.

simPATI Puas 2	The simPATI Puas 2 promo launched in December 2011 offers an attractive package of calls, SMS and internet access.

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  Fixed Wireless Services

This service uses limited mobility CDMA technology. We offer these services under the “Telkom Flexi” and “Flexi” brands. We have created a separate business unit, the Telkom Flexi Division (“DTF”), to manage this segment.

In 2011, we launched several new fixed wireless products and services, which are described below:

Flexi’s Programs	Descriptions
Flexi Bebas Bicara

This program ran from February 2011 to December 2011. Offering free local and long distance calls (Clear Channel & 01017) to other Flexi users in the Jabodetabek-Sekapur-Banten area, it was later extended to other areas in Indonesia. This program offered different program advantages in different areas.

Flexi Mobile Broadband

Launched in October 2011, this program offered EVDO based internet access initially in seven cities (Medan, Pekanbaru, Jakarta, Bandung, Denpasar, Banjarmasin and Makassar). It was later extended to Yogyakarta, Surabaya and Malang.

	EVDO Package		Promo	Get	Set	Go
	Speed (up to)		(1,200 KBps)	(300 KBps)	(600 KBps)	(1,200 KBps)
	Daily	Tariff	2,500	2,500	5,000	8,000
		FUP (MB)	500	500	750	1,000
	Weekly	Tariff	15,000	15,000	30,000	45,000
		FUP (MB)	1,000	1,000	1,600	2,000
	Monthly	Tariff	50,000	50,000	80,000	120,000
		FUP (MB)	3,000	3,000	4,000	5,000

Flexi Android

This program was launched as part of a package joining Flexi and an Android-based smartphone and is used to access Flexi Mobile Broadband. Customers can obtain various program advantages such as Free Flexi Mobile Broadband for one month, and 100 minutes of local F2F Free Voice and long distance 01017 for 30 days with the purchase of a Flexi Android ZTE Blade handset package.

Flexi Market

This is an online apps store offering various applications for Android-based Flexi devices. Features include:

-        Online Application Store offering Applications, Games, Music, Books, and others.

-        Online Transactions, which enables Flexi users to download or purchase applications from Flexi Market directly from their Flexi handsets.

-        Direct Billing Capability, which allows Flexi users to pay for the applications they purchase from Flexi Market online by debiting pulses for prepaid customers or billing postpaid customers.

-        Advertisement Platform, will allows advertisers to advertise on the top banner of a Flexi Market page.

-        3rd Party & Community Support, which is open to Content Providers (CPs) and the developer community using the Google Android Interface Programming Application and an easy integration process.

-        Download and Sales Statistics, which enables developers and CPs who are members of Flexi Market to track their performance through statistics that can be downloaded online, and to find out and bill the revenues they are entitled to online.

Going forward, we remain committed to continuing improve the performance of Telkom Flexi to make it the leader in the fixed wireless business, for example by capitalizing on the synergies with our other products and services, entering into strategic partnerships and exploring options for mergers with other fixed wireless operators to grow our market share. We expect these synergies to make an increasing contribution to our revenues.

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e.        Interconnection Services

As the leading telecommunications operator in Indonesia, we receive revenue from our competitors that use our network.

Following the implementation of the cost-based interconnection scheme, in December 2006 we entered into new interconnection agreements with other domestic operators. These new agreements address the requirements of Telkom’s RIO.

On February 5, 2008, the Government issued a regulation governing tariff adjustments to the cost-based interconnection regime introduced on January 1, 2007. This regulation required Telkom and Telkomsel, along with 10 other telecommunications operators in Indonesia, to align their interconnection charges with those imposed by the new regime by April 1, 2008. On April 11, 2008, the Government approved RIOs from the dominant operators (those controlling more than 25% of the market), including Telkom and Telkomsel, as the reference for determining cost-based interconnection tariffs.

In a press release issued on December 30, 2010, the Government stipulated that telecommunications operators should apply the results of their interconnection tariff calculations for 2011 effective January 1, 2011 as a reference for the new cost-based interconnection tariffs.

	For the years ended December 31,
	2007	2008	2009	2010	2011
	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	4,970.0	6,626.9	5,748.5	4,924.0	4,777.2
Outgoing paid minutes	7,251.8	5,879.4	4,622.9	3,973.9	3,462.3
Fixed Line Interconnection(2)
Incoming paid minutes	923.5	1,362.3	1,547.8	1,414.9	999.6
Outgoing paid minutes	1,437.1	1,988.5	1,910.6	1,502.2	1,097.0
Satellite Phone Interconnection
Incoming paid minutes	5.1	3.2	1.8	1.3	0.6
Outgoing paid minutes	2.3	1.6	1.0	0.8	0.4
International Interconnection(3)
Incoming paid minutes	1,208.5	1,409.8	1,475.4	2,046.7	2,504.1
Outgoing paid minutes	162.9	165.5	160.4	161.2	158.3
Total
Incoming paid minutes	7,107.2	9,402.1	8,773.6	8,386.8	8,281.6
Outgoing paid minutes	8,854.1	8,035.0	6,695.0	5,638.2	4,718.0

__________________

(1)   Includes interconnection with Telkomsel.

(2)   Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, Indosat and Mobile 8 Phone beginning in 2008.

(3)  International interconnection minutes are derived from interconnection with Indosat’s international network and also derived from interconnection with Bakrie Telkom’s international network beginning in 2009, (incoming and outgoing calls using TIC-007).

	For the years ended December 31
	2007	2008	2009	2010	2011
	(millions of minutes)
Incoming paid minutes	2,663.2	3,637.6	3,379.6	2,857.1	2,697.4
Outgoing paid minutes	4,188.0	3,270.6	2,611.9	2,184.5	1,895.0

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f.         Network Services

We manage directly the provision of network services for a range of customers that include our business partners, other businesses and other licensed telecommunications operators. We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, and terrestrial and satellite-based leased lines. Our customers may enter into agreements with periods from several minutes of broadcasting to long-term contracts for one to five years.

We also have other supporting businesses, which include the supply of towers for the installation of BTSs for cellular operators. We manage this business through our subsidiary, Mitratel.

g.       Revenue Sharing Arrangements (“RSA”)

We have entered into separate agreements with a number of investors under revenue sharing arrangements to develop fixed line services, public card phones (including their maintenance) and related supporting telecommunications facilities. For further details regarding the revenue-sharing arrangements, see Note 39 to our Consolidated Financial Statements.

2.        New Economic Business and Strategic Opportunities Portfolio

We have categorized our Information, Media and Edutainment (“IME”) business portfolio as new economic business (“NEB”) and strategic opportunities, with a range of services. Information includes value added services (“VAS”), managed application & performance (“MAP”), e-Payment and IT enabler Services (“ITeS”). Media includes free to air (“FTA”) and Pay TV services. Edutainment includes ring back tone (“RBT”), SMS content, Portal and other services. We have designated our subsidiary, Metra, as a sub-holding company to focus on developing Telkom’s IME business.

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Network Infrastructure

In line with the transformation of our business and infrastructure network, Telkom has improved its infrastructure network to form what we envision as the Telkom One network, which is intended to be a jointly developed network used by various Telkom units, particularly Telkomsel. Our network development using the Telkom One concept aims to result in the more efficient deployment of resources and will allow, for example, Telkomsel to draw on Telkom network resources in regions where it needs greater capacity to meet demand. The aim is also to transform Telkom’s infrastructure into high quality, efficient and cost competitive infrastructure to deliver our TIME services. This infrastructure transformation comprises the following:

a.       Service transformation, by prioritizing support for multiplay and convergence services with broadband as the primary driver;

b.       Network transformation, which is directed at all IP networks as well as the convergence of Telkom’s infrastructure through the implementation of IP Multimedia Sub System (“IMS”);

c.        Operational transformation, to support more efficient operational implementation and is focused on managing the customer experience; and

d.       OBCE transformation, by emphasizing the transformation of our information technology and systems.

In April 2010, the JaKaLaDeMa submarine and fiber optic cable project linking Java, Kalimantan, Sulawesi, Denpasar and Mataram was successfully completed.

Fixed Line Network and Backbone

a.     Fixed Wireline Network

Our fixed wireline network consists of a hierarchy of local and trunk telephone exchanges. Subscribers’ telephones are connected to their local exchange by an outside plant, or facilities that include wireline (fiber optic and copper) and local wireless transmission connections and the related distribution facilities.

As of December 31, 2011, we managed  8.6 million fixed wireline connections. However, under our Infrastructure, Service and Operational Master plan (INSYNC2014 2008-2014), we aim to upgrade our legacy network to a NGN which supports new wave services and network operation methods. We also aim to upgrade our network infrastructure to all IP infrastructure. Our target is to provide full NGN service by 2014.

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The following table shows data related to our FWL network from 2007 to 2011:

	As of and for the Year Ended December 31,
Operating Statistics	2007	2008	2009	2010		2011
Exchange capacity	10,732,304	11,038,818	11,094,063	11,237,229		12,180,214
Installed lines	9,704,576	9,838,537	10,013,565	10,510,048		11,005,208
Lines in service(1)	8,684,888	8,629,783	8,376,793	8,302,818		8,688,526
Subscriber lines	8,324,197	8,302,730	8,038,294	7,980,337		8,323,175
Public telephones	360,691	327,053	338,499	322,481		278,505
Leased lines in service(2)	6,338	6,084	4,273	3,988		3,662
Fixed wireline subscriber pulse production (millions)(3)	75,451	62,940	54,186	9,403	(5)	8,054	(5)
Fault rate(4)	3.8	3,5	3.1	2.5		2.2

(1)     Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

(2)     Excludes leased lines for our network and multimedia businesses.

(3)     Consists of pulses generated by local and domestic long-distance calls, excluding calls from public pay phones and cellular phones.

(4)     Faults per 100 connected lines per month.

(5)     In million minutes for year ended December 31, 2010 and 2011.

The following table sets out information relating to our fixed line network in each of our operating area that serves customer segment as of December 31, 2011:

			Area Jawa Barat	Area Jawa Tengah
	Area Sumatera	Area Jakarta	dan Banten	dan Yogjakarta	Area Jawa Timur	Area Kalimantan	Area Indonesia Timur	Total
Local exchange capacity	1,435,014	3,947,821	1,918,052	1,222,573	1,966,263	615,138	1,075,353	12,180,214
Total lines in service	1,192,960	3,003,752	810,170	827,076	1,494,643	453,657	906,268	8,688,526
Capacity utilization(%)(1)	83.1	76.1	42.2	67.7	76.0	73.7	84.3	71.3
Installed lines	1,601,598	3,764,827	877,513	1,066,114	2,037,752	568,979	1,088,425	11,005,208
Utilization rate(%)(1)	74.5	79.8	92.3	77.6	73.3	79.7	83.3	78.9
Population (millions)(2)	51.5	20.7	43.9	36.0	37.8	14.1	37.4	241.4
Telkom line penetration(%)(3)	2.3	14.5	1.8	2.3	4.0	3.2	2.4	3.6

(1)   Capacity utilization (lines in use/exchange capacity) and utilization rate (lines in service/installed lines) of FWL.

(2)   Index number from Statistics Indonesia (estimated figures).

(3)   Telkom’s penetration based on estimated population figures.

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b.     Fixed Wireless Network

To support our fixed wireless network, our infrastructure consists of mobile switching centers (“MSC”) that are connected to every other trunk exchange. Each MSC is connected to a base station sub system (“BSS”), which consists of a base station controller (“BSC”) and a base transceiver station (“BTS”). These, in turn, connect the customers’ handheld devices and fixed wireless terminals to our fixed wireless network.

The number of fixed wireless connections in service has declined from 18.2 million in 2010 to approximately 14.2 million in 2011.

The following table shows data relating to our fixed wireless network since 2007:

	As and for the Year Ended December 31,
	2007	2008	2009	2010	2011
Exchange capacity (MSC)(2)	12,831,841	15,885,020	23,393,631	24,048,993	33,261,850
Installed lines (BTS)(2)	9,383,924	19,861,324	27,653,553	27,344,151	27,635,751
Lines in service(1)	6,362,844	12,725,425	15,139,057	18,161,278	14,237,522
Subscriber lines	6,335,452	12,698,827	15,115,892	18,142,955	14,221,413
Public telephones	27,392	26,598	23,165	18,323	16,109
Fixed wireless subscriber pulse production/minutes production (millions)(3)	9,144	12,304	14,627	11,768	7,931

(1)   Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

(2)   BTS and MSC capacities in 2007 and 2008 were calculated on the assumption of a traffic allocation per subscriber of 30 mE.

(3)   Consists of minutes of usage from local and DLD calls, excluding calls made from public pay phones and mobile cellular phones.

c.     Broadband Network (Backbone)

The development of our broadband network was our primary focus in 2011 due to its key role as the infrastructure backbone  of the Telkom as a whole. The backbone of our telecommunications network is made up of transmission, trunk switches and core routers that connect several access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic cable and other transmission technology.

The following table shows our backbone transmission capacity as of December 31, 2010 and 2011:

	Capacity (number of Transmission medium circuits)
2010	E1	STM-1	STM-4	STM-16	STM-64
Terrestrial transmission network
Optical fiber cable	25,467	319	46	26	121
Microwave	4,566	16	—	—	—
Submarine cable	2,368	37	7	—	10
Satellite transmission network	666	—	—	—	—
Total	33,067	372	53	26	131

	Capacity (number of Transmission medium circuits)
2011	E1	STM-1	STM-4	STM-16	STM-64
Terrestrial transmission network
Optical fiber cable	23,891	327	49	27	194
Microwave	4,456	16	—	—	—
Submarine cable	2,245	37	7	—	14
Satellite transmission network	680	—	—	—	—
Total	31,272	380	56	27	208

Note: The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), and STM64 (equivalent to 4STM16) units. Synchronous Transfer Mode (“STM”) is the unit typically used in backbone transmission networks. Facilitating broadband services requires a high capacity transmission network using nxSTM-1 units. E1 units are used to support legacy services.

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We operate the Telkom-1 and Telkom-2 satellites as well as 205 earth stations, including one satellite master control station. Our Telkom-1 satellite has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders, while Telkom-2 has 24 standard C-band transponders. Both satellites are used for the following purposes:

-        Network backbone transmission;

-        Rural telecommunications services;

-        Back-up transmission capacity for national telecommunications networks;

-        Satellite broadcasting, VSAT and multimedia services;

-        Satellite transponder capacity leasing;

-        Satellite-based leased lines; and

-        Teleport (earth station up linking and down linking service to and from other satellites).

In addition to our two satellites currently in service, we lease transponders from other satellite providers, including 11 transponders from GE 23, two transponders from Apstar-1, two transponders from Sinosat and 10 transponders from JCSaT5a.

We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, and terrestrial and satellite-based leased lines. Our customers include businesses and other telecommunications operators. Customers can enter into agreements that cover periods from several minutes to long-term contracts for one to five years. The maximum annual tariff per transponder is US$1.2 million, although in some instances we can offer discounts for long-term customers.

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIME services, we signed a contract on March 2, 2009 for the procurement of the Telkom-3 Satellite System with a joint stock company, “Academician M.F. Reshetnev” Information Satellite Systems” (ISS Reshetnev) from Russia. With an investment value of some US$200 million, the Telkom-3 satellite will give us an additional capacity of 42 active transponders, which is equivalent to 49 transponders with BW 36 MHz.

The Telkom-3 Satellite is scheduled to be launched in the second quarter of 2012 and will consist of 24 Standard C-band transponders, 8 Extended C-Band transponders and 10 Ku Band transponders. The geographical coverage of the Telkom-3 Satellite will extend to Indonesia and ASEAN (Standard C-Band), Indonesia and Malaysia (Ext. C-Band) and Indonesia (Ku-Band). Of the Telkom-3 Satellite’s 42 transponders, 40-45%, or around 20 transponders, will be for commercial use, with the remainder used to boost capacity for Telkom services.

Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operator in Indonesia. It currently operates on the GSM/DCS, GPRS, EDGE and 3.5G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1,800 MHz frequency. Both networks operate as a single integrated dual band network. Telkomsel’s 3G network uses 10 MHz of bandwidth on the 2.1 GHz frequency.

As of December 31, 2011, Telkomsel’s digital network was supported by 42,623 BTS with an overall network capacity capable of facilitating the communication needs of  107.0 million customers.

Data and Internet Network

We began operating data network services in 1997 and since then have progressively developed and expanded our network. As of December 31, 2011, our IP-based network covered 2,856 locations with 2,977 router nodes nationwide. We are committed to making continuous improvements in the speed and quality of the IP-based network. This network functions as the transport network for our high quality VPN, VoIP, dial-up and broadband internet services. We now have remote access servers in 117 locations with 167 nodes nationwide which are used for our “Telkom Net Instan” dial-up internet service and corporate dial-up internet services.

We have been providing fixed line-based broadband internet access using ADSL technology since 2004 under the brand name “Speedy”. As of December 31, 2011, we had 1.8 million Speedy customers, representing growth of 8.5% from 1.6 million Speedy customers as of December 31, 2010. Since May 2008, Speedy had a speed of up to 3 Mbps.

Telkomsel also provides a mobile broadband product under the brand name “Flash”. As of December 31, 2011, Telkomsel had 5.5 million Flash customers, representing growth of 45.7% from the 3.8 million customers as of December 31, 2010.

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International Networks

To route outgoing and incoming calls on our IDD service, “IDD-007”, we operate international gateways in Batam, Jakarta and Surabaya, which have reliable links to domestic networks. We have no plans to develop any further gateways at present.

We have been improving our international network infrastructure primarily to meet capacity demands, improve reliability and efficiency and in support of our NGN-based infrastructure transformation. As part of the development of service nodes, we will use softswitches to support international services.

Our international network is supported by a submarine communications cable system (“SCCS”), the Dumai-Malaka cable system (“DMCS”), and the Thailand-Indonesia-Singapore (“TIS”) system, as well as an indefeasible right of use, microwave-based border radio and satellite. To consolidate our international network and expand broadband services with a 40Gbps bandwidth capacity, Telin entered into the AAG cable consortium in April 2007 with an initial investment of US$48 million for the development of the Batam-Singapore cable system (“BSCS”) to connect Batam with Singapore. In 2012, the AAG’s capacity will be upgraded to 120 Gbps for the main Singapore-Hongkong-US route. Our long-term plans include enhancing international access to eastern Indonesia as well as diversifying services and capturing business opportunities in South Asia, the Middle East and Europe.

In addition to infrastructure expansion, we have entered into international telecommunications service agreements with a number of overseas operators to facilitate international call interconnections. Moreover, since we do not have agreements with telecommunications operators in all our IDD destinations, we have signed agreements with SingTel, Telekom Malaysia, Verizon, Belgacom, NTT, TIS, France Telecom and other operators under which they act as hubs and route international calls to certain destinations. As of December 31, 2011, we had entered into international telecommunications service agreements with 65 international operators in 26 countries, compared to 33 international operators in 20 countries as of December 31, 2010. We plan to enter into further international telecommunications service agreements with other operators for direct interconnections, targeting operators in the top 20 destinations for our outgoing IDD traffic.

Network Development

a.       Fixed Line Network Development

In 2011, we strengthened our NGN infrastructure in line with the INSYNC2014 Master Plan to create a Next Generation National Backbone Network to support our “Broadband for Digital Home”, “Broadband for Enterprise” and “Broadband Anywhere” services.

Key developments in our fixed line network development during 2011 were as follows:

Project	Description
Java-Sumatra-Kalimantan (Jasuka) Project

We continued to expand the capacity of our Jasuka submarine infrastructure backbone to support domestic and international internet. This project also expanded Telkomsel’s capacity. During 2011, 15 lambda (150Gb) of additional capacity was installed for Ring 3, 4 lambda (40Gb) for Ring 1A, and 2 lambda (20Gb) for Ring 2.

Mataram-Kupang Palapa Ring Project

The procurement and installation contract for the Palapa Ring Mataram-Kupang submarine cable system was signed on November 24, 2009. We completed the development of the submarine transport backbone from Mataram to Kupang in November 2011, providing an initial capacity of 40Gb. This will provide a network link between Mataram and Kupang, connecting the islands of Lombok, Sumbawa, Sumba, Flores and Timor. The project has continued to develop a terrestrial cable transport backbone from Kupang to Atambua, which is scheduled for completion in May 2012.

Development and Modernization of Broadband Access through the Trade In Trade Off (“TITO”) Model

In order to develop high capacity broadband access, in 2011 we initiated the Development and Modernization of Broadband Access Program through the TITO (Trade In Trade Off) model. The TITO program replaces our existing copper cables with fiber optic cables and modern technologies such as MSAN, GPON, and FTTx. We are collaborating with PT INTI and PT Len on this program. To date, we have successfully migrated, through the TITO program, 64,352 phone connections of existing customers out of a total installed capacity of 386,598 phone lines, and the remainder will be completed in March 2012. In 2012 we will continue the TITO program by installing 41 exchanges with PT INTI and 25 exchanges with a second partner, with a total capacity of 2.27 million phone connections.

Broadband Access Expansion through the MSAN Platform

We expanded our MSAN broadband network platform to a total of 313,893 fixed line connections in 2009 and 299,936 connection in 2010. We now have three MSAN platforms providing nationwide coverage. In 2011, the MSAN broadband platform project completed a total of 496,664 SST.

Gigabyte-Passive Optical Network (“GPON”) Development Project

In 2011, we expanded our GPON to a total of 40,735 Optical Network Terminals (“ONT”), some of which supported node B and Fiber To The Home (“FTTH”) deployment. In 2012, we plan to continue the expansion of our broadband access infrastructure, prioritizing the utilization of GPON technology to expand the implementation of the FTTH network.

IMS (IP Multimedia Subsystem) Development

IMS development is part of our infrastructure transformation, aimed at modernizing our service nodes by providing IP capability, convergence and enabling new application-based services, which will eventually integrate new customers and migration customers. In 2011, we developed infrastructure on a lab scale as a demonstration as well as a service innovation. In 2012 we plan to commercialize this system which will be done on August.

Tarakan Sangata Cable System (“TSCS”) Project, Sumatra Bangka Cable System (“SBCS”)

In 2011, to add capacity and establish a high-reliability transport backbone, we began the installation of submarine transport backbone in Sumatra-Bangka and Tarakan-Sangata. The TSCS and SBCS projects are currently in the development phase, which will be completed at the end of 2012.

Telkom-3 Satellite Project

To defend our market share and grow our revenue from the satellite market, we are currently constructing the Telkom-3 Satellite, which will have 42 active transponders, which is equivalent to 49 transponders with BW 36MHz, with a geographical coverage that extends to Indonesia and ASEAN (Standard C-Band), Indonesia and Malaysia (Ext. C-Band) and Indonesia (Ku-Band). The Telkom-3 Satellite will be launched in mid-2012.

Regional DWDM Project

To meet the growing domestic internet demand in the regional metro segment, in 2011 we installed a total of 22 DWDM transport nodes at the regional metro level in Java. The regional DWDM Project will be completed by the end of 2012.

Implementation of the Telkom Cache System

We initiated the development of our cache system on our internet network to increase the efficiency of international internet bandwidth utilization and to upgrade the performance quality of our internet services. This development is scheduled for completion in April 2012.

To further consolidate our TIME services, we plan to:

1.                   Continue to implement and transform our networks in support of our three visions for broadband implementation: home digital environment, enterprise broadband and broadband anywhere;

2.                   Continue to enhance the capability of the full IP transport network through the following programs: increasing domestic and international internet bandwidth, expanding the Terra IP backbone, expanding IP over Lambda based on 10Gb, 40Gb and eventually 100Gb per lambda, enhancing synergies within the Telkom Group in support of converged and single transport, continuing the development of Metro Ethernet which functions as a single transport metro network to provide IP-based and multiplay services, continuing the implementation of FTTH and GPON, and continuing the migration of our existing copper cables through the trade-in/trade-off mechanism;

3.                   Implement smart core through the converged service IMS program-based platform, implement an integrated customer profile database, and implement service delivery platform for service brokerage and orchestration;

4.                   Expand broadband access coverage to enterprise and residential customers through a range of programs, including Managed Enterprise Services, Managed Smart Customer Premises Equipment (“CPE”), Home Automation, Surveillance, and Home Interconnect.

For more details of our other major commitments and contracts, see Note 37 to our Consolidated Financial Statements.

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b.       Fixed Wireless Network Development

The Fixed Wireless Network Division became an independent, integrated division in 2009, and is now known as the DTF.

In 2011, DTF optimized our existing BTSs and relocated BTSs from areas with low traffic to intercity area to increase utilization. At December 31, 2011, we had 5,718 BTS with a total capacity of 33.3 million Flexi connections.

In 2011, DTF also developed a Flexi mobile broadband service to improve the quality by implementation Evolution Data Optimization (“EVDO”) technology. The EVDO network was established in the following 10 cities: Medan, Pekanbaru, Jakarta, Bandung, Yogyakarta, Surabaya, Malang, Denpasar, Banjarmasin and Makassar. A total of 1,123 EVDO BTS were constructed in 2011 with a total capacity of 281,203 connections. A number of other programs were also introduced to improve our operating cost efficiency, such as initiating the implementation of free cooling and hydrocarbons for greater electricity cost efficiency.

c.        Cellular Network Development

GSM-based cellular services operated by our subsidiary, Telkomsel, now reach all municipalities and regencies in Indonesia. In 2011, Telkomsel deployed an additional 6,066 BTS (including 1,736 3.5G nodes) and 73,695 transmitting and receiving exchanges, and expanded its cellular network to reach all districts in Java, Bali, Nusa Tenggara, and Sumatra.

Telkomsel plans to continue installing additional BTS to extend its capacity to districts in Kalimantan, Sulawesi and Eastern Indonesia, to increase capacity in densely populated areas, develop the 3G network, continue developing the fiber optic transmission backbone in major cities in Java, install additional micro cells and transmitting and receiving exchanges, primarily in provinces, continue to improve the quality of its coverage, upgrade switching equipment to enhance network capacity, and expand its smart network used in connection with its products.

d.       Data Network Development

In 2011, we continued to improve the quality of our data network by expanding coverage and adding capacity and Telkom added broadband access using IP DSLAM technology to 289,904 telephone lines.

The new expansion includes the coverage and capacity of our IP core with the application of Lambda 10 Gbps-based IP and a Tera Router. The Tera Router has been in operation since March 2009 in three cities and six nodes (Jakarta, Batam, Surabaya) as well as a further three internet gateway nodes. In 2010, we extended the Tera Router to eight more cities in 12 nodes (Medan, Pekanbaru, Bandung, Cirebon, Solo, Yogyakarta, Banjarmasin and Makassar). In 2011, we expanded by adding three Tera Router nodes in Medan and Makasar.

In support of our NGN program, we have enhanced our IP Core network to enable it to support our new wave businesses and integrate the NGN core network between our fixed wireline and fixed wireless businesses. To develop the IP Core, we implemented a single platform tera-byte router with fully redundant network architecture. Our IP Core network currently comprises 23 tera router nodes with capacities 467 10GE, 532 GE ports, 12 STM-4, 6 STM-16 ports and 8 STM-256 ports, also 481 PE routers.

We expanded our Metro Ethernet network with 74 new nodes (located at exchange nodes). As of December 31, 2011, we had 1,010 Metro Ethernet nodes ready to support the bandwidth demands of our broadband services throughout Indonesia. Metro Ethernet is also being utilized as the primary transport for IP DSLAM, MSAN for Speedy broadband, Softswitch, IP VPN and GPON for mobile backhaul, enterprise business solutions and Triple Play services for selected customers. Since 2009, we have also been using Metro Ethernet as the alternative mobile route for almost 1,000 nodes Bs belonging to Telkomsel, in support of the expansion of mobile broadband penetration. This network synergy was further developed to provide backhaul for 1,540 nodes Bs in 2010, bringing the total to 2,423 node Bs. As of December 31, 2011, the network added 729 nodes and grew to 3,152 nodes.

As of December 31, 2011, we expanded our internet gateway capacity to 115 Gbps. This was done to ensure adequate internet gateway capacity in anticipation of a substantial growth in traffic for both fixed and mobile broadband.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE COMPANY’S PERFORMANCE

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2009, 2010 and 2011 included elsewhere in this Annual Report. These Consolidated Financial Statements were prepared in accordance with IFAS, which differs in certain significant respects from IFRS. See Notes 48 to our Consolidated Financial Statements for our reconciliation to IFRS.

Operating Results Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIME player in the region through the provision of a wide range of communication services. As of December 31, 2011, we had approximately 129.8 million subscribers in service, comprising 8.6 million subscribers on our fixed wireline network,14.2 million subscribers on our fixed wireless network and through Telkomsel, approximately 107.0 million cellular subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

Our operating results for the two-year period from 2010 through 2011 reflected growth in revenues. This growth was driven by data, internet and information technology services revenues. In addition, Telkomsel’s cellular subscriber base grew 13.8% in 2011.

Our operating results from 2010 to 2011 also reflected an increase in expenses. This increase was mainly driven by personnel and marketing expenses. Personnel expenses increased primarily as a result of our Early Retirement Program, while marketing expenses grew larger primarily as a result of increase in marketing fees and advertising expenses.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for 33.6% of our consolidated revenues for the year ended December 31, 2011, compared to 28.9% for the year ended December 31, 2010. Revenues from our data, internet and information technology services increased by 20.8% from 2010 to 2011. The increase in data, internet and information technology services revenues in 2011 was primarily due to a 16.0% increase in revenues generated from SMS services and a 27.1% increase in revenues from internet, data communication and information technology services. As part of our transformation into a TIME provider, and our corporate objective of growing our new wave businesses, we seek to continue to increase such revenues.

Stable Cellular Telephone Revenues with Increase in Subscribers and Declining ARPU

Our cellular telephone revenues slightly decreased by 1.8% from 2010 to 2011. Our cellular subscribers increased by 13.8% from 2010 to 2011. Telkomsel's revenues from cellular phone services (usage charges, monthly subscription charges, connection fee charges and features) accounted for 40.1% of our consolidated revenues for the year ended December 31, 2011, compared to 42.5% for the year ended December 31, 2010.

This subscriber growth has been driven by continued growth in demand for mobile cellular services in Indonesia, coupled with our efforts to attract new subscribers and the expansion of our cellular network and capacity. Although the usage behavior of new cellular subscribers may vary depending in part on the pricing packages we offer during a particular period and those offered by our competitors. This condition make operators compete each other to provide the lowest price and cause growth of revenue from cellular not in line with cellular subscribers growth. These factors have contributed to declining ARPU, with blended monthly ARPU decreasing from approximately Rp42,000 in 2010 to approximately Rp39,000 in 2011.

Due to the growth in the cellular market, competition remained intense among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with a growing number of fixed wireless lines in service. See “Risk Factors — Risks Related to Our Business — Competition Risks Related to Our Cellular Business (Telkomsel)”.

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Decrease in Fixed Wireline Telephone Revenues

Our fixed wireline telephone revenues decreased by 6.5% from Rp.10,990 billion in 2010 to Rp10,277 billion in 2011.

We believe that fixed wireline telephone revenues have been declining due to the increased usage and declining tariffs of mobile cellular services and fixed wireless services and increased penetration of cellular subscribers in Indonesia. Cellular and fixed wireless services provide increased convenience, and in certain cases where subscribers call other subscribers using the same provider’s network, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider. Although we expect that our fixed line, including fixed wireline services will continue to contribute significantly to our revenues in the upcoming term, we also aware that such trend of declining fixed wireline telephone revenues will continue.

As part of our corporate strategy, we are seeking to optimize our fixed wireline business through various means, including increasing cost competitiveness, developing IDD fixed wireline business and increasing value added services for fixed wireline services. We also seek to increase our fixed wireline penetration rate more quickly by reducing our capital expenditure per line through the use of fixed wireless technology and by upgrading our fixed wireline access network and legacy infrastructure to NGN infrastructure with broadband capability.

Decrease in Fixed Wireless Telephone Revenues

Our fixed wireless revenues decreased by 31.2% from Rp1,950 billion in 2010 to Rp1,342 billion in 2011. This decline occurred despite a significant increase in subscribers during such period, primarily due to lower average tariffs impact from intense competition and a decline in fixed wireless voice revenues.

Our fixed wireless telephone business is facing competition from an increasing number of operators, including PT Indosat and PT Bakrie Telecom, as well as mobile cellular services, SMS, VoIP services and e-mail. Competition in the fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. In addition, our fixed wireless operations face frequency bandwidth constraints as there is currently no new frequency available from the government for expansion, and in densely populated areas, our current fixed wireless operations use substantially all of the available bandwidth that we have been allocated. As a result, we face capacity issues for fixed wireless voice and data and internet services in densely populated areas, which restricts our ability to compete in such areas.

However, we believe there are still opportunities in the market and, in particular, we seek to further grow our fixed wireless data and internet revenues and extend our network to cover new areas. We plan to continue expanding, through selectively, our CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility.

Our fixed wireless service decreased from 18.2 million subscribers in service as of December 31, 2010 to 14.2 million subscribers in service as of December 31, 2011. This reduction was due to the termination by Telkom of selected accounts to improve the credit quality of its subscriber base.

Decrease in Interconnection Revenues

Our interconnection revenues accounted for approximately 4.9% of our consolidated revenues for the year ended December 31, 2011, compared to 5.4% for the year ended December 31, 2010. Revenues from interconnection services decreased by 6.1% from Rp3,735 billion in 2010 to Rp3,509 billion in 2011.

This declining trend in interconnection revenues is primarily due to the implementation of a new interconnection regime. The Government determines interconnection rates that are applicable for all telecommunications network operators in Indonesia. Starting on April 11, 2008, the Government for the first time set interconnection rates based on a new cost-based interconnection regime for all telecommunications network operators. The Government amended interconnection rates under this regime with effect from January 1, 2011 (or July 1, 2011 in the case of fixed local wireless).

Under the new interconnection regime, the interconnection rates that are payable to network operators receiving a call in Indonesia are set by the Government every one to two years based on Reference Interconnection Offers submitted by operators. The Reference Interconnection Offers are based on data reflecting operator costs. As a result of the new cost-based regime, we believe that interconnection rates to which we, including Telkomsel, are entitled have shifted downward. We expect that interconnection rates which the Government sets in the future will continue to trend downward.

The cost-based interconnection regime also provides transparency in interconnection charges, which allows operators to route calls through the most cost-efficient route through software, thereby reducing interconnection fees. In addition, many mobile cellular operators have in recent years offered aggressive promotions with very low tariffs for calls made to other subscribers of the same operator. As these calls do not transit through our network, we do not receive interconnection revenues for such calls. Such factors have resulted in a decline of interconnection revenues generally for the telecommunications industry in Indonesia.

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TELKOM's REVENUES
The following table sets out our revenues, itemized according to our main products and services, for the three years 2009 through 2011. Each item is expressed as a percentage of total revenues:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Revenues
Telephone
Cellular	28,532	42.2	29,134	42.5	28,598	40.1	3,154
Fixed Line	14,286	21.1	12,940	18.9	11,619	16.3	1,281
Data, internet and information technology services	18,512	27.4	19,801	28.9	23,924	33.6	2,638
Interconnection	3,867	5.7	3,735	5.4	3,509	4.9	387
Network	1,218	1.8	1,058	1.5	1,301	1.9	143
Others telecommunications services	1,263	1.8	1,961	2.8	2,302	3.2	254
Total Revenues	67,678	100.0	68,629	100.0	71,253	100.0	7,857

Cellular Telephone Revenues
Cellular telephone revenues for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of revenues:
	Years Ended December 31,
	2009*		2010		2011		2011
	Rp.(billion)%		Rp.(billion)%		Rp.(billion)%		US$(million)
Cellular Telephone Revenues
Usage charges	27,402	40.6	28,024	40.9	27,189	38.1	2,999
Features	483	0.7	582	0.8	838	1.2	92
Monthly subscription charges	423	0.6	488	0.7	569	0.8	63
Connection fee charges	224	0.3	40	0.1	2	-	-
Total	28,532	42.2	29,134	42.5	28,598	40.1	3,154

Fixed Line Telephone Revenues
Fixed line telephone revenues for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of revenues:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Fixed Line Telephone Revenues
Usage charges	10,322	15.2	9,287	13.6	8,213	11.5	906
Monthly subscription charges	3,507	5.2	3,251	4.7	3,004	4.2	331
Installation charges	186	0.3	179	0.3	135	0.2	15
Others	271	0.4	223	0.3	267	0.4	29
Total	14,286	21.1	12,940	18.9	11,619	16.3	1,281

Data, Internet and Information Technology Services Revenues
Data, internet and information revenues for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of revenues:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Data, Internet and Information Technology Services Revenues
Short Messaging Service ("SMS")	10,499	15.5	11,289	16.5	13,093	18.4	1,444
Internet, data communication and information technology services	7,790	11.5	8,297	12.1	10,548	14.8	1,163
VoIP	186	0.3	197	0.3	245	0.3	27
e-business	37	0.1	18	-	38	0.1	4
Total	18,512	27.4	19,801	28.9	23,924	33.6	2,638

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Interconnection Revenues
Interconnection revenues for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of revenues:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Interconnection Revenues
Domestic interconnection and transit	2,338	3.4	2,174	3.1	2,071	2.9	228
International interconnection	1,529	2.3	1,561	2.3	1,438	2.0	159
Total	3,867	5.7	3,735	5.4	3,509	4.9	387

Network Revenues
Network revenues for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of revenues:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Network Revenues
Leased lines	743	1.1	687	1.0	911	1.3	100
Satellite transponder lease	475	0.7	371	0.5	390	0.6	43
Total	1,218	1.8	1,058	1.5	1,301	1.9	143

Other Telecommunication Services
Other telecommunication services for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of revenues:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Other Telecommunication Services
Customer Premise Equipment ("CPE") and terminal	721	1.0	851	1.2	739	1.0	81
USO compensation	48	0.1	342	0.5	430	0.6	47
Directory assistance	340	0.5	322	0.5	349	0.5	38
Pay TV	106	0.2	159	0.2	259	0.4	29
Sales of modem	38	-	170	0.2	163	0.2	18
Others	10	-	117	0.2	362	0.5	41
Total	1,263	1.8	1,961	2.8	2,302	3.2	254

TELKOM'S EXPENSES
The following table sets out our expenses for the three years 2009 through 2011, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Expenses
Operations, Maintenance and Telecommunication Services	14,549	33.0	16,046	34.7	16,372	32.8	1,806
Depreciation and Amortization	13,975	31.7	14,612	31.6	14,863	29.7	1,639
Personnel	8,371	19.0	7,332	15.9	8,555	17.1	943
Interconnection	2,929	6.6	3,086	6.7	3,555	7.1	392
Marketing	2,260	5.1	2,525	5.5	3,278	6.6	362
General and Administrative	2,806	6.4	2,537	5.5	2,935	5.9	324
Loss (gain) on foreign exchange - net	(973)	(2.2)	(43)	(0.1)	210	0.4	23
Equity in net income (loss) of associated companies	30	0.1	14	-	10	-	1
Others - net	192	0.3	145	0.2	192	0.4	21
Total Expenses	44,139	100.0	46,254	100.0	49,970	100.0	5,511

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Operations, Maintenance and Telecommunication Services Expenses
Operations, maintenance and telecommunication services expenses for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	7,447	16.9	8,836	19.1	9,191	18.4	1,013
Radio frequency usage charges	2,785	6.3	2,892	6.3	2,846	5.7	314
Concession fees and Universal Service Obligation charges	1,137	2.6	1,177	2.5	1,235	2.5	136
Cost of handset phone, SIM and RUIM cards	1,142	2.6	1,067	2.3	879	1.8	97
Electricity, gas and water	724	1.6	841	1.8	836	1.7	92
Insurance	312	0.8	384	0.8	431	0.9	48
Leased lines and CPE	474	1.1	215	0.5	406	0.8	45
Vehicles rental and supporting facilities	266	0.6	283	0.6	291	0.5	32
Cost of IT service	181	0.4	200	0.5	144	0.3	16
Traveling	61	0.1	60	0.1	54	0.1	6
Others	20	-	91	0.2	59	0.1	7
Total	14,549	33.0	16,046	34.7	16,372	32.8	1,806

Depreciation and Amortization Expenses
Depreciation and amortization expenses for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Depreciation and Amortization Expenses
Depreciation	12,566	28.5	13,085	28.3	13,701	27.4	1,511
Amortization	1,409	3.2	1,527	3.3	599	1.2	66
Impairment	-	-	-	-	563	1.1	62
Total	13,975	31.7	14,612	31.6	14,863	29.7	1,639

Personnel Expenses
Personnel expenses for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Personnel Expenses
Salaries and related benefits	3,021	6.9	2,751	6.0	3,001	6.0	331
Vacation pay, incentives and other benefits	2,214	5.0	2,574	5.6	2,814	5.6	310
Employees’ income tax	674	1.5	796	1.7	1,043	2.1	115
Early retirements programs	1,044	2.4	-	-	517	1.0	57
Net periodic pension costs	626	1.4	505	1.2	501	1.0	55
Net periodic post-retirement health care benefit costs	331	0.8	238	0.5	199	0.4	22
Housing	206	0.6	214	0.5	197	0.4	22
LSA	117	0.3	78	0.2	96	0.2	11
Insurance	18	-	68	0.1	70	0.2	8
Other post-retirement costs	81	0.2	66	0.1	65	0.1	7
Other employees’ benefits	20	-	23	-	30	0.1	3
Others	19	-	19	-	22	-	2
Total	8,371	19.0	7,332	15.9	8,555	17.1	943

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Interconnection Expenses
Interconnection expenses for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Interconnection Expenses
Domestic interconnection and transit	1,874	4.2	1,980	4.3	2,414	4.8	266
International interconnection	1,055	2.4	1,106	2.4	1,141	2.3	126
Total	2,929	6.6	3,086	6.7	3,555	7.1	392

Marketing Expenses
Marketing expenses for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Marketing Expenses
Advertising	1,724	3.9	1,994	4.3	2,743	5.5	303
Customer education	438	1.0	398	0.9	427	0.9	47
Others	98	0.2	133	0.3	108	0.2	12
Total	2,260	5.1	2,525	5.5	3,278	6.6	362

General and Administrative Expenses
General and administrative expenses for the three years 2009 through 2011 are set out below, with each item also expressed as a percentage of expenses:
	Years Ended December 31,
	2009		2010		2011		2011
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Provision for doubtful accounts and inventory obsolescence	574	1.3	525	1.1	883	1.8	98
Collection expenses	718	1.6	401	0.8	327	0.6	36
General	284	0.6	301	0.7	326	0.6	36
Social contribution	99	0.2	171	0.4	290	0.6	32
Travelling	223	0.5	260	0.5	256	0.5	28
Professional fees	184	0.4	163	0.4	235	0.5	26
Training, education and recruitment	205	0.5	216	0.5	229	0.5	25
Security and screening	265	0.6	215	0.5	97	0.2	11
Meetings	76	0.2	80	0.2	86	0.2	10
Stationery and printing	65	0.2	64	0.1	53	0.1	6
Vehicle rental	66	0.2	51	0.1	43	0.1	5
Others	47	0.1	90	0.2	110	0.2	12
Total	2,806	6.4	2,537	5.5	2,935	5.9	324

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Financial Overview

Year ended December 31, 2011 compared to year ended December 31, 2010

A.      Revenues

Total revenues increased by Rp2,624 billion, or 3.8%, from Rp68,629 billion in 2010 to Rp71,253 billion in 2011. The increase in revenues in 2011 was primarily due to the increase in revenues from data, internet and information technology services, network and other telecommunications service, partly offset by decreases in revenues from fixed lines, cellular, and interconnection. Revenues from cellular, the largest component of our revenues, recorded a small decrease of Rp536 billion, or 1.8%, in 2011.

1.       Telephone Revenues

-         Cellular Telephone Revenues

Cellular telephone revenues decreased by Rp536 billion, or 1.8%, from Rp29,134 billion in 2010 to Rp28,598 billion in 2011 primarily due to decreases in usage charges, offset partially by an increase in revenues from features.

Usage charges decreased by Rp835 billion, or 3.0%, from Rp28,024 billion in 2010 to Rp27,189 billion in 2011 due to decreased in local cellular usage. On the other hand, features charges revenues increased by Rp256 billion, or 44.0%, from Rp582 billion in 2010 to Rp838 billion in 2011.

-         Fixed Line Telephone Revenues

Fixed line revenues decreased by Rp1,321 billion, or 10.2%, from Rp12,940 billion in 2010 to Rp11,619 billion in 2011. The decrease in fixed line revenues was primarily due to the decrease in usage charges, which decreased by Rp1,074 billion, or 11.6%, from Rp9,287 billion in 2010 to Rp8,213 billion in 2011 due to decrease in local and domestic long distance usage. Further, monthly subscription charge revenues also decreased by Rp247 billion, or 7.6% in 2011. The decreases are due to the decline in the use of fixed line services in favor of newer technologies.

2.       Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp4,123 billion, or 20.8%, from Rp19,801 billion in 2010 to Rp23,924 billion in 2011. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp2,251 billion, or 27.1%, from Rp8,297 billion in 2010 to Rp10,548 billion in 2011. This increase was due in part to increases in the numbers of our internet subscribers who use Speedy by 8.5%, from 1.6 million subscribers in 2010 to 1.8 million subscribers in 2011, and Flash by 45.7%, from 3.8 million subscribers in 2010 to 5.5 million subscribers in 2011. This increase was also due to the increase in data volumes through our VPN network by 18.4%, from 24,237 mbps to 28,702 mbps, and data volumes through our Metro ethernet by 131.0%, from 60,924 mbps to 140,733 mbps. Both contributed to the increased revenues.

SMS revenue also contributed to the increase by Rp1,804 billion, or 16.0%, from Rp11,289 billion in 2010 to Rp13,093 billion in 2011. This increase was due to increased SMS volumes by 13.4% from 199.6 billion messages in 2010 to 226.4 billion messages in 2011.

3.       Interconnection Revenues

Interconnection revenues decreased by Rp226 billion, or 6.1%, from Rp3,735 billion in 2010 to Rp3,509 billion in 2011. International interconnection revenues decreased by Rp123 billion, or 7.9%, from Rp1,561 billion in 2010 to Rp1,438 billion in 2011 and domestic interconnection and transit revenues decreased by Rp103 billion, or 4.7%, from Rp2,174 billion in 2010 to Rp2,071 billion in 2011. This was caused in part by a decrease of Rp113 billion, or 6.0%, in cellular interconnection revenues due to the cellular industry’s promotion of reduced rates for calls between subscribers of the same cellular network. Furthermore, government mandated interconnection rates for 2011 were slightly lower than the rates in 2010. In addition, international interconnection revenues also slightly decreased. Both cellular and international interconnection revenues decreased due to the substantial increase in the use of VoIP to make calls, including from mobile phones through VoIP mobile applications.

Interconnection revenues comprised interconnection revenues from Telkom’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Our total interconnection revenues accounted for 4.9% of our consolidated revenues for the year ended December 31, 2011, compared to 5.4% for the year ended December 31, 2010.

4.       Network Revenues

Network revenues increased by Rp243 billion, or 23.0%, from Rp1,058 billion in 2010 to Rp1,301 billion in 2011 mainly due to a substantial increase in our revenues from leased lines services by Rp224 billion, or 32.5%, from Rp687 billion in 2010 to Rp911 billion in 2011. This increase was due to the increased number of capacity leased from 40,451 E1 in 2010 to 118,357 E1 in 2011, as demand increased due to economic growth and partially offset with declining prices for leased lines.

Satellite transponder lease revenues increased by Rp19 billion, or 5.2%, from Rp371 billion in 2010 to Rp390 billion in 2011 due to an increase in capacity leased following increased demand.

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5.       Other Telecommunications Services

In 2011, our revenues from other telecommunications services increased by Rp342 billion, or 17.4%, from Rp1,961 billion in 2010 to Rp2,302 billion in 2011. The increase in other telecommunications services revenues was primarily due to an increase in pay TV by Rp100 billion, or 62.9%, from Rp159 billion in 2010 to Rp259 billion in 2011; USO compensation by Rp88 billion, or 25.7%, from Rp342 billion in 2010 to Rp430 billion in 2011; and other revenues by Rp245 billion, or 209.7%, from Rp117 billion in 2010 to Rp362 billion in 2011.

Revenues from pay TV increased due to substantial increase in the number of subscribers by 369.7% from 212.9 thousands subscribers in 2010 to 1,000 thousands subscribers in 2011 resulted from our intensive promotion and lower tariff. Revenues from USO compensation increased due to revenues in 2011 from a USO project to establish internet service centers in various provincial capital cities. Other revenues increased due in part to revenues from fees charged to businesses listing for our directory assistance amounted to Rp349 billion in 2011.

B.      Expenses

Total expenses increased by Rp3,716 billion, or 8.0%, from Rp46,254 billion in 2010 to Rp49,970 billion in 2011. The increase in expenses was attributable primarily due to increases in personnel, marketing and interconnection expenses. These expenses are further explained below:

1.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp326 billion, or 2.0%, from Rp16,046 billion in 2010 to Rp16,372 billion in 2011. The increase in operations, maintenance and telecommunications services expenses was attributable to an increase in maintenance for tower, office building and base station by Rp355 billion, or 4.0% associated with the expanded capacity of Telkomsel’s transmitting and receiving stations and broadband services.

Other increases in operations, maintenance and telecommunications services expenses included:

-         Leased lines and CPE expenses increased by Rp191 billion, or 89.0%, from Rp215 billion in 2010 to Rp406 billion in 2011;

-         Concession fees and USO charges increased by Rp59 billion, or 5.0%, from Rp1,177 billion in 2010 to Rp1,235 billion in 2011. This increase followed from increased total revenues by 3.8%; and

-         Insurance expenses increased by Rp47 billion, or 12.1%, from Rp384 billion in 2010 to Rp431 billion in 2011. This increase was due to insurance expense of damage sustained by our submarine cables caused by a tsunami in West Sumatra and an earthquake in Sumbawa in 2010.

The above increases were offset by the following:

-         The cost of handset phone, set up top box, SIM and RUIM cards decreased by Rp188 billion, or 17.6%, from Rp1,067 billion in 2010 to Rp879 billion in 2011. This decrease was caused by the use of less expensive packaging for SIM and RUIM cards;

-         The cost of IT services decreased by Rp56 billion, or 28.1%, from Rp200 billion in 2010 to Rp144 billion in 2011. This decrease was resulted from a decrease in the number of software licenses maintained, because of the substitution using Sigma’s services for some software in 2011, and a decrease in software maintenance expenses; and

-         Radio frequency usage expenses decreased by Rp46 billion, or 1.6%, from Rp2,892 billion in 2010 to Rp2,846 billion in 2011, due to a new regulation issued on December 13, 2010 under which right-of-use fees paid to the Government for BTSs are no longer calculated in relation to the number of BTSs deployed and are computed based on bandwidth used.

2.       Depreciation and Amortization Expense

Depreciation and amortization expense increased by Rp251 billion, or 1.7%, from Rp14,612 billion in 2010 to Rp14,863 billion in 2011, primarily due to the increased in depreciation expense by Rp616 billion, or 4.7%, from Rp13,085 billion in 2010 to Rp13,701 billion in 2011, resulted from the depreciation of facilities supporting BTSs and switching equipment, offset by decreases in the depreciation of cable networks, data processing equipment and capital leases.

This increase was offset by the decreased in amortization expense of Rp928 billion, or 60.7% that was primarily due to KSO related intangible assets being fully amortized as of December 31, 2010 following expiration of the KSO by that date. In 2011, the related intangible assets have been written-off.

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After considering increased competition in the fixed wireless markets that resulted in lower average tariffs, declining active customers and declining ARPU, we conducted an impairment test for the fixed wireless cash generating unit. See “Risk Factors–Risks Related to Our Business–Competition Risks Related to Our Fixed Telecommunication Business.” The impaired fixed wireless related assets were written down to their recoverable value, which was determined to be based on estimated value-in-use (VIU) calculations. In determining value in use, the Company and its subsidiaries apply management judgment in establishing forecast of future operating performance, as well as the selection of growth rates and discount rates.

 These judgments are applied based on our understanding of historical information and expectations of future performance. The cash flow projections reflect management’s expectations of revenue, EBITDA growth, and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013 and returns to profitability in 2016. Management’s cash flow projection also incorporates expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. The projection assumes that management will receive appropriate licenses and effectively implement a full mobility initiative that will remove limitations in the existing service which can only be used by customers within a particular area code. Management applied a pre-tax discount rate of 11.4%, derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. The perpetuity growth rate used of 0% assumes that while subscriber numbers may continue to increase after five years, average revenue per user may decline such that only negligible long term growth will be achieved in a competitive market.

The Company determined that assets for the fixed wireless CGU were impaired at December 31, 2011 resulting in an impairment charge of Rp563 billion (2010: Rp nil) recognized in the Consolidated Statement of Comprehensive Income under ‘Depreciation and Amortization’. Changing the key assumptions, including the discount rates or the growth rate assumption in the cash flow projections, could materially affect the value in use calculations. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp907 billion.  However the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the full mobility initiative, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

3.       Personnel Expenses

Personnel expenses increased by Rp1,223 billion, or 16.7%, from Rp7,332 billion in 2010 to Rp8,555 billion in 2011. The increase in personnel expenses was due in part to increase in the salaries and related benefits by Rp250 billion, or 9.1%, from Rp2,751 billion in 2010 to Rp3,001 billion in 2011. This increase was due to an annual increase in basic salaries of 8.0% to adjust for domestic inflation.

In addition, early retirement program expenses were Rp517 billion in 2011, compared to nil in 2010 when no early retirement programs were offered. Vacation pay, incentives and other benefit expense also contributed to the increase by Rp240 billion, or 9.3%, from Rp2,574 billion in 2010 to Rp2,814 billion in 2011, primarily due to an increase in incentives.

Employees’ income tax expenses also increased by Rp248 billion, or 31.1%, from Rp796 billion in 2010 to Rp1,043 billion in 2011. This increase followed from the increase in salaries and related benefits.

4.       Interconnection Expenses

Interconnection expenses increased by Rp469 billion, or 15.2%, from Rp3,086 billion in 2010 to Rp3,555 billion in 2011. Interconnection expenses increased due to an increase in domestic cellular interconnection and transit (interconnection expenses for calls between Telkomsel subscribers routed through the cellular network of another company) interconnection expenses by Rp434 billion, or 21.9%, which was inline with the increase in Telkomsel’s number of subscribers in 2011 by 13.8%.

Our total interconnection expenses accounted for 7.1% of our consolidated expenses for the year ended December 31, 2011, compared to 6.7% for the year ended December 31, 2010.

5.       Marketing Expenses

Marketing expenses increased by Rp753 billion, or 29.8%, from Rp2,525 billion in 2010 to Rp3,278 billion in 2011 primarily due to an increase in advertising and promotion expenses by Rp749 billion, or 37.6%. The increase in advertising and promotion expenses was due to changes of Telkomsel’s dealer incentive scheme.

6.       General and Administrative Expenses

General and administrative expenses increased by Rp398 billion, or 15.7%, from Rp2,537 billion in 2010 to Rp2,935 billion in 2011 due in part to an increase in the provision for impairment of receivables and inventory obsolescence by Rp358 billion, or 68.2%, from Rp525 billion in 2010 to Rp883 billion in 2011. This increase mainly resulted from current year individual and collective assessment for impairment of receivables.

In addition, social contribution expenses increased by Rp119 billion, or 69.2%, from Rp171 billion in 2010 to Rp290 billion in 2011. This increase resulted from the decision by our shareholders to increase the amount spent on corporate social responsibility from 1.0% of our total comprehensive income in 2010 to 2.0% of our total comprehensive income in 2011, allocated equally between community development and partnership programs.

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Professional fees increased by Rp72 billion, or 44.5%, from Rp163 billion in 2010 to Rp235 billion in 2011.

The increased in professional fees, social contribution expenses and provision for impairment of receivables and inventory obsolescence were partially offset by a substantial decrease in security and screening expense of Rp118 billion, or 54.8%, from Rp215 billion in 2010 to Rp97 billion in 2011. This decrease was due to a major optimization exercise pursuant to which the number of security guards used was substantially reduced and guards were sourced from a Telkom subsidiary instead of a third party.

In addition, collection expenses decreased by Rp74 billion, or 18.5%, from Rp401 billion in 2010 to Rp327 billion in 2011.

7.       Loss (gain) on Foreign Exchange - net

Loss (gain) on foreign exchange - net decreased by Rp253 billion or 588.4% from a gain of Rp43 billion in 2010 to a loss of Rp210 billion in 2011. The decrease is primarily due to the appreciation of the Yen by 5.6% in 2011 which resulted in the increase in cost of debt denominated in Yen, doubled with a smaller loss due to the appreciation of the US Dollars by 0.7% in 2011.

C.      Profit and Profit Margin

As a result of the foregoing, profit decreased by Rp975 billion, or 4.3%, from Rp22,923 billion in 2010 to Rp21,948 billion in 2011. Meanwhile, revenues increased by Rp2,624 billion, or 3.8%, our profit margin decreased from 33.1% in 2010 to 30.5% in 2011.

D.      Profit  before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax decreased by Rp559 billion, or 2.6%, from Rp21,416 billion in 2010 to Rp20,857 billion in 2011. Pre-tax margin slightly decreased from 31.0% in 2010 to 29.0% in 2011.

E.       Income Tax Expense

Income tax expense decreased by Rp159 billion, or 2.9%, from Rp5,546 billion in 2010 to Rp5,387 billion in 2011, following the decrease in profit before income tax by 2.6%.

F.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp172 billion, or 4.0%, from Rp4,333 billion in 2010 to Rp4,505 billion in 2011.

G.      Profit for the Year Attributable to Owners of the Parent

Profit for the year attributable to owners of the parent decreased by Rp572 billion, or 5.0%, from Rp11,537 billion in 2010 to Rp10,965 billion in 2011.

H.      Equity

Total equity increased by Rp4,566 billion, or 8.1%, from Rp 56,415 billion in 2010 to Rp 60,981 billion in 2011. The increase in total equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp15,481 billion in 2011, offset by dividends  of Rp8,849 billion and the acquisition cost of treasury stock of Rp2,059 billion. As a result of foregoing, our retained earnings increase by Rp5,146 billion, or 12.3%, from Rp41,908 billion as of December 31, 2010 to Rp 47,054 billion as of December 31, 2011.

Net income per share decrease by Rp27, or 4.6%, from Rp587 in 2010 to Rp560 in 2011.

Year ended December 31, 2010 compared to year ended December 31, 2009

A.       Revenues

Total revenues increased by Rp951 billion, or 1.4%, from Rp67,678 billion in 2009 to Rp68,629 billion in 2010. The increase in revenues in 2010 was primarily due to the increase in revenues from data, internet and information technology services, cellular and other telecommunications services, partly offset by decreases in revenues from fixed lines and interconnection and network. Revenues from cellular, the largest component of our revenues, recorded a small increase of Rp602 billion, or 2.1%, in 2010.

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  Cellular Telephone Revenues

Cellular telephone revenues increased byRp602 billion, or 2.1%, from Rp28,532 billion in 2009 to Rp29,134 billion in 2010 primarily due to the increase in usage charges, features and monthly subscription charges, offset by a substantial decrease in connection fee charges of Rp184 billion or 82.1% from Rp224 billion in 2009 to Rp40 billion in 2010.Usage charges increased by Rp622 billion or 2.3%, from Rp27,402 billion in 2009 toRp28,024 billion in 2010. The increase in usage charges is consistent with the increase in usage of Telkomsel’s cellular network, which increased by approximately 1.5% from 133.8 billion minutes in 2009 to135.8 billion minutes in 2010. Feature charges revenues increased by Rp99 billion, or 20.5%, from Rp483 billion in 2009 to Rp582 billion in 2010. This reflected a shift in consumer preference towards the purchase of additional cellular features. Monthly subscription revenues increased by Rp65 billion, or 15.4%, from Rp423 billion in 2009 to Rp488 billion in 2010. The increase in monthly subscription revenues was primarily attributable to a 15.1% growth in Telkomsel’s total cellular subscribers from 81.6 million subscribers in 2009 to 94.0 million subscribers in 2010. This increase was caused by growth in prepaid and post paid subscribers by 15.4% and 5.0%, respectively in 2010.

  Fixed Line Telephone Revenues

Fixed line revenues decreased by Rp1,346 billion, or 9.4%, from Rp14,286 billion in 2009 to Rp12,940 billion in 2010. The decrease in fixed line revenues was primarily due to the decrease in usage charges, which decreased by Rp1,035 billion, or 10.0%, from Rp10,322 billion in 2009 to Rp9,287 billion in 2010. Further, monthly subscription charge revenues also contributed to the decrease by Rp256 billion, or 7.3% in 2010. The decrease in usage revenues was primarily due to a 21.3% decrease in local revenues from Rp2,493 billion in 2009 to Rp1,963 billion in 2010, and a 12.5% decrease in domestic long-distance usage revenues from Rp1,983 billion in 2009 to Rp1,736 billion in 2010.

  Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp1,289 billion, or 7.0%, from Rp18,512 billion in 2009 to Rp19,801 billion in 2010. This increase was primarily due to an increase in SMS and internet, data communication and information technology services revenues. Internet, data communication and information technology services revenues increased by Rp507 billion, or 6.5% from Rp7,790. billion in 2009 to Rp8,297 billion in 2010 due to increase in marketing efforts to boost sales of data and internet services primarily targeted to Speedy subscribers in 2010. Speedy subscribers grew 44.0% from approximately 1.1 million subscribers in 2009 to approximately 1.6 million subscribers in 2010. SMS revenue increased by Rp790 billion or 7.5% from Rp10,499 billion in 2009 to Rp11,289 billion in 2010.

  Interconnection Revenues

Interconnection revenues decreased byRp132 billion, or 3.4%, from Rp3,867 billion in 2009 to Rp3,735 billion in 2010. Interconnection revenues decreased primarily due to a decrease in domestic interconnection and transit. Interconnection revenues comprised interconnection revenues from Telkom’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007). Domestic interconnection and transit revenues decreased by Rp164 billion, or 7.0%, from Rp2,338 billion in 2009 to Rp2,174 billion in 2010 partly offset by an increase in international interconnection revenues by Rp32 billion, or 2.1%, from Rp1,529 billion in 2009 to Rp1,561 billion in 2010.

Our total interconnection revenues accounted for 5.4% of our consolidated operating revenues for the year ended December 31, 2010, compared to 5.7% for the year ended December 31, 2009.

  Network Revenues

Network revenues decreased by Rp160 billion, or 13.1%, from Rp1,218 billion in 2009 to Rp1,058 billion in 2010 mainly due to a decrease in our revenues from satellite transponder leased services. Satellite transponder lease revenues decreased by Rp104 billion, or 22.0%, from Rp475 billion in 2009 to Rp371 billion in 2010 due to a decreases in tariffs for home based satellite receivers and transponders. Leased lines revenues decreased by Rp56 billion, or 7.5%, from Rp743 billion in 2009 to Rp687 billion in 2010 due to decreases in tariffs for leased lines, although our satellite transponder capacity in use and leased line capacity in use increased in 2010.

  Other Telecommunications Services Revenues

In 2010, our revenues from other telecommunications services increased by Rp698 billion, or 55.3%, from Rp1,263 billion in 2009 to Rp1,961 billion in 2010. The increase in other telecommunications services revenues was primarily as a result of an increase in USO (universal service obligation) compensation by Rp294 billion from Rp48 billion in 2009 to Rp342 billion in 2010 and other revenues by Rp292 billion from Rp154 billion in 2009 to Rp446 billion in 2010. In 2009 the USO project was still in its pre-operating phase, so the revenue contribution from the USO project was recorded for October to December 2009. In 2010 the USO project was fully operational and the USO project revenues accrued for the full year.

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B.       Expenses

Total expenses increased by Rp2,115 billion, or 4.8%, from Rp44,139 billion in 2009 to Rp46,254 billion in 2010. The increase in expenses was attributable primarily to increases in operations, maintenance and telecommunications services expenses, depreciation and amortization expenses, interconnection expenses and decrease gain (loss) on foreign exchange-net, primarily offset by decrease in personnel expenses and general and administrative expenses. These expenses are further explained below:

  Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp1,497 billion, or 10.3%, from Rp14,549 billion in 2009 to Rp16,046 billion in 2010. The increase in operations, maintenance and telecommunications services expenses was primarily attributable to an increase in operations and maintenance expenses by Rp1,389 billion, or 18.7%, due to increased expenses associated with the expanded capacity of Telkomsel’s transmitting and receiving stations and switching and intelligent network equipment, and an increase in outsourcing expenses. The other increase in operations, maintenance and telecommunications services expenses was primarily attributable to the following:

•         Electricity, gas and water expenses also increased by Rp117 billion, or 16.2%, from Rp724 billion in 2009 to Rp841 billion in 2010, primarily due to the increase in the number of cellular and fixed wireless BTSs and increase in electricity tariffs;

•         Radio frequency usage expenses increased by Rp107 billion, or 3.8%, from Rp2,785 billion in 2009 to Rp2,892 billion in 2010, due to an increase in the number of our and Telkomsel’s BTSs. The number of our BTS grew by 1.8% from 5,543 units in 2009 to 5,641 in 2010, while Telkomsel’s BTS’s grew by 18.0% from 30,992 units in 2009 to 36,557 units in 2010;

•         Insurance expenses increased by Rp72 billion, or 23.1%, from Rp312 billion in 2009 to Rp384 billion in 2010; and

•         Vehicles rental and supporting facilities expenses increased by Rp17 billion, or 6.4%.

The above increases were offset by a decrease in leased lines and CPE expenses by Rp259 billion, or 54.7% and the cost of handset phone, SIM and RUIM cards by Rp75 billion, or 6.6%.

  Depreciation and Amortization Expense

Depreciation and amortization expense increased by Rp637 billion, or 4.6%, from Rp13,975 billion in 2009 to Rp14,612 billion in 2010, which was primarily due to increased depreciation expense of Rp519 billion, or 4.1%. The increase in depreciation expense was due to increases in the depreciation of supporting facilities BTS and transport, offset by decreases in the depreciation of cable networks, switching facilities and capital leases. Amortization expense also increased by Rp118 billion, or 8.4%, due to increases in goodwill following a number of acquisitions and intangible assets.

  Personnel Expenses

Personnel expenses decreased by Rp1,039 billion or 12.4%, from Rp8,371 billion in 2009 to Rp7,332 billion in 2010. The decrease in personnel expenses was primarily due to the absence of early retirement program expenses, which amounted to Rp1,044 billion in 2009, as no employees were offered early retirement in 2010. In addition, expenses for salaries and related benefits decreased by Rp270 billion, or 8.9%, consistent with the decrease in the number of our employees in 2010. Further:

•         Net periodic pension costs decreased by Rp121 billion, or 19.3%, from Rp626 billion in 2009 to Rp505 billion in 2010 due to a decrease in pension costs of Telkom of Rp140 billion offset in part by an increase in pension costs of Telkomsel. The decrease in pension costs in 2010 for Telkom was driven primarily by a higher return on plan assets;

•         Net periodic post-retirement health care benefit costs decreased by Rp93 billion, or 28.1%, from Rp331 billion in 2009 to Rp238 billion in 2010 primarily due to a higher return on plan assets based on actuarial calculations and

•         Cost for long service awards decreased by Rp39 billion, or 33.3% from Rp117 billion in 2009 to Rp78 billion in 2010.

This decrease was partially offset by increases primarily in the following:

•         Vacation pay, incentives and other benefits expenses increased by Rp360 billion, or 16.3%, from Rp2,214 billion in 2009 to Rp2,574 billion in 2010 due to an increase in incentives for Telkom staff in 2010 amounting to Rp236 billion and also an annual salary increase; and

•         Employees’ income tax expenses increased by Rp122 billion, or 18.1%, from Rp674 billion in 2009 to Rp796 billion in 2010 due to income tax payment for the early retirement program. The early retirement program was implemented in 2009, however payment for the post retirement benefits were paid in 2010. Therefore, tax withholding was recorded in 2010 which resulted in an increase in employee income tax in 2010.

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  Interconnection Expenses

Interconnection expenses increased by Rp157 billion, or 5.4%, from Rp2,929 billion in 2009 to Rp3,086 billion in 2010. Interconnection expenses increased primarily due to an increase in domestic interconnection and transit and international interconnection. Our total interconnection expenses accounted for 6.7% of our consolidated expenses for the year ended December 31, 2010, compared to 6.6% for the year ended December 31, 2009.

  Marketing Expenses

Marketing expenses increased by Rp265 billion, or 11.7%, from Rp2,260 billion in 2009 to Rp2,525 billion in 2010 primarily due to an increase in advertising and promotion expenses by Rp270 billion, or 15.7%. The increase in advertising expenses was due to the promotion of cellular products and Flash and Speedy, our broadband products

  General and Administrative Expenses

General and administrative expenses decreased by Rp269 billion, or 9.6%, from Rp2,806 billion in 2009 to Rp2,537 billion in 2010 primarily due to a decrease in collection expenses of Rp317 billion, or 44.2%, and a decrease in security and screening expenses by Rp50 billion or 8.9%. The decrease in collection expenses in 2010 was due to the fact that Telkom only used Finnet as its collection agent, while several agents were used in 2009. The decreases in collection expenses and security and screening expenses were offset by an increase in general and social contributions of Rp72 billion, or 72.7%, and an increase in travel expenses of Rp37 billion, or 16.6%.

  Gain (loss) on foreign exchange - net

Foreign exchange gain decrease by Rp930 billion, or 95.6% from Rp973 billion in 2009 to Rp43 billion in 2010. The decrease in foreign exchange gain is primarily due to the appreciation of the Yen which resulted in increased cost of servicing our Yen denominated debt offset by smaller gains on our US Dollar borrowings

C.      Profit and Profit Margin

As a result of the foregoing, profit decreased by Rp1,158 billion, or 4.8%, from Rp24,081 billion in 2009 to Rp22,923 billion in 2010. Meanwhile, revenues increased by Rp951 billion, or 1.4%. Our profit margin decreased from 35.3% in 2009 to 33.1% in 2010.

D.      Profit  before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax decreased by Rp1,031 billion, or 4.6%, from Rp22,447 billion in 2009 to Rp21,416 billion in 2010. Pre-tax margin decreased from 32.9% in 2009 to 31.0% in 2010.

E.       Income Tax Expense

Income tax expense decreased by Rp858 billion, or 13.4%, from Rp6,404 billion in 2009 to Rp5,546 billion in 2010, due to a decrease in the corporate income tax rate applied to us from previously 23.0% in prior years to 20.0% at the end of 2010. These decreased rates were applied to state-owned companies at least 40.0% of whose outstanding shares were owned by the public.

F.       Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest decreased by Rp311 billion, or 6.7%, from Rp4,644 billion in 2009 to Rp4,333 billion in 2010

G.      Profit for the Year Attributable to Owners of the Parent

As a result of the foregoing, profit for the year attributable to owners of the parent increased by Rp138 billion, or 1.2%, from Rp11,399 billion in 2009 to Rp11,537 billion in 2010.

H.      Equity

Total equity increased by Rp6,920 billion, or 14.0%, from Rp49,495 billion in 2009 to Rp56,415 billion in 2010. The increase in total equity was primarily the result of comprehensive income of Rp15,904 billion in 2010, offset by dividends of Rp8,892 billion. As a result of the foregoing, our retained earnings increased by Rp5,869 billion, or 28.3%, from Rp36,039 billion as of December 31, 2009 to Rp41,908 billion as of December 31, 2010.

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Telkom’s Results Of Operations By Segment
	Year Ended December 31,
	2009	2010	2011	2011
	Rp (billion)	Rp (billion)	Rp (billion)	US$ (million)
Fixed Wireline
Segment results
External revenues	21,210	21,619	21,970	2,423
Inter-segment revenues	4,237	5,434	6,549	722
Other revenue	361	314	309	34
Total segment revenues	25,447	27,053	28,519	3,145
Segment expenses	(21,040)	(22,268)	(23,385)	(2,579)
Segment results	4,407	5,099	5,443	600
Depreciation and amortization	(4,684)	(4,211)	(3,249)	(358)
Other non-cash expenses	(461)	(337)	(709)	(78)
Fixed Wireless
Segment results
External revenues	3,431	2,951	2,101	232
Inter-segment revenues	209	174	126	14
Other revenue	8	22	11	1
Total segment revenues	3,640	3,125	2,227	246
Segment expenses	(3,368)	(2,877)	(3,671)	(405)
Segment results	280	270	(1,433)	(158)
Depreciation and amortization	(637)	(730)	(1,309)	(144)
Other non-cash expenses	-	(34)	(19)	(2)
Cellular
Segment results
External revenues	42,633	43,592	46,632	5,143
Inter-segment revenues	1,764	1,931	2,054	227
Other revenue	145	220	295	33
Total segment revenues	44,397	45,523	48,686	5,370
Segment expenses	(25,326)	(28,386)	(31,314)	(3,453)
Segment results	19,216	17,357	17,667	1,950
Depreciation and amortization	(8,623)	(9,637)	(10,261)	(1,132)
Other non-cash expenses	(108)	(148)	(155)	(17)
Others
Segment results
External revenues	404	467	550	61
Inter-segment revenues	325	745	941	104
Other revenue	290	52	250	27
Total segment revenues	729	1,212	1,491	165
Segment expenses	(840)	(1,053)	(1,460)	(161)
Segment results	179	211	281	31
Depreciation and amortization	(31)	(34)	(44)	(5)
Other non-cash expenses	(4)	(6)	(1)	-

Segment Results

Year ended December 31, 2011  compared to year ended December 31, 2010.

Fixed Wireline Segment

Our fixed wireline segment revenues increased  by Rp1,466  billion, or 5.4%, from Rp27,053  billion in 2010  to Rp28,519  billion in 2011. The increase in fixed wireline segment revenues was primarily due to increase in data and internet service revenue by Rp1,134 billion, or 16.8% and an increase in internet connection revenues from broadband access and other telecommunication services by Rp819 billion or 37.9%. The increase was partially offset by decreased in voice revenue by Rp193 billion, or 2.1% and decreased in network revenues by Rp160 billion, or 3.6%.

Our fixed wireline segment expenses increased by Rp1,117  billion, or 5.0%, from Rp22,268  billion in 2010  to Rp23,385  billion in 2011, primarily due to increase in personnel by Rp845 billion or 17.4% which reflected the impact of the early retirement program, general and administration by Rp497 billion or 28.5% and operational and maintenance by Rp728 billion or 10.0%. The increased was partially offset by decreased in amortization expenses by Rp995 billion, or 73.5%.

Fixed Wireless Segment

Our fixed wireless segment revenues decreased by Rp898 billion, or 28.7%, from Rp3,125 billion in 2010 to Rp2,227 billion in 2011, primarily due to decrease in voice revenue by Rp546 billion or 28.4%, data, internet and information technology service revenue by Rp290 billion or 32.1%, and incoming interconnection by Rp62 billion or 20.6% respectively.

Our fixed wireless segment expenses increased by Rp794 billion, or 27.6%, from Rp2,877 billion in 2010 to Rp3,671 billion in 2011, primarily impacted of asset impairment by Rp564 billion, increase in operation and maintenance expenses by Rp158 billion or 10.9% and increase in personnel expenses by Rp30 billion or 12.6%.

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Cellular Segment

Our cellular segment revenues increased by Rp3,163 billion, or 6.9%, from Rp45,523 billion in 2010 to Rp48,686 billion in 2011, primarily due to an increase in cellular voice revenues by Rp1,164 billion or 3.7% and data and internet revenues by Rp1,990 billion or 19.9% respectively.

Our cellular segment expenses increased by Rp2,928 billion, or 10.3%, from Rp28,386 billion in 2010 to Rp31,314 billion in 2011, primarily due to increase in operations, maintenance and telecommunication service expenses by Rp1,082 billion or 4.4%, asset depreciation by Rp600 billion or 6.4%, personnel expenses by Rp270 billion or 16.3%, interconnection  expenses by Rp249 billion or 17.1%, marketing expenses by Rp215 billion or 52.4% and an increased in amortization expenses by Rp138 billion, or 168.5%.

Other Segment

Our other segment revenues increased by Rp279 billion, or 23.0%, from Rp1,212 billion in 2010 to Rp1,491 billion in 2011, due to increase in directory assistance, property, others revenues by Rp149 billion or 21.8% and call center service revenues by Rp130 billion or 24.6%.

Our other segment expenses increased by Rp407 billion, or 38.7%, from Rp1,053 billion in 2010 to Rp1,460 billion in 2011, primarily due to increase in operations and maintenance by Rp252 billion or 39.7% and personnel expense by Rp63 billion or 58.6% and marketing expenses by Rp29 billion, or 20.1%.

Year ended December 31, 2010 compared to year ended December 31, 2009

Fixed Wireline Segment

Our fixed wireline segment revenues increased by Rp1,606 billion, or 6.3%, from Rp25,447billion in 2009 to Rp27,053 billion in 2010. The increase in fixed wireline segment revenues was primarily due to the increase in data and internet services revenues by Rp3,763 billion, or 65.3%, from the increase in internet connection revenues from the broadband access. The increase was also attributable to the increase in network services revenue by Rp571 billion, or 13.7% and interconnection revenue by Rp308 billion, or 10.3%. The increase in fixed wireline segment revenues was partially offset by a decrease in fixed wireline’s voice revenues by Rp3,177 billion, or 28.9%, primarily due to decreases in call volumes.

Our fixed wireline segment expenses increased by Rp867 billion, or 4.1%, from Rp21,041 billion in 2009 to Rp22,268 billion in 2010, primarily due to increase in operation and maintenance by Rp992 billion, or 25.8% primarily due to increase in partnership fee and radio transmission, interconnection services by Rp810 billion, or 15.8% from an increase in international interconnection, and marketing of Rp103 billion, or 18.3%. The increase in fixed wireline segment expenses was partially offset by a decrease in personnel expenses by Rp849 billion or 13.2% primarily due to the absence of a early retirement program in 2010 and general and administration expenses by Rp306 billion or 24.3%.

Fixed Wireless Segment

Our fixed wireless segment revenues decreased by Rp515 billion, or 14.1%, from Rp3,640 billion in 2009 to Rp3,125 billion in 2010, primarily due to a decrease in fixed wireless’s voice revenues by Rp568 billion, or 22.8% and interconnection revenues by Rp67 billion or 18.1%. This decrease was offset by an increase in data, internet and information technology services revenue by Rp121 billion or 15.4%.

Our fixed wireless segment expenses decreased by Rp491 billion, or 14.6%, from Rp3,368 billion in 2009 to Rp2,877 billion in 2010, primarily due to a decrease in operation and maintenance by Rp385 billion or 22.6%, personnel expenses by Rp130 billion or 46.0%, interconnection expenses by Rp66 billion, or 21.9% and marketing expense by Rp47 billion or 15.4%. The decrease in fixed wireless segment expenses was partially offset by an increase in depreciation expense by Rp100 billion, or 15.8% and general administration expense by Rp31 billion, or 22.5%.

Cellular Segment

Our cellular segment revenues increased by Rp1,126 billion, or 2.5%, from Rp44,397 billion in 2009 to Rp45,523 billion in 2010, primarily due to an increase in cellular voice revenues by Rp2,035 billion or 6.7% billion, in line with the 15.1% growth in Telkomsel’s total cellular subscribers from 81.6 million subscribers as of December 31, 2009 to 94 million subscribers as of December 31, 2010. The increase in cellular segment’s revenues was partially offset by a decrease in data and internet by Rp932 billion, or 8.5%.

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Our cellular segment expenses increased by Rp3,060 billion, or 12.1%, from Rp25,326 billion in 2009 to Rp28,386 billion in 2010, primarily due to an increase in operations, maintenance and telecommunications services expenses by Rp1,082 billion or 10.5% primarily from an increase in radio carrier equipment rent, antenna and tower, depreciation expenses of Rp876 billion or 10.3%, interconnection expenses by Rp249 billion or 8.7%, personnel expenses by Rp233 billion or 16.2%, amortization by Rp138 billion or 168.5% due to amortized software, and marketing expenses of Rp215 billion, or 17.3%, in line with the growth in Telkomsel’s overall subscriber base, and Telkomsel’s BTSs from 30,992 units as of December 31, 2009 to 36,557 units as of December 31, 2010. The increase in cellular segment expenses was offset by a decrease in general and administration expenses by Rp67 billion or 5.5%.

Other Segment

Our other segment revenues increased by Rp483 billion, or 66.3%, from Rp729 billion in 2009 to Rp1,212 billion in 2010, due to an increase in call center service revenue by Rp163 billion or 42.9% and building maintenance service and properties revenues by Rp320 billion or 91.6%.

Our other segment expenses increased by Rp213 billion, or 25.4%, from Rp840 billion in 2009 to Rp1,053 billion in 2010, primarily due to an increase in operation and maintenance expenses by Rp511 billion or 409.7%, and general and administration expenses by Rp50 billion or 98.4%. This increase in other segments expenses was offset by a decrease in personnel expenses by Rp271 billion or 70.0%.

Net Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Year Ended December 31,
	2009	2010	2011	2011
	Rp (billion)	Rp (billion)	Rp (billion)	US$ (million)
Net cash flows:
provided by operating activities	29,811	27,759	30,553	3,368
used in investing activities	(21,828)	(16,518)	(14,505)	(1,600)
used in financing activities	(6,749)	(9,820)	(15,539)	(1,713)
Net increase in cash and cash equivalents	1,234	1,421	509	55
Effect of foreign exchange rate changes on cash and cash equivalents	(319)	(106)	5	-
Cash and cash equivalents at beginning of year	6,890	7,805	9,120	1,006
Cash and cash equivalents at end of year	7,805	9,120	9,634	1,062

Cash Flows from Operating Activities

Net cash provided by operating activities in 2011 was Rp30,553 billion (US$3,368  million) compared to Rp27,759  billion in 2010. Our higher operating cash flow was primarily due to:

-         An increase of Rp2,908 billion, or 4.3%, in cash receipts from customers due to the increased of our revenues;

The above increase in operating cash flow was partially offset by increase of Rp162 billion or 0.6% in cash payment for operating expense.

During 2010, net cash provided by operating activities was Rp27,759 billion compared to Rp29,811 billion in 2009. Our lower operating cash flow was primarily due to an increase of Rp4,197 billion, or 19.9%, in cash payments for operating expenses.

The increase in cash payments for operating expenses was partially offset by increased cash receipts from revenues (customers) by Rp1,728 billion, or 2.7%.

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Cash Flows from Investing Activities

Net cash flows used in investing activities totaled Rp21,828 billion, Rp16,518 billion and Rp14,505 billion (US$1,600 million) in 2009, 2010 and 2011, respectively.

Apart from cash on hand and cash in banks, we invest the majority of our excess cash from time to time in time deposits. Since May 14, 2004, we also have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. As of December 31, 2011, available-for-sale financial assets totaling Rp 361 billion (US$40 million) in mutual funds and other marketable securities were outstanding.

In 2011 compared to 2010, net cash flows used in investment activities decreased by Rp2,103 billion, or 12.2%, primarily due to a decrease of Rp1,755 billion, or 11.7%, in cash payments for the acquisition of property, plant and equipment.

In 2010 compared to 2009, net cash flows used in investment activities decreased by Rp5,310 billion, or 24.3%, primarily due to a decrease of Rp5,527 billion, or 27.0%, in cash outflows related to the acquisition of property, plant and equipment.

Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp6,749 billion, Rp9,820 billion and Rp15,539 billion (US$1,713 million) in 2009, 2010 and 2011, respectively. Net cash flows from financing activities in these three years comprised primarily proceeds from borrowings, repayments of outstanding indebtedness and payments of cash dividends.

In 2011, cash flows used in financing activities increased by Rp5,719 billion, or 58.2%, primarily due to:

-            A decrease of Rp2,146 billion, or 44.3%, in cash receipts from the proceeds from long-term borrowings;

-            A decrease of Rp2,991 billion in cash receipts from the proceeds from bonds, as no bonds were issued in 2011; and

-            An increase of Rp2,059 billion in cash payments for purchases of treasury stock, as no such purchases were made in 2010.

This was partially offset by a decrease of Rp1,382 billion, or 15.9%, in cash payments for the repayment of long-term borrowings.

Repayments of Current Indebtedness

As of December 31, 2009, 2010 and 2011, 16.3%, 19.7% and 20.9%, of our current indebtedness for borrowed money were denominated in foreign currencies, principally US Dollar and Japanese Yen. The Rupiah amount of our cash flows used for the repayment of long-term liabilities was significantly affected by the depreciation of the Rupiah against the US Dollar in 2011, compared to the appreciation of the Rupiah in 2010 and 2009.

We made net repayments of current indebtedness for borrowed money of Rp7,278 billion in 2009, Rp9,098 billion in 2010 and Rp7,967 billion (US$879 million) in 2011. Cash outflows in 2011 reflected payments for:

-         Long-term borrowings of Rp7,334 billion;

-         Short-term borrowings of Rp272 billion; and

-         Capital lease obligation of Rp176 billion.

Liquidity and Capital Resources

At December 31, 2011, we had Rp 9,634 billion in cash and cash equivalents available. During 2011, cash and cash equivalents increased Rp514 billion. During 2011, the primary source of cash inflows were cash receipts from revenues of Rp71,105 billion. These inflows were offset by cash used to meet the needs of the business including, but not limited to:

-         Payment of expenses;

-         Funding capital expenditures for infrastructure, including our core or “backbone” network, core Internet Protocol-based network, regional-metro junction, satellites, infrastructure for our new wave businesses including broadband and Metro-E, data communications network, IT applications and content, service nodes and wireline, infrastructure to optimize our legacy fixed wireline and Flexi businesses and support infrastructure such as support equipment and our support center; and

-         Payment of debt service requirements relating to existing indebtedness, including two-step loans, current maturity of long term debts and our short-term loans.

In 2012, we expect that our liquidity and capital resources requirements will consist of the following: requirements for ongoing working capital; payments for debt service requirements; taxes; consist capital expenditures for infrastructure; dividends; payments of contributions to our pension plans and post-retirement health care plan; potential acquisitions to augment Telkom’s businesses; and potential early retirement offers to targeted employees.

We expect that our cash inflows for 2012 will come from cash receipts from revenues, new bank loan facilities, if required, vendor financing and draw downs on existing bank loan facilities. As of December 31, 2011, Telkom had existing facilities in the amount of Rp3.1 trillion that had not been drawn.

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We do not expect to require other funding sources during 2012. Our ability to obtain new credit facilities and to access the Indonesian capital markets will be in part dependent on the health of the global and Indonesian financial and credit markets. We cannot provide any assurance that if we do require such funding we will be able to secure it at all or obtain such financing on terms acceptable to us.

In 2012, we expect the declining trend in fixed wireline telephone revenues to continue, and that future adjustments to interconnection tariffs under the cost-based interconnection regime may result in continued declines in interconnection revenue. However we expect such declines to be at least partially offset by increases in other areas, such as our new wave businesses. See “Operating Results–Financial Overview”.

Current Assets

Current assets were Rp 18,729 billion as of December 31, 2010 and Rp 21,258 billion (US$2,344 million) as of December 31, 2011, reflecting an increase of Rp2,529  billion, or 13.5%. The increase  in current assets was due in part to:

-         An increase of Rp791 billion in assets held for sale as of December 31, 2011 when no assets held for sale recorded in 2010;

-         An increase of Rp419 billion, or 11.8%, in trade receivables from third parties from Rp 3,564 as of December 31, 2010 to Rp 3,983 billion as of December 31, 2011;

-         An increase of Rp514 billion, or 5.6%, in cash and cash equivalents from Rp 9,120 billion as of December 31, 2010 to Rp 9,634 billion as of December 31, 2011. See detail analysis in net cash flow section, and

-         An increase of Rp238 billion in tax refund from Rp133 billion as of December 31, 2010 to Rp 371 billion as of December 31, 2011.

At December 31, 2009, 2010 and 2011, approximately 18.7%, 12.0% and 11.6% respectively, of our current assets were denominated in foreign currencies, principally US Dollar and Japanese Yen. The movements of the Rupiah exchange rate against foreign currencies in those years affected the value of current assets.

Trade Receivables

See Note 5 to our Consolidated Financial Statements for details.

Restricted Time Deposits

See Note 11 to our Consolidated Financial Statements for details.

Current Liabilities

Current liabilities were Rp 20,473 billion as of December 31, 2010 and Rp 22,189 billion (US$2,447 million) as of December 31, 2011, reflecting an increase of Rp1,716 billion, or 8.4%. This increase was primarily due to:

-         An increase of Rp1,381 billion, or 40.5%, in accrued expenses from Rp 3,409 billion as of December 31, 2010 to Rp 4,790 billion as of December 31, 2011; and

-         An increase of Rp1,122 billion, or 17.7%, in trade payables to third parties from Rp 6,357 billion as of December 31, 2010 to Rp 7,479 billion as of December 31, 2011.

This increase was partially offset by:

-         A decrease of Rp491 billion, or 9.3%, in current maturities of long-term liabilities from Rp 5,304 billion as of December 31, 2010 to Rp 4,813 billion as of December 31, 2011 as based on loan repayment schedule; and

-         A decrease of Rp316 billion, or 27.4%, in trade payables to related parties from Rp 1,154 billion as of December 31, 2010 to Rp 838 billion as of December 31, 2011.

At December 31, 2009, 2010 and 2011, approximately 22.2%, 21.6% and 24.7% respectively, of our current liabilities were denominated in foreign currencies, principally US Dollar and Japanese Yen. The movements of the Rupiah exchange rate against foreign currencies in those years affected the value of current liabilities.

Current Maturities of Long-term Liabilities

See Note 17 to our Consolidated Financial Statements for details.

Accrued Expenses

See Note 14 to our Consolidated Financial Statements for details.

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Working Capital

Net working capital deficit, calculated as the difference between current assets and current liabilities, amounted to Rp1,744 billion as of December 31, 2010 and Rp 931 billion (US$103  million) as of December 31, 2011. The increase in net working capital deficit was primarily due to:

-         A substantial increase of Rp791  billion in assets held for sale;

-         An increase of Rp419 billion in trade receivable from third parties;

-         An increase of Rp514 billion in cash and cash equivalents;

-         An increase of Rp238 billion in claim for tax refund;

-         A decrease of Rp491 billion in current maturities of long-term liabilities;

-         An decrease of Rp316  billion in trade payables from related parties; and

-         A decrease of Rp254  billion in dividend payables.

This was partially offset by:

-         An increase of Rp1,381  billion in accrued expense; and

-         An increase of Rp1,122  billion in trade payables third party.

We expect that our working capital deficit will continue to be addressed by various funding sources, including cash from operating activities and bank loans. See “Liquidity and Capital Resources”.

Capital Structure
Our capital structure as of December 31, 2011 is described as follows:
	Amount	Portion
	(Rp.billion)	(%)
Short Term	1	0.1
Long Term	527	91.6
Debt	528	91.8
Equity	48	8.2
Total Invested Capital	575	100.0

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BRI dated June 16, 2009, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2011, our debt to equity ratio was 0.4 and our debt service coverage ratio was  4.5, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

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Indebtedness

Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2009, 2010 and 2011 were as follows:

	At December 31,
	2009	2010	2011	2011
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah (1)	18,970	17,677	14,142	1,560
U.S. Dollar(1)	2,513	3,147	2,561	282
Japanese Yen(2)	1,177	1,191	1,168	129
Total	22,660	22,015	17,871	1,971

(1)   The amounts as of December 31, 2009, 2010 and 2011 translated into Rupiah at Rp9,430, Rp9,015 and Rp9,075 = US$1, respectively, being the Reuters sell rates for US Dollar at each of those dates.

(2)   The amounts as of December 31, 2009, 2010 and 2011 translated into Rupiah at Rp102.2, Rp110.8 and Rp117.0 = Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

Of the total indebtedness as of December 31, 2011, Rp.4,913 billion, Rp7,200 billion and Rp2,435 billion were scheduled for repayment in 2012, 2013 to 2014 and 2015 to 2016, respectively.

For further information on our Company’s indebtedness, see Notes 16-20 to our Consolidated Financial Statements.

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Critical Accounting Policies, Estimates and Judgments

For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2 to our Consolidated Financial Statements.

New Accounting Standards

See Note 2a to our Consolidated Financial Statements for a discussion of new and revised accounting standards and interpretations not yet effective for the year ended December 31, 2011, that are relevant to us and our subsidiaries.

Taxation

The following summary contains a description of the principal Indonesian and US federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of common stock.

Investor should consult their tax advisors about the Indonesian and US Federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”). A “non-resident individual” is a foreign national individual who is not physically present in Indonesia at the most 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends

Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the following strict requirements: (i) the recipient of the income is the beneficial owner of the dividends, (ii) the recipient of the income must have submitted a specific form set by the Indonesian Tax Office acting as a Certificate of Residency (the “Certificate of Residence”) that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident and (iii) the recipient of the income does not misuse the tax treaty as set out in the provision on the prevention of misuse the tax treaty. Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the US-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

Capital Gains

The sale or transfer of common stock through IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an IDX may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on an IDX or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is completed by the recipient of the income and validated by the competent authority of the country where the recipients are resident to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).

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In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for common stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the US-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident.

Stamp Duty

Any documents that are prepared in the transactions in common stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp6,000. Generally, the stamp duty is due at the time the document is executed.

Certain US Federal Income Tax Considerations

Pursuant to requirements relating to practice before the Internal Revenue Service, any tax advice in this communication (including any attachments) is not intended to be used and cannot be used, for the purpose of (i) avoiding penalties imposed under the US Internal Revenue Code, or (ii) promoting, marketing, or recommending to another person any tax-related matter.

The following is a summary of certain US federal income tax considerations relating to the acquisition ownership and disposition of ADSs or common stock by US Holders (as defined below) that hold their ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the US Internal Revenue Code (the “Tax Code”). This summary is based upon existing US federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

This summary does not discuss all aspects of US federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners and tax-exempt organizations (including private foundations)), holders who are not US Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for US federal income tax purposes, or investors that have a functional currency other than the US Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any US federal estate and gift tax considerations, or state, local, or non-US tax considerations. Each holder is urged to consult their tax advisors regarding the US federal, state, local and non-US income and other tax considerations of their investment in the ADSs or common stock.

For purposes of this summary, a “US Holder” is a beneficial owner of ADSs or common stock that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the US, (ii) a corporation, or other entity treated as a corporation for US federal income tax purposes, created in, or organized under the laws of, the US or any state or the District of Columbia; (iii) any entity created or organized in or under the laws of any other jurisdiction if treated as a domestic corporation pursuant to the Tax Code; (iv) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or (v) a trust (A) the administration of which is subject to the primary supervision of a US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a US person under the Tax Code.

If a partnership (or other entity treated as a “tax transparent” entity for US tax purposes) is the beneficial owner of ADSs or common stock, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend upon the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). For US federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the underlying common stock represented by the ADSs.

Threshold PFIC Classification Matters

A non-US corporation, such as the Company, will be treated as a “Passive Foreign Investment Company” (a “PFIC”), for US federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on the Company’s 2011 income and assets, the Company does not believe that it should be classified as a PFIC for 2011. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that the Company is not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or common stock” is written on the basis that the Company will not be classified as a PFIC for US federal income tax purposes.

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Dividends

Any cash distributions paid by the Company out of earnings and profits, as determined under US federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum US federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Note that as from January 1, 2011, dividends from a qualified foreign corporation will be treated as ordinary income with a maximum tax rate of 39.6% for non-corporate recipients of dividends received after the end of 2010. A non-US corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the US which the Secretary of Treasury of the US determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the US. There is currently a tax treaty in effect between the US and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and the Company believes it should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the NYSE, an established securities market in the US, they are considered readily tradable on that exchange.

The amount of any cash distribution paid in Rupiah should equal the US Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into US Dollar at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be US source ordinary income or loss. Dividends received on the ADSs or common stock will generally not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for US foreign tax credit purposes. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or common stock. A US Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for US federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Common Stock

A US holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common stock. Any capital gain or loss will be long-term if the ADSs or common stock have been held for more than one year and will generally be US source gain or loss for US foreign tax credit purposes. The deductibility of a capital loss is subject to limitations.

Passive Foreign Investment Company (“PFIC”) Considerations

If the Company were to be classified as a PFIC in any taxable year, a US Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of US federal income tax that a US Holder could derive from investing in a non-US company that does not distribute all of its earnings on a current basis. In such event, a US Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or common stock and (ii) any “excess distribution” paid on ADSs or common stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a US Holder will be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if the Company becomes classified as a PFIC. Each US Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Company is or becomes classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the US or by a US pay or US middleman to a holder of ordinary shares (other than an “exempt recipient,” including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 25% for years through 2011.

The backup withholding tax is not an additional tax and may be credited against a US holder’s regular US federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS. Copies of any information returns or tax returns for claims for refund filed by non-US Holders with the IRS may be made available by the IRS, under the provisions of a specific treaty or other agreement providing for information exchange, to the taxing authorities of the country in which a non-US Holder resides.

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Property, Plant and Equipment

Our material tangible fixed assets consist principally of our network. A description of these is contained elsewhere in this Form 20-F.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Republic of Indonesia, pursuant to Agrarian Law No. 5/1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or HGB) and Right of Use (Hak Guna Usaha or HGU). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

As of December 31, 2011, we, excluding our subsidiaries, had land use rights to 2,842 properties. We hold registered rights to build (HGB) for most of our properties. Pursuant to Government Regulation No. 40/1996, the maximum initial period for the right to build is 30 years, renewable for an additional 20 years. The majority of our property is used to host equipment for our telecommunications operations, including exchanges, transmission stations and microwave radio equipment. None of our properties are mortgaged. We are not aware of any environmental issues that could affect the utilization of our properties.

Information after the Audit Report Date

Off-Balance Sheet

Our contingencies are described in Note 42 and our commitments are described in Note 41 to our Consolidated Financial Statements and summarized in the table of contractual obligations. Other than the above, as of December 31, 2011, we had no off-balance sheet arrangements that were reasonably likely to have current or future material effects on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table sets forth information on certain of our material contractual obligations as of December 31, 2011.

	By Payment Due Dates
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Short-Term Loans(1)(6)	100	100	-	-	-
Long-Term Debts(2)(6)	17,261	4,617	6,959	2,395	3,290
Capital Lease Obligations(3)	510	196	241	40	33
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations(7)	132	63	57	10	2
Operating Leases(4)	310	87	125	68	30
Unconditional Purchase Obligations(5)	9,499	9,499	-	-	-
Total	27,812	14,562	7,382	2,513	3,355

(1)     Related to liabilities under short-term loans obtained from Bank Ekonomi, Bank CIMB Niaga, and Danamon. See Note 16 to our Consolidated Financial Statements.

(2)     See Notes 17-20 to our Consolidated Financial Statements.

(3)     Related to the leases of the transmission installation and equipment, vehicles and processing equipment and office equipment for our telecommunication networks for Telkom Flexi.

(4)     Related primarily to leases of office.

(5)     Capital expenditures committed under the contractual arrangements.

(6)     Excludes the related contractually committed interest obligations.

(7)     See “Risk Factors—Risks Related to Our Business—Financial Risks—We are exposed to interest rate risk”.

See Note 41 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2011, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. In 2011 we contribute Rp361 billion to our post-retirement health care benefits plan and to our defined benefit pension plan Rp187 billion. See Notes 36 and 34 to our Consolidated Financial Statements.

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Subsequent events before the Financial Statements are Issued

-        Based on notarial deed No. 2 dated January 3, 2012 of Sjaaf De Carya Siregar, S.H., Infomedia’s stockholder issued 17,142,857 shares which amounted to Rp9 billion. Metra, a stockholder of Infomedia, bought all the newly issued shares. As a result, the Company’s ownership in Infomedia is diluted to 49%.

-        On January 8, 2012, pursuant to the expiry of agreement with Apple, Telkomsel and Apple agreed to extend the agreement until March 30, 2012. As of the issuance date of the consolidated financial statements, Telkomsel is in the process of obtaining another extension.

-        On January 20, 2012, Telkomsel repaid US$39 million of loans obtained from ICBC

-        On February 2, 2012, Telkomsel repaid Rp466 billion of loans obtained from OCBC NISP

-        On March 12, 2012, Telkomsel received assessment letters as a result of tax audit for fiscal year 2010 by the Tax Authorities. Considering that the amount is insignificant, the accepted portion was charged to the 2012 consolidated statement of comprehensive income. Telkomsel plans to file an objection to the Tax Authorities for underpayment of Value Added Tax of Rp290.7 billion (including a penalty of Rp67 billion).

-        As of March 29, 2012, the Company had repurchased 940,125,460 shares equivalent to 4.66% of the issued and outstanding Series B shares, for a repurchase price of Rp7,474 billion, including broker and custodian fees.

Subsequent events after the Financial Statements are Issued

The filing of the financial statement and the Annual Report are done simultaneously. We are not aware of any subsequent events other than those mentioned above.

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ADDITIONAL INFORMATION (FOR ADR SHAREHOLDERS)

Summary of Significant Differences between Indonesian Corporate Governance Practices and the NYSE’s Corporate Governance Standards

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic US issuers.

Overview of Indonesian law

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: Law No. 40 of 2007 on Limited Liability Companies (“Indonesian Company Law”); the Law No. 8 of 1995 on Capital Markets (“Capital Markets Law”); the Law No. 19 of 2003 on State-Owned Enterprises; the Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 on the Implementation of Good Corporate Governance Practice; the Regulations of the Indonesian Capital Markets and Financial Institutions Supervisory Board (“Bapepam-LK Regulations”) and the rules issued by the IDX. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with corporate governance standards that are more stringent than those applied to privately-owned companies. In Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Capital Markets Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.

On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No. KEP-49/M.EKONOM/1/2004, which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.

The NCG formulated the Code for Good Corporate Governance 2006 (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the BoC, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.

Composition of Independent BoD and BoC

The NYSE listing standards provide that the Board of Directors of a US listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.

Unlike companies incorporated in the United States, the management of an Indonesian company consists of two organs of equal stature, the Board of Directors and the Board of Commissioners. Generally, the BoD is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the BoC has the authority and responsibility to supervise the BoD and is statutorily mandated to provide advice to the BoD.

With regard to the BoC, the Indonesia Company Law requires a public company BoC to have at least two members. Although the Indonesia Company Law is silent as to the composition of the BoC, Listing Regulation No. lA in KEP-305/BEJ/07-2004 issued by the IDX states that at least 30% of the members of the BoC of a public company must be independent.

The Indonesian Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. The Decree of the Minister of State-Owned Enterprises No.KEP-117/M.MBU/2002 which was letter amended by Minister of SOE’s regulation No.1 year 2011states that at least 20% of the members of BoD of State-Owned Enterprises, must be unaffiliated.

Given the difference between the role of the members of the BoD in an Indonesian company and that of their counterparts in a US company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.

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Committees

NYSE listing standards require that a US listed company must have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Bapepam-LK Rule No.IX.1.5 and the IDX’s Listing Rule No. 1A require the BoC of an IDX- listed company (such as Telkom) to establish an Audit Committee, which must consist of at least three members, one of whom must be an Independent Commissioner and serve as chair of the Audit Committee.

We have an Audit Committee composed of six members: two independent commissioners and four members who are not affiliated with us. NYSE listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an Audit Committee comprised of independent directors. However, under a provision of this rule, a foreign private issuer is exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an Audit Committee; (ii) the Audit Committee is separate from the BoD and has members from both inside and outside the BoD; (iii) the Audit Committee members are not elected by the management and no executive officer of the company is a member of the Audit Committee; (iv) the home country government or stock exchange has requirements for an Audit Committee independent from the management of the company and (v) the Audit Committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE. NYSE listing standards and our Audit Committee Charter share the goal of establishing a system for overseeing that our accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.

Our BoC has a nomination and remuneration committee. The committee is tasked with formulating selection criteria and nomination procedures for Commissioners and Directors and a compensation system for Commissioners and Directors.

Disclosure Regarding Corporate Governance

The NYSE listing standards require US companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a US company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to Bapepam—LK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

Code of Business Conduct and Ethics

NYSE listing standards require each US listed company to adopt, and post on its web site, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities in which under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code. See “Code of Ethics.”

Summary of Significant Differences between IFAS and IFRS

See Note 48 to the Consolidated Financial Statements.

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Description of Articles of Association

Our Articles of Association are registered in accordance with the Limited Liability Company Law No. 1 year 1995, and approved by Ministerial Decree No.C2-7468.HT.01.04.TH.97 year 1997. Pursuant to the issuance of the Limited Liability Companies Law (the Company Law) No. 40 year 2007 which revoked Limited Liability Companies Law No. 1 year 1995, we have amended our Articles of Association and they have been approved by the Minister of Law and Human Rights of the Republic of Indonesia pursuant to Decree of the Minister of Justice and Human Rights No. AHU.46312.AH.01.02 year 2008 dated July 31, 2008 and registered in State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement to State Gazette No. 20155.

The Articles of Association were most recently amended to align with Bapepam-LK Rule IX.J.1 regarding the Main Provision of the Articles of Association of Companies that Make an Equity Public Offering and Public Company and Bapepam-LK Rule IX.E.2 regarding Material Transactions and Changes of the Core Business Activities, and to add the Company purposes and objectives, pursuant to AGMS Resolution Deed No.37 dated June 24, 2010 drawn up by Notary Dr. A. Partomuan Pohan S.H., LLM. The amendment of the Articles was accepted by the Minister of Law and Human Rights through letter No.AHU-AH.01.10-18476 dated July 22, 2010 regarding the Receipt of Notification of Amendment of the Company’s Articles of Association and decree of the Minister of Law and Human Rights No.AHU-35876.AH.01.02.Year 2010 dated July 19, 2010 regarding the Approval Amendment of the Company’s Articles of Association and was published in State Gazette of the Republic of Indonesia No.63 dated August 9, 2011 Supplement of the Republic of Indonesia No.23552.

Under Article 3 of the Articles of Association, our business is to provide telecommunications networks and telecommunications and information services, and to optimize the Company’s resources, with due attention to the prevailing laws and regulations. To attain the aforementioned objectives, the Company may undertake business activities that incorporate the following:

Main Business

-          To plan, build, deliver, develop, operate, market/sell/lease, and maintain telecommunications and information networks in the broadest sense with respect to provisions of laws and regulations;

-          To plan, develop, deliver, market/sell, and improve telecommunications and information services in the broadest sense with respect to provisions of laws and regulations.

Supporting Business

-          To provide payment transaction and remittance services via telecommunications and information networks.

-          To carry out activities and other undertakings in respect of optimizing the Company’s resources, among others the utilization of the Company’s property, plant and equipment and movable assets, information system facilities, education and training facilities, and maintenance and repair facilities.

In accordance with the Company Law, we have a Board of Commissioners and a Board of Directors. The two Boards are separate and no individual may be a member of both Boards. Each Director receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the AGMS. See “Item 6. Directors, Senior Management and Employees”.

The Articles state that any transaction involving a conflict of interest between the Company and its Directors, Commissioners and shareholders should be approved by a shareholders meeting, in which approval is required from more than half of the votes of the independent shareholders.

The Board of Directors is responsible for leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company.

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The Articles do not contain any requirement for the Directors to: (i) retire by a specified age, or (ii) to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:

-          Dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a general meeting, which will also determine the form of and time for payment of the dividend;

-          Voting rights. The holder of each voting share is entitled to one vote at a GMS;

-          Rights to share in the Company’s profits. See dividend rights;

-          Rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the common stock that they hold is fully paid-up;

-          Redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 37  of the Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;

-          Reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company are to be set aside to cover potential losses suffered by the Company. If the amount in the reserved fund exceeds 20% of the issued capital of the Company, a GMS may authorize the Company to utilize such excess funds for the purposes of the Company;

-          Liability for further capital calls. Our shareholders may be asked to subscribe for new shares in the Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. The Board of Directors is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

-          Provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.

In order to change the rights of shareholders, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the holder of the Series A Dwiwarna Share and the other shareholders or their authorized proxies jointly representing at least two thirds (2/3) of the total number of votes cast in the meeting.

A GMS may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least two newspapers in Indonesian and one newspaper in English having general circulation within Indonesia. The notice period for convening an AGMS or and EGMS is 14 days (not including the date the notice and the date of summons). The quorum for AGMS or EGMS is shareholders represent more than half of the total shares with voting rights issued by the Company, unless otherwise provided in the Articles of Association. In the case of quorum is not reached, then the second call for the meeting can be made without proceed by a notice of meeting will be held at the call. The second meeting is legitimate and entitled to take decisions if attended by shareholders representing at least 1/3 (one per three) of the total shares with legal voting rights. In case the quorum is not reached at the second meeting, the AGM and EGM can be held in the event that quorum is not achieved at the second meeting, a third meeting may be held, with the quorum of attendance to be determined by the Chairman of Bapepam-LK in accordance with the provisions of the laws.

Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles. The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on the Indonesia Stock Exchange.

Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna Share and a majority constituting at least three fourths of the total number of shares at a GMS that must be attended by the holder of the Series A Dwiwarna Share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company.

Each Director and Commissioner has an obligation to report to Bapepam-LK with regard to their ownership and any changes in their ownership of the Company, and this obligation also applies to shareholders who have an ownership stake of 5% or more in the paid up capital of the Company. We believe that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on the Indonesia Stock Exchange. We also believe that the provisions in the Articles relating to changes in our capital are not more stringent than that required by Indonesian law.

Description of Corporate Business Prospects

Telkom is Indonesia’s leading telecommunications provider. Following the decline of our legacy fixed wireline business in previous years and the plateau in the growth of our cellular business, we have sought since 2009 to transform our Company from a traditional telecommunications provider into a TIME (telecommunications, information, media and edutainment) provider.

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Trend Information

The significant trends, or developments that have had and may have in the future a material impact on our results of operations, financial condition and capital expenditures, include:

-         increase in data, internet and information technology services revenues;

-         stable  cellular telephone revenues with increase in subscribers and declining ARPU;

-         decrease  in fixed wireline telephone revenues;

-         decrease  in fixed wireless telephone revenues;  and

-         decrease in interconnection revenues.

For a discussion on each of these significant trends, please see the disclosure in “Operating Results” under the sub-headings “Increase in Data, Internet and Information Technology Revenues”, “Stable  Cellular Telephone Revenues with Increase in Subscribers and Declining ARPU”, “Decrease in Fixed Wireline Telephone Revenues”, “Decrease in Fixed Wireless Telephone Revenues”  and “Decrease in Interconnection Revenues” included elsewhere in this Annual Report.

In addition, we believe that competition among the different mobile cellular operators will continue in 2012. However the level of competition may not be as intense as during certain periods in the past given that tariffs have already decreased significantly and the possibility of a reduction in capital expenditures by other operators.

Relationship with the Government and Government Agencies

Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes state-owned enterprises.

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 53.2% of our common stock as of December 31, 2011. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder.”

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the benefits we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has right of veto with regard to: (1) the nomination, appointment and removal of our Directors; (2) the nomination, appointment and removal of our Commissioners; (3) the issuance of new shares and (4) any amendments to our Articles of Association, including with respect to actions to merge or dissolve the Company, increase or reduce our authorized capital, or reduce our subscribed capital.

Accordingly, the Government effectively has control over these matters even if it owns less than a majority share of the outstanding common stock. The Government’s rights with respect to the Series A Dwiwarna share will not expire unless there is a change that requires the amendment of our Articles of Association, which would require the consent of the Government as the holder of Series A Dwiwarna share.

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The Government as Regulator

The Government regulates the telecommunications sector through the Ministry of Communications and Informatics (“MoCI”). The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our Universal Service Obligations (“USO”), and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the Directorate General of Post and Telecommunications (“DGPT”), the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPT for each type of service offered, including for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

Certain of these licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp342 billion in 2010, and Rp356 billion (US$39 million) in 2011. Concession fees as a percentage of total expenses amounted to 0.7% in 2010 and 2011. Radio frequency usage charges amounted to Rp2,892 billion in 2010, and Rp2,846 billion (US$314 million) in 2011. Radio frequency usage charges as a percentage of total expenses amounted to 6.3% in 2010 and 5.7% in 2011. We paid USO charges to the MoCI amounting to Rp835 billion in 2010, and Rp879 billion (US$97 million) in 2011. USO charges as a percentage of our total expenses came to 1.8% in 2010 and 2011.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us (via the Government), with funds (“sub loan borrowings”) as “two-step loans” for certain expenditures. The sub-loan borrowings are guaranteed by the Government. As of December 31, 2011, we had a total of Rp2,284 billion (US$252 million) in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2011, 68.6% of such sub loan borrowings were denominated in foreign currencies, with the remaining 31.4% denominated in Rupiah. In 2011, the annual interest rates charged 7.7% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2011, the amount of revenues from Government departments and agencies excluding State-Owned Enterprises, was Rp1,114 billion, which was approximately 1.6% of our consolidated total revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to Bapepam-LK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company, must be approved by majority of the holders of our common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

Bapepam-LK regulations define a conflict of interest as a conflict between our economic interests and the shareholders’ interests on the one hand, and on the other, the personal economic interests of members of the Board of Commissioners, Board of Directors or other principal shareholders (defined as a holder of 20% or more of our common stock) or their affiliates, either jointly or individually. A conflict of interest also exists if a member of the Board of Commissioners or Board of Directors or a principal shareholder or their respective affiliates is involved in a transaction in which its personal interests may be in conflict with ours. Bapepam-LK has the authority to enforce these rules regarding conflicts of interest and holders of our common stock are also entitled to bring a suit to enforce these.

Under Bapepam-LK regulations, transactions between us and other State-Owned or controlled enterprises may cause a conflict of interest. In such cases, the approval of the disinterested shareholders must be obtained if a conflict of interest arises. We believe that many transactions conducted with state-owned or controlled enterprises are on an arms-length, commercial basis and do not constitute conflict of interest transactions that would require an independent shareholders vote. Such transactions include our sale of telephone services to State-Owned or controlled enterprises and our purchase of electricity from a State-Owned Enterprise. We expect that from time to time, in connection with the development and growth of our business we would enter into joint ventures, agreements or transactions with such enterprises. Under such circumstances, we may consult Bapepam-LK to determine whether a proposed joint venture, agreement or transaction would require a vote of independent shareholders under Bapepam-LK rules. If Bapepam-LK is of the view that such transaction would not require such a vote, we would proceed without seeking the independent shareholders’ approval. Otherwise, we would seek the requisite approval or abandon the proposed action.

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Management’s Assessment of the Internal Control System

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Company’s President Director, the equivalent of Chief Executive Officer (“CEO”) and Finance Director, the equivalent of Chief Financial Officer (“CFO”), management conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act, as of December 31, 2011. Based on this evaluation, the Company’s CEO  and CFO  have concluded that, as of December 31, 2011, the Company’s disclosure controls and procedures were effective. The Company’s disclosure controls and procedures include,  without limitation,  controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the CEO  and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our CEO  and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with GAAP, and that receipts  and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of  December 31, 2011. In making this assessment the Company’s management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective.

Attestation Report of  the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011  has been audited by Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably  likely to materially affect, the Company’s internal control over financial reporting.

The Company is committed to continue improving its internal control processes and will continue to diligently review and monitor its financial reporting controls and procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by COSO. The Company will also continue to devote significant resources to the improvement of its internal control over financial reporting over time.

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Exchange Controls

Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to US Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on the Bank Indonesia buying and selling rates.

Calendar Year	at Period End	Average(1)	High(2)	Low(2)
	(Rp Per US$1)
2007	9,419	9,136	9,479	8,672
First Quarter	9,118	9,099	9,225	8,950
Second Quarter	9,054	8,973	9,120	8,672
Third Quarter	9,137	9,246	9,479	8,990
Fourth Quarter	9,419	9,234	9,434	9,045
2008	10,950	9,680	12,400	9,051
First Quarter	9,217	9,260	9,486	9,051
Second Quarter	9,225	9,264	9,376	9,179
Third Quarter	9,378	9,290	9,470	9,063
Fourth Quarter	10,950	11,023	12,400	9,555
2009	9,400	10,398	12,065	9,293
First Quarter	11,575	11,631	12,065	10,863
Second Quarter	10,225	10,531	11,620	9,985
Third Quarter	9,681	10,002	10,255	9,580
Fourth Quarter	9,400	9,471	9,685	9,293
2010	8,991	9,085	9,413	8,888
First Quarter	9,115	9,261	9,413	9,070
Second Quarter	9,083	9,118	9,373	9,001
Third Quarter	8,924	9,001	9,094	8,924
Fourth Quarter	8,991	8,963	9,050	8,888
2011	9,068	8,779	9,185	8,460
First Quarter	8,709	8,899	9,088	8,708
Second Quarter	8,597	8,590	8,699	8,506
Third Quarter	8,823	8,610	8,988	8,460
Fourth Quarter	9,068	9,000	9,185	8,828
September	8,823	8,766	8,988	8,539
October	8,835	8,895	8,968	8,828
November	9,170	9,015	9,185	8,893
December	9,068	9,088	9,165	9,015
2012
January	9,000	9,109	9,210	8,955
February	9,085	9,026	9,158	8,892
March (15)	9,193	9,154	9,193	9,098

Source: Bank Indonesia

(1)     The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)     The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2009, 2010 and 2011. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp9,420 and Rp9,430 to US$1 as of December 31, 2009, Rp9,005 and Rp9,015 to US$1 as of December 31, 2010 and Rp9,060 and Rp9,075 to US$1.00 as of December 31, 2011.

The Consolidated Financial Statements are stated in Rupiah. The translations of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,067.5 to US$1.00 published by Reuters on December 31, 2011.

On March 15, 2012, the Reuters bid and ask rates were Rp9,160 and Rp9,175 to US$1.00.

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Foreign Exchange

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As a State-Owned Company, and based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

For the year  2011, the average rate of Rupiah to the US Dollar was Rp8,779, with the highest and lowest rates being Rp9,185 and Rp8,460, respectively.

Material Contracts

In 2011, Telkom did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business.

Capital Expenditures

In 2011, we incurred capital expenditures of Rp14,603 billion (US$1,610 million), Rp7,056 billion less than the originally budgeted Rp21,659 billion for in our capital expenditure plan. Capital expenditure was primarily devoted to our network modernization programs, information technology programs, expansion of our core network in Telkomsel. The shortfall relative to our budgeted capital expenditures was primarily caused by delays in the Palapa Ring fiber optic backbone project. There were also delays in the trade-in, trade-out (“TITO”) coaxial cable project, involving planned upgrades of certain cables to fiber optic cable.

Our capital expenditures are grouped into the following categories for planning purposes, with each category indicating the linkage with our major revenue and expense streams:

-          Optimizing legacy business, which consists of fixed wireless and fixed wireline;

-          New wave business, which consists of broadband, IT, application and content and service node;

-          Infrastructure, which consists of core transmission network, Metro-Ethernet and Regional Metro Junction (RMJ), core Internet Protocol backbone and satellite;

-          Support, which consists of Capex for supporting system and Capex for supporting units.

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Of the Rp14,603 billion, Telkom as parent company of Rp4,202 billion (US$463 million), Telkomsel incurred capital expenditures of Rp8,472 billion (US$934 million) and our other subsidiaries incurred capital expenditures of Rp1,929 billion (US$213 million) in 2011 as follows:

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)	2012(2)	2013(3)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp.billion)	(Rp.billion)
Telkom (Parent Company):
Optimizing legacy	1,913	264	156	129	109
New wave	1,312	1,313	1,875	3,140	2,669
Infrastructure	2,208	1,861	1,979	2,155	2,155
Support	219	185	192	197	193
Subtotal for Telkom (Parent Company)	5,652	3,623	4,202	5,621	5,126
Telkom’s Subsidiaries:
Telkomsel	12,673	8,197	8,472	9,900	9,787
Others	836	831	1,929	3,350	3,685
Subtotal for subsidiaries	13,509	9,028	10,401	13,250	13,472
Total for Telkom (Consolidated)	19,161	12,651	14,603	18,871	18,598

(1)     Amounts for 2009, 2010 and 2011 were recognized capital expenditures based on goods received.

(2)     Amounts for 2012 are planned capital expenditures included in our budget and are subject to upward or downward adjustment.

(3)     Amounts for 2013 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.

Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/US Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.

Each year, until 2016, we plan to allocate a maximum of 20% of our total revenues to capital expenditures for infrastructure to support our new wave businesses, which consist of transport, service, access and support nodes, and to develop new services to complement our new wave businesses.

For the year 2012, we have allocated capital expenditures of Rp18,871 billion (US$2,081 million), consisting of Rp5,621 billion for Telkom, Rp9,900 billion for Telkomsel and Rp3,350 billion for our other subsidiaries.

Research and Development

In 2011, we made significant investment in order to improve products and services. The investment amount reached around Rp8 billion and Rp13 billion (US$1.4 million), each for the years of 2010 and 2011. Particularly in 2011, we made special investments in research and development programs aimed at supporting the implementation of Mobile Broadband, Home network, Machine to Machine and Cloud Computing, for aspects, such as business, service & product, as well as telecommunication network infrastructure. In term of business, service & product, the research and development programs included Mobile Application, e-Payment, IPTV, M2M, Telkom SmartHome, Smart City solution, IMS QoS, Product Retirement, Tools dBase Signalling, Integration, TENOSS, and Q0S Differentiation for Internet Service. Then in term of telecommunication network infrastructure, we had conducted research and development programs relating to IPv6, Metro Ethernet, Internet Exchange, DWDM, Femtocell, LTE, WiFi, GPON, NG-PON, IMS, SBC, and Policy Management

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CORPORATE GOVERNANCE

“We continue to align our implementation of Good Corporate Governance (“GCG”) with the dynamics of the business. To make it happen, we have integrated GCG implementation with compliance management, risk management and internal control. This measure ensures that the Company has the required knowledge and capability to manage Governance, Risk and Compliance (“GRC”) inline with business performance management as a going concern company. Although the application of risk management was initially not without challenges, particularly regarding the time it took to master the required competencies, be able to indentify industrial and organizational risks accurately, and inculcate a risk culture among our employees, ultimately—due to Management’s consistency and patience—risk management has made a positive contribution to planning and decision making processes and strengthening GCG implementation in the Telkom Group”

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GOOD CORPORATE GOVERNANCE

Concept and Foundation

Our concept for the application of Good Corporate Governance (“GCG”) principles is based on our commitment to create a transparent, accountable and trusted company by managing our business responsibility.

Applying GCG practices is an important step for Telkom towards maximizing our corporate value and strengthening the principles of professionalism, transparency and efficiency in management to make it more open, accountable, trustworthy, responsible and fair, so that we can better fulfill our obligations to our shareholders, Board of Commissioners, business partners and other stakeholders.

In view of the significance of GCG, the entire management and leadership of the Telkom Group strengthened their commitment at the Telkom Leadership Meeting by issuing a statement and signing a pledge to strengthen the implementation of GCG in the Telkom Group. This demonstrating the commitment of both the Board of Commissioners and Board of Directors to implement GCG as a corporate priority.

Our commitment to applying the instruments of good governance reflects not only the need to comply with capital market regulations but our belief in GCG as the key to the successful achievement of effective, efficient and sustainable performance in business, which is an absolute requirement for winning in today’s marketplace.

2011 was a year for strengthening implementation of GCG across the entire business group (subsidiaries governance). In response to the transformation of our organization and portfolio to the Telecommunications, Information, Media and Edutainment (TIME) business, we realize that there is a need to improve the quality of our existing GCG practices by the objective of further strengthen our GCG commitment, that signed by all Commissioners and Directors within the Telkom Group. The objective of GCG strengthening is for ensuring that GCG implementation is consistently associated with and is an integral part of the demands of doing business in the present industry conditions. Through the Business Effectiveness and Organizational Development Sub-Directorates, the Telkom Group’s GCG has been reinforced and existing GCG practices continually improved to establish ourselves as an ethical corporation (GCG as ethics) and make GCG an inseparable part of the day-to-day management of our Company (GCG as knowledge) while integrating GCG into our risk management.

In addition, as a public company we are subject to Bapepam-LK and SEC regulations and we implement and strive to uphold corporate governance policies and practices based on international best practices as well as the Indonesian Code of GCG published by the National Committee on Governance in Indonesia.

As a company whose shares are listed on the NYSE, we comply with the provisions of the Sarbanes Oxley Act of 2002 (“SOA”) as well as other applicable rules and regulations. There are several provisions of SOA that apply to us, in particular, those under: (i) SOA Section 404 that require us to have adequate internal control over financial reporting (“ICOFR”) to ensure the reliability of our financial statements and that they are prepared according to the applicable accounting standards. We and our subsidiaries have committed to undergo a thorough audit of the effectiveness and integrity of the design and application of ICOFR; and (ii) those under SOA section 302 that require our management to be responsible for formulating, maintaining and evaluating the effectiveness of our disclosure procedures and controls to ensure that information disclosed in reports is in compliance with the Exchange Act and is recorded, processed, summarized and reported within the period provided and then accumulated and communicated to our management, including the President Director and Director of Finance, so that they can take decisions related to required disclosures. Further explanation regarding the results of management’s review of ICOFR disclosure procedures and controls and related disclosures, please see the section on “Procedures and Controls”. We also comply with Bapepam-LK and U.S. exchange and regulatory provisions regarding the independence of the members of the Audit Committee.

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Telkom’s GCG Framework and Structure

Our commitment to applying GCG is articulated in an operational framework in accordance with our GCG policy as set forth in BoD Decree No.29 year 2007. This framework integrates certain management systems that are prerequisites for GCG application in the company to provide assurance that GCG is being implemented effectively at the operational level, ensuring that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with best corporate governance practices.

Recognizing that our success rests on the establishment of a set of core values and a corporate culture as well as our capacity to implement GCG, we have formulated a framework and a roadmap for GCG to ensure that our GCG implementation is based on a shared understanding between management and all other elements of the Company, which is internalized in the running of the Company. The four main pillars that form the foundation for the consolidation of our GCG implementation are:

a.       The application of business ethics that incorporate our corporate values. These are communicated every year to all of employees and their understanding of them is regularly surveyed;

b.       The management of effective operational policies and procedures that match the demands of the business, as a reference for the management of the Company and as guidelines for employees;

c.        The integrated application of risk management based on COSO Enterprise Risk Management; and

d.       Internal supervision and the application of internal controls based on COSO Internal Control, primarily for internal control over financial reporting.

To achieve these aims, we have established a GCG system, as follows:

PREMC  :Planning and Risk Evaluation and Monitoring Committee

ERM       :Enterprise Risk Management

PMS        :Performance Management System

CSA        :Control Self-Assessment

SOD        :Segregation Of Duties

CSR        :Corporate Social Responsibility

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Road Map and Strengthening Governance Initiatives

We strive to continually improve the supporting policies and infrastructure of this system under each of these three key pillars:

Governance Structure

Develop systems to achieve effective communication and relationships between the element of the corporate structure to avoid potential agency problems and to create an effective chemistry between these elements by monitoring checks and balances and to ensure that it is characterized by the speed and accuracy of decision making;

Governance Process

Develop systems to guide the management of the Company and decision making processes in order to realize the principles of GCG: transparancy, accountability, responsibility, independence and fairness; and

Culture

Embed strong values through the implementation of our corporate culture and business ethics as our capital in doing business and having an honorable workforce with morals and integrity.

Implementation of GCG is an integral element of our long-instilled corporate passion and ambition to be a modern and professional company. Below is a strategic timeframe of Telkom’s adoption of modern and principled GCG practices:

-        1991

Telkom transformed from a Public Corporation to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia and became subject to various company principles and provisions, including provisions on GCG, in line with the Company Law.

-        1995

Telkom became a public company, with its shares listed and traded on the Jakarta Stock Exchange (“JSX”), Surabaya Stock Exchange (“SSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”). Telkom’s stock was offered without listing on the Tokyo Stock Exchange. During this period, the pressure to implement GCG increased because as a public company, Telkom was forced to be better and more professional in carrying out the mandate of its owners/investors, and had to comply with the provisions in force, particularly on information disclosure and transparency.

-        1997/1998 - 2002

During this era, the Company along with the rest of the industry, experienced the pressure of an economic crisis. Nevertheless, we emerged from this period having learned many valuable lessons on the implementation of GCG. The demands of applying professional business practices and prudential principles while pursuing sustainable growth were a valuable experience for our entire workforce.

Pursuant to the provisions, Telkom was seen as a model for the implementation of GCG practices in SOEs that was already fulfilling the provisions of Minister of SOEs Regulation No. 117 year 2002, which was later amended by Minister of SOEs Regulation No. 1 year 2011 regarding the Application of Good Corporate Governance in SOEs.

In line with the SEC provisions on the implementation of sections 404, 302 and 906 of the Sarbanes Oxley Act, Telkom, whose shares are traded on the NYSE, was required to improve the accountability of GCG in the Company through the application of internal controls.

-        2006 to the present

Our implementation of GCG following the enforcement of the provisions of the Sarbanes Oxley Act has been a valuable learning experience. GCG is an integral part of our implementation of internal controls, risk management and compliance and required the implementation of IT-based governance in the Company.

This was a valuable period for Telkom as we went from applying GCG at a normative level to embedding it at the implementation level. Corporate governance was finally fully understood at all levels and systems, the objectives and levels of implementation were integrated starting from the entity level right down to the operational transaction level.

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(*)   DJM: Distinct Job Manual

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The Telkom Group is committed to implementing GCG consistently to ensure that we can always offer the best service to our customers and respond to the interests of our other stakeholders. In 2011, we continued to improve the quality of our GCG implementation, while fostering an ethical climate in which we could build a business that is prestigious both internally and externally, through the tenacity of our BoC, BoD and the entire group. We actively pursued the implementation of GCG and business ethics in 2011 through the following activities:

1.       Telkom Group Commitment to Peak Management

The entire BoC and BoD of the Telkom Group strengthened their commitment to GCG at the Telkom Leadership Meeting II 2011 on July, 26 2011 by making a statement and signing a declaration of their commitment to strengthen the implementation of GCG in the Telkom Group and disseminating the Telkom Group GCG Guidelines. This demonstrated the seriousness with which the Telkom Group’s Commissioners’ and Directors’ view GCG as a corporate necessity.

2.       Seminar on ”Business Ethics and Good Corporate Governance in SOEs”.

This seminar was held on March 30, 2011 at Sultan Hotel Jakarta, organized by the SOE Executive Club. Among the speakers were the Minister of SOEs, the Law Mafia Task Force, the Anti-Corruption Commission (“KPK”), and prosecutors. We saw this seminar as an important step in the process of continuous improvement on GCG and ethics.

3.       Knowledge Sharing on Gratuities

We organized this opportunity to support the government/KPK campaign on gratuities control, in collaboration with the KPK’s Gratuities Directorate, and it was attended by all our subsidiaries. It was followed up with a joint workshop on March 24-25, 2011 as part of the initiative to improve policy on gratuities through the Gratuities Control Program in line with existing provisions and current dynamics.

4.       Telkom Group GCG Forum

Various forums were held on synergy in the management of GCG in the Telkom Group, reinforcing the BoC and BoD commitment to and directions on the proper implementation of GCG and ethics, including the Telkom Group GCG Workshop in Bogor on June 15, 2011.

5.       Entrepreneurs Against Bribery Community (“KUPAS”) Forum

At a discussion panel on ”Building an Anti-Bribery Culture in SOEs” organized by the KUPAS at the KPK, Telkom was an organizer and initiator of the Strategic-Manufacturing Industry SOEs. Our President Director was a speaker at this forum, along with the Minister of SOEs and the Vice Chair of the KPK.

6.       Telkom as a GCG Resource for the Anti Corruption Initiative Study

Telkom was asked for its input on the formulation of indicators and weightings covering: commitment to integrity of top management, guidelines on ethics and behavior, handling of conflicts of interest, management of whistleblowing systems, management of reporting the receipt of gifts and the prohibition on giving bribes, rule enforcement, and other initiatives such as innovation. This reflects the high esteem placed by the Ministry of SOEs on our implementation of GCG and the systems and processes we have put in place and implemented in line with our ethics and compliance.

7.       Telkom as a Counterpart in the Formulation of Assessment Criteria for GCG in SOEs

According to a letter of the Minister of SOEs’ Expert Staff on Corporate Governance, Telkom is perceived to have undergone a lengthy process of putting in place a comprehensive and optimal corporate governance structure and processes, making it an ideal contributor to the development of best GCG practices. For this reason Telkom was asked for its input on the draft criteria for the Ministry of SOEs’ GCG Assessments. Telkom’s contribution was requested on updating the assessment criteria to accommodate recent developments in GCG practice and capital market regulations, and in considering strategic targets for the application of GCG best practices in SOEs.

8.       Telkom as a Counterpart in the Formulation of GCG Regulations for SOEs

Telkom was also asked to contribute its input on the draft Minister of SOEs BUMN Regulation regarding the Application of GCG in SOEs, which resulted in Minister of SOEs Regulation no.1/2011 dated August 1, 2011, which updated the Minister of SOEs Decree no.117/2002 dated July 31, 2002. Telkom was also involved in routine information sharing and discussions held by the National Committee on Governance Policy.

9.       Gratuities Control Program and Training of Trainers by KPK.

The KPK Training of Trainers (“ToT”) for Telkom took place in two batches in June and July 2011 in order to prepare agents of change for staggered and mass dissemination of the implementation of the Gratuities Control Program for all stakeholders. The participants were drawn from employees in Senior Leader Bands 1 and 2 who were judged to have high integrity and strong ethics who were selected through a rigorous assessment process assessment both online and offline. KPK materials on gratuities, ethics, integrity, managing gifts, the KPK’s JAMU (Clear, Secure, Easy and Beneficial) learning concept and teaching methodologies were disseminated through this ToT.

10.    Facilitator in Reporting Assets by the KPK and Ministry of SOEs.

Telkom lent its support to the KPK and the State Minister for SOEs by completing the Report on the Assets of State Officials (“LHKPN”), in accordance with Article 20 of Law No.28 year 1999 regarding State Officials who are Clean and Free from Corruption, Collusion and Nepotism. All state officials must be prepared to report their assets and undergo an inspection of the same (prior to, during and after completing their term of office).

11.    Benchmark Company

Telkom’s perceived competence and experience have made it the object of a number of benchmarking visits from both domestic and international companies and institutions. The many companies that visited Telkom in 2011 included Telekom Malaysia, Bank of Indonesia, Ministry of Industry, Ministry of Finance, MoCI, PT PLN, PT Timah, KAI, KPK, PT PGN, PT Pupuk Kujang, and Telecom Egypt. Through benchmarking media, we can exchange information on numerous topics including GCG, internal control, risk management, service, SAP, IT, human resources, e-learning/learning centers, wholesale management, etc.

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Corporate Governance Structure

In enhancing our GCG practices, we aim to improve both the structure and the implementation process and ensure that the principles of transparency, accountability, responsibility, independence and fairness are applied at each level of the Company. This is aimed at mitigating the risk of conflict of interest in the execution of the duties, functions and responsibilities of our BoC, BoD, management and employees.

Internally, our policy on GCG is articulated in BoD Decree No.29 year 2007, which sets out an integrated operational framework for GCG. This incorporates certain management systems that are prerequisites for the Company to ensure that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with best corporate governance practices. Every year we evaluate the effectiveness of our implementation of this policy. This is done independently and comprehensively to safeguard our integrity in the eyes of both the authorities and the general public.

Our corporate governance structure consists of:

1.       General Meeting of Shareholders (“GMS”)

Subject to our Articles of Association, the GMS, Annual GMS (“AGMS”) and Extraordinary GMS (“EGMS”) constitute our highest governance body and are the primary forums through which shareholders exercise their rights and authority over the management of our management. The AGMS must be held once a year, while an EGMS may be convened at any time, as needed.

At the AGMS and EGMS, shareholders are entitled to equal treatment and standing, particularly in expressing their opinions and contributing to the process of taking important and strategic decisions in relation to:

a.       The election and termination of the BoC and the BoD;

b.       Setting the amount of remuneration and benefits of members of the BoC and BoD;

c.        Evaluating the Company’s performance during the year under review;

d.       Deciding on the use of the Company’s profits, including dividends; and

e.        Amendments to the Articles of Association. The AGMS also has the authority to approve the Annual Report.

The Government of Indonesia, as our controlling shareholder, is required to be aware of its responsibility when exercising its influence over management in voting sessions or on other matters. The Government has exclusive rights to approve mergers, acquisitions and divestment, or to liquidate our Company based on decisions of the AGMS or EGMS.

The mechanism for exercising voting rights by shareholders during an AGMS or EGMS provides for shareholders to exercise their right to vote either in person or through their legal proxy.

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Telkom held an AGM on 19 May 2011 in Jakarta, at which time we considered and decided the following matters:

Agenda 1:

Approve the Company’s Annual Report as presented by the BoD, on the Company’s condition and operation for the 2010 Financial Year, including the Board of Commissioners’ Supervision Duty Report for the 2010 Financial Year, with notes for the Directors to:

-          Review all of the provisions of the Company’s Article of Association to enhance the effectiveness of the Company’s governance in accordance to the rules and regulations, and to report the review result and propose amendment to the BoC not exceeding December 2011;

-          Review and amend the shareholder agreement and Article of Association of the Company’s major subsidiary, Telkomsel to enhance the effectiveness of the Company’s governance in accordance to the rules and regulations;

-          Support and commit to optimize domestic goods and services without forfeiting the standard procurement quality and procedure applicable to the Company;

-          Improve disclosure practices inline with global corporate governance and business ethic principles, particularly in implementing corporate actions. Each member of the BoC and BoD is requested to provide a report to the shareholders of Series A Dwiwarna minimum every 3 (three) months regarding the performance of the Company and it’s subsidiary as well as future corporate action, in the form of investments, acquisitions and other matters that may affect corporate performance, both at the parent and subsidiary companies;

-          Maintaining, optimizing and improving the performance and value of the Company, including its subsidiaries, in order to provide optimal results for the benefit of the shareholders. As for Telkomsel, to prepare an assessment for a buy-back shares and report the action plan to the shareholders of Dwiwarna Series A Share; and

-          To give priority and more attention, both in the implementation of investment, the synergies between its subsidiaries and its holding, as well as improve the competence of its human capital in anticipation of the business transformation of PT Telkom Tbk in entering the TIME business to increase value-added enterprise and customer service oriented.

Agenda 2:

1.       Ratify:

a.       The Company’s Financial Statements which include Balance Sheet and Profit and Loss Statement (Consolidated) for the Financial Year 2010 Audited by the public accounting firm KAP Tanudiredja, Wibisana & Rekan (a member firm of PricewaterhouseCoopers) according to its report A110329002/DC2/CAW/II/2011. A dated 29 March 2011 with an opinion “present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of 31 December 2010 and 2009, and the consolidated results of their operation and their cash flows for the years ending 31 December 2010, 2009 and 2008 in conformity with generally accepted accounting principles in Indonesia.

b.       Partnership and Community Development Annual Report for the 2010 Financial Year, as prepared based on the Minister of State-owned Enterprise regulation as the basis for the comprehensive accounting in addition to the Indonesian principle accounting standard, audited by the Public Accounting Firm Prof. Abdi Ichjar, BAP & Partners according to its report No.019-LAI/KAP-AR/11 dated March 28, 2011 with an unqualified opinion to the financial statement through our report No.018-LAI/KAP-AR/11 dated March 28, 2011.

2.          Consequently, by the approval of the Company’s Annual Report for the 2010 Financial Year and Annual Report on Partnership and Community Development Program for the 2010 financial year 2010, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the BoC and BoD for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2010 Financial Year, to the extent are reflected in the Company’s Annual Report, Financial Statements for 2010 Financial Year and Annual Report of Partnership and Community Development for the 2010 financial year above and the actions do not contradict the prevailing laws and regulations.

Agenda 3:	\

1.       Approve the appropriation of the Company’s net profit for the 2010 financial year with the amount of Rp11,536,999,390,576 which will be distributed as follows:

a.        Cash dividend 55% of the net profit or in the amount of Rp6,345,349,664,817.- including the amount of interim dividend (interim dividend) that have been distributed to the shareholders on January 11, 2011 based on resolution of a Board of Directors Meeting as approved by the Board of Commissioners Meeting dated January 11, 2011 in the amount of Rp526,157,112,865 (five hundred twenty six billion, one hundred fifty seven million, one hundred and twelve thousand, eight hundred and sixty five Rupiah) or Rp26.75 (twenty six point seventy five Rupiah) per share, so that the total final dividend that is still payable to the shareholders amounts to Rp5,819,192,551,952.- or at least of Rp295.84 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date of 490.574.500 shares);

b.        Recorded as Retained Earning in the amount of Rp5.191.649.725.759,- which will be used for the Company’s development.

2.       Approve that the distribution of dividends for the 2010 financial year will be conducted with the following conditions:

a.       Those who are entitled to receive cash dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on June 16, 2011 at 16:00 PM Western Indonesia Standard Time;

b.       The cash dividend should be paid in one lump sum on July 1, 2011 taking into account the interim dividend was paid on January 11, 2011.

3.       The BoD should be authorized to regulate further the procedure of cash dividend distribution and to announce the same with due observance of the prevailing laws and regulations; and

4.       Approve the amount of Partnership and Community Development Fund for the 2011 financial year as follows:

a.       Partnership Program of Rp115,369,993,906 equal to 1% of the Company’s net profit for the 2010 financial year; and

b.       Environment Building of Rp115,369,993,906 equal to 1% of the Company’s net profit for the 2010 financial year.

The implementation of the Partnership and Community Development Program may be combined with other SoE and in coordination with the Dwiwarna Series A Shareholder.

Agenda 4:

Grants authority to the BoC, with prior consult with the holder of the Dwiwarna Series A share, to determine the remuneration (tantiem, salary/honorarium, facilities and allowances) for members of the BoC and BoD.

Agenda 5:

1.          Approve the reappointment of public accounting firm KAP Tanudiredja, Wibisana & Rekan (a member firm of PricewaterhouseCoopers) to conduct an integrated audit of the Company for the 2011 financial year Consolidated Financial Statements, which audit will consist of the audit of the Consolidated Financial Statements of the Company, internal control on financial reporting for the financial year 2011.

2.          Approve the appointment of the public accounting firm Zainal, Juhana & Partners, to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2011 financial year.

3.          Grants authority to the BoC to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.          Grants authority to the BoC to appoint an alternate public accounting firm as well as to determine the terms and conditions of its appointment; in the event the appointed public accounting firm can not perform or continue its engagement, including a potential non-agreement regarding the amount of service rendered for the audit service.

Agenda 6:

1.          To approve the Company’s Share Buyback Program IV on the terms and allocate fund amounting to Rp5,000,000,000,000,- (five trillion Rupiah) reserved , over a maximum period of 18 months following the date of the GMS  and other conditions as specified in Disclosure of Information dated 19 and 20 May 2011.

2.          To grant authority to the BoD to:

a.       Conduct all action necessary for the implementation of the Shares Buy Back IV for a maximum of 645,161,290 shares (with price assumption of Rp7,750,- per share) or equivalent 3.20% of the total shares issued by the Company, and according to the prevailing laws and regulations;

b.       Provide additional information in relation to the change in the fund allocation to fund the Share Buy Back IV from Rp3,000,000,000,000 (three trillion Rupiah) to Rp5,000,000,000,000 (five trilliion Rupiah) as required by point 2 b 3) , 4) and 8) Bapepam-LK Regulation No. XI.B.2 and announced it through 1 daily newspaper in bahasa and 1 daily newspaper in english, both with national circulation;

c.        Share Buy Back IV will be conducted through share purchase in IDX and NYSE; and

d.       Report the execution of the Share Buy Back IV in the next GMS.

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2.        Board of Commissioners

Scope and Responsibility of the Board of Commissioners

The BoC is collectively accountable to the shareholders and has the authority to supervise and provide advice to the BoD.

Telkom’s BoC has the following authority and responsibilities:

a.       To supervise the BoD’s management of our Company, including planning and development, operations and budgeting, in compliance with our Articles of Association and to carry out the mandate and resolutions of the AGMS and EGMS. The BoC does not have the authority to run or manage the Company, except in the exceptional situation of all members of the BoD having been suspended for any reason.

b.       To provide advice and opinions to the AGMS regarding the financial reporting, business development, appointment of auditors, and other important and strategic matters related to corporate actions.

c.        Evaluating corporate work plans and budgets, monitoring the development of the Company, and coordinating with the Board of Directors if there are any indications that the Company is in trouble so that the Directors can immediately inform the shareholders and make recommendations on the remedial measures that need to be taken; and

d.       To ensure that our corporate governance program is properly applied and maintained according to the applicable regulations.

The BoC is assisted by a BoC Secretary as well as the following committees:

a.       Audit Committee;

b.       Nomination and Remuneration Committee; and

c.        Planning and Risk Evaluation and Monitoring Committee (“PREMC”).

Independence of the Board of Commissioners and Independent Commissioners

With five members, 40% of whom are Independent Commissioners. Our BoC complies with the provisions of the capital market laws and regulations. This serves to preserve the independence of the BoC supervisory function and guarantees the functioning of a check and balance mechanism. At 40%, the number of Independent Commissioners also exceeds the 30% minimum stipulated by the IDX. The principal duty of the Independent Commissioners, in addition to exercising supervision, is to represent the interests of the minority shareholders.

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Structure of the Board of Commissioners

Our BoC comprises a President Commissioner, who leads the Board, and four Commissioners, two of whom are Independent Commissioners. Profiles of the members of the BoC can be found on page 27.

Commissioner	Appointment and Related Activities
Jusman Syafii Djamal (President Commissioner)	In addition to serving as President Commissioner, he chairs the Nomination and Remuneration Committee.
Bobby A.A. Nazief (Commissioner)	He is a Chairman of the PREMC and a member of the Audit Committee and a member of the Nomination and Remuneration Committee.
Johnny Swandi Sjam (Independent Commissioner)	He is Vice Chairman of the Audit Committee, the PREMC and the Nomination and Remuneration Committee
Mahmuddin Yasin (Commissioner)	He is Vice Chair of the PREMC and is a member of the Nomination and Remuneration Committee.
Rudiantara (Independent Commissioner)	He is a Chairman of the Audit Committee and is a member of the Nomination and Remuneration Committee.

The BoC is assisted by a Board Secretary, Yuki Indrayadi, whose main function is to ensure that the BOC’s duties are all in accordance with the applicable laws and regulations. Yuki Indrayadi was appointed as the BOC Secretary on October 1, 2008. He holds a bachelor’s degree in Industrial Engineering from the Bandung Institute of Technology (ITB), and a Master’s degree and Doctor of Philosophy (Ph.D.) in Engineering from the Katholieke Universiteit Leuven, Belgium, and has extensive experience in capital market and corporate planning. The business address of the BoC is Grha Citra Caraka Building, 5th Floor, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.

Board of Commissioners’ Remuneration and the Procedure for its Determination

Remuneration for the members of the BoC is calculated using the same formula that is used to determine the BoD’ salaries. In accordance with MSOE Decree PER-02/MBU/2009, the GMS may stipulate a remuneration that differs in nature and/or amount from what is regulated in this Ministerial Decree. The amount paid is based on a percentage of the President Director’s salary approved by the AGMS. Each Commissioner is entitled to monthly compensation and allowances. They are also entitled to receive a bonus based on our business performance and achievements, which amount is determined by the AGMS. Commissioners are also entitled to receive a lump sum benefit once they retire from their position.

The standard procedure for determining the remuneration of the BoC is set out below.

The legal foundation based on the state MSOE’s laws and regulations. The Remuneration Committee also relies on to the formula used to determine the salaries of the Directors. The amounts paid are based on a percentage of the President Director’s salary, as stipulated in circular of the State MSOE No. S326/SMBU/2002 dated May 3, 2002 and approved by the AGMS, and this is also benchmarked against the compensation paid in peer industries. The procedure for determining the remuneration of the BoC is as follows:

a.       The BoC requests the Nomination and Remuneration Committee to formulate a proposal for the remuneration of the BoC;

b.       The Nomination and Remuneration Committee requests an independent party to formulate the framework for the remuneration of the BoC;

c.        The Nomination and Remuneration Committee proposes the remuneration to the BoC;

d.       The BoC proposes the remuneration for the members of the BoC to the GMS; and

e.        The GMS determines the remuneration for the members of the BoC.

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Determination of Remuneration

Compensation

Each Commissioner is entitled to remuneration including monthly compensation (honorarium), bonus, and other benefit. A bonus is based on our performance and achievements, which amount is determined by our shareholders at the GMS. Commissioners are also entitled to receive a lump sum benefit once they retire from their position.

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including some pension benefits). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at our AGMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from BoC before being considered by shareholders at an AGMS.

Board of Commissioners’ Remuneration in 2011 (in million Rupiah)

Honorarium	Allowance	Other benefits
4,436.7	7,870.3	3,996.6

Board of Commissioners’ Meetings

Meetings of the BoC are held at least once a month at any time deemed necessary by one or more member of the BoC, or at the written request of one or more shareholders holding at least one-tenth of our outstanding Common Stock.

Decisions at BoC meetings are taken through a process of deliberation and consensus. If a consensus cannot be reached, decisions are based on a majority vote of the Commissioners in attendance or who are represented at the meeting. In the event of a tie, the proposal in question must be rejected. The quorum for all BoC meetings is more than one-half of the total number of Commissioners then represented in person or by proxy granted to another Commissioner at such meeting.

In 2011, the BoC held 9 meetings, which were attended by the entire Board. The Board of Commissioners also held joint meetings with the BoD as much as 13 meetings in 2011.

Attendance at Board of Commissioners’ Meetings

Name	Position	Meetings Attended
Jusman Syafii Djamal	President Commissioner	9 of 9
Bobby A.A. Nazief	Commissioner	9 of 9
Mahmuddin Yasin	Commissioner	9 of 9
Johnny Swandi Sjam	Independent Commissioner	9 of 9
Rudiantara	Independent Commissioner	8 of 9

Attendance at Joint Board of Commissioners’ and Board of Directors’ Meetings

Name	Position	Meetings Attended
Jusman Syafii Djamal	President Commissioner	13 of 13
Bobby A.A. Nazief	Commissioner	13 of 13
Mahmuddin Yasin	Commissioner	13 of 13
Johnny Swandi Sjam	Independent Commissioner	13 of 13
Rudiantara	Independent Commissioner	13 of 13
Rinaldi Firmansyah	President Director	13 of 13
Sudiro Asno	Director of Finance	13 of 13
Faisal Syam	Director of Human Capital & General Affair	12 of 13
Ermady Dahlan	Director of Network & Solution	11 of 13
I Nyoman G. Wiryanata	Director of Consumer	13 of 13
Arief Yahya	Director of Enterprise & Wholesale	13 of 13
Prasetio	Director of Compliance & Risk Management	13 of 13
Indra Utoyo	Director of IT Solution & Strategic Portfolio	13 of 13

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3.        Board of Directors

Scope and Responsibility of the Board of Directors

Subject to the Company’s Articles of Association, the primary responsibility of Telkom’s BoD is to lead and manage our operations and control and manage our assets under the supervision of the BoC.

The BoD also has the right to act for and on behalf of the Company inside or outside a Court of Law, on any matter and for any event, with another party.

1.       President Director

Scope and responsibility:

-         To lead and manage the Company in line with Company’s goals and objectives;

-         To improve the Company’s efficiency and effectiveness;

-         To maintain and manage the Company’s assets; and

-         To take responsibility for management and ownership, including agreements with third parties.

2.       Director of Finance

-         Scope and responsibility:

-         To implement corporate functions related to the Finance Directorate; and

-         Responsible for carrying out a centralized financial function, including managing financial operations in all business units through the financial center and assuring control in all of investments in subsidiary companies.

3.       Director of Human Capital & General Affair

Scope and responsibility:

-         To manage the Directorate of Human Capital and General Affairs; and

-         Responsible for carrying out a central role in managing human resources in all business units through the Human Resources Center and assuring control in other units of Corporate Services, Support Services and Enterprise Service that includes: Human Resources Center (“HR Center”), Human Resources Assessment Service (“HRAS”), Learning Center (“LC”), Management Consultant Center (“MCC”), Community Development Center (“CDC”), pension funds and institutions.

4.       Director of Network & Solution

Scope and responsibility:

-         To manage operations and carry out infrastructure management and services in the area of network and solutions; and

-         To manage other business units including the Telecommunications Infrastructure Division, Access Division and ancillary services such as the Maintenance Service Center (“MSC”).

5.       Director of Consumer

Scope and responsibility:

-         To carry out the management function of providing delivery channels and customer service for the consumer business; and

-         To manage delivery channels and customer service for business, including other units such as the Telkom Flexi Division (“DTF”), Consumer Service Division (“DCS”).

6.       Director of Enterprise & Wholesale

Scope and responsibility:

-         To implement the management function in the area of delivery channels and customer service for the Directorate of Enterprise and Wholesale; and

-         To implement delivery channels and customer service for corporate and wholesale business, which include units such as the Enterprise Service Division (“DIVES”), Business Service Division (“DBS”), and Carrier and Interconnection Services Division (“CIS”).

7.       Director of Compliance & Risk Management

Scope and responsibility:

-         To manage compliance, legal and risk management in the Directorate of Compliance and Risk Management; and

-         To manage the Company’s Legal & Compliance; Risk Management and Business Effectiveness; Security & Safety; and Supply Planning & Control functions, as well as controlling the Supply Center operational unit.

8.       Director of IT, Solution and Strategic Portfolio

Scope and responsibility:

-         Responsible of IT Strategy & Policy; Service Strategy & Tariffs and the Strategic Investment & Corporate Planning;

-         To manage the Information Service and Multimedia Division (“DMM”); and

-         To manage ancillary services of the Research & Development Center (“RDC”).

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Board of Directors Charter

In the case of activities and actions in the management of the Company that are not governed by our Articles of Association or the provisions of the law, procedures are followed that support the principle of accountability through consensus, agreement and/or rules between the members of the BoD. This charter is aimed at expediting the decision making process, reducing bureaucracy in the administration of the Company’s management, and supporting improvements in performance. This charter also governs the working relationship between the BoD and the BoC, which is an institutional relationship in that it is based on accountable management and supervisory mechanisms in accordance with the prevailing provisions.

Structure of the Board of Directors

Directors are elected and dismissed by GMS. To be elected, candidates be nominated by the Government as holder of the Dwiwarna Series A Share. The term of office for each Director is five years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday subject to the right of shareholders at an AGM or an EGM to discharge a Director at any time before the expiration of his/her term of office.

As of December 31, 2011, our BoD comprised eight Directors:

1.       Rinaldi Firmansyah, President Director (“CEO”);

2.       Sudiro Asno, Director of Finance (“CFO”);

3.       Faisal Syam, Director of Human Capital & General Affairs;

4.       Ermady Dahlan, Director of Network & Solution (“COO”);

5.       I Nyoman G Wiryanata, Director of Consumer Affairs;

6.       Arief Yahya, Director of Enterprise & Wholesale;

7.       Prasetio, Director of Compliance & Risk Management; and

8.       Indra Utoyo, Director of IT, Solution & Strategic Portfolio (“CIO”).

Determination of the Board of Directors’ Performance, Salary and Allowances

The Board of Directors’ performance is measured by effective, comprehensive, and periodic performance evaluations that are reevaluated every quarter pursuant to Board of Commissioners’ Decree No.01/KEP/DK/2010/RHS dated January 21, 2010, which states that such performance assessments consist of three key indicators: financial, internal business process and learning & growth.

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including some pension benefits). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at our AGMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from BoC before being considered by shareholders at an AGMS.

-        Salary

The Nomination and Remuneration Committee is responsible for formulating the Directors’ salaries, which is further discussed in a joint meeting of the BoD and BoC for approval. The reviewed and agreed formula is then submitted to the AGMS for consideration and approval.

-        Determination of the Board of Directors’ Salary, Allowances and Facilities

A decision of the AGMS held on May 9, 2003, authorized the BoC to determine the amount of allowances and facilities for the Directors with reference to the review of an independent consultant. After the results of the independent review were discussed and agreed by the BoC and BoD, the BoC determined that a new formula would come into effect on January 1, 2003, the allowances and salaries for the Directors determined by BoC were then reported to Dwiwarna shareholders at AGMS on July 30, 2005. The determined allowances and facilities for the Directors were valid as of fiscal year of 2003 and to be resubmitted for fiscal year of 2010.

In compliance with prevailing regulations, the remuneration, allowances and facilities for the members of the Board of Directors are reported to the capital market authorities and the Dwiwarna Shareholder.

Board of Directors Remuneration in 2011 (in million Rupiah)

Salary	Allowance	Other benefits
14,081.7	26,264.5	47,749.8

Share Ownership

Each Director and Commissioner on an individual basis beneficially owns less than a one percent share of our outstanding common stock. Only two Directors beneficially own shares of common stock. As of December 31, 2010, Ermady Dahlan owns 17,604 shares and Indra Utoyo owns 5,508 shares.

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Board of Directors’ Meetings

BoD meetings are chaired by the President Director. In case the President Director is unavailable or absent for any reason, the meeting will be chaired by Vice President Director or, if he is not present by a member of the BoD appointed by the meeting.

The BoD meeting may be held at any time deemed necessary at the request of one or more members of the BoD, at the request of the BoC or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of Common Stock.

The decisions of the BoD meeting shall be reached by consensus through deliberation. If this method fails, the decision shall be passed by voting based on the majority votes by BoD members cast in the meeting. A quorum is reached at a BoD meeting if more than half of the members of the BoD are present or represented legally in the meeting. Each BoD member who is present at the meeting shall be entitled to cast one vote (and one vote for each other member of the BoD that he represents).

In 2011, 52 Board of Directors’ meetings were held.

Attendance at Board of Directors’ meetings

Director	Position	Meetings Attended
Rinaldi Firmansyah	President Director/CEO	51
Sudiro Asno	Director of Finance/CFO	52
Faisal Syam	Director of Human Capital & General Affairs	52
Ermady Dahlan	Director of Network & Solution	52
I Nyoman G. Wiryanata	Director of Consumer Affairs	52
Arief Yahya	Director of Enterprise & Wholesale	50
Prasetio	Director of Compliance & Risk Management	51
Indra Utoyo	Director of IT Solution and Strategic Portfolio	52

Competency Enhancement Training Program for the Board of Commissioners and Board of Directors

In 2011, we organized several training programs for members of the BoC and BoD to enhance their competencies, including Good Corporate Governance for Executives.

Competency Enhancement for the Board of Commissioners

Name	Program	Location	Date
Jusman Syafii Djamal	The Mobile World Congress	Barcelona, Spain	February 12 – 17, 2011
Mahmuddin Yasin	-	-	-
Johnny Swandi Sjam	The Mobile World Congress	Barcelona, Spain	February 12 – 17, 2011

Competency Enhancement for the Board of Directors

Name	Program	Location	Date
Rinaldi Firmansyah	Innovation Workshop	MIT Sloan, Boston, USA	April 4 – 7, 2011
	The Mobile World Congress	Barcelona, Spain	February 12 – 17, 2011
Sudiro Asno	The 6th CEE International	Austria	May 2-6, 2011
	ConferenceAdvance Corporete Finance	United Kingdom	November 7-11, 2011
Faisal Syam	Transformation Leaders Forum	Singapore	February 15-16, 2011
	UNI APRO Regional Conference	Philippines	July 5-7, 2011
	Workshop Metro Ethernet & IPV6 Juniper	Netherlands	November 7-11, 2011
Ermady Dahlan	Fiber Optic Network Solution	South Korea	November 22-26, 2011
I Nyoman G. Wiryanata	Training visit to Best TV International on IPTV service management	China	November 9-12, 2011
	NAB show 2011 conference on content business development	USA	April 8-15, 2011
Arief Yahya	-	-	-
Prasetio	The Mobile World Congress	Spain	February 11-18, 2011
	Driving Corporate Performance	USA	July 15-23, 2011
Indra Utoyo	Leading Product Innovation	USA	11-15 July 2011

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4)    Board of Commissioners’ Committees

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter (as amended by BoC Decree No.20/KEP/DK/2006 on September 11, 2006), which was stipulated by a Decree of the Board of Commissioners. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with Bapepam-LK and SEC requirements and other relevant regulations. In November 2011 we made an amendment to the Audit Committee charter, which was stipulated by Board of Commissioners’ Decree No.11/KEP/DK/2011 dated November 30, 2011 regarding the Charter of the Telkom Group Audit Committee.

There were no changes in the rules that caused a change in the function, tasks and responsibilities of the Audit Committee. The amendment of the Audit Committee charter was intended primarily to: (i) update the legal basis for the Board of Commissioners’ Decree; (ii) affirm the limits on the responsibilities of the Audit Committee; and (iii) affirm the scope of work of the Audit Committee, which includes the Company and our consolidated subsidiaries.

Duties and Responsibilities of the Audit Committee

The Audit Committee Charter outlines the Committee’s purpose, function and responsibilities. It provides that the Audit

Committee is responsible for:

-        Overseeing our financial reporting process on behalf of the BoC;

-        Providing recommendations to the BoC regarding the selection of our external auditor;

-        Discussing with our internal and external auditors on the overall scope, for both audit and non audit work as well as their audit plan;

-        Discussing with management of  the Company on consolidated financial statements as well as the effectiveness of internal control over financial reporting (”ICOFR”);

-        Meeting on a regular basis with our internal and external auditors, without management, to discuss the results of their examinations, their evaluation of our internal controls and the overall quality of our financial reporting; and

-        Carrying out additional tasks that are assigned by the BoC, especially on financial and accounting-related matters as well as other obligations required by SOA.

The Audit Committee may appoint independent consultants or professional advisors to support the execution of its duties. The Audit Committee also receives and handles complaints.

Audit Committee Pre-Approval Policies and Procedures

Telkom have adopted pre-approval policies and procedures under which all non-audit services provided by our independent registered public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee Charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (i) our BoD must deliver to the Audit Committee (through the BoC) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (ii) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.

Consistent with Section 10A(i) (1) (B) of the Exchange Act and paragraph (c) (7) (i) (C) of Rule 2-01 Regulation S-X issued there under, Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided; or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed; and (iii) the performance of non-audit services are promptly brought to the attention of and approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

Audit Committee Independence

Bapepam-LK Audit Committee Rules require that the Audit Committee comprises at least three members, one of whom must be an Independent Commissioner who serves as chairman, while the other two members must be independent. At least one of these two members must have expert knowledge (in the context of item 16A Form 20 F) in the field of accountancy and/or finance. In order to be considered independent under the prevailing Indonesian rules, the external members of the Audit Committee:

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-         May not be an executive officer of a public accountant firm that has provided audit and/or non-audit services to us within the six months prior to his or her appointment as an Audit Committee member;

-         May not have been an executive officer of the Company within the six months prior to his or her appointment as an Audit Committee member;

-         May not be affiliated with our majority shareholder;

-         May not have a family relationship with any member of the BoC or BoD;

-         May not own, directly or indirectly, any of our shares; and

-         May not have any business relationship that relates to our businesses.

Our Audit Committee consists of six members: two Independent Commissioners, one Commissioner, and three independent external members who have no affiliation with Telkom. There were no changes in the composition of the Audit Committee during 2011. As of December 31, 2011, the composition of the Audit Committee was as follows:

Chair	Rudiantara
Secretary/Member	Salam
Members	Johny Swandi Sjam
Bobby A.A. Nazief
Sahat Pardede
Agus Yulianto

Brief profiles of each member of the Audit Committee are provided below:

Rudiantara - Chairman/Member

As Chair of the Audit Committee, Rudiantara is responsible for directing, coordinating and monitoring the execution of the duties of each member of the Audit Committee.

Salam - Secretary/Member

Salam is a certified accountant and has experience in auditing, accountancy, and finance. Between 1974 and 1989, he was an employee of the Financial and Development Supervisory Board, AVP of the Business Development Division of PT Rajawali Wirabhakti Utama, Head of the Corporate Control Unit of PT Pabrik Rokok Cap Bentoel and Finance Director of PT Telekomindo Primakarya. He holds a degree in accounting from the Jakarta Institute of Finance.

His duties are to facilitate the execution of duties by the Audit Committee members, manage correspondence, prepare documents, report on charter updates and committee work and coordinate the independent auditor selection process.

Johny Swandi Sjam - Member

Johnny Swandi Sjam is in charge of supervising and monitoring the Company’s corporate governance and keeping current with capital market regulations and other legislation relating to our operations.

Bobby A.A. Nazief - Member

Bobby A.A. Nazief is in charge of supervising and monitoring our information technology.

Sahat Pardede - Member

Sahat Pardede is a certified public accountant and a Managing Partner in the Public Accounting Firm of Ghazali, Sahat & Associates. He has considerable experience and expertise in auditing and possesses extensive knowledge of financial accounting and internal control under SOA Section 404. From 1981 to 2000, he was an employee of the Finance and Development Supervisory Board. He graduated in accounting from Sekolah Tinggi Akuntansi Negara - Jakarta and holds a Masters Degree in Business Administration from Saint Mary’s University in Halifax, Canada.

Sahat Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of ICOFR.

Agus Yulianto - Member

Agus Yulianto is a certified accountant with experience in auditing, accountancy and finance. From 1983–1999, he was an employee of the Financial and Development Supervisory Board. He has also worked as a senior consultant with the Jakarta Initiative Task Force as a procurement audit specialist for World Bank-funded projects. Before his appointment as a member of the Audit Committee, he worked for the Public Accounting firm of HLB Hadori Sugiarto Adi & Rekan as Chair of the Financial Management Specialist Team for a project in Aceh that was managed by the World Bank and funded by the Multi Donor Fund. He graduated with a degree in accountancy from the Sekolah Tinggi Akuntansi Negara Jakarta and received his Master’s in accountancy from the Case Western Reserve University, Cleveland, Ohio, USA.

Agus Yulianto is in charge of supervising and monitoring the effectiveness of the risk management (particularly financial reporting risks) implemented by the BoD, monitoring the possible occurrence of fraud and/or impropriety that could potentially harm the Company and complaint handling.

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Audit Committee Financial Expert

The BoC has determined that Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F, and as an “independent” member pursuant to the provisions of Rule 10A-3 of the Exchange Act. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Sahat Pardede practiced and is currently practicing, as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.

Exemption from US Listing Standards for Audit Committees

In accordance with law No.40 year 2007 regarding Limited Liability Companies, the Company have a two-tier board structure, consisting of a BoC and a BoD. The executive management functions are carried out by the BoD, while the principal statutory duties of the BoC are to supervise the policies of the BoD in the operation and management of the Company and to give advice to the BoD.

Bapepam-LK Rule No.IX.1.5 and the IDX’s Listing Rule No. 1A require the Board of Commissioners of an IDX- listed company (such as Telkom) to establish an Audit Committee, which must consist of at least three members, one of whom must be an independent commissioner and serve as chair of the Audit Committee, while the other two members must be independent parties of whom at least one such party must have accounting and/or finance expertise.

The NYSE Listing Standards as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an Audit Committee comprised of Independent Directors. However, such foreign private issuers may be exempted from the independence requirement if:

(i)       The home country government or stock exchange requires the Company to have an Audit Committee;

(ii)     The Audit Committee is separate from the Board of Directors and includes non-board members as in our case, members from the BoC;

(iii)    The Audit Committee members are not selected by management and no executive officers of the Company is a member of the Audit Committee;

(iv)   The home country government or stock exchange requires the Audit Committee to be independent of the Company’s management; and

(v)     The Audit Committee is responsible for appointment, retention and oversight the work of the external auditor.

Our Audit Committee has six members: two Independent Commissioners, one Commissioner and three external independent members who are not affiliated with Telkom.

Not all members of our Audit Committee are Independent Directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption pursuant to Rule 10A-3(c)(3) regarding the composition of the Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of the Audit Committee to act independently. We believe that the intent of the provision in requiring that each member of the Audit Committee be an Independent Director is to ensure that the Audit Committee is independent from influence by management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Bapepam-LK Audit Committee Rules require that each member of the Audit Committee be independent. The Bapepam-LK Audit Committee Rules also require that at least two of the members, the external independent members, in effect be independent not only of the management but also of the BoC and BoD and the Company as a whole. We therefore believe that the standard established by the Bapepam-LK Audit Committee rules is at least equally effective in ensuring the ability of the audit committee to act independently.

We have documented the above exemption, regarding the Annual Written Conformation submitted to the NYSE. However, unlike the NYSE Listing Standards requirements, according to the current provisions for audit committees in Indonesia, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of the external auditor. Our Audit Committee may only recommend the appointment of the external auditor to the BoC and the BoC’s decision must have the approval of the shareholders.

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Report of the Audit Committee 2011

The following is our report on the activities of the Audit Committee in fiscal year 2011:

Auditor Independence

The Audit Committee reviewed, with our independent registered public accounting firm KAP Tanudiredja, Wibisana & Rekan, a member firm of PricewaterhouseCoopers global network, which is responsible for providing an opinion on the acceptability of our consolidated Financial Statements and schedules with regard to the generally accepted accounting principles in Indonesia and the United States of America and their opinion on the effectiveness of our internal controls over financial reporting, with their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the Auditing Standards, the Public Company Accounting Oversight Board (“PCAOB”) standards, the rules of Bapepam-LK and the SEC and any other applicable regulations. In addition, the Audit Committee and our accountants have discussed the firm’s independence from our management and our Company, including the matters in the letter from the firm required by PCAOB rule 3526, Communications with Audit Committees Concerning Independence and considered the influence of the public accounting firm’s non-audit services. The Audit Committee has obtained a letter from PwC that provides disclosures, such as those required by PCAOB rule 3526, regarding any relationship between PwC and us that in PwC’s professional judgment may reasonably be thought to bear on independence. PwC has discussed its independence with our Audit Committee and has confirmed in its letter to us that, in its professional judgment, it is independent from us.

Integrated Audit

-        The Audit Committee reviewed management’s report on its assessment of the effectiveness of our ICOFR and PwC’s report on the effectiveness of our ICOFR. The Audit Committee discussed with management and PwC the significant deficiencies identified during the course of the assessment and the audit and management’s plan to remediate those deficiencies.

-        The Audit Committee discussed with the Company’s internal auditors and PwC the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and PwC, without management present, to discuss the results of their examinations, their evaluations of our ICOFR and the overall quality of our financial reporting.

The Audit Committee also reviewed and discussed the audited Consolidated Financial Statements and the related schedules in the Annual Report (Form 20-F) with our management, including a discussion of the quality and the acceptability of our accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the Consolidated Financial Statements. Management has confirmed to our audit committee that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management; and (ii) have been prepared in conformity with the accounting principles generally accepted in Indonesia.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the BoC and the BoC has approved, that the audited Consolidated Financial Statements and related schedules and management’s assessment of the effectiveness of our ICOFR be included and or incorporated by reference in the Annual Report on Form 20-F, which will be reported to Bapepam-LK and the SEC.

Whistleblower

-        The Committee has formulated whistleblower procedures regarding accounting, internal controls and auditing matters, including procedures to ensure employee confidentiality and the anonymous submission of concerns in accordance with Bapepam Regulation No.: IX.1.5 and Section 301 of the Sarbanes-Oxley Act of 2002 regarding Public Company Audit Committees.

-        With regard to enterprise risk management, the Audit Committee monitored and supervised fraud and financial reporting risks that would have a material effect on financial statements.

Application of the Whistleblower Program

As part of our entity level controls, since 2006, we have had a whistleblower program, which is designed to accommodate, investigate and follow up complaints from Telkom Group employees and third parties while maintaining the confidentiality of the reporter. The whistleblower program, which is managed by the Audit Committee, was established by a BoC Decree and ratified by a BoD Decree.

The Audit Committee will follow up complaints from Telkom Group employees and from third parties related to:

-        Accounting and Auditing. Accounting and ICOFR issues that could cause material misstatements in the financial statements and auditing issues, particularly those pertaining to the independence of the independent auditor;

-        Rule Violations. Violations of capital market regulations and laws and regulations related to our operations or violations of internal rules that could potentially be to our detriment;

-        Fraud and/or suspected corruption. Fraud and/or suspected corruption committed by our officers and/or employees; and

-        Code of Ethics. Dishonorable actions on the part of the Directors or Management could damage our reputation or cause us to suffer losses. Dishonorable actions on the part of the Directors or Management include: dishonesty, potential conflicts of interest, or giving misleading information to the public.

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We have also established a working mechanism between the Audit Committee and the Internal Audit and the Investigation Committee, including protocols with Telkomsel, to follow up the complaints we receive. The whistleblower program has been communicated to and is understood by employees.

In 2011, the Audit Committee followed up 9 complaints that fulfilled the requirements in the following complaint categories: accounting, internal control, rule violations, suspected fraud, and Code of Ethics violations.

Telkom Group employees or third parties may report complaints concerning accounting and auditing issues, rule violations, suspected fraud and/or corruption and code of ethics violations directly to the President Commissioner or to the Chair of the Audit Committee of PT Telekomunikasi Indonesia, Tbk via email, fax or mail, addressed to:

Email	:	ka301@telkom.co.id
Fax	:	(021 527 1800)
Mail	:	Audit Committee PT Telkom Indonesia Tbk.
Grha Citra Caraka, 5th Floor
Jl. Jend. Gatot Subroto No. 52, Jakarta 12710
And also	:	http://whistleblower.telkom.co.id/

Complaints must fulfill the following conditions:

-        Be submitted by email, fax or letter.

-        Provide information concerning an issue of internal control, accounting, auditing, breach of rules, suspected fraud and/or corruption, or violation of the code of ethics.

-        The information reported must be supported by adequate evidence that is sufficiently reliable to be used as preliminary data for a further investigation.

The handling of complaints to comply with Bapepam Rule No.: IX.1.5 and Section 301 of SOA 2001 regarding Public Company Audit Committees must be within the framework of GCG. Setting conditions for complaints is therefore necessary to ensure that complaints are made responsibly and are not slanderous and capable of damaging an individual’s good name or reputation.

During 2011, the Audit Committee conducted 30 meetings. These meetings were held in accordance with the provisions of the Audit Committee Charter and in such a manner so as to facilitate the carrying out of the duties and responsibilities of each member and of the Audit Committee. The number of meetings and members’ attendance are as follows:

Meetings of the Audit Committee

Name	Number of Meetings	Attended	Percent Attended
Rudiantara	30	27	90%
Salam	30	30	100%
Johnny Swandi Sjam	30	20	67%
Bobby A.A. Nazief	30	16	53%
Sahat Pardede	30	30	100%
Agus Yulianto	30	30	100%

Jakarta, March  30, 2012

Rudiantara

Chairman, Audit Committee

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Nomination and Remuneration Committee

The Nomination and Remuneration Committee was formed based on BoC’s decree No.003/KEP/DK/2005 dated April 21, 2005 regarding the Formation of the Nomination and Remuneration Committee.

Duties and Responsibilities of the Nomination and Remuneration Committee

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce GCG principles in the process of nomination for strategic management positions and the determination of BoD’s remuneration. The duties of the Nomination and Remuneration Committee are to:

-         Devise a nomination and selection system for strategic positions within the Company, referring to GCG principles, i.e. transparency, accountability, responsibility, fairness and independence;

-         Assist the BoC who are engaged with the Directors in selecting candidates for strategic positions in the company, i.e. one level under the Directors and similarly for Directors and Commissioners of a consolidated subsidiary that contributes 30% or more of our consolidated revenue, such as Telkomsel. Exclusively for Telkomsel, the Committee’s recommendation would be consultated to the holder of the Dwiwarna Series A Share; and

-         Formulate a remuneration system for Directors based on fairness and performance.

Independence of the Nomination and Remuneration Committee

To ensure their independence in the execution of their duties, the members of the Nomination Committee have no relationship, either directly or indirectly, with the Company.

As of December 31, 2011, the composition of the Nomination and Remuneration Committee was as follows:

Chair	Jusman Syafii Djamal
Members	Mahmuddin Yasin
Bobby A.A. Nazief
Rudiantara
Johnny Swandi Sjam
Secretary/Member	Yuki Indrayadi

Jusman Syafii Djamal – Chair/Commissioner

Jusman Syafii Djamal is the Chairman of the Nomination and Remuneration Committee and is responsible for directing and coordinating the implementation of the Committee’s duties.

Mahmuddin Yasin – Member/Commissioner

Mahmuddin Yasin is a Committee member and is responsible for coordinating input from the controlling shareholder related to nomination and remuneration issues.

Bobby A.A. Nazief – Member/Commissioner

Bobby A.A. Nazief is a Committee member and is responsible for coordinating input from parties related to the controlling shareholder in relation to nomination and remuneration issues.

Rudiantara – Member/Independent Commissioner

Rudiantara is a Committee member and is responsible for coordinating nomination and remuneration issues with management and with independent external parties.

Johnny Swandi Sjam – Member/Independent Commissioner

Johnny Swandi Sjam is a Committee member and also has responsibility for coordinating nomination and remuneration issues with management and with independent external parties.

Yuki Indrayadi – Secretary/Secretary to the Board of Commissioners

Yuki Indrayadi is both the Secretary and a member of the Committee and is responsible for preparing and managing the Committee’s administration and documentation

All the members of the Nomination and Remuneration Committee (except Bobby A.A. Nazief, Mahmuddin Yasin, and Johnny Swandi Sjam) are external and independent members.

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Report of the Nomination and Remuneration Committee 2011

In 2011, the Nomination and Remuneration Committee discussed the following matters in relation to nomination and remuneration:

Nomination

This Committee operates under the authority of the BoC’ Decree No.07/KEP/DK/2010 dated April 30, 2010 regarding the appointment of strategic positions in the Company, i.e.:

1.       To fill positions one level under the Directors as well as the Management (Directors and Commissioners) of strategic consolidated subsidiaries, the Directors must consult with the BoC;

2.       In line with our Articles of Association, to fill the vacant positions on the BoD and Board of Commissioners in a consolidated subsidiary that contributes 30% or more of our consolidated revenue, our Directors must secure the agreement of the BoC.

During 2011, the Committee gave its input on the proposed candidates for certain strategic positions, namely the EGM of the Carrier & Interconnection Service Division, members of the BoD of PT Telekomunikasi Indonesia International (Telin), the EGM of the Telecommunications Infrastructure Division, and the EGM of the Access Division. The Committee also provided input on the candidates for the BoC and candidates for the BoD of PT Telkomsel.

Remuneration

In 2011, the Committee assisted the BoC in formulating the proposal on remuneration for the Directors and Commissioners of the Company, to be proposed to the shareholders. With the assistance of an independent consultant, the remuneration proposal was formulated on the basis of benchmarking against the remuneration of Directors in other telecommunications companies in the region.

During 2011, the Nomination and Remuneration Committee met 17 times.

Meetings of the Nomination and Remuneration Committee:

Name	Number of Meetings	Attended	Percent Attended
Jusman Syafii Djamal	17	17	100%
Mahmuddin Yasin	17	15	88%
Bobby A.A. Nazief	17	17	100%
Rudiantara	17	17	100%
Johnny Swandi Sjam	17	17	100%
Yuki Indrayadi	17	17	100%

Jakarta, March  30, 2012

Jusman Syafii Djamal

Chair, Nomination and Remuneration Committee

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Planning and Risk Evaluation and Monitoring Committee (“PREMC”)

PREMC (previously the Planning and Risk Assessment Committee) was formed pursuant to BoC Decree No.04/KEP/DK/2011 dated March 24, 2011, which is a change from the amendment of BoC Decree No.06/KEP/DK/2006 dated May 19, 2006 and BoC Decree No.02/KEP/DK/2009 dated February 26, 2009.

The objective of the PREMC is to review our long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the BoC. This committee is also responsible for supervising and monitoring the implementation of our business plans. This committee provides comprehensive reviews and necessary inputs in order to fulfill its objective to assist the BoC in reviewing and monitoring the process of executing our corporate plans, budget disbursement for capital expenditure and the implementation of enterprise risk management.

Duties and Responsibilities of the Planning and Risk Evaluation and Monitoring Committee

-         The duties of the PREMC are to:

-         Deliver evaluation reports on our long-term corporate planning the Corporate Strategic Scenario or (“CSS”) and Corporate Business Plan and Budget Rencana Kerja Anggaran Perusahaan or (“RKAP”) proposed by the Directors according to the schedule determined by the BoC;

-         Deliver evaluation reports to the BoC regarding CSS and RKAP execution and the implementation of enterprise risk management;

-         Provide recommendations to assist the BoC in approving CSS and RKAP;

-         Provide recommendations regarding risk management implementation; and

-         Uphold corporate confidentiality according to the provisions in force

The composition of the PREMC in 2011, pursuant to BoC’s Decree No.02/KEP/DK/2011 dated January 14, 2011, was as follows:

Chair	Bobby A.A. Nazief
Members	Mahmuddin Yasin
Ario Guntoro
Johnny Swandi Sjam
Adam Wirahadi
Widuri Meintari Kusumawati

Bobby A.A. Nazief - Chair/Member

As Chair of the PREMC, he is responsible for directing, coordinating and monitoring the execution of the duties of all the Committee members.

Mahmuddin Yasin– Vice Chair/Member

As Vice Chair of the PREMC, he is responsible, together with the PREMC Chair, for providing direction as well as coordinating and monitoring the execution of the duties of the Committee members.

Ario Guntoro – Secretary/Member

Mr. Guntoro’s duties include coordinating the implementation of all the tasks of the Committee and scheduling the implementation of this Committee’s work, while his principal task is the evaluation and monitoring of the achievement of the Corporate Strategic Scenario and capital expenditure. Mr. Guntoro is a professional with experience in the finance, investment and banking industries. After working in the national private banking sector from 1994 to 1999, as a corporate officer and Branch Manager, he worked for the national Indonesian Bank Restructuring Agency (“IBRA”) from 1999 to 2004, eventually becoming the Assistant Vice President of the Investor Relations and Sale of Asset Division and prior to joining the PREMC in 2004 he was a special advisor at PT (Persero) PPA. Mr. Guntoro received a degree in economics from Gadjah Mada University in 1993.

Johnny Swandi Sjam– Anggota

As a member of the PREMC, he is responsible for exercising supervision and monitoring over the implementation of the CSS, the implementation of the RKAP and the implementation of inorganic business growth initiatives.

Adam Wirahadi – Member

Mr. Wirahadi’s principal duties are to monitor the implementation of GCG, including compliance with the legal and regulatory obligations, assessing the impact of regulations on the Company’s activities, monitoring the implementation of enterprise risk management and reviewing compliance aspects of the Committee’s output and decisions of the BoC.

Before joining the PREMC in 2003, he worked for Indonesia’ s Ministry of Finance (1999-2000), for an NGO working in the field of good governance as a researcher (2001-2003) and for a business environment consultancy firm as a regulatory analyst (2001-2003). He was also an expert advisor at the National Parliament (DPR RI) from 2001 to 2002 and was involved in formulating legislation at the Ministry of Trade (2001) and the Office of the State Minister for the Empowerment of State Apparatus (2002). He received degrees in Economics and Accounting (1998) and Law (2007) from the University of Indonesia.

Widuri Meintari Kusumawati - Member

Ms. Kusumawati’s main task is to evaluate the proposals in the Annual Business Budget Plan proposed by the management and to monitor their achievement as well as to monitor the growth of the subsidiaries’ business. Before joining the PREMC in 2004, she worked at the Ministry of Finance (2000-2003) and for a domestic private bank (2003-2004). She graduated from Gadjah Mada University in 2000 with a degree in Economics and Accounting.

All the members of the PREMC (except for Mahmuddin Yasin, Bobby A.A. Nazief, and Johnny Swandi Sjam) are external, independent members.

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Report of the Planning and Risk Evaluation and Monitoring Committee 2011

During 2011, the PREMC exercised supervision and monitoring over the implementation of the current CSS, the implementation of the RKAP 2011, the implementation of the capital expenditure (“capex”) budgeted in the RKAP 2011 including the investments in our subsidiaries and the implementation of enterprise risk management. The PREMC also evaluated the proposed CSS for 2012-2016, the proposed RKAP 2012, as well as other duties entrusted to it by the BoC.

Activities of the  PREMC in 2011:

1.     Corporate Strategic Scenario (“CSS”)

The PREMC monitored the implementation of the Company’s Long Term Plan (“RJPP”)/CSS for 2011-2015, specifically with regard to the current year, and evaluated the CSS proposed for the period 2012-2016, which provided the foundation for the development of the 2011 Corporate Annual Message (“CAM”) and the 2012 RKAP. In line with our strategy of regularly updating corporate long-term plans, the CSS for 2012-2016 contains minor updates to the 2011-2015 CSS, including adjustments to our strategic initiatives covering broadband, wireless, integrated solutions, wholesale, and beyond TIME  services, accompanies by a rearrangement of each business portfolio, inorganic strategic plans, and financial projections.

2.     Annual Business Budget Plan

In the execution of the 2011 RKAP, the BoC instructed the BoD to take certain important measures, including:

-        Strengthening and improving our share of the cellular market in terms of both revenue and customers;

-        Taking measures to ensure that the growth of each business unit is at least on a par with average growth in the industry;

-        Optimizing capex deployment in line with the stipulated plans and targets; and

-        Vigilantly monitoring subsidiary revenue growth in excess of Rp1 trillion.

In its monitoring of the implementation of the 2011 RKAP, the PREMC focused, among other things, on the Company’s efforts to accelerate revenue growth from the new wave businesses and strengthen the performance of the legacy business. The acceleration of new wave revenue growth covered broadband, data communication and information, media, and edutainment services. Efforts to strengthen the legacy business included revitalizing the wireline, fixed wireless, and cellular businesses. Besides revenue, cost control was also a focus in monitoring the 2011 RKAP performance. The PREMC judged that, with cost increases outpacing revenue growth, EBITDA achievement was under considerable pressure, so they advised management to make efficiencies in operations and maintenance. At the same time, corporate action was taken with respect to human resource costs by increasing the allocation for early retirement scheme.

To monitor the performance of the subsidiaries, three subsidiaries in addition to Telkomsel were a focus for monitoring in 2011: Mitratel, Metra, and Telin. Mitratel, as a tower provider, booked a significant increase in revenue compared to the prior year. To balance this aggressive growth, the PREMC felt that improvements in the organization and human resources were needed. With regard to Metra, the Company’s vehicle for acquisitions, specifically in the information, media, and edutainment sectors, the PREMC focused on the achievement of acquisition targets in line with the business plan and the rearrangement of Metra’s portfolio within the Telkom Group. Telin, the Company’s international business services subsidiary, needs to augment its human resources with international competencies, deal with illegal international traffic operators, and consider potential acquisitions for non-organic growth.

To optimize monitoring results, the PREMC makes a number of field visits to monitor progress towards capex deployment and the achievement of the RKAP. In 2011, field visits covered the development of the Mataram-Kupang cable system, the expansion of Jasuka, and the Telkom-3 satellite. Field visits related to performance monitoring covered all business units in the Company’s seven operational areas as well as certain subsidiaries: Mitratel, Sigma, Telin and Indonusa.

3.     Enterprise Risk Management (“ERM”)

The PREMC was charged with monitoring the application of ERM in 2011, including the management of risks that could have a significant impact on the 2011 RKAP (including regulatory risks) and the plans to mitigate them. Some of the risks observed in ERM were in the very high risk category, i.e. risks related to the enforcement of the Regulation on Shared Towers and the local regulations on Tower Levies, as well as the risk of underperformance by Speedy. The PREMC recommended active and integrated action on the tower management regulations in view of their potentially significant impact on the Company’s performance. Regarding the risk of underperformance in Speedy services, the PREMC recommended making improvements in service quality, which should be strictly monitored, evaluating pricing to make it more competitives, and accelerating deployment to meet demand.

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4.     Board of Directors’ actions that required the approval of the Board of Commissioners.

In 2011, the PREMC reviewed, among others, the following BoD actions that required the approval of the BoC:

-        Investment in infrastructure for EVDO-based Flexi mobile broadband services;

-        Capital injection to Telin to finance the acquisition of a 51% stake in Royal Milicom, a shareholder of  CamGSM, on certain conditions;

-        Financing for the development of Sigma’s Data Center business;

-        Funding for Mitratel;

-        Investment in infrastructure for the Palapa Ring (Ring 10) Sulawesi-Maluku-Papua Cable System, with the PREMC’s recommendation to add the Ambon-Kendari section; and

-        Write-off of assets in relation to the network modernization program based on the TITO model.

During 2011, the PREMC produced various reports and evaluations. The details are shown below:

	CSS	RKAP		CAPEX		ERM	Corporate Action (CA)
		2011	2012	2011	2012
Report	1	21	0	15	0	11	0
Evaluation	2	2	2	3	1	14	2

The PREMC held 25 committee meetings in 2011, as follows:

Meetings of the Planning and Risk Evaluation and Monitoring Committee

Name	Number of meetings (*)				Attended		Percent Attended
	CSS	RKAP	ERM	CA
Bobby A.A. Nazief	2	13	4	0	19		78%
Mahmuddin Yasin	2	11	1	0	14	(**)	59%
Johnny Swandi Sjam	2	15	4	2	23		93%
Ario Guntoro	2	17	4	2	25		100%
Adam Wirahadi	2	17	4	2	25		100%
Widuri Meintari Kusumawati	2	17	4	2	25		100%

(*)     Excluding 2 internal meetings.

(**)     Power of Attorney received in the absence of the Vice Chair.

Jakarta, March  30, 2012

Bobby A.A. Nazief

Chair, PREMC

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5)    Board of Directors’ Committees

In line with our Articles of Association, our BoD is collectively responsible for our entire operation, including the authority to take any and all actions in the management of the Company while abiding by the prevailing laws and regulations. In fulfilling this responsibility, the BoD has established mechanisms for decision-making and approval through its Executive Committees (with joint approval authority) as the execution of the BoD charter.

The BoD is assisted by these Executive Committees in approving and determining operational policies and activities in line with the function of each committee. The existence of the Executive Committees is therefore expected to accelerate the BoD’s decision-making process and make it more efficient. The chairs and members of each Committee are company employees and in executing their duties, the Committees may call upon independent sources. By a Decree of the BoD, the Executive Committees are authorized to approve and determine operational policies/activities that require the approval of two or more Directors, or that originate from one or more of the Directors.

Since 2007, pursuant to BoD’s Decree number KD.59/HK.000/COP-D0021000/2007 and amendment number KD.33/HK.000/COP-D0010000/2009; the following Executive Committees have been established to assist the BoD:

1.       The Ethics and Human Capital Committee, which has the authority to approve and determine policies on human capital, the application and enforcement of GCG, corporate ethics and employee discipline.

2.       The Corporate Social Responsibility (“CSR”) Committee, which has the authority to approve and determine policies and operational activates related to CSR;

3.       The Regulation Committee, which has the authority to approve and determine proposals or draft regulations and the corporate position on regulatory issues;

4.       The Subsidiary Management Committee, which has the authority to:

a.       Approve or determine strategic plans, direction and policy related to the management of the business and the management of risks in the subsidiaries;

b.       Approve business transactions and/or initiatives related to the subsidiaries, in order to expedite the decision making process by applying GCG practices and prudential principles;

c.        Approve proposed actions of the BoD of a subsidiary that, according to the Articles of Association of the subsidiary must have prior written approval from the Company as the subsidiary’s shareholder;

d.       Approve corporate actions planned by the subsidiaries, such adding or reducing capital (new share issue/capital /divestment) in the subsidiaries, or mergers and acquisitions;

e.        Approve items proposed for a subsidiary’s AGMS agenda that are submitted in writing by the BoD, BoC or shareholders who, according to the provisions of the Articles of Association of the subsidiary, are entitled to propose items for the agenda of the AGMS of the subsidiary;

f.        Approve the planned decisions of the AGMS of a subsidiary that will be conveyed by the deputy or proxy of the Company as a shareholder at the subsidiary’s AGMS, including decisions on the use of the subsidiary’s net profit, the components and amount of the remuneration and/or compensations awarded to the members of the BoD and members of the BoC of the subsidiary, which, according to the provisions of the Articles of Association of the subsidiary, require the approval of the Company as the shareholder; and

g.        Conduct fit and proper tests on candidates for the BoD and/or BoC of a subsidiary who are from outside our Company.

5.       The Risk, Compliance and Revenue Assurance Committee, which has the authority to approve and determine policies/initiatives on risk management, including:

a.       Determining our risk profile and risk appetite;

b.       Determining polices on risk management and compliance;

c.        Eliminating inefficient business processes, strengthening internal control and mitigating risks;

d.       Supervising the effectiveness of revenue assurance; and

e.        Recommending actions to prevent or rectify the potential for leaks in the revenue.

Other executive committees that are not directly related to the application of GCG are the Costing, Tariff, Pricing & Marketing Committee, the Treasury, Finance and Accounting Committee (“Treasury and Finance Committee”) and the Product, Infrastructure and Investment Committee (“ Investment Committee”).

In line with changes in our business and organization, the BoD has reviewed and simplified the Executive Committee structure and formalized the Executive Committees in Company Rule number PD.608.00/r.00/HK.000/COP-D0030000/2001, effective since October 28, 2011, such that the Executive Committees are now as follows:

-         Ethics and Human Capital Committee;

-         Treasury and Finance Committee;

-         Subsidiary Management Committee;

-         Investment Committee;

-         Risk, Compliance and Revenue Assurance Committee; and

-         Disclosure Committee.

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6)    Corporate Secretary/Investor Relations (“IR”)

Headed by a Vice President (“VP”) reporting to the Finance Director, the Investor Relations (“IR”) is responsible for preparing the provision of information in the process of interrelations between the Company and our shareholders in accordance with the specified rules in relationship management and maintaining systematic feedback mechanisms to enable management respond to shareholder and capital market dynamics appropriately and effectively. The primary activities of the VP Investor Relations are as follows:

a.       Directing, organizing and controlling the processes of administration, fulfilling requests for information (for annual reports, press releases and filings) through online media, designing the details of meetings and presentations, and disseminating statements;

b.       Coordinating the organization of shareholder relations which include responding to requests for information from shareholders;

c.        Coordinating the investor relations management program which includes identifying targets for interaction, developing approaches to all investors and other activities related to fostering more intensive investor interest;

d.       Coordinating the information development program which covers the development of information platforms, managing feedback, managing strategic information related to share price fluctuations and trends and other activities related to enhancing the value of the Company’s information;

e.        Coordinating the organization of annual meetings and conference calls;

f.        Coordinating the organization of communications media in the production of regular reports and releases (disclosures), filing documents, website management and other activities related to providing information required by the investor and capital market communities; and

g.        Providing recommendations/advices to the BoD on matters related to corporate actions in response to investor information and matters related to the capital market.

The current VP Investor Relations is Agus Murdiyatno. Mr. Murdiyatno, 41, joined the Telkom Group as Director and Chief Operating Officer of PT Sigma Cipta Caraka in June 2009. On November 1, 2009, he was appointed as Vice President Investor Relations/Corporate Secretary of our Company. He began his career as a financial auditor at the Supreme Audit Board of the Republic of Indonesia in 1990. In 1996, he joined Coopers & Lybrand’s Jakarta Office as Senior Information Systems Auditor. In 1997, he joined Excelcom, a major cellular company in Jakarta, as Revenue Assurance Manager and Information Systems Audit Manager. In 1998, he joined KPMG, where he was responsible for managing the technology risk and internal audit services. In 2003, he started his consulting career by joining Ernst & Young’s Management Consultant Division where he was promoted to Executive Director of Business Risk Services in 2006. He holds a BA degree in Accounting from the State College of Accounting, Jakarta, and is a Certified Information Systems Auditor (“CISA”) and a Certified Internal Auditor (“CIA”).

We are fully aware of two important GCG principles, accountability and transparency. Through our IR and Public Relations units, we continuously strive to ensure that the information released is as accurate, clear, prompt and comprehensive as possible in order to improve and maintain market integrity and stakeholders’ trust.

Public Access to Information

Telkom’s corporate disclosures can be accessed through our website (www.telkom.co.id). Certain disclosures are published in print or electronic mass media or disseminated specifically to employees and their families. Some corporate information is also published in our internal magazine.

In addition, we can be contacted directly at:

Investor Relations

Grha Citra Caraka 5th Floor

Jl. Jend. Gatot Subroto No.52

Jakarta 12710

Tel.: 62-21-5215109

Fax.                : 62-21-5220500

E-mail: investor@telkom.co.id

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Below is a list of our disclosure and coordination activities for fiscal year 2011:

Information Transparency Activities	Number of Activities	Date
Conference Call(*)	3	11 May, 3 August, 1 November
Analyst/Investor Meetings	114

6, 26, 27 January, 7,16, 17, 21 February, 3, 10, 14, 16, 17 March, 4, 6, 7, 13,14, 20, 21, 27, 28 April, 4, 11, 12, 26 May, 1, 3, 30 June, 6, 7, 11, 20, 28 July, 3, 11, 12, 13, 22, 25, 26 August, 7, 14, 15, 16, 19, 21, 22 September, 6, 13, 19, 26 October, 7, 10, 14, 23, 24, 25 November, 1, 6, 12, 14, 22 December

Public Expose	2	5, 6 October
General Meeting of Shareholders	1	19 May
Press Release	9	4 May, 23 May, 24 May, 19 April, 21 April, 29 April, 29 July, 31 March
Investor Conference	5	1-2 March, 9-10 March, 24-25 March, 13-16 June, 29-30 November
Roadshow	1	15-16 November
Investor Visit	1	14-15 July
Newspaper Announcement:
a. GMS	2	4 May, 23 May
b. Financial Statements	1	24 July
c. Dividend	1	24 May
d. Circular	-

*)      A Conference Call is a meeting forum between Telkom’s BoD and investors, both domestic and international, to report the results of the quarterly financial statements through electronic media, namely a teleconference. Conference Calls are usually held to coincide with the publication of Telkom’s Quarterly Report, which is issued in the form of an Info Memo.

The role of the Corporate Secretary is considered highly strategic in ensuring the implementation of GCG, both within the Company and throughout the Group (subsidiary governance).

Pursuant to BoD’s Decree No: 05/2009 dated March 4, 2009 and BoD’s Decree No: 26/2010 dated July 27, 2010, the duties and roles of the Corporate Secretary are performed by a number of different work units:

No.	Duties and Roles of the Corporate Secretary	Person in Charge
1	a. Corporate Governance
	Communicate, coordinate with the divisions concerned, implement, monitor, assess and review governance in the Company.	Head of Corporate Communications &Affairs
b. Foster widespread confidence in management’s ability to manage the Company and build long-term value for stakeholders.
c. Facilitate and enhance the effectiveness of relations between the BoC and BoD, taking into consideration agency problems and prioritizing the check and balance relationship.

d.       Ensure the management of contractual relationships between the owners and managers and the BoC and BoD charter to ensure that there are effective controls on decisions that are not explicitly stated in the contracts and under certain circumstances are necessary to guarantee the continuity of the Company.

e. Balance competencies and the adequacy of information to the BoC and BoD to prevent the occurrence of a competency gap and asymmetric information between the BoC and BoD.
	f. Manage and ensure that the Company’s annual report describes the application of GCG in the Company.	Investor Relations Sub Directorate - DITKUG
	a. CSR	CDC Unit
Coordinate the Company’s activities in relation to the corporate social responsibility (“CSR”) program.
	b. Corporate Philosophy	Organizational Development Sub Directorate – DIT HCGA
Disseminate and monitor the implementation of corporate philosophy, corporate values, systems, business ethics and corporate culture.

	c. GCG Policy	Business Effectiveness Sub Directorate – DIT CRM
Formulate policies and operational frameworks for the management of GCG in the Company, including GCG policy for subsidiary governance.
2	BoD Administration & Corporate Office.	Corporate Office Support Administrations - Sub Unit, Corporate Communications Affairs Unit
Assist the BoD with various activities, information, and documentation, including:

a.       Preparing a special list regarding the BoD, BoC and their families, both in the Company and in affiliated companies that covers their share ownership, business relations, and other roles that could give rise to a conflict between their interests and those of the Company.

b. Making the list of shareholders.
c. Attending BoD meetings and taking minutes.
d. Organizing the GMS.
3	Synergy and Coordination	Business Portfolio Synergy Sub Unit
a. Communication and synergy with the Group Corporate Secretary on information and matters related to the vision, mission and corporate governance management in the Telkom Group.
	b. Communication and synergy of programs in the Telkom Group.	PMO
4	Legal/Regulatory Compliance.	Investor Relations Sub Directorate - DITKUG
a. Compliance with financial and capital market provisions:

1)       Remind and provide input to the BoD to ensure that the Company is always in compliance with and operating according to capital market regulations and upholding the Company’s business ethics and work ethics.

2) Keep track of developments in the capital market, particularly in the regulations that apply in the capital market and international practices related to GCG.
3) As the Company’s liaison or contact person with Bapepam-LK and stock exchanges on which the Company is listed and with stakeholders.
	b. Regulatory Compliance	Regulatory Management Sub Unit –Corporate Communications & Affairs Unit
1) Remind and provide input to the BoD to ensure that the Company is always in compliance with and operating according to the regulations.
2) Keep track of industry developments, particularly in the regulations that currently apply and will apply to the Company.
	c. Compliance with corporate and legal provisions.	Legal & Compliance Sub Directorate – DIT CRM
1) Follow regulatory developments and ensure that the Company always in compliance with the rules and regulations.
5	a. Communication/Disclosure (Liaison Officer).
	1) Communication with financial and investor communities and capital market authorities:	Investor Relations Sub Directorate - DITKUG
2) Manage two-way communications and foster good relations with Bapepam-LK and IDX.

3)       Prepare and communicate information regarding the Company and its prospects accurately, fully and promptly to the capital market community, as well as stakeholders, in cooperation with related divisions.

4) Provide information to shareholders related to the condition of the Company (e.g. press releases, press conferences, media and analysis of macro impacts on the Company’s performance).
5) Publish corporate actions tactically, strategically and promptly.
	b. Communication to the public, customers and internal:	Public Relations Sub Unit –Corporate Communications & Affairs Unit
1) Determine criteria regarding the types and content of information that can be submitted to stakeholders, including information that can be submitted as public documents.
2) Revise the appearance of and arrangements for corporate internal media and maintain good relations with stakeholders by organizing important events.
3) Maintain and update the corporate information that is released to stakeholders, whether through the website, bulletin, or other information media.

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Document on Display

We file or furnish reports, including annual reports on Form 20-F and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials we file with the SEC as exhibits in Form 20-F may be read at the Company’s Investor Relations office. Our Investor Relations office address can be found on page 150.

Internal Audit Governance

Internal Audit

The Internal Audit Unit (“IA”) serves to exercise control over our business activities. For this reason and as governed by the prevailing capital market regulations, IA is directly responsible to the President Director.

Internal Audit Charter

To strengthen the duties and responsibilities of the IA, the IA Charter explicitly describes the vision, mission, structure, status, duties, responsibilities and authority of the IA, the requirements of auditors and the President Director’s and Audit Committee’s approval of the content of the Audit Charter, with reference to the international standards for the Professional Practice of Internal Auditing issued by the Institute of Internal Auditors (“IIA”).

As part of its commitment to the Internal Audit Charter, in 2011, the IA repositioned itself to align with the current organizational format and to enhance its role in support of our business.

Internal Audit Duties and Responsibilities

The strengthening of IA’s position is a strategic activity, intended to formulate the unit’s contribution to our operations. It was executed through a reformulation of IA’s organization in line with its role as a provider of business assurance and internal consulting services. Meanwhile, IA’s strategy and objectives were articulated in the 2011 program of audit and non-audit activities, which was itself the realization of IA’s interpretation of the company’s business direction. This formulation is broadly conveyed in the IA Master Plan 2009-2014.

The IA’s activities are based on a commitment that IA’s mission should be executed methodologically. This means that each stage of auditing and internal consulting, consisting of preparation, implementation and follow-up monitoring must be standardized and measured. Therefore, at the preparation stage, the main reference is risk-based audit methodology, which stipulates that auditable units must be based on a risk rating of the business processes of said units: the higher the risk, the greater need for auditing. Accordingly, in every audit plan, the first thing that should be taken into account is the auditable risk rating based either on the risk register mapped out by the Company or on the professional judgment of IA itself.

In order to facilitate this risk-based audit paradigm, IA has been equipped with a management tool, namely Audit Management Systems (“AMS”), which is an online application system for documenting the implementation of risk-based audits since the beginning of 2009,.

The IA’s role was strengthened by increasing quality assurance on our operations through audit and non-audit activities. The auditing is dedicated to ensuring that any business risks that may arise can be immediately addressed through effective internal controls. If there are deficiencies and/or uncontrollable risks in the control of any business process, they will be subjected to a substantive test which is a further test of the audit object designed to go in depth into the root cause of the issue. For this reason, in 2011, the scope of the audit has included high-risk business areas such as quarterly and year-end financial reporting, the process of disclosure of the Company information required by the capital market authorities on a quarterly and annual (Annual Report) basis, revenue assurance, management of infrastructure readiness and quality, ensuring service progress, and ensuring synergy in the Telkom Group audit process. In addition, as a result of our IDX and NYSE listings, IA regularly and consistently performs tests and assurance on the effectiveness and adequacy of our Internal Control Over Financial Reporting (“ICOFR”). We have undergone an ICOFR audit annually since 2006. We successfully addressed various material weaknesses in our ICOFR in 2008 and have maintained this status until 2011. To support audit operations and spread awareness of the importance of internal control for our business unit, each unit has undertaken a Control Self-Assessment (“CSA”) of the internal controls for which it is responsible. The IA periodically evaluates the results of these CSAs to assess the adequacy of the controls and recommend remedial actions either on their design or their implementation.

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In 2011, we fully implemented the International Financial Reporting Standards (“IFRS”), for all of our transactions and financial reporting. The IA actively supported the preparations for and coordination of the switch to IFRS by reviewing our financial reporting and providing consultations on IFRS-based financial operations.

The following stage involves internal consulting service activities. In 2011, internal consulting focused on the operations of the company which can be categorized as management of infrastructure (production equipment), products, trading and supporting operations, including identifying group financial reporting risk (“GFRR”), formulating subsidiary business processes and human capital management. Internal consulting is more of a pre-emptive solution to ensure that business operations continue to comply with the prevailing regulations.

As part of a Company with a strong commitment to successful GCG, the IA has an important role to play in the whistleblower mechanism which is the domain of the Audit Committee and the Executive Investigative Committee (“EIC”), wherein the Head of IA was appointed as secretary of the EIC. The whistleblower mechanism serves to accommodate any ‘whistleblowing’ by employees and forward such input to management. In turn, if the Audit Committee and EIC judge that certain whistleblower feedback needs to be investigated further, IA will take action to follow it up as part of its audit engagements.

The results of such activities are reported to the President Director and the copied are reported to the Audit Committee. The auditees are also informed of the results so that they can be followed up and remediated.

To ensure that auditees respond adequately to the results of auditing and internal consulting, follow-up activities are monitored. Follow-up activities in the field are usually carried out by the auditees and monitored by IA. For this purpose, the follow up is restricted to significant business process areas and subject to agreed deadlines. During 2011, another focus for IA has been to monitor the follow up of deficiencies discovered in 2010. These monitoring activities have been documented properly.

To retain and build our complement of competent auditors who are capable of playing the roles consistent with the scope of IA’s activities in line with the growth of our business, in 2011, the IA introduced a number of important initiatives, including:

1)       ensuring that our auditors were intensively involved in our preparation for the full adoption of IFRS in Telkom in 2011 through training, internships, seminars and workshops;

2)       having our auditors participate in the direct assistance program organized by PwC;

3)       providing opportunities to participate in training and/or seminars related to our operations; and

4)       providing certificated continued learning opportunities, both local and international.

Since 2007, the IA has been led by Tjatur Purwadi, SE, MM, an employee who has pursued a career in engineering design. He became involved in organizing and improving our accounting policy and eventually served as Vice President of Financial and Logistics Policy before becoming Head of the Internal Audit Unit.

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Internal Audit Structure

Below is Telkom’s Internal Audit structure:

Auditor Independence

Our financial statements for fiscal year 2011 have been audited by PwC. The appointment of the independent auditor for fiscal year 2011 was carried out in accordance with the appropriate procedures by taking into account both the independence and qualifications of the independent auditor.

Fees and Services of the External Auditor

The following table summarizes the aggregate fees billed to us by PwC in 2009, 2010 and 2011, respectively:

	Years Ended December 31,
	2009	2010	2011
	(in millions of Rupiah)
Audit Fees	49,640	41,872	40,503 **
Tax Service Fees*	332	398	70
All Other Fees	500	400	400

*)          Fees paid for tax compliance services for Telin provided by PwC, excluding VAT of 10%.

**)       Including Telkomsel and TSFL; Metra and Sigma; Dayamitra; Telin and Telin PTE Ltd excluding VAT of 10%.

The fees above are the aggregate fees billed to us by PwC in 2009, 2010 and 2011.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by our independent registered public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee’s Charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (a) our Board of Directors delivers to the Audit Committee (through the Board of Commissioners) a detailed description of the non-audit service that is to be performed by the independent public accounting firm and (b) the Audit Committee determines whether the proposed non-audit service would affect the independence of our independent public accounting firm or give rise to any conflict of interest.

Pursuant to Section 10(i)(1)(B) of the Exchange Act and Rule 2-01-(c)(7)(i)(C) under Regulation S-X, Audit Committee Charter may waive the pre-approval requirement for permissible non-audit services where (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided, (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed, and (iii) the performance of non-audit services are promptly bought to the attention of and approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

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IFRS Application in 2011

In 2011, we made a significant change in our financial reporting in relation to the application of International Financial Reporting Standards (“IFRS”).

Although we already apply internal controls over our financial reporting as required by the provisions of SOX Section 404, we had to make significant adjustments to the design and application of our ICOFR in order to comply with the new accounting standards which cover accounting policy, organization and IT applications, followed by the development of competencies for the relevant employees.

Our commitment to IFRS application resulted from a management decision to be an early adopter of the Dewan Standar Akuntansi Keuangan Ikatan Akuntansi Indonesia (“DSAK IAI”) roadmap for IFRS. In 2010, we formed a special working group, known as the IFRS Gugus Tugas, which was responsible for making the preparations for IFRS implementation starting from the assessment phase through the design and implementation phases and finishing with the stabilization phase. We expect to complete the IFRS implementation in 2012.

The IFRS design and application phases are shown below:

Year	Phase	Activity
2010	Assessment

-     Assessment of business processes and IT in Telkom ;

-     Assessment of accounting and practical gaps;

-     Selecting the IFRS 1 option for the initial application of IFRS;

-     Assessment of IT and business processes that affect the implementation of IFRS; and

-     Producing a mock-up of an IFRS financial statement (March 31, 2010).

2010-2011	Design

-     Developing the framework and detailed Chart of Account (“COA”);

-     Developing BRDs for relevant IT applications;

-     Producing a mock-up IFRS financial statement (June 30, 2010);

-     Developing IFRS position papers on important accounting topics;

-     Developing the IFRS group reporting package; and

-     Formulating processes for recognizing and measuring transitional transactions.

2011	Implementation

-     Accounting and Reporting – developing guidelines for the group reporting package, preparation of the IFRS financial statement, IFRS accounting policy, and a blank template for the IFRS financial statement;

-     Data and Technology – implementation of new IT applications (modified);

-     Process and Control – updating and adjusting SOAs and Standards Operating Procedures (“SOPs”) for business processes;

-     Change Management – dissemination and training on accounting and reporting, data & technology, and process and control; and

-     Overall Project Monitoring – monitoring the progress of IFRS implementation and identifying and mitigating risks.

2012	Sustaining

-      Developing and operating a support system for IFRS implementation;

-      Identifying, prioritizing and addressing problems that arise in IT business processes, controls and applications;

-      Managing the re-testing and activation of IT applications and changes in business processes;

-      Checking processes and data quality;

-      Listing activities and developing a roadmap for improvements; and

-      Developing the process of transition from the ’sustain’ phase to the ’business as usual’ phase.

In implementing IFRS, we encountered a number of challenges: as well as having to present our financial statements to the US SEC in line with IFRS standards, we are also required to present them to BAPEPAM-LK in accordance with IFAS, while ensuring that they comply with internal control norms.

In relation to our own IFRS application, we have also been actively supporting the implementation of IFRS in other SOEs as resource persons. Our activities included:

1)       We played an active role in the SOE Coordination Working Group to Anticipate the Application of IFRS in IFAS which included being resource persons and presenters at a workshop on the application of the New GAAP (IFRS) for SOEs;

2)       Telkom provided consultancy services for IFAS-IFRS convergence for an SOE in Indonesia which was the first step in our assistance to other SOEs on the convergence process;

3)       Telkom was the keynote speaker at the IFRS seminar for auditors on the theme of "Internal Auditors Need to Know IFRS Conversion" on April 11-13, 2011 in Bandung; and

4)       We held several disseminations and workshops on IFRS implementation for our subsidiaries.

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Corporate Culture and Business Ethics

Given that an organization is none other than the people within it our morals and ethics are the foundation for the application of GCG in our Company. Learning from our previous management of governance, our application of GCG is an integral part of our approach to excellence in our performance: being profitable, obeying the law, being ethical and instilling an awareness among our employees of our social responsibility to the public as we strive to be a good citizen to ensure that Telkom will continue to grow and be loved by our customers.

Code of Conduct the Telkom Way

We have always aimed to build integrated corporate systems and cultures as a comprehensive approach to the management of our business that will enable us to achieve the objectives of being profitable, obeying the law, and being ethical, as well as fostering an awareness within the company and our employees of our corporate responsibilities towards society as part of being a good citizen. Moreover, we build these systems and cultures in order to realize our aspirations that Telkom will continue to advance, be valued by our customers, be competitive in our industry and be a role model for other companies. Like the two sides of a coin, our system and culture are inseparable: our corporate culture becomes established because we have systems and operate them consistently, and conversely, the systems we design are meaningless without the moral values that underpin our employees’ behavior in their work.

The tradition of building systems and cultures is apparent in each era of Telkom’s leadership. Our corporate culture has continued to evolve in response to the demands of a changing business environment. In 2009, we began the transformation to a new corporate culture known as “The Telkom Way”.

Corporate Values

Our corporate culture, The Telkom Way, has five corporate values: Commitment to the Long Term, Customer First, Caring Meritocracy, Co-creation of Win-Win Partnerships and Collaborative Innovation. These are referred to as 5C.

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Dissemination and Enforcement of Business Ethics

Dissemination is a critical stage in the application of Business Ethics and our application of the same therefore refers to corporate policies KD 05/2005 and KD.43/2006. We continually remind all our employees about business values and ethics through surveys that consist of questionnaires and case studies related to their understanding of GCG, business ethics, integrity pact, fraud, risk management, internal control (“SOA”), whistleblower, prohibition on gratuities, IT governance, ensuring information security and other matters related to corporate governance practices. Such surveys are conducted online through the corporate intranet/media portal and conclude with the employee’s declaration of willingness to uphold and practice our business ethics.

In compliance with the provisions of Section 406 of the Sarbanes Oxley Act (SOA) 2002, our code of ethics applies equally to our Commissioners, President Director, Director of Finance (positions equivalent to a Chief Executive Officer and Chief Financial Officer), Directors and other key officers as well as all of our employees and can be viewed on our website at http://www.telkom.co.id/about-telkom/business-ethics. Amendments code of ethics will similarly be posted on our website.

The understanding and application of business ethics and the results of our surveys are audited both internally and externally through the SOA 404 audit process in relation to the application of a control environment in line with our COSO Internal Control framework at the entity level audit.

Strengthening the Telkom Way and Business Ethics within the Telkom Group

To ensure that we and our subsidiaries implement ethical business practices, we have issued a policy on the application of GCG in the Telkom Group (PD.602.00/r.00/HK000/COP-D0030000/2011) which articulates our measures to strengthen our corporate culture and business ethics within the Group. Our commitment to our code of ethics in managing the Group is as follows:

1.       The Companies within the Telkom Group strive to be Companies that can be role models by operating a strong, healthy and fair business driven by honorable values and complying with the law while respecting all stakeholders.

2.       The Companies within the Telkom Group must operate or manage their business with due attention to ethical business principles and the prevailing laws and regulations.

3.       The Companies within the Telkom Group practice the principles of GCG and are concerned with the public, culture and the environment.

4.       Any act against the law or breach of ethics is forbidden, even if undertaken for business reasons or while under pressure from any party.

5.       Companies protect anyone who reports information about legal violations, unethical actions or other actions that violate the principles of GCG.

Further, as a general guideline on conduct for our employees, we have issued a Code of Ethics for all Telkom Group employees which require every Telkom Group employee to:

1.       Acts and carries out his/her duties honestly and fairly.

2.       Places the interests of the Company above any personal or group interests.

3.       Respects individual rights and diversity as a source of strength for the Telkom Group.

4.       Upholds the corporate culture.

5.       Safeguards corporate assets and maintains the confidentiality of corporate information.

6.       Produces quality products and provides the best service to customers.

7.       Pursues corporate profits and growth by complying with the provisions of the law and business ethics.

8.       Responsible for all his/her decisions and actions.

9.       Upholds and enhances the reputation of the Telkom Group.

10.    Respects the public and environment.

Evaluation of the Implementation of our Corporate Culture

Each year, we conduct an internal survey to assess the effectiveness of the application of our corporate culture and business ethics. This is known as the Business Ethics Family Survey. The survey, which is conducted online to allow us to reach all our employees quickly, asks questions about GCG, business ethics, The Telkom Way, anti fraud, internal control, the integrity pact, the whistle blowing system and more. The survey results from the last three years were as follows: 2009, 78.13 points; 2010, 73.62 points and 2011, 79.07 points out of a possible 100 points.

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Whistlerblower

We have implemented a whistleblower mechanism pursuant to our latest corporate policy, KD.48/2009, to accommodate complaints and guarantee the confidentiality of any employee who makes a complaint or reports a violation.

Whistleblowing System Mechanism

Whistleblowing reports are handled and followed up by the Audit Committee and, if deemed necessary, further investigations will take place.

The Audit Committee will follow up complaints from third parties and particularly from Telkom Group employees in relation to:

-        Accounting and Auditing. Accounting and ICOFR issues that could cause material misstatements in the financial statements and auditing issues, particularly those pertaining to the independence of the independent auditor;

-        Rule Violations. Violations of capital market regulations and laws and regulations related to our operations or violations of internal rules that could potentially be to our detriment;

-        Fraud and/or suspected corruption. Fraud and/or suspected corruption committed by our officers and/or employees; and

-        Code of Ethics. Dishonorable actions on the part of the Directors or Management could damage our reputation or cause us to suffer losses. Dishonorable actions on the part of the Directors or Management include: dishonesty, potential conflicts of interest, or giving misleading information to the public.

The results of any investigating will be reported and evaluated by the Investigation Committee. If further action is required,  the Internal  Audit  Unit will follow it up as part of its audit activities.

Employees or third parties may make a complaint about any matter within the scope of the issues that are regulated.

Utilization dan Output Whistleblowing System

Description	Amount	Notes
Amount of report	9	Report accepted
Fullfill requirement	9	Report follow up
Report category	9	Indication of fraud
Progress report	2	Finalized
	7	Still in process

Material Litigation

Material Legal Proceeding and Cases Involving the Company

In the ordinary course of business, the Company and its subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp67 billion as of December 31, 2011.

The following describes certain proceedings involving us and/or our employees.

Case	Legal Status

The company, Telkomsel and seven other local operators are being investigated by The Commision for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegation of SMS cartel practices. As a result of the investigations on June 17 2008 KPPU found that the Company, Telkomsel and certain local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp 18,000 milion penaltry and Rp,25000 million penalty, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively. Due to that, the operators filed the case in various courts, subsequently,

We believe that the outcomes of the investigations or court rulings on these cases will not have any material impact on our financial condition. See Note 42 to our consolidated financial statements for further details.

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Consumer Protection

As our responsibility to apply GCG to our customers and the public and in line with our mission to provide excellent service, convenience, quality products and competitive pricing, we ensure a continuous flow of communication with our customers. We believe that efficient and proactive communication plays an important role in sustaining the Company as a going concern as well as ensuring that quality remains up to standard.

With respect to upholding after-sales service standards, we have made a commitment to give fair compensation by applying a service level guarantee (SLG). This commitment is articulated in KD DIRJASA No.C.tel.1758/YN000/JAS-53/04 year 2004 and KD ND.C000 No.C.Tel.18/4N000/KNS-24/06 year 2006.

1.       In 2011, we continued to improve our efforts in this regard in order to ensure convenience and protection for our customers by managing product safety, complaints and after-sales guarantees through the following measures, among others:

2.       Guaranteeing the quality and safety of our products and services by ensuring that decision making processes in the deployment of products/services comply with product/service development standards (STARPRO) and the 8 Internal

3.       Capabilities (“IC”) analysis which are applied before the products/services are offered to customers and the public;

4.       Upholding the principle of producing high quality products and services that can deliver maximum benefits and contribute to economic growth;

5.       Consistently maintaining ethical standards in product sales (direct sales) and promotion;

6.       Applying ethical advertising practices, taking into consideration the rules on advertising ethics in Indonesia;

7.       Ensuring that the public has easy access to products and after-sales service;

8.       Supporting healthy competition principles and practices; and

9.       Maintaining a customer satisfaction orientation.

Service Centers and Consumer Complaints Mechanism

We have customer service centers at all our regional and branch offices where customers can visit in person, and we also offer an online complaints center through our corporate website (www.telkom.co.id) as well as a call center that can be reached by dialing “147”.

Communication and Disclosure

In line with the GCG principles of transparency and fairness, we manage corporate communications and disclosure in accordance with BoD Policy No. 13 year 2009 which was formulated in line with the provisions of section 302 of SOA. This policy sets out our disclosure control procedures which are intended to ensure that the company is able to provide assurance that all information disclosed to shareholders, stakeholders and the capital market authorities has been collected, checked, recorded, processed, summarized, and delivered accurately and promptly and fulfills the principles of equal/fair treatment, prudential and full disclosure principles, in compliance with capital market regulations.

Our disclosure procedures guarantee not only the disclosure of our annual reports but also all other significant disclosures, including:

a.       The Annual Report which is submitted to Bapepam and the SEC;

b.         Annual Securities on Form-10;

c.        Semi Annual Report on Form-8;

d.       Circulars to shareholders regarding corporate actions such as mergers and acquisitions, stock splits, share buybacks, tender offers, stock options, divestment, leveraged buy outs, and other corporate actions;

e.        GMS reports;

f.        Public Expose Reports (upon external request);

g.        Presentations by the BoD in connection with roadshows, analyst briefings (internal initiatives), investor conferences (upon external request), public expose materials (upon external request);

h.       Info memos;

i.         Company Profiles;

j.         Press Releases related to investor relations;

k.       Press Releases that are not related to investor relations;

l.         Reports on the Utilization of the Proceeds of Public Offerings;

m.     Ratings Monitoring Notices;

n.       Corporate Financial Summaries, Financial Statement Summaries;

o.       Corporate website; and

p.       Telkom’s internal magazine.

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The principal processes which we carry out in accordance with disclosure procedures include:

-         Representation Process: designing and implementing a Representation Process;

-         Disclosure Committee Establishment: establishing a Disclosure Committee chaired by the Director of Finance and with a membership of senior leaders of the company which determines types of disclosure, i.e. complex or noncomplex disclosure;

-         Management Discussion and Analysis: reviewing, approving and assessing the adequacy of information and ensuring that all material information is disclosed fully, accurately, consistently and according to the applicable rules. The review mechanism uses levels of sub-representation because each party involved in the process of compiling and working together to review disclosures is jointly responsible to the certifying officer/approver for ensuring that all material information disclosed by the Company is accurate, complete and in compliance with both internal and external regulations and must provide clear and comprehensive documentation as well as giving due attention to effectiveness and efficiency as evidence of the process of preparation and review of disclosures;

-         External/Specialist review: for certain disclosures, consultants evaluate the adequacy of the required disclosure provisions, given that we have listings on more than one securities exchange and each exchange has its own provisions;

-         Process/Protocol for BoD review: evaluating BoD disclosures prior to signing/certification by the President Director and Finance Director;

-         Internal Audit: regular audits of the implementation of the corporate disclosure policy with reference to SOA 302 provisions by the Internal Auditor; and

-         Linkage with Section 404 process: constantly aligning our internal control processes with the framework and application of SOX 404 as well as following up on deficiencies if they could impact on the reliability of disclosures.

We disclose the latest corporate information to stakeholders and public investors through various means, including:

-        Info Memos (quarterly);

-        BoD presentations;

-        Press Releases;

-        Responses to questions from the DPR in respect of hearings;

-        Press Conferences; and

-        Interviews with the media.

Because our shares are listed on a stock exchange in the United States of America (the New York Stock Exchange - NYSE), we are subject to the rules of the US capital market authorities, one of which is the Securities Exchange Act of 1934 (“Capital Market Rules”) which require us to submit an Annual Report Form 20-F to the US SEC. In relation to our listing on the London Stock Exchange (LSE) as well as our Public Offering Without Listing in Japan we are required to deliver the following disclosures:

-        Annual Reports;

-        Half Yearly Reports;

-        Semi Annual Reports on Form-10; and

-        Annual Securities on Form-8.

Compliance

Our commitment to run our business according to the highest standards of GCG and compliance is managed by the Legal & Compliance unit under the Director of Compliance & Risk Management. Through this unit, we strive to control and ensure that the policies, corporate decisions and all business activities are in line with the legal provisions and regulations, both those applicable internally, and the external laws and regulations that we have to comply with including the fulfillment of legal aspects of our relations with other parties.

We are proactive in implementing compliance practices up to the business unit level or transactional level and have continued to maintain this up to the present time. Our activities in 2011 included:

1.       Supporting business activities through legal advisory to business units by delivering legal opinions on planned actions and issues in relation to their compliance with the applicable laws or provisions. (Legal Advisory);

2.       Conducting a risk and legal review of planned business initiatives, policies and planned cooperation. (Legal Review of Business & Policy Initiatives);

3.       Settling litigious and non litigious cases (litigation);

4.       Providing data services to external parties as part of our obligation as a telecommunications operator to provide data to Law Enforcement authorities prior to the third quarter, after third quarter transferred to the Risk Management unit;

GCG Implementation Consistency in 2011

Telkom experience and learning in managing GCG has given the Company’s a better understanding on GCG. We believe that in the implementation, GCG is a dynamic system which demanded to be continuously reinforced and renew along with the business changes and proven its support towards business growth, and not as the organization’s barriers.

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We are continuously aligning the implementation of GCG with the dynamic evolving in business. To incarnate it, Telkom implement integrated GCG with the management compliance, risk management and internal control. These practice demanded us to be able to managed Governance, Risk and Compliance (GRC) aligned with the management of business performance and the continuity of the company. It was not simple for the risk management implementation in the beginning and requires time to overcome competency, accuracy in finding the industry and organizations risk and enacting risk as part of employee’s culture. Moreover, with the commitment, consistency and patient from the management, risk management has provided new color and positive contribution in the planning process, decision making and reinforcing GCG implementation at Telkom Group.

Following are several activities which consistency have been maintained to support directed GCG practice with other business:

1)       GCG Telkom Group Reinforcement in supporting Transforming TIME business portfolio in 2011

Following its vision ”To Become a Leading TIME Player in the Region" and the implementation of organization transformation since October 2009 which include the transformation of TIME business portfolio, organization, infrastructure and culture, the company should be able to ensure the corporate managed according to business demand which is a competitive sustainable growth and applying GCG practice.

For the past two years (2010 - 2011) the implementation of GCG continuously adjusted to fit the business demand, therefore GCG which we believe as a dynamic system continuously developed including its subsidiary governance to ensure GCG could support TIME business development plan, in which going forward will actively involved the Subsidiary Companies.

Our commitment on GCG implementation stated under the company policy number PD.602.00/r.00/HK000/COP-D0030000/2011 and the signing agreement by all Board of Commissioner and Board of Director of Telkom Group during Leaders Meeting/Rapat Pimpinan (“RAPIM”) of Telkom Group on 26 July 2011, such as:

(i)       Reinforcement of good corporate governance within the company group (Telkom Group) to ensure no conflict of interest on transaction amongst the parents company and its subsidiary in reference that subsidiary company is an independent corporate;

(ii)     Reinforce group vision, culture and business ethics to be aligned in the growth of Telkom Group;

(iii)    Improving commitment and synergy awareness of group.

2)        Performance Management System

Incarnating the commitment of managing good corporate governance especially in the implementation of accountability principle, Telkom managed its employee performance accountability through Employee Performance Management System as state in Company policy KD.66/2006. In accordance to the purposes and objectives of the policy, the fair objective and transparency applied will be referred to the performance measurement and appraisal guidelines in the mechanism of management contract, assignment of performance indicator according to its scope of work and role of unit and individual within the organization and target agreed according to the Company performance target as stated in the Company plan.

Performance target will be arranged based on Company plan and disseminated into unit, sub unit and all employees in reference to the principle of Specific, Measurable, Achievable, Realistic, and Time Related (SMART). As for the evaluation, it will be conducted periodically (daily, weekly, monthly, quarterly and annually) according to the performance indicator measured using management review mechanism and other application through online basis.

The implementation of management contract assigned based on balance scorecard used to evaluate the Directors performance, higher leader, senior/unit leader and employees which will then be used as a reference to determine the remuneration. Contract management evaluation will be conducted every three months in which the achievement measured by using performance guidebook. In 2011, the system was retained and the quality continuously refined from time to time.

3)       Risk Management Implementation

We have been implementing risk management in reference to the COSO Enterprise Risk Management frame work since 2006, as it is inseparable part in the implementation of GCG and internal control of the company.

Our vision, in related to the risk management implementation is: “Ensuring the risk management as TRUE CULTURE in the business and operational process implementation”. Therefore since 2008, we have drafted a phase of roadmap on the development of risk management in the company as follow:

2008	: making the risk management and compliance as a requirement in every process;
2009	: ensuring the implementation of risk management and compliance;
2010	: making the risk management and compliance as part of the culture;
2011	: ensuring that risk management and compliance runs effectively; and
2012	: being the role model in risk management and compliance amongst State Own Enterprises (BUMN)/telecommunications industry.

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Efforts to integrate risk management as inseparable part in business and operational process

We have done a number of strategies to integrate risk toward transactional level (business and operational process), such as:

-        Develop vision in risk management;

-        Create the environment in the Company which supported the implementation of risk management;

-        Draft a risk management policy as guideline on managing risk in the Company;

-        Continuously develop the competency and learning process of risk management implementation;

-        Determine risk register and periodically evaluate the level of risk and mitigation plan needed to control the risk according to risk register;

-        Determine priority in handling risk and alternative mitigation plan by considering cost and benefit level;

-        Developing information system on risk management and communicate it amongst the staffs in all unit of the Company to improve understanding, knowledge and quality in handling risk; and

-        Conducting monitoring on program implementation and its impact towards periodic risk changes to ensure it is manageable.

Reinforcing Risk Management in 2011

The implementation of risk management in 2011 is directed towards risk in providing real support on business management such as determining risk management as strategic partner in business unit with the following activities:

a.     Determining risk management as one of key performance indicator and its effort will be measured as the achievement of Management Contract/KM (Kontrak Manajemen);

b.     Regularly conducted risk assessment by making risk profile and creating it as input and consideration in drafting Company’s plan;

c.     Measuring risk units quarterly as risk management index in which the performance gauged as Unit Performance Value (Nilai Kinerja Unit) of the risk management achievement;

d.     Continuously empowering risk management in unit level; and

e.     Continuously monitoring, reporting and provide early warning by providing changes in risk condition towards   management which reported every three months as inputs for Directors Meeting and Planning and Risk Evaluation and Monitoring Committee Meeting;

Business Continuity Management

Business Continuity Management is an inseparable part in the Company’s risk management. We have planned Disaster Recovery Plan system to ensure that business and operational is manageable during disaster and to anticipate unstable condition including disaster which often occurred in the past few years. We continue to refine our BCM system and formed a disaster response team called crisis management team with its main task of securing the company assets and guarantee business and operational continuity. Several sector related to business continuity management and disaster recovery plan is an inseparable to our ISO 27001:2005 certificate.

Revenue Assurance Continuity

Revenue assurance continuity is one of the Company’s main concerned. Telkom keeps ensuring no leakage in the revenue through procurement, development and controlling the process system of revenue assurance. There are internal and external factor threatening revenue continuity in our business through leakage which may occur since the beginning of the transaction. Through internal policy number KD.08/2009, Company managed revenue continuity to minimize risk of revenue leakage by managing income in several sectors, including product development, pre-sales/sales, binded regulations, network, intermediary, bills, invoice and proper accounting.

Anti Fraud Program – Fraud Management

Another form of risk management is anti fraud program management in the company in which the implementation referred to internal policy of the company such as:

-        KD.43/HK.290/COP-D0031000/2008, 2 December 2008 regarding Anti Fraud Policy in Telkom;

-        KR.05/HK290/COP-D0031000/2009, 23 October 2009 regarding Guide to Anticipate Fraud Management  Telecommunication in Revenue Cycle for POTS, Flexi, Speedy and SLI;

-        KR.03/HK.290/COP-D0030000/2007, 29 December 2007 regarding Fraud Risk Management; and

-     KD 41/2008 regarding discipline regulation and KD 22/2008 regarding guidance to act as a reference in decision making by Investigation Committee.

Anticipating fraud in financial report, we continuously assessed fraud risk on business process plan related to internal control on financial report as requirement of Sarbanes Oxley (SOX) section 404.

The implementation of anti fraud program is our way to build the company which is free from fraud, corruption, collusion and nepotism by prioritizing prevention effort towards the possibility of unpleasant act through:

-        Prevention act by developing honest business environment, implementing business ethics, developed transparency, create independency, create accountability, develop responsibility and create fairness;

-        Create positive work environment;

-        Minimize potential and opportunity to conduct fraud;

-        Communicate/socialize the anti fraud program;

-        Strengthen company internal control system; and

-        Assessed fraud risk on regular basis.

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As the risk and fraud management implemented in operational level, we developed and implemented a number of application support system such as: enterprise risk management online application (ERM online), revenue assurance application (TRUST), fraud management system application  (FRAMES), security and safety portal/dashboard application.

4)       Internal and Disclosure Control

Consistency in control and disclosure procedure as described above about communication and open information will be implemented in reference to Sarbanes Oxley Act (“SOA”) section 302.

The management control and conduct disclosure procedure, including and not limited to control and procedure planned, to ensure the information required according to Exchange Act and SEC format has been noted, proceed, resumed and reported as assigned. The information will be delivered to the management of the Company including President Director and Finance Director to consider the precise decision making as required.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our CEO  and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Consolidated Financial Statements in accordance with GAAP, and that receipts  and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Consolidated  Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of  December 31, 2011. In making this assessment the Company’s management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective.

Attestation Report of  the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011  has been audited by Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably  likely to materially affect, the Company’s internal control over financial reporting.

The Company is committed to continuing to improve its internal control processes and will continue to diligently review and monitor its financial reporting controls and procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by COSO. The Company will also continue to devote significant resources to the improvement of its internal control over financial reporting over time.

5)       Implementing Integrity Pact and Strengthening Anti Gratification

Consistency in the implementation of Integrity Pact has been started since the policy of Integrity Pact ruled in 2009. The concept of Integrity Pact policy sharpen GCG implementation in the company especially in relation to 9 GCG implementation areas, namely:

-        Integrity Code Integrities;

-        Business Ethics;

-        Avoiding Conflict of Interest;

-        Prohibition to Conduct Gratification;

-        Prohibition to Conduct Insider Trading Transaction;

-        Information Confidentiality;

-        Prevent self enrichment act or other party that will harm the Company’s financial in the area of Procurement and Partnership;

-        Service Integrity; and

-        Company Financial Report Integrity.

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Although the Company has been implementing GCG practice, it is important to provide attention in certain area to prevent financial lost and develop island of integrity as one of the instrument on reforming bureaucracy and preventing Collusion, Corruption Nepotism (“KKN”), the development of integrity is concentrated with the effort to create openness, accountability and participation.

Reinforce Anti Gratification in 2011

The gratification implementation has yet found its effectiveness although the implementation of anti gratification has been done since 2006 through company internal policy number: KF.67/PR180/SDM-10/2006 regarding Prohibition in Conducting Gratification and annual Director Instruction to remind all employees.

Therefore, Telkom together with Komisi Pemberantasan Korupsi (“KPK”), cooperate to reinforce anti gratification, especially gratification category which developed effectiveness of gratification report and formation of Gratification Control Unit/UPG (Unit  Pengendalian Gratifikasi) in the companyin 2011. A number of activities which has been implemented are training of trainer, change agent and assistant in drafting policy management of UPG.

6)       Managing ISO Based Process

Since 1996/1997, Telkom consistently implemented quality management based on ISO and integrate it with advance criteria of performance based on Malcolm Baldrige since 2001. The implementation of quality management system based on ISO and Malcolm Baldrige aims develop governance process and performance through discipline process and good documentation in achieving to be the leading Company based on performance process.

Quality Management System Consistency based on ISO 9000/QM 9004.

A number of certifications have been achieved such as ISO 9001:2008 (quality management system – customer satisfaction improvement) since 1996/1997, QM/ISO 9004:2000 (quality management system – performance improvement) since 2007 and ISO 27001:2005 (Information Security Management System) since 2009.

Leading Performance Management Consistency based on Malcolm Baldrige

The implementation of leading and performance evaluation based on Malcolm Baldrige has been implemented since 2001. The implementation is still applicable to date. In 2011, the implementation and leading performance evaluation based on Malcolm Baldrige is applicable in Unit level, Regional Network Unit and Enterprises Division Unit including UNER, UNES, Unit DBS and Unit CISC.

Expansion ISO 27000 Implementation (Information Security Management System) in 2011

Since 2006, security management system has been implemented through company internal policy number KD.57/HK-290/ITS-30/2006. Since 2009, the system for the strategic product area, has been guaranteed  gradually and certified in Quality Management System of ISO 27001:2005. In 2011, the implementation of ISO 27000 was expanded to other strategic product.

7)       Implementation of Company Good Corporate Governance

Consistency on governance plan is one of management main concern in implementing GCG. According to the company policy plan number KD.74/LB100/CA-20/2006, the management assured that the Company’s plan will be done systematically, simple, organize, integrated according to the company vision and mission, and can be well run according to the planned; and easy evaluation and control when applied.

The Company’s planned model in general consisted of 3 phases of plan, such as:

-        Aligning Stakeholder Expectation

At this stage Company identify the main stakeholders and analyze the expectations of each stakeholders. Telkom’s main stakeholders include shareholders, customers, employees, community, government and business partner. Analysis on stakeholder’s expectation provides useful information to draft strategic plan and target of the Company. GCG role is very important in this phase to align all stakeholder’s expectation and need and avoid conflict of interest.

-        Company Strategic Formulation

At this stage, strategy formulation started by setting Company vision and mission by attending to all stakeholder expectation followed by analyzing organization SWOT (strength, weaknesses, opportunities and treat) in relation to the competency, industry growth, technology changes, customer behavior changes, macro and micro economy, etc.

The next step will be mapping the organization strategic target as stated in Corporate Strategy Scenario (“CSS”) documents. CSS is the highest hierarchy in planning in which used to draft the Company’s plan. CSS drafted based on inputs from Directorate with the guidance from BoD and BoC. CSS expected to complied with good planning requirement such as describing quantitative value, measurable, realistic, easy to understand, challenging, in order and achievable.

Following are reference used by the company in drafting CSS:

1.       Analyzing SWOT to identify internal strength and weaknesses of the Company, business opportunity and competition challenges;

2.       Analyzing business portfolio (Company’s portfolio, product portfolio, Boston Window);

3.       Analyzing market/outreach, brand/modal; and

4.         Formulating Telkom long term strategic plan called CSS consisting of policy, program and financial projection in the next 5 (“five”) years. Telkom will review CSS annually based on internal and external changes in Corporate Annual Message (“CAM”).

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The mechanism of drafting CSS is as follow:

1.       Drafting strategic plan prepared by BoD;

2.       Intensive review by BoC and Planning and Risk Management Committee/Dewan Komisaris dan Komite Perencanaan dan Pengelolaan Resiko (“KPPR”);

3.       Discussion amongst KPPR and technical team management represented by Unit Strategic Investment and Corporate Planning (“SICP”);

4.       Discussion between BoD and BoC;

5.       Drafting CSS final plan by SICP and KPPR; and

6.       BoC and BoD Approval.

-        Business Strategic Implementation

At this stage, CSS described to become a master plan and followed by short term plan or annual plan. In the master plan, target and work plan of the company is set for five years according to its functional plan; meanwhile the short term plan described complete annual target and work plan along with the budget.

A number of business plan and yearly plan at this stage includes:

1.     CSS, a main document of company plan contains vision, mission, recommendation, corporate strategy, initiative strategy, policy and main program drafted in the next five years;

2.     Group Business Plan (“GBP”) or Master Plan (“MP”), Company long term plan in Director levels which is the expansion of CSS;

3.     CAM, direction of President Director on the next one fiscal year of budget priority program used as a reference in drafting working plan for the next one year;

4.     Managerial Working Plan/Rencana Kerja Manajerial (“RKM”), a working plan drafted as the extension of CAM which will be used in drafting RKAP and prepare within one fiscal year;

5.     Company Budget Work Plan/Rencana Kerja Anggaran Perusahaan (“RKAP”), work programs and budget draft for the next one fiscal year frame; and

6.     Work and Budget Plan/Rencana Kerja dan Anggaran (“RKA”), work and budget program drafted within one fiscal year by the Operational Director, corporate functional unit, corporate support unit, business unit, subsidiary company and foundation.

GCG role in the Company’s plan is to guarantee and secure all process and activity plan well carried, responsible, transparent and continuously provide value added to the company, and in line with all stakeholder needs.

8)       IT Governance Implementation

As a Company working on business information, Telkom tried its best to use technology in managing the Company. Almost all spots in Company value chain has been integrated into IT network. Besides operating the network of all infrastructures in production, Telkom has benefited IT network in all of its important aspect in the management such as finance, logistic, human resource as well as service to the employees, customers, suppliers and other stakeholder.

Telkom management believes with the wide implementation of IT in the Company which directly improved the Company Governance. Besides supporting the implementation of transparency, accountability, responsibility, independency and fairness, IT will ease the socialization, monitoring and enforcement.

The formation of IT General and Application Control through risk measurement has provide contribution in IT beneficial as supporting factors and instrument in facilitating Telkom business in the presence as well as going forward.

The framework of IT governance referred to COBIT (Control Objectives for Information and related Technologies) as stated as Information System Security (KD.57/2008) includes:

-        Information, data/information management system, network and support facility as an important information asset for the Company;

-        Implementation of information security system to secure asset integrity and information, to maintain competitive value, cash flow, profit, law enforcement and Company’s commercial image;

-        Implementation of information security system includes risk assessment, security assessment, law enforcement and business need; and

-        Achievement of information security system could be reached by implementing equal understanding, controlling, monitoring and evaluating towards the policy implementation.

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Following are samples of our IT governance practice:

a.     User Access Review, in operational level, all user in each information system application assigned according to its authority as stated in Distinct Job Manual (“DJM”) and all changes occurred in any application changes, organization changes, employee relocation, employee retirement and many others evaluated in regular basis to ensure its security;

b.     Password Management, to secure misused of application for operational, and password need to be periodically changes, and misused of password is violation on employee behavior and will be sanction as stated under company policy (KR.30/2007);

c.     Audit Log/Audit Trail, in IT operational management, all application must be able to store all transaction and event. This is to secure accountability of information system, therefore all events could be traced and all incidents could be proven for inspection purposes such as fraud, preventing unwanted occasions, mistake recovery and feedback to improved the system; and

d.   End User Computing, in the usage of independent application for operational level, each computer users must be managed and regulated according to standard of end user computing stated by the Company.

In 2010, Telkom received BUMN Award as the best IT in BUMN sector measured from customer, relation and network aspects.

9)       E-procurement Implementation

As part of commitment in implementing GCG and Integrity Pact, Telkom continuously in consistent to manage procurement process and partnership based on transparency, accountability and equality. Since 2004 procurement process had been held electronically through e-auction  system via JALINTRADE application. With this application, all tender and negotiation process are computer based and conducted fairly and transparently.

We will continuously improve the quality of e-procurement. Benefits of the applications includes: speed tender process, electronic assignment for tender participant according to the requirement set, electronically appointment, and other benefits related to better quality process, reasonable prices, fairness, transparency and prevent any intervention.

Through e-procurement, physical contact between the vendor/partner and the committee is minimized and all tender activities are carried out through the computer system, which supports transparency by ensuring that all vendors receive the same information.

10)   Human Resource (HR) Competency Development

Following GCG framework formulated, HR competency and capability is one of the importance elements that need to be attended by the Company to perform GCG practice. Good policy and process planned will be optimized if supported with good human resources in conducting the activities.

Telkom continuously managed its HR based on competency (human capital competence based). In the implementation, it is also align to support TIME business portfolio, as stated in HR policy and master plan.

Following are main activities in 2011 related to HR competency:

a.       Evaluating and revising competency directory according to TIME business portfolio;

b.       Adjusting level of capability on each competency align with the transformation of organization;

c.        Conducting competency measurement; and

d.       Developing HR policy and process according to TIME business portfolio related to HR plan, such as recruitment and selection, HR performance evaluation, remuneration, competency development, career development and retirement program.

11)   Knowledge Management

Since Telkom transformed its business portfolio from Infocom to TIME (Telecommunication, Information, Media and Edutainment), knowledge management role become very important to support the Company in sustaining its growth and win the competition.

Business portfolio changes as described in CSS (Corporate Strategic Scenario) generate knowledge part implication due to Telkom which have been focusing in competing T (telecommunication), is demanded to adapt with IME (Information, Media and Edutainment) competition.

Based on this condition, the next strategy on knowledge management is formulated to determine plan and methods in acquiring employee experience and knowledge to become Company’s, and to provide knowledge needed to support implementation of Telkom business strategy.

In order to support the strategy, the Company has provided knowledge management system called KAMPIUN. Each employee have the right to receive knowledge needed by downloading or uploading through system, where using the methods are expected to be used as various solution in solving work problem. KAMPIUN also act as repository of knowledge to improve employee’s knowledge which then encouraged their productivity and work quality.

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Currently, KAMPIUN is prioritized to develop knowledge content related to TIME competency, providing access to employees and “competency migration” from the previous competency to IME as knowledge sharing medium amongst its subsidiary of Telkom Group.

Therefore, drafting and development effort of KAMPIUN content in describing competency directory is very important as an intellectual assets development plan and supporting the company in improving employee’s competency and performance through active involvement, as well as reducing classical training cost.

Knowledge management is not limited to the availability of KAMPIUN, but directed to form sharing knowledge culture which begin with the formation of Community of Practice (“CoP”) as part of improving the company performance.

A number of CoP has provided valuable contribution to the company such as CoP Telkom Corporate Customer Engineer Forum (“TCCEF”), CoP of synergy of State Own Enterprises and Telkom Group synergy, and CoP Creating New Revenue Trough DRC Services.

Beside the impact on human resource improvement and cost efficiency, knowledge management programs also oriented in the efforts of precise knowledge management for solution and real business problem of the company. In another word, knowledge management should be part of the important value chains towards good performance of the company.

The goal of the knowledge management is towards a learning organization, which is a condition where the organization will continuously perform without dependency with particular employee. As the information getting flawless in sharing knowledge, Telkom expected to project itself as Knowledge based Enterprise in 2013.

12)   Management of  Ownership of Information and Intangible Assets

Information and all intangible assets, including research, technology, and intellectual property rights acquired by our assignment and or at our expense are the property of the Company. The Company has a rule regarding the Management of Intellectual Knowledge and Intellectual Property Rights in accordance with PD.605/2011. Through the protection and management of intellectual property we expect to be able to increase income generation and maintain our competitive advantage. Creativity and innovation with regard to new and existing products and services is a corporate asset. We manage a database of creations, brands, industrial designs, inventions, trade secrets, copyrights, trademarks, industrial design rights, patents, and rights to trade secrets. We routinely manage various activities that constitute intangible assets, such as innovation, through our portal http://inovasi.telkom.co.id which can be accessed by all employees.

13)   Relations with Stakeholders

Understanding and aware with stakeholder hopes and needs is part of our GCG management in providing equality and fairness to all stakeholder. Through company cultural approach called The Telkom Way, the management tried to implement the value and cultural of the company by approaching the employee with value that needed to be delivered to all stakeholder and made as inspiration including norms and principles of Corporate Governance.

Following are stakeholder value which has been indentified:

Stakeholder	Stakeholder Value
Customer	Product and service satisfaction level
Accuracy and transparency in invoicing and operating
Guarantee product and service continuity
Shareholder	Continuously provide dividend to shareholder
Increasing trend on share
Adaptable to new environment
Win over market and ready to compete
Continuous growth of financial performance
Guarantee of business governance expansion
World class practice
Employees	Employee Welfare
Good career place
Government	Abide to government regulation
Transparent and abide to tax regulation
Role model for all BUMN
Participant in increasing PDB
Competitor	Fair business competition
Mutual business partner
Resource sharing to press cost
Investor and Finance Community	Transparency in Company Report
Good financial report
Community	Employment
Economy multiplier effect
Provide positive impact for public at large

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Following up Customer and Consumer Complaint

Managing the balance of needs and expectation of all stakeholder in current business era where telecommunications penetration has reached 100% and the growth of voice telephone used has reached its saturation level, and business competition is getting tighter, is a challenges in implementing GCG. A number of customers complaint generally occurred on telecommunications business, therefore we continuously evaluated and improved our service from time to time. For instance, the reason tariff war which affected declining in ARPU and reducing service quality, complain on fix invoice, talk time absorption and many others. Therefore, we address all customers complained immediately as it is part of our commitment in delivering good business ethics and provide customer and stakeholder satisfaction.

GCG Evaluation

In order to acknowledge the achievement of GCG performance, the Company assessed by The Indonesian Institutes for Corporate Governance (“IICG”) on yearly basis which is an independent rating institution on GCG in Indonesia. In its assessment, IICG conducted research and rating on Corporate Governance Perception Index (“CGPI”) towards public company (emiten), BUMN and other company, and determine the rating on several companies including Telkom. As a result, Telkom achieve the best category as: The Most Trusted Company according to GCG measurement which is “GCG as an ethics” in 2011.

CGPI assessment includes four steps with the following value:

1.     Self assessment, Company required fill-up questionnaire according to GCG measurement theme;

2.     Document observation, Company delivered its policy, procedure and other proof to show the implementation of GCG;

3.     Thesis assessment and presentation, company draft on thesis and present its activity in implementing GCG according to the measurement theme and presenting the thesis before the panel of judges; and

4.   Panel of judges observed by visiting Telkom to conduct question and answer, observation and reviewing location to ensure GCG implementation in the company referred to self assessment, documentation and thesis.

Beside judges by IICG, Telkom often appointed by other GCG rating agency as potential nominee as it was seen as one of the benchmark of other company. Following are a number of the achievements:

1.       Most Consistent Dividend Policy and Strongest  Adherence to Corporate Governance Award;

2.       Award from the Finance Asia magazine for category “Best Managed Company”;

3.       Highest award: “Indonesia Most Trusted Companies” on GCG as assessed by independent institutions Indonesian Institute for Corporate Governance (IICG) and SWA magazine for level: “Most Trusted”;

4.       "Indonesia Trusted Company" award based on survey to investors and analysts;

5.       Indonesia Sustainability Reporting Awards (ISRA); and

6.       Best SOE (State-Owned Enterprises) BUMN, Indonesian Institute for Corporate Directorship (IICD) on Corporate Governance (CG) practice for private limited company in Indonesia.

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RISK FACTORS

Risks Related to Indonesia

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

The Indonesian political landscape has changed as a result of the changed governmental structure and the successful organization of direct general elections for the President, Vice President, heads of local governments, and members of the national and regional parliaments (DPR and DPRD). The successes in the 2004 elections were successfully replicated in 2009, when President Susilo Bambang Yudhoyono was re-elected for a second term. Likewise, at the sub-national level, elections for local government heads were conducted throughout 2011 and 2010 without incident.

Labor issues have come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

Moreover, Indonesia has experienced social unrest due to separatist activity in Aceh in the past and in Papua currently. The country has also seen inter-ethnic conflict, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

With each year, Indonesians are becoming increasingly sophisticated with regard to politics and democracy and more mature in expressing their opinions in public and at addressing ethnic and religious differences. Nevertheless, political and related social developments in Indonesia have been unpredictable in the past. There can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombing in October 2005 and the bombing at the JW Marriot and Ritz Carlton Hotels in Jakarta in July 2009.

The police have successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents. Nevertheless, terrorist incidents may continue, and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

Although the police have continued to enhance their anti-terrorist capabilities, there can be no assurance that terrorist activities will not occur again in future, or that if such events do occur, they will not have an impact on business or our securities market price in Indonesia capital market.

Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the continuing the global economic crisis which started in 2007. The 1997 crisis affected Southeast Asia, including Indonesia, while the current global economic crisis that arose from the subprime mortgage crisis in the US put Indonesia’s economy under pressure, although not as severe as in 1997. For nearly three years, the Euro as a currency came under severe pressure, particularly due to the budget deficits within Portugal, Spain, Greece, Ireland and Italy. The Euro crisis has primarily affected the financial sector and has not had a significant or immediate impact on Indonesia’s economic growth, which is expected by the Government to remain positive in 2012. However, if the crisis becomes protracted, or extends to Asia and Indonesia, we can give no assurances that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

In the past, economic volatility had a material adverse effect on both the quality and growth of business in Indonesia, among other things by leading to currency depreciation, slowing economic growth, increasing inflation and interest rates, weakening purchasing power and causing social unrest.

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During 2011, Indonesia’s economy was relatively stable, as reflected in the stability of the Indonesian Rupiah exchange rate at around Rp9,000 per US$1.00 and the Bank of Indonesia rate at 6.75% per annum for most of 2011, single digit inflation in the last two years and positive economic growth. Nevertheless, there is no guarantee that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Adverse economic conditions could result in less business activity, less disposable income available to consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that the recent improvements in economic conditions globally and in the region will continue or that adverse economic conditions will not reoccur.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Indonesian Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. From 2007 to 2011, the Indonesian Rupiah per US Dollar exchange rate ranged from a low of Rp12,400 per US Dollar to a high of Rp8,460 per US Dollar. As a result, we recorded a gain of Rp43 billion in 2010 and a loss of Rp210 billion in 2011. As of December 31, 2011, the Indonesian Rupiah per US Dollar exchange rate stood at Rp9,067.5 per US Dollar.

Although the Indonesian Rupiah’s value was relatively stable in 2011, this trend may reverse should global economic conditions change and the European financial crisis extend to Asia and Indonesia. To the extent the Indonesian Rupiah depreciates further from the exchange rates as of December 31, 2011, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian Rupiah terms. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our other income and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time by time, Bank of Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurances that the current floating exchange rate policy of Bank of Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of this date of the Annual Report, Indonesia’s sovereign foreign currency long-term debt is rated “Baa3” by Moody’s (upgraded from “Ba1” on January 18, 2012) , “BB+” by Standard & Poor’s (upgraded from “bb” on April 8, 2011) and “BBB” by Fitch Ratings (“Fitch”). Indonesia's short-term foreign currency debt is rated “B1/NP” by Moody’s, “B” by Standard & Poor’s and “B” by Fitch. On January 18, 2012, Moody’s upgraded Indonesia’s long-term debt rating to investment grade status.

The likelihood of these agencies reviewing or changing these ratings downwards this year is, based on the information that we have today, low. However, we can give no assurances that Moody’s, Standard & Poor’s or Fitch, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events have been done in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and profit.

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In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including tsunamis in Pangandaran in West Java in 2006 and 2010, an earthquake in Yogyakarta in Central Java in 2006, a hot mud eruption and subsequent flooding in East Java in 2006 and separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009.

The September 2, 2009, earthquake in of West Java caused damage to the Company’s assets. On September 30, 2009 an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets. There were a number of earthquakes detected in 2010, although none of them presented significant risks to our business in general.

Flash floods and more widespread flooding occur regularly during the rainy season from November to April 2011. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption, and occasionally fatalities.  Jakarta experienced significant floods in February 2007 as did in Solo, Central Java, In January 2009, torrential rain caused a dam to burst outside Jakarta, flooding hundreds of homes in a densely populated neighborhood, resulting in the death of approximately 100 people.  Landslides regularly occur in rural areas during the wet season.

There are numerous volcanoes in Indonesia, any of which can erupt without warning.  In October and November 2010, Mount Merapi in Central Java erupted several times, killing an estimated 140 persons, displacing several hundred thousand others in a 20 km radius, causing billions of dollars of property damage and disrupting air travel. Since April 2008, Mount Soputan in North Sulawesi, Mount Egon on Flores Island, Nusa Tenggara, Mount Ibu in North Maluku and Anak Krakatau in the Sunda Strait have shown significant increased volcanic activity.  Mount Sinabung, 60 km (40 miles) southwest of Sumatra's main city Medan, erupted on August 29, 2010 after lying dormant for 400 years. Ash and acrid smoke from the volcano have blanketed villages and crops.

In 2010, our submarine cables forming part of our backbone suffered damage due to a tsunami in West Sumatra and an earthquake in Sumbawa. These were repaired.

Although we have implemented a Business Continuity Plan (“BCP”) and a Disaster Recovery Plan (“DRP”), and test these regularly, and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance cover will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations. In addition, a significant earthquake, other geological disturbance or weather-related natural disaster in a major Indonesia’s cities could severely disrupt the Indonesian economy and undermine investor confidence. Any of these events could materially and adversely affect our business, financial condition, results of operations and prospects.

There are no assurances that future geological or meteorological occurrences will not have a significant impact on Indonesian and its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of avian influenza, Influenza A (H1N1) virus or other epidemics

During the last three years, large parts of Asia experienced unprecedented outbreaks of avian influenza. As of June 2, 2010, the World Health Organization (“WHO”) had confirmed a total of 262 fatalities in a total number of 433 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 115 fatalities in a total number of 141 cases of avian influenza in Indonesia. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. According to the United Nations Food and Agricultural Organization, avian influenza virus is entrenched in 31 of Indonesia’s 33 provinces, increasing the possibility that the virus may mutate into a deadlier form. No fully effective avian influenza vaccines have been developed and an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic.

In April 2009, there was an outbreak of the Influenza A (H1N1) virus, which originated in Mexico but has since spread globally, including confirmed reports in Hong Kong, Indonesia, Japan, Malaysia, Singapore and elsewhere in Asia. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained.

An outbreak of avian influenza, Influenza A (H1N1) virus or a similar epidemic, or the measures taken by the Governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupt if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

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Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As an IDX, NYSE and LSE listed company, we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported in conformity with IFAS; however, we report our financial results to NYSE in conformity with IFRS, which differs in certain significant respects from IFAS, and we distribute dividends based on profit for the year attributable to owners of the parent and net income per share determined in reliance on IFAS

We prepare our consolidated financial statements in accordance with IFAS and regulations of the Capital Markets and Financial Institutions Supervisory Agency (“Bapepam-LK”) and the IDX, we are required to report our financial results to Bapepam-LK in conformity with IFAS.. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the Parent and net income per share. We distribute dividends based on profit for the year attributable to owners of the Parent and net income per share determined in reliance on IFAS. For a summary of certain difference between IFAS and IFRS, see Note 48 to our consolidated financial statements.

Using IFAS results, our profit for the year attributable to owners of the Parent would be Rp11,537 billion and Rp10,965 billion for 2010 and 2011, and our net income per share would be Rp586.54 and Rp559.67 for 2010 and 2011. Dividends declared per share were Rp322.59 for 2010. The dividends per share for the year 2011 will be decided at the 2012 AGMS, scheduled for May 2012.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, or enforce judgments, on us within the United States, or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

We have been advised by Soewito Suhardiman Eddymurthy Kardono, our Indonesian legal advisor, that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 53.2% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2011, the Government had a 14.29% equity stake in PT Indosat Tbk ("Indosat"), our competitor, principally in fixed IDD telecommunications services, and the competitor in cellular services of our majority owned subsidiary, Telkomsel. The Government's stake includes the Series A Dwiwarna  share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to our Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where Government interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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Risks Related to Our Business

Operation Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network (PSTN) for the operation of our fixed-line network and the termination and origination of cellular telephone calls to and from fixed-line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to a fixed wireless network (CDMA), an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive BCP and a DRP, that we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

Our networks, particularly our wireline access network, face both potential physical and cybersecurity threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cybersecurity threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Although we have not experienced a material cyberattack to date, a successful cyberattack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cybersecurity measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyberattack may materially and adversely affect our business, financial condition and operating results. Our networks, particularly our wireline access network face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

A revenue leakage might occur due to internal weaknesses or external factors and if this happened it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems, or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken some preventive measures against the possibility of revenue leakage by increasing control functions in all of our existing business process, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse affect on our operating results.

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New technologies may adversely affect our ability to remain competitive

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Further, we cannot guarantee that we will be able to effectively integrate new technologies into our existing business model.

To maintain and strengthen the growth of our business, we are currently undergoing a transformation to the TIME business. As part of our transformation to a TIME business, we are seeking to develop new businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider and, further, we cannot assure you that we will be able to effectively manage the growth of this business.

We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

Our satellites have limited operational life they may be damaged or destroyed during in-orbit operation. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Telkom-1 and Telkom-2 satellites have a limited operational life, currently estimated to end in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Telkom-1 and Telkom-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

We are in the process of developing the Telkom-3 satellite, which has a 15-year lifespan and higher transponder capacity, and which is scheduled to be launched in the second quarter 2012. Should we fail to launch Telkom-3 on time or at all, or if it fails, leasing transponder capacity from a third party would likely increase our costs of operations and might result in service interruptions.

We maintain in-orbit insurance on our Telkom-1 and Telkom-2 satellites on terms and conditions consistent with industry practice. If damage or failure renders our satellites unfit for use and we fail to launch Telkom-3, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than launching a new satellite. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services, and could adversely affect our business, financial condition and results of operations.

We face a number of risks relating to our internet-related services

We currently provide a range of internet-related services, including dial-up and broadband internet access, and internet-related applications. We face a number of risks in providing these services.

Our networks may be vulnerable to unauthorized access, computer viruses, organized cyber security threats and other disruptive problems. See “Our networks, particularly our wireline access network, face both potential physical and cybersecurity threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results.”

In addition, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. Based on our experience, these types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

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Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain of our borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian Rupiah and a majority of our capital expenditures are denominated in US Dollars. Most of our revenues are denominated in Indonesian Rupiah and a portion is denominated in US Dollars (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Indonesian Rupiah, including the US Dollars, to finance further capital expenditures.

We use a hedging policy to protect our business from extreme currency exchange risk, based on annual net open positions in foreign currency. The implementation of our hedging policy is reviewed monthly to anticipate extreme changes in currency exchange rates.

Although the exchange rate of the Indonesian Rupiah to the US Dollar was relatively stable in 2011 at the level of Rp9,000  per US Dollar, we can give no assurance you that we will be able to manage our exchange rate risk successfully in the future or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2009, 2010 and 2011, our actual consolidated capital expenditures totaled Rp19,161  billion, Rp12,651  billion and Rp14,603  billion (US$1,610  million), respectively. During 2012, we intend to allocate Rp18,871  billion to optimize our legacy fixed wireline business, new wave, infrastructure and support programs. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a preliminary decision regarding an investigation involving us, our majority-owned subsidiary Telkomsel and seven other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law (“Law No. 5/1999”). On June 18, 2008, the KPPU determined that the Company, Telkomsel, XL Axiata Tbk (“XL”), PT Bakrie Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (now Smartfren) (“Mobile-8”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of Law No. 5 / 1999. Mobile-8 appealed this ruling to the Central Jakarta District Court, where XL, Indosat, PT Hutchison CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Selular (“Natrindo”) and our Company were summoned to appear as additional parties to be bound by the proceedings, while the Company and Telkomsel appealed the KPPU’s ruling to the Bandung District Court and the South Jakarta District Court, respectively. On April 11, 2011, the Supreme Court (“SC”) ordered a consolidation of the appeals and appointed the Central Jakarta District Court to handle the appeals. See “Item 8. Financial Information–Consolidated Statements and Other Financial Information–Material Litigation”. The Central Jakarta District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU but we cannot assure you that the KPPU decision will be overturned. If the District Court issues a verdict against the Company and/or Telkomsel, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

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Class action lawsuits were filed against Telkomsel and Indosat during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holding’s prior cross ownership of shares in Telkomsel and Indosat, alleging price fixing of telecommunications services. The plaintiffs withdrew the lawsuit filed with the District Court of Bekasi. On January 27, 2010, the court dismissed the class action filed with the Central Jakarta District Court on the basis that the plaintiffs did not establish their legal standing and that two members of the plaintiff class did not qualify as class representatives. On May 24, 2010, the court dismissed the class action filed with the Tangerang District Court on the basis that the plaintiffs failed to establish their legal standing as class representatives. There can be no assurances that other subscribers will not file similar cases in the future. If a District Court, in any new class action suit, issues a verdict in favor of such plaintiffs, it could have an adverse effect on our business, reputation and profitability.

Forward-looking statements may not be accurate

This Annual Report incorporates forward-looking statements that include announcements regarding our current goals and projections of our operational performance and future business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in "Risk Factors". All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us

Reforms in Indonesian telecommunications regulation initiated by the Government in 1999 have to a certain extent resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continues to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Further, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network.  The Government, through the Ministry of Communication and Information (“MoCI”), has regulated these tariffs since 2007 and presently sets tariffs based on certain specified "costs” reported by ourselves and Telkomsel as dominant service providers, with corresponding cellular network “costs” from Indosat used for comparison.  As regulated by the MoCI, interconnection rates have decreased in recent years.  The current interconnection rates, effective in 2011, reduced rates by an average of 1.5% to 3.0% compared to the previous rates effective in 2008.  See “Item 4. Information on the Company–Regulations–Interconnection.”

To cite another example, in 2008, the Government required telecommunications operators to allow competitors to utilize their towers without discrimination. Our competitors enjoy disproportionately greater potential cost savings than ours under this regulation because we have the largest network and have already spent to build towers in various areas. Further, our competitors gain access to areas they otherwise would have no access to because tower sites in densely populated urban areas are scarce or unavailable while we benefit substantially less because we secured sites in many such areas. See “Item 4. Information on the Company–Regulations–Telecommunications Towers”.

In the future, the Government may announce or implement other regulatory changes which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators, that regulatory changes will not disproportionately reduce our competitors’ costs or disproportionately reduce our revenues, or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business and operating results.

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The Government suspension of premium SMS services could adversely affect the revenues from our cellular phone services and result in sanctions against us

Telkomsel, our majority owned subsidiary which operates our cellular phone services, derived substantial revenues from premium SMS services in previous years. These services include the delivery of music and ringtones, smartphone wallpapers and other graphics, voting in contests and polls and content including horoscopes, Qur’an quotes and news alerts. In 2011, the Indonesia Telecommunication Regulatory Body (ITRB) asked telecommunications companies to deactivate premium SMS services and give users a notice of the deactivations with the option to resubscribe. These companies were also asked to cease promoting premium SMS services until further notice, summarize premium SMS service charges for users and return amounts deducted from them for premium SMS services, and report weekly to ITRB regarding action taken. The ITRB based its action on complaints from consumers that they were charged for services for which they were not aware they had or inadvertently subscribed and from which they had substantial difficulty unsubscribing. Other consumers complained that charges were unclear and difficult to monitor, particularly consumers of prepaid services. The ITRB has clarified that it does not intend to prohibit premium SMS services but to effectively reset such services and give consumers the option to deregister from these. MoCI has expressed support for the ITRB’s action.

The disruption to Telkomsel’s premium SMS services due to the ITRB’s action has resulted in a substantial reduction of our revenues from these services. Similar action by the ITRB or MoCI in the future may likewise reduce or restrict the growth of Telkomsel’s revenues from these services or other related or new products. The ITRB or MoCI may also take more aggressive action that may lead to disruptions in the delivery of Telkomsel’s products or fines or other administrative sanctions. Any of these factors may materially and adversely affect our results of operations and financial condition.

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

Our Company obtained a license and entered the international long-distance service market in 2004, and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the 009 access code, although Bakrie Telecom has not yet obtained an IDD operating license. It is expected that XL Axiata and Axis will be granted IDD licenses in 2012. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government issued regulations assigning each provider of DLD services a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes. Indosat was assigned “011” as its DLD access code. We were required to open DLD access codes in all remaining areas on September 27, 2011.

We do not believe that any of our competitors presently implement the “01X” DLD access codes. The implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and revenues, among other things, all of which may have a material adverse effect on us. We cannot assure you that our access codes will remain intact or be successful in increasing our revenues from DLD services.

New regulations for the configuration of BTS towers may delay the setting up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local Government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructure. These regulations also obligate us to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

These regulations may adversely affect in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local Governments required any changes in the placement of the existing towers.

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The requirement that we share space on our cellular (Telkomsel) towers and our fixed wireless (Telkom Flexi) towers may also disadvantage us by requiring that we allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain.

Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although we do not expect the amount of these fees to be material in 2012, there can be no assurance that they will not be substantial in the future.

Competition Risks Related to Our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. The number of our fixed wireline subscribers decreased by 0.9% at the end of 2010 compared to that at the end of 2009 and increased by 3.6% at the end of 2011. Revenues from our wireline voice services increased by 3.2% in 2010 compared to that in 2009 and decreased by 6.5% in 2011. The percentage of revenues derived from our wireline voice services to our total revenues continued to decrease, from 16.0% in 2010 to 14.4% in 2011.

We have been taking various measures in order to mitigate the impact of loss of our wireline telephone subscribers and stabilize our revenues from wireline voice services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our fixed wireless business is subject to intense competition

Our fixed wireless telephone business faces competition from an increasing number of operators, including Bakrie Telecom and Indosat, as well as mobile cellular services, SMS, VoIP services and e-mail. In addition, there is currently no new frequency bandwidth available from the Government for the expansion of our fixed wireless telephone business, and in densely populated areas, our current fixed wireless operations use substantially all of the available frequency bandwidth that we have been allocated.

Competition in the cellular and fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. The lower average tariffs due to intense competition in the cellular market has in part lead to declining ARPU for Telkom Flexi, with blended monthly ARPU decreasing from approximately Rp22,000 in 2009, Rp15,000 in 2010, and Rp9,500 in 2011.

We have been taking various measures in order to mitigate the impact of intense competition in our fixed wireless business and the limited capacity of bandwidth. However, we cannot assure you that we will be successful in mitigating the adverse impact. Competition may further intensify in the future, which may affect the financial performance of our fixed wireless services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators as well as mobile operators.

Wireless broadband access operators (such as First Media) that received licenses in 2009 for Wi-Max technology began to establish their businesses in the fourth quarter of 2010. Other wireless broadband operators established their businesses in 2012. The increased number of operators will adversely affect our market share and revenues from our Speedy broadband service.

The number of broadband mobile subscribers has increased with the Blackberry’s popularity. The increasing use of mobile broadband services also adversely affects our market share and revenues from our fixed data and internet services.

We have been taking various measures in order to mitigate the impact of intense competition in our data and internet businesses. However, we cannot assure you that we will be successful in mitigating such adverse impact. Competition may further intensify in the future, which may affect the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole

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Competition Risks Related to our Cellular Business (Telkomsel)

Competition from existing service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business, operated through our majority-owned subsidiary Telkomsel, competes primarily against Indosat and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, Natrindo, Smart Telecom and Bakrie Telecom. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

We believe that competition in the cellular services business will intensify further. New and existing cellular services providers may offer more attractive product and service packages or new technologies or the convergence of various telecommunications services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base.

The competitive landscape in the cellular services business may also be affected by industry consolidation. In March 2010, Smart Telecom and Mobile-8 announced that they had entered into a cooperation agreement to use the same logo and brand under the name “smartfren.” On January 18, 2011, Mobile-8 acquired a significant number of shares in Smart Telecom, and on April 12, 2011 PT Mobile-8 Telecom, Tbk changed its name to PT Smartfren Telecom, Tbk, Other cellular service providers may similarly consolidate in the future.

Competition from providers of new technology, together with new entrants, incumbents, and consolidated providers could adversely affect our competitive position, cellular services business, financial condition, results of operations and prospects.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

General

We are exposed to market risks that arise from changes in exchange rates, interest rates, credit risk and liquidity risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2011, assets in foreign currencies reached 31.4% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2009, 2010 and 2011 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2012 or thereafter.

Exchange Rate Risk

Our exposure to exchange rate fluctuations results primarily from sales, purchases and borrowings transaction that are denominated in foreign currencies. The obligations as well as both account receivables and payables are denominated primarily in US Dollar and Japanese Yen. Increased risk of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset partly by time deposits and receivables in foreign currencies with respect to the exchange rate in the future.

The information presented in the following table is based on assumptions of selling and buying rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2011 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2011 were Rp9,060 and Rp9,075 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of
	December 31, 2011		Expected Maturity Date
	Foreign
	Currency	Rp Equiv.	2012	2013	2014	2015	2016	There After	Fair Value
	(million)	(Rp million)	(Rp million)
ASSETS
Cash and Cash Equivalents
US Dollar	139.03	1,260,347	1,260,347	-	-	-	-	-	1,260,347
Euro	7.72	70,038	70,038	-	-	-	-	-	70,038
Japanese Yen	1.18	138	138	-	-	-	-	-	138
Singapore Dollar	1.04	9,398	9,398	-	-	-	-	-	9,398
Malaysian Ringgit	0.01	99	99	-	-	-	-	-	99
Hongkong Dollar	0.04	362	362	-	-	-	-	-	362
Available-for-Sale Financial Assets
US Dollar	6.34	57,418	57,418	-	-	-	-	-	57,418
Trade Receivables
Related Parties
US Dollars	4.73	42,862	42,862	-	-	-	-	-	42,862
Third Parties
US Dollars	88.55	802,386	802,386	-	-	-	-	-	802,386
Euro	0.06	506	506	-	-	-	-	-	506
Other Receivables
US Dollar	24.99	226,626	226,626	-	-	-	-	-	226,626
Australian Dollar	0.01	91	91	-	-	-	-	-	91
Great Britain Pound Sterling	0.03	264	264	-	-	-	-	-	264
Singapore Dollar	0.01	69	69	-	-	-	-	-	69
Euro	0.01	100	100	-	-	-	-	-	100
Other Current Assets
US Dollar	0.16	1,449	1,449	-	-	-	-	-	1,449
Advances and Other Non-current Assets
US Dollar	10.20	92,458	92,458	-	-	-	-	-	92,458
LIABILITIES
Trade Payables
Related Parties
US Dollar	0.41	3,736	3,736	-	-	-	-	-	3,736
Third Parties
US Dollar	427.73	3,879,101	3,879,101	-	-	-	-	-	3,879,101
Euro	1.03	9,337	9,337	-	-	-	-	-	9,337
Great Britain Pound Sterling	0.09	820	820	-	-	-	-	-	820
Japanese Yen	0.51	60	60	-	-	-	-	-	60
Singapore Dollar	0.05	497	497	-	-	-	-	-	497
Malaysian Ringgit	0.18	1,596	1,596	-	-	-	-	-	1,596
Other Payables
US Dollar	0.52	4,675	4,675	-	-	-	-	-	4,675
Accrued Expenses
US Dollar	54.84	497,345	497,345	-	-	-	-	-	497,345
Japanese Yen	35.61	4,165	4,165	-	-	-	-	-	4,165
Singapore Dollar	1.58	14,345	14,345	-	-	-	-	-	14,345
Great Britain Pound Sterling	-	11	11	-	-	-	-	-	11
Euro	0.94	8,546	8,546	-	-	-	-	-	8,546
Australian Dollar	0.01	53	53	-	-	-	-	-	53
Advances from Customers and Suppliers
US Dollar	0.86	7,760	7,760	-	-	-	-	-	7,760
Current Maturities of Long-term Liabilities
US Dollar	66.61	604,169	604,169	-	-	-	-	-	604,169
Japanese Yen(1)	767.90	89,813	89,813	-	-	-	-	-	89,813
Notes
US Dollar	74.75	678,346	351,616	272,402	54,328	-	-	-	678,346
Long-term Liabilities
US Dollar	140.99	1,278,955	-	296,836	296,895	242,319	187,193	255,712	1,278,955
Japanese Yen	9,214.77	1,077,760	-	89,813	89,813	89,813	89,813	718,508	1,077,760

(1) Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, deferred consideration for business combinations and long-term bank loans, which in each case include their current maturities.

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Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and its subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, the Company and its subsidiaries primarily use interest rate and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The actual cash flows from our debt are denominated in Rupiah, US Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2011 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2011 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2011 and (iv) the value of marketable securities is based on the value of such securities on December 31, 2011. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

	Outstanding Balance as of December 31, 2011			Expected Maturity Date
	Original	Rp Equiv.		2012	2013	2014	2015	2016	There after	Fair Value
	Currency
	(million)	(Rp million)	Rate(%)	(Rp million)
ASSETS
Fixed Rate
Cash and Cash Equivalents
Time deposit
Rupiah
Principal	7,065,069	7,065,069	-	7,065,069	-	-	-	-	-	7,065,069
Interest	-	-	-	-	-	-	-	-	-	-
US Dollar
Principal	113.00	1,022,836	-	1,022,836	-	-	-	-	-	1,022,836
Interest	-	-	-	-	-	-	-	-	-	-
Available-for-Sale Financial Assets
Rupiah	303,710	303,710	-	303,710	-	-	-	-	-	303,710
US Dollar	6.34	57,418	-	57,418	-	-	-	-	-	57,418
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	100,461	100,461	6-15.3	100,461	-	-	-	-	-	100,461
Interest	-	-	-	-	-	-	-	-	-	-
Long-term Liabilities(1)
Variable Rate
Rupiah
Principal	10,579,426	10,579,426	-	3,591,992	3,296,988	2,157,391	966,004	259,840	307,211	10,747,350
Interest	1,308,791	1,308,791	9.0-14.0	506,526	415,304	199,797	85,207	31,958	69,999	-
US Dollar
Principal	205.00	1,857,071	-	868,822	420,369	202,354	147,812	147,025	70,689	1,807,079
Interest	7.00	59,213	1.14-6.67	24,992	16,997	8,288	5,175	2,885	876	-
Fixed Rate
Rupiah
Principal	3,000,000	3,000,000	-	-	-	-	1,005,000	-	1,995,000	3,181,005
Interest	2,071,511	2,071,511	-	299,970	299,970	299,970	253,070	203,490	715,041	-
US Dollar
Principal	80.00	725,805	-	94,522	148,868	148,868	94,508	40,168	198,871	761,610
Interest	13.00	117,805	-	30,749	25,287	18,655	12,023	9,187	21,904	-
Japanese Yen
Principal	9,983.00	1,167,573	-	89,813	89,813	89,813	89,813	89,813	718,508	1,203,443
Interest	2,090.00	244,454	-	35,592	32,709	29,925	27,140	24,425	94,663	-
Finance Leases
Rupiah
Principal	467,688	467,688	-	179,156	122,912	92,601	23,975	16,445	32,599	467,688
Interest	130,896	130,896	-	62,783	31,813	16,067	8,626	6,048	5,559	130,896
US Dollar
Principal	42,140.00	42,140	-	16,734	24,099	1,307	-	-	-	42,140
Interest	1,198.00	1,198	-	846	326	26	-	-	-	1,198

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes, deferred consideration for acquisition and long-term bank loans, which in each case include their maturities.

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Credit Risk

The Company and its subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. The credit risk is managed by continuous monitoring outstanding balances and collection of trade and other receivables. Management is confident in its ability to continue to control and sustain minimal exposure of credit risk given that the Company and its subsidiaries have provided sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical loss.

Liquidity Risk

Liquidity risk arises in situations where the Company and its subsidiaries have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to fullfil the Company and its subsidiaries’ financial liabilities. The Company and its subsidiaries continuously perform an analysis to monitor financial position ratios, among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

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SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Article 1 (3) of Law No.40 year 2007 regarding Limited Liability Companies states that “Social and Environmental Responsibility is a Company’s commitment to participate in sustainable economic development to improve the quality of life and the environment in a manner that benefits the Company itself, the local community, and society in general”. Further, Article 74 of the same Law provides the foundation for our fulfillment of our social and environmental responsibilities, better known as Corporate Social Responsibility (“CSR”).

The delivery of our report on Social and Environmental Responsibility in the annual report is the fulfillment of the provisions in Article 66 (2c) of Law No.40/2007 regarding Limited Liability Companies, which state that the annual report must include a report on social and environmental responsibility.

Moreover, as a state-owned company (“SOE”), we are obliged to implement a Partnership and Community Development Program (“PKBL”), which essentially has the same purpose as CSR. The activities carried out under this program refer to Regulation of the Minister of SOEs No. PER-05/MBU/2007 dated April 27, 2007 regarding Partnership Programs between SOEs and Small Enterprises and Community Development Programs.

The funding for our PKBL activities comes from the government portion of our appropriation of retained earnings. For 2011, these funds amounted to Rp302.7 billion. The funding for our CSR program, meanwhile, as mandated by Article 74 of Law No.40/2007, comes from the Company’s budget, and in 2011 amounted to Rp32 billion.

The PKBL funds are used for Partnership Program activities, which include the disbursement of rolling funds and other activities to empower local economies, and Community development activities, which include assistance for the provision of facilities and infrastructure, such as disaster relief and other assistance to communities.  Likewise, CSR funds are used to support the development of facilities and infrastructure and other assistance to communities and to the environmental conservation program.

Overall, our Social and Environmental Responsibility programs in 2011 covered our environmental conservation program, which focused mainly on initiatives to mitigate carbon emissions (“CO2”), the Partnership Program and local economic empowerment, the development of community facilities and infrastructure, and disaster relief and community assistance programs.

Environmental Conservation Program

Our commitment to environmental responsibility is executed through various programs, both in our own internal environment and in the community. We bear full responsibility for the environmental impact of our operations, and seek to keep it as low as possible.

As a result, we need to ensure that we implement environmental friendly practices in all our operational activities. This is done not only to comply with the laws and regulations, but even more importantly to abide by universal ethics, norms, and standards in dealing with climate change issues.

In this regard, we are applying a number of programs, including: energy efficiency, use of renewable energy, waste management, water management and recycling, and environmental counseling and conservation with the community.

As a provider of telecommunications services, we have a relatively low impact on the environment compared to other industries whose operations involve natural resource exploitation. However, we recognize that in the context of global warming, we cannot ignore the environmental impact of our operational activities.

For example, using energy from non-renewable sources, using gasoline for our vehicles, official travel, and using paper all give rise to carbon emissions (CO2), the cause of global warming. As a responsible company, we are strongly committed to playing a role in addressing climate change through various environmental friendly programs.

Although our operations do not have a significant impact on biodiversity, we nevertheless take care to ensure that our operations, particularly the installation of towers in forest areas, do not disturb any protected species and especially those on the International Union for Conservation of Nature (“IUCN”) Red List.

The only other environmental impact of our operations is hazardous waste, although this is relatively insignificant. This is managed using environmental friendly approaches. Waste such as used batteries and lubricating oil from generators is handled in accordance with the prevailing provisions.

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Carbon Emissions Mitigation

We have given due attention to our environmental responsibilities related to carbon emissions (CO2) resulting from our operations, particularly the use of conventional electricity and fuel. While we have not calculated our actual carbon footprint, between 2009 and 2011 we took a number of strategic measures to mitigate carbon emissions.

We also give our support to the development and socialization of innovative and practical technologies that are not only environmentally friendly, but can also deliver direct benefits to the people.

Office Energy Efficiency

We are making the energy systems in our office buildings more efficient. We have introduced various strategic measures to achieve this, including the following:

1.       Use of capacitor banks to optimize electricity usage;

2.       Installation of tinted window film to reduce the external heating effect and thereby reduce the need for cooling or AC use;

3.       Replacement of conventional lighting with energy-saving lighting;

4.       Replacement of chiller ACs with standing ACs;

5.       Strict application of “lights-off” for more efficient electricity use;

6.       Educating employees on energy saving;

7.       Grouping switches to reduce the heating effect and save electricity;

8.       Installation of timers on external lighting; and

9.       Use of notice boards and stickers in various strategic locations to remind employees about water and electricity saving.

In a number of locations, we have made significant energy savings by replacing TDM switches with softswitch technology, which has reduced usage from 59.9A to 23.9A. Since it was first implemented nationwide in 2009, our softswitch project comprises call agents (softswitches) in 12 locations and trunk gateways in 28 locations with a capacity of 275,609 Line Units (LU), adding capacity for fixed lines and supporting access and exchange modernization by replacing the obsolete TDM switches.

BTS Energy Efficiency

Significant energy savings were also derived from the use of outdoor BTS on all Telkom Flexi BTS in Jakarta, West Java, East Java, Kalimantan and Eastern Indonesia. Outdoor BTS are smaller than indoor BTS and do not require housing or air conditioning. Within a year, we have made energy savings and reduced cooling needs by up to 90% or 3,291.3 KVA.

Indoor BTS are still in use throughout most of Sumatra and Central Java. They have been equipped with new, more energy efficient transformers, which have reduced energy costs from Rp5-7 million per month to become Rp500,000 - 600,000 per month. Both of the above investments have resulted in considerable energy savings, and we intend to apply them to all our remaining BTS.

Renewable Energy Use

We have significantly mitigated carbon emissions by shifting our energy consumption pattern from non-renewable to renewable energy.  As a result, our environmental impact with regard to carbon emissions (CO2) is “zero” or “carbon free”.

Although still on a small scale, we have begun to implement the “carbon free” concept in several of our operational activities. Our subsidiary, Telkomsel, has pioneered the use of BTS that are powered by renewable energy derived from solar and micro hydro energy sources.  Using solar cells to power BTS can reduce carbon emissions by up to 961.39 tons of CO2 every year.

Telkomsel is already operating 132 solar-cell based BTS throughout the country in 2009 and 38 more BTS went into operation during 2010, bringing the total to 170 BTS. Telkomsel invested Rp100 billion to develop its solar cell energy system in 2009, and invested a further Rp50 billion in 2010. With 170 solar-powered BTS, Telkomsel now has the largest number of environment friendly BTS of all operators in Asia.

We are also intensifying our efforts to use alternative energy sources in remote sites.

Paperless Office

Another initiative to mitigate carbon emissions is the Paperless Office concept. We have rolled out this concept gradually, using online memo since 1998 in a number of units and nationally since 2004, when it was officially launched by our President Director. To support the implementation of the paperless office, a policy was issued by the HR Director and BISKUNG as No.KR.05/HK000/SDM-60/2004 dated June 10, 2004 regarding the “Guidelines for the Implementation of the Electronic Collaboration System in Telkom”. Since the paperless office was first implemented, we have made it our policy to significantly reduce our paper budget. By keeping paper usage to a minimum, we have also considerably reduced paper waste.

Currently, all units in Telkom use the online memo application for internal memos. In 2011 a total of 271,256 online memos were sent by all our units.

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On the assumption that, on average:

-        Each memo consists of 2 pieces of paper

-        Each memo is sent to 3 recipients

-        Upon receipt, each memo is forwarded to 3 people

We can calculate that 271,256 memos x 2 pages x 3 recipients x 3 forwards equals 4,882,608 sheets of paper or equivalent to 9,766 reams. By using online memo, we have saved 9,766 reams of paper.

No less important is awareness rising on the meaning of the paperless office to ensure that the program becomes routine and effective. We educate employees on implementing the paperless office, including on electronic billing, centralized bill payment by teller, ATM, phone banking, internet banking, mobile banking, and auto debit.

In addition to our contribution in mitigating carbon emissions, the real benefits felt by our customers are considered very significant, for example: faster service, more reliable, and cost saving. At present nearly all our non-corporate (“OLO”) customers are taking advantage of this service. The savings we make also have an indirect impact on our operations. Since rolling out the paperless office concept, we have to provide greater bandwidth to expedite network traffic.

Waste and Hazardous Waste Management

Associated with paperless office concept, our waste is managed in cooperation with the local sanitation office. We exercise routine supervision to control the volume of littering. We also practice responsible waste management and disposal in all our operational offices.

We continue to support the development and dissemination of innovative and practical technologies that are not only environmental friendly, but also provide direct benefits to the public.

Processing of recyclable materials such as used batteries, copper cable and metal materials is handed over to third parties.  Aging appliances and equipment are replaced with new items, and all new AC units must not use Freon R6 or Halon gas so that carbon emissions can be mitigated. To ensure the effective implementation of our freon gas retrofitting policy, we have organized training and certification by PT Pertamina Persero for technicians who handle Musicool.

Management and Use of Recycled Water

Water is vital for life and plays an important role in maintaining the stability of ecosystems. As a result, water management and usage is no less important than mitigating carbon emissions. We have strong commitment to responsibly manage the usage of water.

We only use water in our building operations and for employees drinking purposes. Because our water consumption is relatively low, water sources are indirectly impacted, i.e. from our consumption of water supplied by the Regional Drinking Water Company (“PDAM”) wherever we operate. Even though it is low, we have taken strategic measures to manage our water consumption by water recycling.

Our recycling process involves the use of a charcoal filtration system. The recycled water is used for washing our operational vehicles and watering the grounds of our office premises. We have also made biopore holes and installed rainwater catchment tanks around our office premises.

Bike to Work

To promote healthy lifestyles and mitigate carbon emissions at the same time, we have appealed to employees to cycle to work every Friday. This appeal was first made in 2009, and now in 2011 we are seeing a good response from a majority of employees. We hope that this initiative, which is part of the national “Bike to Work” movement, will eventually become a regular practice among our employees.

Nature Conservation

We have been proactive in fostering a culture of environmental responsibility not only among our employees but also among the general public. This is an important issue in the context of reducing the environmental impact of human activities in general, as well as in support of the national program to address climate change.

As a professionally managed company, Telkom also demonstrated its commitment to environmental conservation by providing assistance to communities to undertake environmental conservation or rehabilitation activities under our Community Development Program.

OBIT (One Billion Indonesia Trees)

As stated in the Top Management commitment on December 23, 2011, Telkom, as an SOE, gives its full support to the OBIT Program as part of the Government’s commitment to reducing greenhouse gas emissions by 26% in 2020. This was reinforced by the Ministry of SOEs’ call to develop 2 million hectares of community forest on Java by 2014.

Having planted 58,700 trees by June 2011, by the end of the year we had succeeded in planting 174,039 trees out of a planned 172,000 trees, or 101% of our target. A total of 28 different varieties of tree were planted.

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Partnership Program and Local Economic Empowerment

Partnership Program activities are intended to stimulate economic growth and develop the economic potential of local communities. This program is targeted at local economic activities that are directly or indirectly related to our core business.

We hope that these activities can empower all levels of society, enabling people and communities to become more self-reliant, and ultimately support the Government’s efforts to reduce poverty in Indonesia.

Activities in 2011 fell into two main categories:

1.       Entrepreneurship training and provision of rollover loans to partner entrepreneurs, under the Partnership Program.

2.       Creativity program under the community development framework.

Partnership Program

In addition to the Minister of SOEs’ Regulation on partnership and community development programs, in implementing this program we also take into consideration alignment with the potential of the communities that will benefit from the program. The primary target of this program is small and medium enterprises (”SMEs”).

They operate in a wide range of business sectors, including industry, trade, agriculture, animal husbandry, estate crops, fisheries, services and other sectors. Training programs and rollover loans are provided according to need. These are adjusted to the local situation and potential in each of the eight sectors.

In 2011, we have organized training on entrepreneurship all over Indonesia. Prospective and current partners took part at a total cost of Rp17.7 billion.

Over the same period, we also disbursed rollover loans to our partner SMEs. A total of Rp302.7 billion was disbursed to 9,189 SMEs.

We follow up the loans by monitoring their use, management and rate of repayment. To motivate all our partners to try their best to make timely repayments, periodic assessments are made and rewards given to those who perform well.

Below are some examples of the economic empowerment activities and entrepreneurship training that took place in 2011:

-       Indigopreneur

This training was developed for the SMEs that have not yet become Telkom partners, using materials on e-commerce, entrepreneurship and banking, IT, imagineering mindset, self-awareness and goal setting for entrepreneurs, creative business and platinum track.

The program objectives are:

a.       Making SMEs as a pillar of the local economy;

b.       Building the capacity of SMEs in ICT;

c.        Optimizing the capacity and endurance of SMEs by fostering patterns of thinking that are creative, innovative, independent and resilient.

During 2011 there were five training batches with 631 participants, all of whom were SME operators from West Java.

-       Brosem Apple Juice (Bromo Semeru A)

Brosem is one of our community development partners in East Java that was selected to take part in a national CSR competition. Brosem is an apple juice manufacturing enterprise in Batu, producing a fresh juice typical of this area from locally produced apples. There are many similar industries producing apple juice but the Brosem product has a distinctive taste, according to the customers: smooth, with just the right amount of sweetness.

Brosem is also one of our Excellent Partners in CD Area V, East Java. In addition to making timely repayments, its management and rapid development have earned Brosem awards from the Governor of East Java, the Mayor of Batu, and the Semen Gresik Awards, and they even received an award straight from Indonesia’s President Susilo Bambang Yudhoyono. With acknowledged capability of management, Brosem has also been able to improve the quality of life of the surrounding community by realizing the labor potential of the local women. This has also helped to overcome the social and environmental problems because there is support for daily needs from Brosem. Brosem’s development began with a rollover loan under the partnership program and supported by Broadband Learning Center facilities developed under the Community Development program.

At the beginning, Brosem’s primary product was apple taffy. In time, however, the focus of production shifted to packaged apple juice, while the apple taffy became a secondary product. The decision to produce apple juice was made on the consideration that people prefer apple juice because of its refreshing qualities. Moreover, apple juice can be consumed on a daily basis. For more information about Brosem, see their website at http://sariapelbrosem.com/.

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The key to Brosem’s success is the quality of the product and good management. To maintain production quality, Brosem has permanent suppliers from a farmers’ group. All the raw materials are quality assured, ensuring Brosem’s distinctive taste.

Brosem currently produces some 300 boxes of apple juice each month in various packaging sizes. However, around national holidays, production increases to 400-450 boxes per month. Every month they can make, on average, Rp11.7 million revenue. Profits have grown over the last few years to around 15-30%, indicating the strong profitability of Brosem as an independent enterprise. Brosem employs 25 people from the local community, of whom four are men and 21 are women. Brosem has a non-discriminative employment policy, meaning that anyone who is qualified is eligible for employment, irrespective of ethnicity, religion, gender, education or occupation.

A total of 200 SME operators in Malang, East Java, were trained on building a creative economy through the internet at the Graha Wangsa Building, Sisir Subdistrict in Kota Batu. We organized training in cooperation with Brosem. The objective was expose SME operators to use internet facilities that could have a positive impact on the growth of their businesses, including by expanding their market.

The training materials covered browsing to filling in product forms on a website, as well as making a site. Materials on communicating with prospective buyers and providing purchasing order forms online. The participants were advised to form groups or cooperatives to ensure that the products and information that appear on the web are more varied and interesting.

Our target for this training is to produce SMEs that will be more creative, not only in terms of product quality, but also in creating attractive packaging so that they can control the market. Eventually we anticipate that these products will be available on modern retail networks in collaboration with Telkom.

-       Patin Fish in Koto Masjid Village and Gadang Island

To the people of Riau, Koto Masjid village and Gadang Island in Kampar District are familiar names. Both villages are famous for their production of patin (silver catfish), and together represent the largest patin producing center in Sumatra.

The majority of the population in both villages makes their living from cultivating patin. The patin hatchery and aquaculture ponds can extend over more than 50 hectares, and can produce on average four tons per day. The major products are not only fresh patin and the hatcheries, but also various processed foods, including patin paste. The market for these products includes cities in Sumatra, and even Malaysia and Singapore.

The man who pioneered the patin fishery business in these two villages is Suhaimi, SPd. An Individual Pioneer Award nominee at the 2011 Indonesia CSR Awards, he started up the business as one of our Partners. Koto Masjid and Gadang Island’s success in developing a patin hatchery and aquaculture business is the result of hard work and cooperation from everyone involved, including Telkom, which provided assistance with financing and development.

The patin fishery business in the village of Koto Masjid is growing rapidly. There are now 776 fishponds full of patin, covering an area of 42 hectares, producing 3 to 4 tons of fresh patin every day. Mr Suhaimi has established a business, CV. Graha Pratama Fish, which covers the Hatchery, Aqua Culture and Artificial Feed enterprises as well as a Fish Processing business that produces nuggets, dried fish and crackers. Three tons of fresh patin will yield 1 ton of dried fish, while fish nugget production is currently around 60 kg for each batch. In 2012, a patin fish processing plant will be constructed, requiring about 3 hectares of land, with the expectation that it will be able to absorb all of the rapidly increasing harvest of patin from Koto Masjid village.

Creativity Program

This program essentially aims to exploit local creativity and grow the economic potential of activities based on Telecommunications Information Media and Edutainment (TIME) technologies. Some of the activities undertaken in 2011 are presented below.

-        Indonesia Digital Community (Indigo)

Indigo or the Indonesia Digital Community is a program that aim to grow digital creativity through cooperation with various communities. The Indigo strategic initiative was launched in 2007 as a means of facilitating the creative community in Indonesia to take advantage of digital technology and build a thriving industry that will contribute to the national economy.

The development of the creative industry is part of our long-term strategy to build and foster dynamism in the ecosystem of the digital communications infrastructure, services, applications, and content industries. Through Indigo, we seek to position ourselves as a provider of tools and facilities that can be used by the creative industry, so that together, we can grow the market for digital creative products in Indonesia.

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 Indigo Digital Music Awards

The Indigo Digital Music Awards is an annual event to show our appreciation for our domestic digital music industry, which is not only thriving but is also benefit in both the public and the environment. Through this event, the Telkom Group aims to show our appreciation for the work of our own people by upholding Intellectual Property Rights (“IPR”), which can be protected through digital media by Digital Right Mechanism (“DRM”) technology.

The Indigo Music Awards are presented to individuals in Indonesia’s music industry who have played a part in driving the growth of the domestic digital business. The judging is based on public appreciation through the use of Ring Back Tones (“RBT”) and full track download, the quality of the musical compositions, and their popularity through TV and radio airplay.

-        2011 Indigo Fellowship

We launched the 2011 Indigo Fellowship on June 12, 2011. This is one of our initiatives to encourage the growth of the creative industry, particularly in the field of digital content under the Indigo banner. The Indigo Fellowship is also expected to nurture new digitalpreneurs in the digital creative business. The theme of the 2011 Indigo Fellowship was: Digital Creativepreneur for National Competitiveness.

Since it was launched, many communities, individuals and groups have taken part in this program. They can register online at www.fellowship2011.plasaindigo.com and propose either personalities or their digital creations to be included in the selection process.

One of the competitive advantages of the Indigo Fellowship is the comprehensive, ongoing system for facilitating the creative industry. This process has four stages:

-        Awake: creating public awareness about the Indigo Fellowship in order to inspire and inform the public about new opportunities in the digital creative industry.

-        Inspire: through storytelling about how and why the creative industry is growing and developing. From zero to hero, finding the potential stars who will be managing the digital creative industry/businesses through creative ideas and networks.

-        Connect: creating an ecosystem that links the creative industry from upstream to downstream and getting its products/services marketed as Telkom Group products and services.

-        Engage: inviting communities and the public to participate in building a lasting and harmonious emotional connection with actors and leaders in the digital creative industry.

The Indigo Fellowship activities reached their climax at the 2011 Indigo Awards when the winners in each category were announced.

1.       Mobile Content & Applications:  digital inventions in the form of content or applications for cellular telephones.

2.       Web Based Content & Applications: digital inventions in the form of web-based applications or content that can be accessed using a PC and internet connection.

3.       Business Applications: digital inventions in the form of business software applications for corporate customers.

4.       Digital Animation/comics: digital inventions in the form of applications or content that can be used on PCs or cellular phones.

Of all the 2011 Indigo Fellowship winners, www.salingsapa.com attracted the greatest interest for its website, which is the first Islamic social networking site developed by a group of junior high school students featuring Khazanah and Al-Quran. These two features have proved to be much in demand by 1.8 million users and 200,000 members in 52 countries all over the world, also has already recorded approximately some 2,300,000 hits despite being less than a year old.

All the 2011 Indigo Fellowship winners will be given the chance to be further evaluated by IT experts for an opportunity to receive venture capital in 2012 in order to turn their ideas into viable products that can be marketed by the Telkom Group.

Disbursement of Partnership Program Funds in 2011 (in million Rupiah):
No	Region	Total
1	Aceh	4,913
2	North Sumatra	12,136
3	West Sumatra	4,242
4	Mainland Riau	6,915
5	Riau Islands	9,845
6	South Sumatra	8,612
7	Jambi	8,582
8	Bengkulu	4,500
9	Lampung	4,649
10	Bangka Belitung	4,425
11	DKI Jakarta	16,877
12	Banten	5,785
13	West Java	59,762
14	Central Java	37,296
15	D.I. Yogyakarta	7,202
16	East Java/Madura	36,731
17	East Kalimantan	12,535
18	West Kalimantan	5,234
19	Central Kalimantan	6,278
20	South Kalimantan	6,432
21	Bali	15,400
22	NTB	4,988
23	NTT	1,748
24	South Sulawesi	2,555
25	Central Sulawesi	2,303
26	Southeast Sulawesi	2,070
27	North Sulawesi	1,530
28	West Sulawesi	670
29	Gorontalo	2,735
30	Maluku	500
31	North Maluku	2,698
32	West Papua	-
33	East Papua	2,555
	Total	302,697

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Total Partners per Region by Business Sector, 2011
No	Region	Industry	Trade	Agriculture	Animal Husbandry	Estate Crops	Fisheries	Services	Others	Total
1	Aceh	25	120	1	6	-	3	58	-	213
2	North Sumatra	63	261	4	7	2	5	103	-	445
3	West Sumatra	14	120	-	8	-	1	28	-	171
4	Mainland Riau	6	85	2	6	67	57	15	1	239
5	Riau Islands	29	294	4	2	3	6	86	-	424
6	South Sumatra	28	269	-	2	1	-	85	1	386
7	Jambi	46	100	4	5	-	27	45	-	227
8	Bengkulu	4	95	-	2	2	11	36	-	150
9	Lampung	36	89	1	-	-	7	41	-	174
10	Bangka Belitung	18	93	1	2	2	-	19	-	135
11	DKI Jakarta	65	324	1	1	-	3	88	-	482
12	Banten	25	106	6	2	-	1	28	-	168
13	West Java	665	588	33	34	7	65	308	4	1,704
14	Central Java	190	433	34	57	2	16	220	28	980
15	D.I. Yogyakarta	41	69	6	20	11	1	42	2	192
16	East Java/Madura	212	632	15	62	-	23	194	3	1,141
17	East Kalimantan	42	281	2	9	2	7	101	2	446
18	West Kalimantan	12	99	14	8	1	2	33	-	169
19	Central Kalimantan	23	175	1	16	2	3	65	-	285
20	South Kalimantan	13	130	-	3	-	1	51	-	198
21	Bali	33	83	-	21	7	2	29	12	187
22	NTB	11	58	1	11	-	2	18	5	106
23	NTT	3	11	-	7	-	2	15	-	38
24	South Sulawesi	12	57	1	4	-	1	14	-	89
25	Central Sulawesi	11	33	1	-	8	-	13	-	66
26	Southeast Sulawesi	3	32	-	1	-	-	11	-	47
27	North Sulawesi	7	16	2	-	1	4	8	-	38
28	West Sulawesi	1	48	1	2	1	1	5	-	59
29	Gorontalo	4	32	1	1	-	-	19	-	57
30	Maluku	2	9	-	-	-	-	4	-	15
31	North Maluku	7	57	-	2	-	3	20	-	89
32	West Papua	-	-	-	-	-	-	-	-	-
33	East Papua	2	33	-	-	-	1	32	1	69
	Total	1,653	4,832	136	301	119	255	1,834	59	9,189

Development of Facilities and Infrastructure for the Community

This program involves our active participation in developing facilities and infrastructure as well as other social and community programs. The objective is to build a harmonious relationship with the community while making a real contribution to the growth and development of a healthy, and prosperous society.

The implementation of this program refers to the Minister of SOEs regulation and to our own community development initiatives. There are four priority programs: education, public services, culture and civility, and health and environment.

Education

This is aimed at improving the quality of education in terms of the expertise, knowledge and behavior of stakeholders, in this case the public and the Telkom Group family. These activities are implemented through the following programs: Bagimu Guru Ku Persembahkan, i-CHAT, and scholarships.

1.       Bagimu Guru Ku Persembahkan (Dedicated to my Teacher)

This program, which has been running for the last five years, is one of our initiatives aimed at bringing higher quality to the world of education in Indonesia. One of the key activities is providing training for teachers as they hold an important role for all educational activities.

In this 5th year, training focused on character building as well as on strengthening interactive teaching materials using IT. The three objectives of the “Bagimu Guru Ku Persembahkan” are as follows:

a.       Making teachers “agents of change” for education in Indonesia;

b.       Broadening teachers’ horizons on ICT;

c.        Empowering and activating the community of teachers who have already been trained.

In 2011, 640 junior and senior high school teachers took part in the program. Trainings were organized in ten locations in Java and Sumatra. Training is held interactively so that the teachers can communicate directly with the facilitators.

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2.       I- CHAT (I Can Hear and Talk)

i-CHAT is an application and portal created by our Research Development Center (“RDC”) unit which is aimed at helping the Deaf community and children with special hearing needs to communicate more easily.

The program allows people with impaired hearing to communicate more easily with the wider community. For example, a deaf person who works as a cashier can communicate with customers using sign language, which is translated through a monitor and into voice form.

The development of the i-CHAT application and portal was driven by a desire to accelerate and broaden public participation in overcoming the challenges faced by the deaf community, particularly with regard to communication.

The application, which is officially available, has two modes. In offline mode, the user has to install the program on a computer, while online mode enables the user to run the application by accessing the i-CHAT website at http://www.i-chat.web.id. This portal now contains the i-CHAT online application, which consists of five modules: Dictionary, Finger Alphabet, Expressions, Thematic, and Sentence Construction.

Since it was launched at the end of 2011, we have reached ten percent of the 45,000 special schools in Indonesia, handing over the i-CHAT program directly to 122 special schools in 17 cities, while another 400 special schools have received the modules.

Public Service

These activities are aimed at improving service to the public with regard to telecommunications services, facilities and infrastructure, and include the INSAN Program, the Broadband Learning Center (“BLC”) Program and digital parks. Other activities include “Mudik Asik” and assistance for the construction of public facilities.

-        Healthy and Safe Internet (“INSAN”)

INSAN is a national program driven by the INSAN socialization team to build awareness about safe and healthy internet use among various sectors of society. Through this program we hope to ensure that the public will benefit and derive added value from using the internet. The INSAN socialization team was initiated by the MoCI with the involvement of various stakeholders, and is open to anyone who is concerned about safe and healthy internet use.

As an SOE that also provides the most extensive internet access service in Indonesia, we have a duty to create awareness about using the internet for positive and productive purposes. Besides bringing enormous benefits for users, the internet can also serve as a gateway for information that oppose to the values and norms of Indonesia’s culture, law and religion.

To prevent any negative impacts resulting from such information, we have launched a domain name system (“DNS”) known as Nawala, which serves as a filter for internet users in Indonesia. DNS Nawala is a non-commercial program that we provide in collaboration with the Indonesian Internet Café Association (“Awari”).

Specifically, DNS Nawala will reduce the entry of negative content that goes against the laws, religious values, social norms, customs and morals of the Indonesian, such as pornography and gambling. DNS Nawala can also block internet sites that contain dangerous content such as malware, phishing sites and so on.

DNS Nawala is available free to internet users all over Indonesia. The protection of internet users, particularly children, is our primary concern in providing DNS Nawala. By providing this program we hope the internet to be a more secure and safe place, so that it can be used optimally in accelerating development and improving national welfare.

-        Broadband Learning Center (“BLC”)

Another activity related to broaden public access to the TIME facilities that we operate is by providing of assistance to develop internet access. The main target is local government offices, for which we provide computers equipped with Wi-Fi facilities.

The role of the BLC at present is:

1.       As a venue for basic training on the internet,

2.       To inform and educate the public through internet training.

3.       To educate SME operators, particularly those who are Telkom partners, by training them on how to create and maintain blogs to market their products online.

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-        Mudik Asik

The Mudik Asik program has two objectives: as a show of our appreciation for our customers and partners, and as our support for the government’s advice to not make a hometown trip by motorcycle. The Mudik Asik destinations include cities in West Java, Central Java and East Java, and several cities in Sumatra. Those taking part included our sales force, independent and roadside outlet operators, Telkom outlet and internet outlet employees, TelkomVision and Infomedia front liners, and Plasa Telkom front liners.

A total of 8,100 people took part in the “Mudik Asik” program in 2011, using 40 buses from Jakarta and 20 buses from Surabaya. Besides a free journey on an air-conditioned bus, each traveler received a bag contains a T-shirt, cap, Flexi voucher, umbrella, fan and drinks and snacks. This program is how we appreciate our customers and partners by providing a safe and comfortable journey home.

-        Telkom Peduli and Telkom Group Coordination Posts 2011

We also demonstrated our concern for those travelling home during Happy Ied in 2011 by establishing Telkom Peduli and Telkom Group Coordination Posts on major routes and at strategic locations such as airports, terminals, stations, ports and tourist attractions.

We set up six Telkom Coordination Posts and four Telkom Group Coordination Posts. In addition, Telkomsel independently operated 803 Telkomsel Siaga Coordination Posts throughout Indonesia.  “Telkom Peduli and Telkom Group 2011 Coordination Posts” were located at the ports of Bakauheni and Merak, the Km 57 Rest Area on the Cikampek Toll Road, the Baitul Amanah Mosque in Rajapolah, the Darusallam Mosque in Indramayu, Kampung Kopi in Banaran, the Fairus Mosque in Batang, Margasana Gas Station in Purwokerto, Duta 1 Restaurant in Madiun and at Pasir Putih Beach, Situbondo.

-        Building Public Facilities

We provide this assistance through our participation in the construction of facilities and infrastructure to be used by the public. This can be based on a local government initiative or that of a non-profit organization working with us.

In 2011, we disbursed a total of Rp44.9 billion under the Community Development program. These funds were used for the development  of public facilities in the following categories: SOEs Care, Natural Disasters, Education/Training, Public Health, Public Facilities, Worship Facilities, and Nature Conservation.

Culture and Civility

We organize these activities to promote efforts to enhance and nurture culture, the arts, sports, spiritual activities and other community activities. One of the most well-known activities is the annual “Speedy Tour,” and support for religious facilities.

-        Speedy Tour D’Indonesia

One of our CSR initiatives to advancing sport activities and social benefit is the ‘Speedy Tour D’Indonesia’ cycle race. The Speedy Tour D’Indonesia is co-organized with the Indonesian Sport Cycle Association (PB ISSI), the organization responsible for developing cycling in Indonesia. Covering a route from Jakarta to Denpasar, the race has 10 stages: West Java, Bandung to Ciamis; Central Java to Tegal, Semarang and Surakarta; East Java, from Pacitan to Madiun then Surabaya, Probolinggo and Banyuwangi before Bali, from Gilimanuk to Kintamani and finish in Denpasar.

In the fourth year, Speedy Tour D'Indonesia was held between October 2, 2011 to October 12, 2011, with the 1,349.4 kilometers distance. The participants consist of 19 teams from seven countries, namely Indonesia, Singapore, Netherlands, Australia, Malaysia, Hong Kong and Germany.

-        Worship Facilities

The Telkom Group participates in efforts to improve the quality of religious life in Indonesia. This is effected through the provision of assistance for constructing or improving places of worship - mosques, churches, and other religious facilities.

In 2011, we distributed Rp6.5 billion for religious facilities through the Community Development Program. This assistance was used to used to build or improve 503 places of worship.

Health & Environment

In 2011 we distributed a total of Rp4.7 billion for public health programs through the Community Development Program. This assistance was used to build or improve  178 activities. Other activities included mass circumcisions, cataract operations, participation in thalassemia awareness activities, the provision of integrated health posts (posyandu) and participation in blood donor drives.

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Natural Disaster Relief and Community Assistance Program

The delivery of relief and assistance to victims of natural disasters is carried out through two mechanisms:

1.       Assistance given directly by us or the Telkom Group through the Telkom Cares Program.

2.       Assistance provided under the coordination of the Ministry of SOEs through the SOEs Care Program, and implemented jointly with other SOEs.

The funds were disbursed to victims of natural disasters that occurred in Indonesia with a realization in 2011 of Rp0.5 billion. The funds supported the purchase of sanitation tents for the Merapi Coordination Post, assistance to victims of tornados in Situbondo and Marunda, assistance for those affected natural disasters in Painai (Papua) and Balloci (Pangkep), and assistance for victims of the Mount Lokon eruption in Manado.

Telkom contributed a total of Rp10.8 billion to the SOEs Care Program in 2011. These funds have been disbursed through various activities, such as the organization of SOEs Care cheap markets in various locations, reforestable in East Nusa Tenggara, assistance to victims of natural disasters in Wasior, Mentawai, assistance for flood victims in Pidie Tangse and tree planting in the Citarum river basin.

Community Assistance

Our concern is not limited to those who have been impacted by natural disasters. We also organize a number of activities aimed at empowering communities to improve their welfare and standard of living.

In support of this program, we allocated a total of Rp5,2 billion which was used to fund various activities during 2011, which included sealing road surfaces in villages in Rukem-Pemalang, digging artesian wells in villages in Wonokerto-Pekalongan, upgrading volleyball courts and futsal fields in Bandung and building clean water and sanitation facilities in Bekasi.

Distribution of Funds through the Community Development Program, 2011:
	Number of Funds (Rp billion)	Activities
Assistance to victims of natural disasters ("AND")	493.4	17
Improving Community Education and Training ("IET")	14,772.5	656
Improving Public Health ("IPH")	4,654.7	177
Building Community Infrastructure and Facilities ("BIF")	5,277.1	332
Improving Religious Activities and Community Worship Facilities ("IRF")	6,503.1	503
Nature Conservation ("NC")	2,435.1	61
SOE Charity ("SC")	10,852.5	7
Total	44,988.4	1,753

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APPENDICES

Addresses and PHONE NUMBER

HEAD OFFICE

GKP Telkom

Jl. Japati No. 1

Bandung 40133

Tel.: (62-22) 452 7101

Fax.: (62-22) 424 0313

Investor Relations

Gedung Grha Citra Caraka, 5th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 521 5109

Fax.: (62-21) 522 0500

Consumer Service Division – Western Region

Gedung Grha Citra Caraka, 10th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 525 8416

Fax.: (62-21) 520 2733

Consumer Service Division – Eastern Region

Jl. Ketintang No. 156

Surabaya 60231

Tel.: (62-31) 828 6250

Fax.: (62-31) 828 6080

Business Service Division

Jl. Letjen S. Parman Kav. 8

Jakarta 11440

Tel.: (62-21) 565 8500

Fax.: (62-21) 565 2800

Access Division

Gedung Grha Citra Caraka, 7th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 529 03482

Fax.: (62-21) 522 1300

Infratel Division

Gedung Grha Citra Caraka, M Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 522 1500, 522 1400

Fax.: (62-21) 522 9600

Enterprise Services Division

Gedung Chase Plaza, 22nd Floor

Jl. Jend. Sudirman Kav.21

Jakarta 12910

Tel.: (62-21) 386 6600

Fax.: (62-21) 386 8400

Multimedia Division

Menara Multimedia, 15th Floor

Jl. Kebon Sirih No. 12

Jakarta 10110

Tel.: (62-21) 386 0500

Fax.: (62-21) 386 6267

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Telkom Flexi Division

Jl. Kebon Sirih Raya No. 36

Jakarta 10110

Tel.: (62-21) 344 7070

Fax.: (62-21) 344 0707

Maintenance Service Center

Jl. Japati No.1, 4th Floor

Bandung 40133

Tel.: (62-22) 452 4129

Fax.: (62-22) 452 4125

Telkom Learning Center

Jl. Gegerkalong Hilir No. 47

Bandung 40152

Tel.: (62-22) 201 4508, 201 4441

Fax.: (62-22) 201 4429

Telkom Supply Center

Jl. Japati No. 1, 6th Floor

Bandung 40133

Tel.: (62-22) 452 6170

Fax.: (62-22) 720 6583

Research and Development Center

Jl. Gegerkalong Hilir No. 47

Bandung 40152

Tel.: (62-22) 457 1050, 457 1051

Fax.: (62-22) 201 3505,

Information System Center

Jl. Japati No. 1, 4th Floor

Bandung 40133

Tel.: (62-22) 452 4228

Fax.: (62-22) 720 1890

Carrier and Interconnection Services Division

Gedung Grha Citra Caraka, 8th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel.: (62-21) 5291 7007

Fax.: (62-21) 5289 2080

Management Consulting Center

Jl. Cisanggarung No. 2

Bandung 40115

Tel. : (62-22) 452 1620

Fax. : (62-22) 452 1549

Telkom Community Development Center

Jl. Japati No. 1, 8th Floor

Bandung 40133

Tel.: (62-22) 452 8219

Fax.: (62-22) 452 8206

Assessment Service Center

Jl. Japati No. 1, 3rd Floor

Bandung 40133

Tel.: (62-22) 452 3359, 452 3360

Fax.: (62-22) 452 3344 , 452 3355

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SUBSIDIARIES

PT Telekomunikasi Selular

Wisma Mulia Mezzanine, 19th Floor

Jl. Jend. Gatot Subroto Kav. 42

Jakarta 12710

Tel.: (62-21) 524 0811

Fax.: (62-21) 529 06091

PT Infomedia Nusantara

Jl. R.S. Fatmawati Kav. 77-81

Jakarta 12150

Tel.: (62-21) 720 1221

Fax.: (62-21) 720 1226

PT Indonusa Telemedia

TelkomVision Building, 3rd Floor

Jl. Prof. Dr. Supomo No. 139, Tebet

Jakarta 12810

Tel.: (62-21) 829 8800, 831 2200

Fax.: (62-21) 831 7400

PT Graha Sarana Duta

Jl. Kebon Sirih No. 10

Jakarta 10110

Tel.: (62-21) 380 0868

Fax.: (62-21) 348 30653

PT Telekomunikasi Indonesia International

Jamsostek Tower, 24th Floor

Jl. Jend. Gatot Subroto Kav. 38

Jakarta 12710

Tel.: (62-21) 2995 2300

Fax.: (62-21) 5296 2358

PT Multimedia Nusantara

The East Tower, 37th Floor

Jl. Lingkar Mega Kuningan Kav E3.2 No. 1

Jakarta 12950

Tel.: (62-21) 521 0123 (ext. 101)

Fax.: (62-21) 521 0124

PT Dayamitra Telekomunikasi

Grha Pratama Building, 5th Floor

Jl. M.T. Haryono Kav. 15

Jakarta 12810

Tel.: (62-21) 8370 9592/93

Fax.: (62-21) 8370 9591

PT Pramindo Ikat Nusantara

Plaza Kuningan Annex Building, 7th Floor

Jl. H.R. Rasuna Said Kav. C11 - C14

Jakarta 12940

Tel.: (62-21) 520 2560

Fax.: (62-21) 5292 0156

AssoCiaTE COMPANIES

PT Batam Bintan Telekomunikasi

Jl. Markisa, Batamindo Industrial Park

Mukakuning - Batam 29433

Tel.: (62-770) 612 300

Fax.: (62-770) 612 200

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PT Citra Sari Makmur

Chase Plaza, 16th Floor

Jl. Jend. Sudirman Kav. 21

Jakarta 12910

Tel.: (62-21) 520 8311, 570 0194

Fax.: (62-21) 570 4656

PT Finnet Indonesia

Menara Bidakara, 6th – 12th - 21st Floor

Jl. Gatot Subroto Kav. 71-73

Jakarta 12870

Tel.: (62-21) 829 9999

Fax.: (62-21) 828 1999

PT Pasifik Satelit Nusantara

Gedung Kantor Taman

A9 Unit C3 - C4

Jl. Mega Kuningan Raya Lot 8/9 No. 9

Jakarta 12950

Tel.: (62-21) 576 2292

Fax.: (62-21) 576 2290

PT Patra Telekomunikasi Indonesia

Jl. Pringgodani 2 No. 33

Alternatif Cibubur

Depok 16954

Tel.: (62-21) 845 4040

Fax.: (62-21) 845 7610

PT Pembangunan Telekomunikasi Indonesia

Jl. Mangga No. 4

Bandung 40114

Tel.: (62-22) 721 7315, 721 6282

Fax.: (62-22) 720 2596

PT Sigma Citra Caraka

DEA I Tower, 8th Floor

Kawasan Mega Kuningan

Jl. Mega Kuningan Barat IX Kav. E43 No. 1

Jakarta 12950

Tel.: (62-21) 576 2150

Fax.: (62-21) 576 2155

Ariawest International Finance B.V

Equity Trust Co. Nv.

Strawinskylaan 3105, Atrium 7th Floor

1077 ZX Amsterdam

The Netherlands

Tel.: (31-20) 406 44 65

Fax.: (31-20) 642 76 75

PT Balebat Dedikasi Prima

Jl. Veteran II No.17 Teluk Pinang Ciawi

Bogor 16720

Tel.: (62-251) 824 7760

Fax.: (62-251) 824 7761

Scicom Bhd

Business Office

Scicom (MSC) Berhad

Menara TA One, 25th Floor

22, Jalan P. Ramlee

50250 Kuala Lumpur

Malaysia

Tel.: (60-3) 2162 1088

Fax.: (60-3) 2164 9820

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PT Administrasi Medika

Arthaloka Building 15th Floor

Jl. Jend. Sudirman Kav. 2

Jakarta 10220

Tel.: (62-21) 579 33299

Fax.: (62-21) 579 33288

STOCK EXCHANGE SUPPORTING AGENCIES ADDRESSES

EXternal Auditor

KAP Tanudiredja, Wibisana & Rekan, a member firm of PwC Global Network (“PwC”)

Plaza 89

Jl. H.R. Rasuna Said, Kav X-7 No.6

Jakarta 12940

Tel.: (62-21) 521 2901

Fax.: (62-21) 5290 5555/5050

Securities Administration Bureau

PT Datindo Entrycom

Wisma Diners Club Annex

Jl. Jenderal Sudirman Kav. 34

Jakarta 10220

Tel.: (62-21) 570 9009

Fax.: (62-21) 570 9026

Central Depository

PT Kustodian Sentral Efek Indonesia

Jakarta Stock Exchange Building

1st Tower, 5th Floor

Jl. Jenderal Sudirman, Kav.52-53

Jakarta 12190

Tel.: (62-21) 515 2855

Fax.: (62-21) 5299 1199

RATING AgenCY

PT Pefindo

Panin Tower Senayan City, 17th Floor

Jl. Asia Afrika Lot. 19

Jakarta 10270

Tel.: (62-21) 7278 2380

Fax.: (62-21) 7278 2370

Custodian Bank of ADS

The Bank of New York Mellon

Depositary Receipts

101 Barclay Street

22nd Floor West

New York, NY 10286

Tel.: (1-212) 815 8162

Fax.: (1-212) 571 3050

Trustee

PT Bank CIMB Niaga Tbk.

Graha Niaga, 20th Floor

Jl. Jend. Sudirman Kav. 58

Jakarta 12190

Tel. : (62-21) 300 64200 ext. 32001 - 32003

Fax. : (62-21) 250 5777

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APPENDICES

GLOSSARY

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

3.5 G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G capability.

ADS

American Depositary Share (also known as an ADR), a certificate traded on a US securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 40 of our Series B shares.

ADSL

Asymmetric Digital Subscriber Line, a type of digital subscriber line technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voice band modem can provide.

AGMS

Annual General Meeting of Shareholders.

APMK

Alat Pembayaran Menggunakan Kartu or payment with card tool, a payment instrument in the form of credit cards, Automated Teller Machine (ATM) and/or debit cards.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money the company makes from the average user. It defined as the total revenue from specified services divided by the number of consumers for those services.

ATM

Asynchronous Transfer Mode, a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

Bandwidth

The capacity of a communication link.

Bank of Indonesia

The central bank of Indonesia.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, the Indonesian Capital Market and Financial Institution Surpervisory Agency.

BCSC

Business Competition Supervisory Commission or Komisi Pengawas Persaingan Usaha (“KPPU”).

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSC

Base Station Controller, equipment responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.

BSS

Base Station Sub System, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the Base Transceiver Station (BTS) and the Base Station Controller (BSC).

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BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

BWA

Broadband Wireless Access, a technology that provides high-speed wireless internet access or computer networking access over a wide area.

Byru

Indonesia's first mobile satellite GSM service using the ACeS (“ASIA Cellular Satellite”) network and the Garuda-1 satellite.

C Band

A portion of the electromagnetic spectrum in the microwave range of frequencies ranging from 4 - 8 GHz. It was the first frequency band allocated for commercial ground-to-satellite communications. A typical C band satellite uses 3.7 - 4.2 GHz for downlink and 5.925 - 6.425 GHz for uplink.

CBHRM

Competency Based Human Resource Management, human resource management approach that focuses on the skills and talents needed to be able to perform a particular task or job effectively.

CDMA

Code Division Multiple Access, a wide-band spread-spectrum network technology.

Capacity Utilization

The ratio of phone lines in service to local exchange capacity or installed lines.

CMS

Content Management System, a system providing a collection of procedures used to manage work flow in a collaborative environment.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed-line or broadband services, which is the property of the network operator and located on the customer premises.

DCS

Digital Communication System, a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

Defined Benefit Pension Plan

A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan

A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

DGPT

Directorate General of Post and Telecommunications, which has been replaced by the DGRE and the DGPIO.

DGPIO

Directorate General of Post and Informatics Operations of the MoCI.

DGRE

Directorate General of Post and Informatics Resources and Equipment of the MoCI.

Dial-Up

Access to the internet using fixed telephone lines or mobile phone.

DINAccess

One of our telecommunication product – Data Communication Service.

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DLD

Domestic Long Distance, a long distance call service designed for customers who live in different area but still it locates within one country. In general, customers live spread out in the areas where it has different area code.

Downlink
Radio signal frequency (“RF”) emitted by the satellite to earth station.

DPR
Dewan Perwakilan Rakyat, national parliaments of Indonesia.

DPRD
Dewan Perwakilan Rakyat Daerah, regional parliaments of Indonesia.

DSL
Digital Subscriber Line, a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

DTF

Divisi Telkom Flexi or TelkomFlexi Division, our business unit that manage fixed wireless service under the “Flexi” brand.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dual Band

The capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

Duopoly System

A system allowing only two national operators, which in Indonesia’s case are Telkom and Indosat, to provide fixed line telecommunication services including domestic long distance and international long distance.

e-Business
Electronic Business solutions, including electronic payment services, internet data centers and content and application solutions.

e-Commerce

Electronic Commerce, buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Money

Electronic Money, money or script that is only exchanged electronically.

e-Payment

Electronic Funds Transfer (“EFT”), electronic exchange or transfer of money from one account to another, either within a single financial institution or across multiple institutions, through computer-based systems.

E1 Link

The backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 link data rate is 2,048 Mbps (full duplex), which is divided into 32 timeslots.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

is abbreviation from Education and Entertainment.

EGMS

Extraordinary General Meeting of Shareholders.

Electronic Data Capture (“EDC”)

Computerized system designed for the collection of clinical data in electronic format for use mainly in human clinical trials.

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Enterprise Business Solution (“EBS”)

An enterprise customer consultation for customized corporate TIME solutions, and simulation demos (for e-Payment and VPN over Fixed Network, GSM and Flexi).

Erlang

A unit of measurement of telephone traffic equal to one hour of conversation.

EVDO

Evolution Data Optimize, a standard high speed 3G wireless broadband for CDMA.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

The local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FMB

Flexi Mobile Broadband, our Flexi promotion program that offer EVDO-based internet access.

Frame Relay

A packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

FTA

Free To Air describes television (TV) and radio services broadcast in clear (unencrypted) form, allowing any person with the appropriate receiving equipment to receive the signal and view or listen to the content without requiring a subscription (or other ongoing cost) or one-off fee (e.g. Pay-per-view).

FTTx
Fiber To The x, a generic term for any broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunication. The generic term originated as a generalization of several configurations of fiber deployment such as fiber to the home, fiber to the node, fiber to the building etc.

FUP (MB)

Fair Usage Policy, our Flexi promotion program that offer EVDO-based internet access. FUP is designed to ensure that our FMB serve our customer can run faster and reliable when used.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gb

A unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabyte per second in telecommunications, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz. The hertz (symbol Hz), the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an AGMS or an EGMS.

Government

The Government of the Republic of Indonesia.

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that bring optical fiber cabling and signals all or most of the way to end users.

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GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

HSPA

Evolved High Speed Packet Access (HSPA+) is defined in 3rd Generation Partnership Project (“3GPP”) release 7. It introduces a simpler IP-centric architecture for the mobile network bypassing most of the legacy equipment. HSPA+ boosts peak data rates to 42 Mbit/s on the downlink and 22 Mbit/s on the uplink.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IDX

Bursa Efek Indonesia or the Indonesia Stock Exchange.

IME Business

Information, Media and Edutainment Business. Refer to explanation of TIME service.

IMT-2000

International Mobile Telecommunications-2000, specifications by the International Telecommunication Union. Application services include wide-area wireless voice telephone, mobile internet access, video calls and mobile TV, all in a mobile environment.

Installed Lines

Complete lines fully built-out to the distribution point and ready to be connected to subscribers.

INSYNC2014 Master Plan

A Telkom enterprise plan to create an NGN backbone network to support certain of our broadband services.

Intelligent Network

A service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

Interconnection

The physical linking of a carrier's network with equipment or facilities not belonging to that network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

IP Core

A block of logic data that is used in making a field programmable gate array (FPGA) or application-specific integrated circuit (ASIC) for a product.

IP DSLAM

Internet Protocol-Digital Subscriber Line Access Multiplexer, a network device located near the customer’s location that allows telephone lines to make faster connections to the internet by connecting multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

IP VPN

A data communication service using IP Multi Protocol Label Switching (MPLS) and based on any to any connection. This service is connected to the data security systems, L2TP and IPSec. The speed depends on the customer’s needs and ranges from 64 Kbps to 2 Mbps.

ISDN

Integrated Services Digital Network, a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high speed internet connectivity.

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ISP

Internet Services Provider,  an organization that provides access to the internet.

ITeS

IT enabler Services. Refer to explanation of TIME services.

ITO

IT Outsourcing or Managed Application. Refer to the explanation of TIME services.

ITRB

The Indonesian Telecommunications Regulatory Body.

ITU

The International Telecommunications Union.

Kbps

Kilobyte per second, a measure of speed for digital signal transmission expressed in thousands of bits per second.

KSO

Kerjasama Operasi or Joint Operating Scheme, a unique type of build, operate and transfer arrangement formerly used by Telkom in which a consortium of partners invests and operates Telkom facilities in regional divisions. The consortium partners were owned by international operators and private domestic companies or in cases where Telkom has acquired the consortium partner, by Telkom.

KSO Agreement

The agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period. See “KSO Period”.

KSO Period

The period covered by KSO Agreement.

KSO Unit

A regional division of Telkom managed and operated pursuant to the relevant KSO Agreement.

Lambda

Lambda indicates the wavelength of any wave, especially in physics, electronics engineering and mathematics.

LAN

Local Area Network, a network of interconnected workstations that enables network resources sharing and typically covers a limited area (for example, within a building).

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive uses.

Lines In Service (“LIS”)

Revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by us.

Local Call

The call among subscribers in the same numbering area without requiring any prefix number.

Local Exchange Capacity

The aggregate number of lines at a local exchange connected and available for connection to outside plant.

LSE

The London Stock Exchange.

LTE

Long Term Evolution technology, a standard for high-speed wireless data communication for mobile phones and data terminals.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

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Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Microwave Transmission

A transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

Mobile Broadband

Mobile Broadband, the marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MoC

The Ministry of Communication.

MoCI

The Ministry of Communication and Information, to which regulatory responsibility over telecommunications was transferred from the MoC in February 2005.

Modern License

An operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

MoF

The Ministry of Finance.

MSAN

Multi Service Access Networks represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

NGN

Next Generation Network, a general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, quality of service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packet are transmitted on the internet. NGNs are commonly built around the Internet Protocol.

Node b

A BTS for a 3G W-CDMA/UMTS network.

NYSE

The New York Stock Exchange.

OBCE Transformation

Operational, Business and Customer support system and Enterprise relations management, our Strategic Initiatives.

Off-net

Communication between two customers in the different operators.

OLO

Other License Operator, operators other than Telkom.

On-net

Communication between two customers in the same operators.

Optical Fiber

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

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Outside Plant

The equipment and facilities used to connect subscriber premises to the local exchange.

Pay TV

Pay Television, premium television, or premium channels, subscription-based television services, usually provided by both analog and digital cable and satellite, but also increasingly via digital terrestrial and internet television.

PDN

Paket Data Network or Data Network Package (“DNP”), a digital communications network which breaks a group data to be transmitted into segments called packets, which are then routed independently.

PKLN

Tim Pinjaman Komersial Luar Negeri or Foreign Commercial Loan Coordinating Team, an inter-agency team of the Government charged with, among others, considering requests of Indonesian state-owned enterprises such as Telkom for consent to obtain foreign commercial loans.

POWL

Public Offering Without Listing.

Premium SMS

Premium Short Message Service, a text messaging service component of phone, web, or mobile communication systems, using standardized communications protocols that allow the exchange of short text messages between fixed line or mobile phone devices.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by Telkom and the KSO Units for and on behalf of Telkom.

Pulse

The unit in the calculation of telephone charge.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies – that is, frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

RIO

Reference Interconnection Offer, a regulatory term covering all facilities, including interconnection tariffs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RMJ
Regional Metro Junction, a cable network installation service inter cities in one regional (region/province).

Roaming

A general term referring to the extension of connectivity service in a location that is different from the home location where the service was registered.

RUIM card

Removable User Identity Module, a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SDP

Service Delivery Platform, a set of components that provide a service delivery architecture (such as service creation, session control and protocols) for a type of service.

SEC

The US Securities and Exchange Commission.

SISKOMDAT

Sistem Komunikasi Data. Refer to Data Communication System on Licencing topic.

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Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SIM card

Subscriber Identity Module, a “smart” card designed to be inserted into cellular phone that uniquely identifies a GSM network subscription and contains subscriber-related data such as phone numbers, service details and memory for storing messages.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

Sarbanes-Oxley Act (“SOA”)

The Sarbanes-Oxley Act of 2002, enacted July 30, 2002, also known as the “Public Company Accounting Reform and Investor Protection Act” and “Corporate and Auditing Accountability and Responsibility Act.”

SOE

State Owned Enterprise, a government-owned corporation, state-owned company, state-owned entity, state enterprise, publicly owned corporation, government business enterprise, or parastatal, a legal entity created by a government to undertake commercial activities on behalf of an owner government.

Softs Switch

A central device in a telephone network which connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.

STM-1

Synchronous Transport Module level-1, the SDH ITU-T fiber optic network transmission standard with a bit rate of 155.52 Mbps. The other standards are STM-4, STM-16 and STM-64.

Switch

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

Tera Router

Tera Router or terabit router on the theory allows the network capacity on a scale of terabits (1 terabit = 1 million gigabits).

TIME

Telecommunication, Information, Multimedia and Edutainment.

TITO

Trade In Trade Off. Refer to Network Development on “Development and Modernization of Broadband Access through the TITO Model” Project.

Trunk Exchange

A switch that has the function of connecting one telephony switch to another telephony switch, which can either be a local or a trunk switch.

TTCS

Telecommunication Traffic Clearing System. Refer to Telecommunication Regulators topic.

UMTS

Universal Mobile Telephone System, one of the third generation (3G) mobile systems being developed within the ITU’s IMT-2000 framework.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

VAS

Value Added Services. Refer to the explanation of TIME services.

VoIP

Voice over Internet Protocol, a means of sending voice information using the Internet Protocol.

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VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. These provide connectivity to many machines behind a gateway or firewall.

VPN Frame Relay

A standardized wide area network technology that specifies the physical and logical link layers of digital telecommunications channels using a packet switching methodology.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

WAP

Wireless Application Protocol, an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as email, websites, financial information, online banking, information and entertainment (infotainment), games and micro payments.

Wi-MAX

Worldwide Interoperability for Microwave Access, a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.

Wireless Access Network

Any type of computer network that is not connected by cables of any kind. It is a method by which homes, telecommunications networks and enterprise (business) installations avoid the costly process of introducing cables into a building, or as a connection between various equipment locations.

Wireless Broadband

Technology that provides high-speed wireless internet access or computer networking access over a wide areas.

Tabel of Contents

Cross Reference to Bapepam-LK Regulation No. X.K.6

Pursuant to Bapepam-LK Regulation Number X.K.6, we are required to present our Annual Report in accordance with the format and content stipulated in the regulation. This table provides a cross-reference between this Annual Report and Bapepam-LK Regulation Number X.K.6 to demonstrate our compliance with this requirement.

No	Required Item in Bapepam-LK Regulation No. X.K.6	Page
1	Financial Highlights:
	Operating Sales/Revenue	2
	Gross Profit (Loss)	3
	Operating Profit (Loss)	3
	Profit (Loss)	3
	Outstanding Shares	5/50
	Net Income (Loss) per Share	5
	Performance of Sales/Operating Revenue (if any)	5
	Net Profit (Loss) Performance (if any)	5
	Performance of Net Income (Loss) per Share (if any)	6
	Net Working Capital	3
	Total Assets	3
	Total Investment	3
	Total Liabilities	3
	Total Equity	3
	Profit (Loss) Ratio to Total Assets	4
	Profit (Loss) to Equity	4
	Current Ratio	4
	Liabilities Ratio to Equity	4
	Liabilities Ratio to Total Assets	4
	Credit Ratio given to Total Savings (particularly banking)	N/A
	Capital Adequacy Ratio (particularly banking)	N/A
	Other relevant financial information with the company	3
2	Share Highlights
	Highest stock price	10 - 11
	Lowest stock price	10 - 11
	Closing stock price	10 -11
	Marketable stock volume for every quarter wihtin the last two book years (if any)	10 - 11
3	Bond Highlight
	Total outstanding bonds/sukuks/conversion bonds	11
	Interest rate/yield	11
	Maturity date	11
	Bond/sukuk rating	11
4	Board of Commissioners’ Report
	Assessment over performance of Directors about the Company’s management	12 - 13
	Overview over Business Prospects written by the Directors	12
	Committees under Supervision of Board of Commissioners, and	13
	Change of Membership Composition of Board of Commissioners (if any)	13
5	Board of Directors’ Report	14
	Business performance including strategic policies, comparison between target and achievement, and business obstacles	14
	Business prospects	16
	Implementation of good corporate governance in the Company	15
	Change of Membership Composition of Board of Directors (if any)	15
6	Signature of Members of Directors and Board of Commissioners
	Signature made on different page	209
	Statement says that Board of Commissioners and Board of Directors are responsible for accuracy of the Annual Report’s substance.	210
	Signed by all members of Board of Commissioners and Directors by mentioning their names and positions	209

  Written explanation in a separate letter about the member of Board of Commissioners and Directors that do not sign the annual report or a written explanation in a separate letter from other board member whenever there is no written explanation letter from the involved party.
		N/A
7	Company Profile
	a. Name & address of Company	193
	b. Brief history of the Company	18 - 19
	c. Line of business and business activities, covering types of products and/or services produce	34
	d. Organizational structure in chart format	22
	e. Corporate vision and mission	20
	f. Name, position and brief resume of each member of the Board of Commissioners (age, education, working experience)	27
	g. Name, position and brief resume of each member of the Board of Directors (age, education, working experience)	28
	h. Number of employees and description of competency development (example: employee educational and training aspect that was done and will be done)
	- Total employees for each of organizational level	40
	- Total employees for each of educational level	40
	- Employee training which has been done represents the equal treatment for all employees in all gender	41
	- Expenses	42
	f. Names of shareholders and their percentage of ownership
	- Shareholders with a stake of 5% or more	50
	- Directors and Commissioners who own shares	51
	- Public shareholders with stakes of less than 5% each	50
	j. Names of subsidiaries and affiliated companies, and the percentage share ownership, line of business and operational status of such companies	23
	k. Chronology of share listing and changes in number of shares from listing date until the end of the fiscal year and names of stock exchanges on which the Company’s shares are listed	51
	l. Listing chronology of other securities and securities rating	52
	m. Name and address of securities rating agency	49
	n. Name and address of capital market supporting institutions or professionals	49
	o. Company Accountant	49
	p. Award and certifications received by the Company both national and international scale	32
	q. Names and addresses of subsidiaries and/or branch offices or representative offices	193
8	Management’s Analysis and Discussion
	a. Operational Overview as per segment contains the following discussions:
	- Production	103 - 104
	- Operating Sales/Revenue	103 - 104
	- Profitability, and	103 - 104
	- Increase in production capacity	103 - 104
	b. Financial performance analysis including comparison between financial peformance of the mentioned year with the previous year, contains following discussions:
	- current/non current assets, and total assets	107
	- current liabilities, non current liabilities, and total liabilities	107
	- Operating Sales/Revenue	100
	- Operating expenses	101
	- Net Income	102
	c. Discussion and analysis about Company’s capability to pay debts and debt collectibility level	106
	d. Discussion about capital structure, management policy or capital structure policies, and solvability level	108
	e. Discussion about material relation for capital goods investment with explanation about the goals of such relation, sources of fun expected to meet the relations, currencies used as denomination, and steps planned by the company to protect from risk of the foreign currency’s position.	109
	f. Discussion and analysis about the reported financial information containing extraordinary and rare events.	114
	g. Substantial components from other incomes or expenses, to get the business results of the company.	90 - 91

h.       If the financial statement unveils the material hike or decline of the net sales or income, it will be completed with the discussion about how far the changes relate to total goods or services sold, or the availability of new products or services

		N/A

i.         Discussion about the impact of price change to net sales or income as well as operating profit of the compamy in the last two years or since the company started its operation, if only the operation is started in less than two years.

		90 - 91
	j. Material information and fact taking place after accounting report.	114
	k. Business prospects from the company relating to industry, general economic situation and international market as well as can be supported with quantitative data if there is a trusted source of data.	12
	l. Marketing aspect of products and services of the company, among which are marketing strategies and market share.	37
	m. Dividend policy and dates as well as total dividend (cash per share and/or non cash) and total dividend per year announced or paid in the last two year books.	52
	n. Realization of the use of public offering proceeds accumulatively untuk end of the year if not stated done. If there is change in the prospectus, it requires an explanation.	N/A
	o. Material information, such as investment, expansion, divestment, business merger, acquisition, capital debt restructuring, transaction that contains conflict of interest and transaction with the affiliates.	119
	Changes in regulations that significantly affect on the company and the impacton financial reporting (if any)	54
	Accounting policy changes, the reasons and the impact on financial statements (if only)	110
9	Corporate Governance
	a. Board of Commissioners
	- Description of the duties of the BoC.	133
	- Explanation of appointment procedure and amount of remuneration of the BoC	134
	- Meetings and attendance of each Commissioner.	135
	b. Board of Directors
	- Responsibilities of each member of the BoD.	136
	- Appointment procedure and amount of remuneration of each Director.	137
	- Frequency of meetings and attendance of each Director.	138
	- Training program to increase Directors’ competencies.	138
	c. Audit Committee
	- Name, position, and brief resume of each Audit Committee member.	139
	- Description of tasks and responsibilities.	139
	- Frequency of meetings and attendance of each Audit Committee member.	143
	- Brief report on the activities of the Audit Committee.	142
	d. Other Committees in the Company (such as Nomination Committee and Remuneration Committee), consisting of:
	- Names, positions, and biography of the Committee members	145
	- Independence of the Committee members	146
	- Description of jobs and responsibilities	146
	- Meeting frequencies and attendance rate of the Committee; and	145
	- Details of Committee’s activities	146
	e. Details of policy on the implementation of Directors’ remuneration policy based on Company’s Performance	145
	f. Description of the tasks and functions of the Corporate Secretary;
	- Name, position and brief resume of the Corporate Secretary; and	150
	- Explanation of the implementation of the Corporate Secretary tasks.	150
	g. Details on internal control system implemented by the company and details on the internal audit	152

h.    Explanation on business risks and steps taken to manage such risks, such as risk of currency or interest rate fluctuation, of business competition, supply of raw materials, other country’s or international regulation and government's  policy

		169 - 179
	i. Details on Company’s commitment to consumer protection	159
	j. Details on activities and expenses relating to corporate social responsibilities for community and environment
	k. Important legal issues faced by Publicly-Listed Company, current member of Board of Directors and of Board of Commissioners, consisting of:
	- Legal claims	158
	- Cases	158
	- Status of Case Settlement; and	158
	- Impact on financial condition of the Company	158
	l. Explanation of the places/addresses where shareholders or the public can obtain information about the Company.	191
	m. Company’s Ethics	154
	n. Explanation about Whistleblowing system	157

Tabel of Contents

FINANCIAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR ANNUAL REPORTING

Annual Report 2011

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk was authoritatively signed by the Board of Commissioners and the Board of Directors.

BOARD OF COMMISSIONERS	BOARD OF DIRECTORS

Jusman Syafii Djamal	Rinaldi Firmansyah
President Commissioner	President Director/CEO

Bobby A.A. Nazief	Sudiro Asno	Ermady Dahlan
Commissioner	Director of Finance	Director of Network & Solution/COO

Mahmuddin Yasin	Faisal Syam	Prasetio
Commissioner	Director of Human Capital & General Affairs	Director of Compliance & Risk Management

Rudiantara	Arief Yahya	I Nyoman G Wiryanata
Independent Commissioner	Director of Enterprise & Wholesale	Director of Consumer

Johnny Swandi Sjam	Indra Utoyo
Independent Commissioner	Director of IT, Solution & Strategic Portfolio

Tabel of Contents

Statement of the Board of Directors

Regarding the Board of Directors’ Responsibility for

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of December 31, 2011, December 31, 2010 and January 1, 2010

 and for the years ended December 31, 2011 and 2010

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Rinaldi Firmansyah
	Business address	:	Jl. Japati No.1, Bandung 40133
	Address as indicated in ID	:	Jl. Cibitung I No.22, Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director

2.	Name	:	Sudiro Asno
	Business Address	:	Jl. Japati No.1, Bandung 40133
	Address as indicated in ID	:	Jl. Rancakendal No.8A, Bandung
	Phone	:	(022) 452 7201
	Position	:	Director of Finance

We hereby state as follows:

1.       We are responsible for the preparation and presentation of the consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.       The Company and its subsidiaries’ consolidated financial statements have been prepared and presented in accordance with Indonesian financial accounting standards;

3.       a.     All information has been fully and correctly disclosed in the Company and its subsidiaries’   consolidated financial statements;

        b.     The Company and its subsidiaries’ consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;

4.       We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, March 30, 2012

By: /s/ Rinaldi Firmansyah	By: /s/ Sudiro Asno
Rinaldi Firmansyah	Sudiro Asno
President Director	Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, AND 2010 AND JANUARY 1, 2010

AND YEARS ENDED

DECEMBER 31, 2011 AND 2010

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

DECEMBER 31, 2011 AND 2010, AND JANUARY 1, 2010, AND

YEARS ENDED DECEMBER 31, 2011 AND 2010

Page
Independent Registered Public Accountants’ Reports	F-1
Consolidated Financial Statements
Consolidated Statements of Financial Position	F-2 – F-3
Consolidated Statements of Comprehensive Income	F-4
Consolidated Statements of Changes in Equity	F-5 - F-6
Consolidated Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9– F-118

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk.

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the ”Company”) and its subsidiaries as of December 31, 2011 and 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with Indonesian financial accounting standards.

As discussed in Note 2a to the consolidated financial statements, the Company and its subsidiaries have adopted PSAK No. 1 (revised 2009) “Presentation of Financial Statements” which became effective since January 1, 2011. In accordance with PSAK No. 1, the non-controlling interests have been reclassified within equity.

Indonesian financial accounting standards vary in certain significant respects from International Financial Reporting Standards as issued by the International Accounting Standards Board. Information relating to the nature and effect of such differences is presented in Note 48 to the consolidated financial statements.

JAKARTA

March 30, 2012

/S/Chrisna A. Wardhana

Chrisna A.Wardhana, CPA

Public Accountant License No. AP.0231

NOTICE TO READERS

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly, the accompanying consolidated financial statements and the auditor's report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.

A120330003/DC2/CAW/III/2012.A

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2011 AND 2010 AND JANUARY 1, 2010

(Figures in tables are presented in billions of Rupiah)

		December 31,	December 31,	January 1,
	Notes	2011	2010*)	2010*)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,4, 37	9,634	9,120	7,805
Available-for-sale financial assets	2c, 2u, 37	361	370	360
Trade receivables - net provision for impairment of receivables	2c,2g,2u, 5, 29, 37
Related parties		932	780	605
Third parties		3,983	3,564	3,094
Other receivables - net of provision for impairment of receivables	2c,2g,37	335	89	128
Inventories - net of provision for obsolescence	2h,6,29	758	515	435
Advances and prepaid expenses	2c,2i,7, 37	3,294	3,441	2,497
Claims for tax refund	2t,31	371	133	666
Prepaid taxes	2t,31	787	716	380
Assets held for sale	2j, 8	791	-	-
Other current assets	2c	12	1	125
Total Current Assets		21,258	18,729	16,095
NON-CURRENT ASSETS
Long-term investments - net	2f,9	235	254	151
Property, plant and equipment - net of accumulated depreciation	17,20,39	74,897	75,832	76,420
Prepaid pension benefit costs	2c,2s,34,37,47	991	744	209
Advances and other non-current assets	2c,2l,2n,11,37,41	3,817	3,095	2,533
Intangible assets - net of accumulated amortization	2d,2k,3,12	1,789	1,785	2,428
Deferred tax assets - net	2t,31	67	62	95
Total Non-current Assets		81,796	81,772	81,836
TOTAL ASSETS		103,054	100,501	97,931

*) Reclassified, refer to Notes 2a and 47

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

DECEMBER 31, 2011 AND 2010 AND JANUARY 1, 2010,

(Figures in tables are presented in billions of Rupiah)

		December 31,	December 31,	January 1,
	Notes	2011	2010*)	2010*)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2c,2o,2r,13,37
Related parties		838	1,154	1,759
Third parties		7,479	6,357	8,039
Other payables		37	21	2
Taxes payables	2t,31	1,039	736	1,750
Dividend payables	2w	1	255	405
Accrued expenses	2c,2r,14,27,34,37	4,790	3,409	4,119
Unearned income	2r,15	2,821	2,681	2,947
Advances from customers and suppliers		271	500	111
Short-term bank loans	2c,2p,16,37	100	56	44
Current maturities of long-term liabilities	2c,2m,2p,17,37	4,813	5,304	7,716
Total Current Liabilities		22,189	20,473	26,892
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,31	3,794	4,074	3,220
Unearned income	2r	242	312	393
Long service awards provisions	2s,35	287	242	212
Post-retirement health care benefits provisions	2c,2s,36,37	888	1,050	1,802
Retirement benefits obligation	2c,2s,34,37,47	1,715	1,280	1,017
Long-term liabilities - net of current maturities
Obligations under finance leases	2m,10,17	314	409	542
Two-step loans - related party	2c,2p,17,18,37	2,012	2,741	3,094
Bonds and notes	2c,2p,17,19,37	3,401	3,249	69
Bank loans	2c,2p,17,20,37	7,231	10,256	11,087
Deferred consideration for business combination		-	-	108
Total Non-current Liabilities		19,884	23,613	21,544
TOTAL LIABILITIES		42,073	44,086	48,436
EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT
Capital stock - Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,22	5,040	5,040	5,040
Additional paid-in capital	2v,23	1,073	1,073	1,073
Treasury stock	2v,24	(6,323)	(4,264)	(4,264)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,25	478	478	478
Difference due to change of equity in associated companies	2f	386	386	386
Unrealized holding gain from available-for-sale securities	2f,2u	47	50	18
Translation adjustment	2f	240	233	231
Difference due to acquisition of non-controlling interest in subsidiaries	1d,2d	(485)	(485)	(439)
Retained earning
Appropriated		15,337	15,337	15,337
Unappropriated	2u	31,717	26,571	20,702
Total Equity Attributable To Owners Of The Parent		47,510	44,419	38,562
Non-controlling Interest	2a,21	13,471	11,996	10,933
TOTAL EQUITY		60,981	56,415	49,495
TOTAL LIABILITIES AND EQUITY		103,054	100,501	97,931

*) Reclassified, refer to Notes 2a and 47

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011, AND 2010

(Figures in tables are presented in billions of Rupiah, except per share and per ADS data)

	Notes	2011	2010
REVENUES	2c,2r,26,37	71,253	68,629
Other income	2r	665	548
EXPENSES
Operations, maintenance and telecommunication services	2c,2r,28,37	(16,372)	(16,046)
Depreciation and amortization	2l,2m,2r,10,11,12	(14,863)	(14,612)
Personnel	2c,2r,2s,14,27,34,35,36,37,47	(8,555)	(7,332)
Interconnection	2c,2r,30,37	(3,555)	(3,086)
Marketing	2r	(3,278)	(2,525)
General and administrative	2g,2h,2r,5,6,29,37,47	(2,935)	(2,537)
(Loss) gain on foreign exchange - net	2q	(210)	43
Share of loss of associated companies	2f,9	(10)	(14)
Others expenses	2r	(192)	(145)
Total Expenses		(49,970)	(46,254)
PROFIT BEFORE FINANCE (COST) INCOME AND INCOME TAX		21,948	22,923
Finance income	2c,37	546	421
Finance costs	2c,2r,37	(1,637)	(1,928)
Total Finance Costs - Net		(1,091)	1,507
PROFIT BEFORE INCOME TAX		20,857	21,416
INCOME TAX (EXPENSE) BENEFIT	2r,2t,31	(5,673)	(4,669)
Current		286	(877)
Deferred		(5,387)	(5,546)
		15,470	15,870
PROFIT FOR THE YEAR
OTHER COMPREHENSIVE INCOME
Foreign currency translation	1d,2b,2f	7	2
Change in fair value of available-for-sale financial assets	2f,2u	4	32
Total Other Comprehensive Income - net of tax		11	34
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		15,481	15,904
Profit for the year attributable to:
Owners of the parent		10,965	11,537
Non-controlling interest		4,505	4,333
		15,470	15,870
Total comprehensive income attributable to:
Owners of the parent		10,976	11,571
Non-controlling interest	21	4,505	4,333
		15,481	15,904
BASIC EARNINGS PER SHARE	2x,32
Income per share		559.67	586.54
Income per ADS (40 Series B shares per ADS)		22,386.80	23,461.60

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah)

		Attributable to owners of the parent
					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to	gain (loss)		acquisition
					entities	change of	on		of non-
			Additional		under	equity in	available-		controlling				Non-
		Capital	paid-in	Treasury	common	associated	for-sale	Translation	interest in	Retained earnings			controlling	Total
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	subsidiaries	Appropriated	Unappropriated	Total	interest	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2011 as reclassified		5,040	1,073	(4,264)	478	386	50	233	(485)	15,337	26,571	44,419	11,996	56,415
Cash dividends	2w,33	-	-	-	-	-	-	-	-	-	(5,819)	(5,819)	(3,030)	(8,849)
Treasury stock acquired - at cost	2v,24	-	-	(2,059)	-	-	-	-	-	-	-	(2,059)	-	(2,059)
Gains from investments securities	2u	-	-	-	-	-	(7)	-	-	-	-	(7)	-	(7)
Total comprehensive income for the year	1d,2b,2f, 2u,9	-	-	-	-	-	4	7	-	-	10,965	10,976	4,505	15,481
Balance, December 31, 2011		5,040	1,073	(6,323)	478	386	47	240	(485)	15,337	31,717	47,510	13,471	60,981

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah)

		Attributable to owners of the parent
					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to	gain (loss)		acquisition
					entities	change of	on		of non-
			Additional		under	equity in	available-		controlling				Non-
		Capital	paid-in	Treasury	common	associated	for-sale	Translation	interest in	Retained earnings			controlling	Total
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	subsidiaries	Appropriated	Unappropriated	Total	interest*)	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2010		5,040	1,073	(4,264)	478	386	18	231	(439)	15,337	20,793	38,653	10,933	49,586
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006)	2u	-	-	-	-	-	-	-	-	-	(91)	(91)	-	(91)
Balance, January 1, 2010 -after adjustment		5,040	1,073	(4,264)	478	386	18	231	(439)	15,337	20,702	38,562	10,933	49,495
20% acquisition of Sigma	1d,2d	-	-	-	-	-	-	-	(46)	-	-	(46)	(50)	(96)
75% acquisition of Ad Medika	2d,4	-	-	-	-	-	-	-	-	-	-	-	4	4
Cash dividends	2w,33	-	-	-	-	-	-	-	-	-	(5,142)	(5,142)	(3,224)	(8,366)
Dividend interim	2w,33	-	-	-	-	-	-	-	-	-	(526)	(526)	-	(526)
Total comprehensive income for the year	1d,2b 2f,2u,9	-	-	-	-	-	32	2	-	-	11,537	11,571	4,333	15,904
Balance, December 31, 2010 as reclassified		5,040	1,073	(4,264)	478	386	50	233	(485)	15,337	26,571	44,419	11,996	56,415

*) Reclassified, refer to Notes 2a and 47

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers	67,519	64,566
Other operators	3,586	3,630
Total cash receipts from revenues	71,105	68,196
Cash payments for expenses	(25,416)	(25,254)
Cash payments to employees	(8,509)	(8,993)
(Refund to) advances form customer	(226)	386
Interest income received	549	420
Interest costs paid	(1,591)	(1,826)
Income tax paid	(5,359)	(5,829)
Receipt of claim for tax refund	-	659
Net cash provided by operating activities	30,553	27,759
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from available-for-sale financial assets and dividends received	59	31
Purchases of available-for-sale financial assets	(33)	(6)
Proceeds from sale of property, plant and equipment	56	12
Proceeds from insurance claims	13	-
Acquisition of property, plant and equipment	(13,197)	(14,952)
Increase in advances for purchases of property, plant and equipment	(834)	(641)
Decrease in advances, and other assets	34	88
Payment for acquisition of subsidiaries, net of cash acquired	-	(116)
Acquisition of intangible assets	(603)	(723)
Acquisition of non-controlling interest in subsidiary	-	(96)
Acquisition of long-term investments	-	(115)
Net cash used in investing activities	(14,505)	(16,518)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to the Company’s stockholder	(6,069)	(5,418)
Cash dividends paid to non-controlling interests of subsidiaries	(3,033)	(3,624)
Proceeds from short-term bank loans	316	163
Repayments of short-term bank loans	(272)	(151)
Proceeds from medium-term Notes	20	35
Repayment of medium-term Notes	(14)	(4)
Proceeds from two-step loans and bank loans	2,694	4,840
Repayment of two-step loans and bank loans	(7,334)	(8,716)
Proceeds from bonds	-	2,991
Payment for repurchase of shares	(2,059)	-
Proceeds from promissory notes	559	291
Repayment of promissory notes	(171)	(20)
Repayment of obligations under finance leases	(176)	(207)
Net cash used in financing activities	(15,539)	(9,820)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah and millions of United States Dollars)

	2011	2010
NET INCREASE IN CASH AND CASH EQUIVALENTS	509	1,421
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	5	(106)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,120	7,805
CASH AND CASH EQUIVALENTS AT END OF YEAR	9,634	9,120
SUPPLEMENTAL CASH FLOWS INFORMATION
Non-cash investing and financing activities:
Acquisition of property, plant and equipment through incurrence of payables	4,900	4,827
Addition of property, plant and equipment through non-monetary exchange	1,226	-
Reclassification of property, plant and equipment to assets held for sale	791	-
Acquisition of property, plant and equipment through finance leases	80	58

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TE LEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.       GENERAL

a.     Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and  BAPEPAM-LK Regulation No. IX.E.2 of Material Transaction and Changes of the Core Business Activities, and to add the Company’s purposes and objectives, based on notarial deed No. 37 dated June 24, 2010 of A. Partomuan Pohan, S.H., LLM. The changes were accepted and approved by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU-AH.01.10-18476 dated July 22, 2010 and Letter No. AHU-35876.AH.01.02/2010 dated July 19, 2010 and was published in State Gazette of the Republic of Indonesia No. 63 dated August 9, 2011, Supplement of the Republic of Indonesia No. 23552.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.       Main business:

i.        Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.       Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.       Supporting business:

i.        Providing payment transactions and money transferring services through telecommunications and information networks.

ii.       Performing activities and other undertakings in connection with optimization of the Company's resources, which among others includes the utilization of the Company's property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.      GENERAL (continued)

a.       Establishment and general information (continued)

The Company was granted several telecommunications licenses which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligations stated in those permits. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of services to the Indonesian Directorate General of Post and Telecommunications (“DGPT”) annually. The reports comprise information such as network development progress, service quality standard achievement, total customer, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”) there are additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	ITKP	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.      GENERAL (continued)

b.       Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees

1.     Board of Commissioners and Directors

Based on resolutions made at (i) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated June 11, 2010 as covered by notarial deed no. 18 of Dr. A. Partomuan Pohan, S.H., LLM., and (ii) the EGM of Stockholders of the Company dated December 17, 2010 as covered by notarial deed no. 33 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of December 31, 2011 and 2010, respectively, were as follows:

	2011	2010
President Commissioner	Jusman Syafii Djamal	Tanri Abeng
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner*	Rudiantara	Arif Arryman*
Independent Commissioner	Johnny Swandi Sjam	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	** (see Note below)	** (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Director of Information Technology Solution & Strategic Portofolio***	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*      Arif Arryman passed away on September 7, 2010, the position was vacant as of December 31, 2010, Rudiantara was appointed starting January 1, 2011 for this position

**    COO is held by Director of Network and Solution in 2011 and 2010

***  The change of title is based on Director’s Regulation No.201.04/r.00/PS.150/COP-B0030000/2011 dated November 23, 2011

2.     Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and Corporate Secretary as of December 31, 2011 and 2010, respectively, were as follows:

	2011	2010
Chair	Rudiantara	Petrus Sartono
Secretary	Salam	Salam
Member	Bobby A.A Nazief	Bobby A.A Nazief
Member	Agus Yulianto	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	Johnny Swandi Sjam	-
Corporate Secretary	Agus Murdiyatno	Agus Murdiyatno

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.      GENERAL (continued)

b.       Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees (continued)

3.       Employees

As of December 31, 2011 and 2010, the Company and its subsidiaries had 26,023 and 26,847 employees (audited), respectively.

c.        Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the Annual General Meeting (“AGM”) of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.      GENERAL (continued)

c.        Public offering of securities of the Company (continued)

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007, the AGM of Stockholders of the Company on June 20, 2008, and AGM of Stockholders of the Company on May 19, 2011, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 24).

As of December 31, 2011, all of the Company’s Series B shares were listed on the IDX and 73,824,138 ADS shares were listed on the NYSE and LSE (Note 22).

As of December 31, 2011, the Company’s outstanding bonds which was second IDR bond and issued on June 25, 2010 with a nominal amount of Rp.1,005 billion for a five-year period and Rp.1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX (Note 19a).

d.       Subsidiaries

As of December 31, 2011 and 2010, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):

(i)      Direct subsidiaries:

	Nature of business/ date of incorporation or	Date of commercial	Percentage of effective		Total assets before elimination
			ownership interest
Subsidiary/place of incorporation	acquisition by the Company	operation	2011	2010	2011	2010
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	58,723	57,343
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	3,264	434
PT Telekomunikasi Indonesia International (“TII”) Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	2,279	1,757
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/May 9, 2003	1998	100	100	1,955	1,873
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,601	1,199

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.      GENERAL (continued)

d.     Subsidiaries (continued)

(i)      Direct subsidiaries: (continued)

	Nature of business/ date of incorporation or	Date of commercial	Percentage of effective		Total assets before elimination
			ownership interest
Subsidiary/place of incorporation	acquisition by the Company	operation	2011	2010	2011	2010
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22, 1999	1984	100 (including through 49% ownership by Metra)	100 (including through 49% ownership by Metra)	787	649
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	100 (including through 0.46% ownership by Metra)	100 (including through 0.8% ownership by Metra)	714	343
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	384	263
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	5	5

(ii)    Indirect subsidiaries

	Nature of business/ date of incorporation or	Date of commercial	Percentage of effective		Total assets before elimination
			ownership interest
Subsidiary/place of incorporation	acquisition by the Company	operation	2011	2010	2011	2010
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987	1988	100	100	614	503
PT Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100	100	431	256
PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/ October 1, 2003	2000	65	65	86	86
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60	60	83	72

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

1.      GENERAL (continued)

d.       Subsidiaries (continued)

(ii)    Indirect subsidiaries: (continued)

	Nature of business/ date of incorporation or	Date of commercial	Percentage of effective		Total assets before elimination
			ownership interest
Subsidiary/place of incorporation	acquisition by the Company	operation	2011	2010	2011	2010
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Heatlh insurance administration services/ February 25, 2010	2010	75	75	83	60
PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	100	100	41	42
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance - established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65	65	8	8
Telekomunikasi Indonesia International Ltd., Hongkong	Telecommunication/ December 8, 2010	2010	100	100	56	3
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100	100	0	0
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance - established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65	65	0	0

(a)   Indonusa

On March 8, 2011, based on the Circular Meeting of Stockholders of Indonusa as covered by notarial deed No. 18 of Dr. A. Partomuan Pohan, S.H., LLM., dated March 14, 2011, the Company agreed to the conversion of debt of Rp.175 billion (debt to equity swap) into shares issued and fully paid capital to become Rp.552 billion.

(b)   GSD

On December 27, 2011, GSD established a subsidiary with Yayasan Kesehatan (“Yakes”), an affiliated company of the Company, called PT Telkom Landmark Tower (“TLT”) with 55% ownership. TLT will engage in providing construction and trading, services for property development and management. As of December 31, 2011, the deed of establishment was yet to be approved by the Minister of Justice of the Republic of Indonesia. For the year ended December 31, 2011, TLT had no financial and operational activities.

e.        Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on March 30, 2012.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian Financial Accounting Standards (“IFAS”) and Regulation of the Capital Market and Financial Institution Supervisory Board (“Badan Pengawas Pasar Modal dan Lembaga Keuangan” or Bapepam-LK) No. VIII.G.7 regarding “Financial Statements Presentation Guidelines” and Circular Letter No. SE-02/PM/2002 regarding “Financial Statements Presentation Guidelines for Issuers or Public Companies in Telecommunication Industry” and KEP-554/BL/2010 regarding the Amandment Regulation No. VIII.G.7, and Circular Letter No. SE-03/BL/2011 regarding “Financial Statements Presentation and Disclosure Guidelines for Issuers and Public Company”.

a.       Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for available-for sale financial assets.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in billions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

The Company has reclassified non-controlling interest as at 31 December 2010 and 1 January 2010 amounting to Rp.11,996 billion and Rp.10,933 billion respectively as part of equity and presented the consolidated statement of financial position as at the beginning of the comparative period.

Changes to the statement of financial accounting standards and interpretation to statement of financial accounting standards

On January 1, 2011, the Company and its subsidiaries adopted new and revised statements of financial accounting standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and interpretations of statement of financial accounting standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAK”) that are mandatory for application from that date. Changes to the Company and its subsidiaries’ accounting policies have been made as required, in accordance with the transitional provisions in the respective standards and interpretations.

•         PSAK 1 (Revised 2009), “Presentation of Financial Statements”

The revised standard prohibits the presentation of items of income and expense (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). All items of income or expenses are to be presented as arising from the entity’s ordinary activities.

Where entities restate or reclassify comparative information, they will be required to present a restated statement of financial position as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.       Basis of preparation of financial statements (continued)

       Changes to the statement of financial accounting standards and interpretation to statement of financial accounting standards (continued)

•         PSAK 1 (Revised 2009), “Presentation of Financial Statements” (continued)

The Company and its subsidiaries have elected to present one statement. The consolidated financial statements have been prepared included statement of financial position as at the beginning comparative period without disclosure of information as at the beginning comparative period on the notes to the financial statements. The consolidated financial statements have been prepared under the revised disclosure requirements.

•         PSAK 22 (Revised 2010), “Business Combinations”

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed whilst goodwill is no longer amortized. The Company and its subsidiaries apply this revised standard prospectively to all business combinations from January 1, 2011.

As at January 1, 2011, the carrying amount of goodwill arising from prior business combination is at its carrying amount at that date. The entity stops amortizing the goodwill and eliminates any accumulated amortization of that goodwill to its cost.

•         PSAK 7 (Revised 2010), “Related Party Disclosures”

The revised standard enhances the guidance of disclosure of related party relationships, transactions and outstanding balances, including commitments. It also makes clear that a member of the key management personnel is a related party, which in turn requires the disclosures of each category of remuneration and compensation of the key management personnel. The Company and its subsidiaries have evaluated its related party relationships and ensured the consolidated financial statements have been prepared under the revised disclosure requirements.

The adoption of these new and revised standards and interpretations did not result in substantial changes to the Company and its subsidiaries’ accounting policies and had no material effect on the amounts reported for the current or prior financial periods:

•	PSAK 2 (Revised 2009), “Statement of Cash Flows”
•	PSAK 3 (Revised 2010), “Interim Financial Reporting”
•	PSAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”
•	PSAK 5 (Revised 2009), “Operating Segment”
•	PSAK 8 (Revised 2010), “Events after the Reporting Period”
•	PSAK 12 (Revised 2009), “Interests in Joint Ventures”
•	PSAK 15 (Revised 2009), “Investments in Associates”
•	PSAK 19 (Revised 2010), “Intangible Assets”
•	PSAK 23 (Revised 2010), “Revenue”
•	PSAK 25 (Revised 2009), “Accounting Policies, Changes in Accounting Estimates and Errors”

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.       Basis of preparation of financial statements (continued)

Changes to the statement of financial accounting standards and interpretation to statement of financial accounting standards (continued)

•	PSAK 48 (Revised 2009), “Impairment of Assets”
•	PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”
•	PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”
•	ISAK 7 (Revised 2009), “Consolidation of Special Purpose Entities”
•	ISAK 9, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”
•	ISAK 10, “Customer Loyalty Programs”
•	ISAK 11, “Distributions of Non-Cash Assets to Owners”
•	ISAK 12, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”
•	ISAK 14, “Intangible Assets - Website Costs”
•	ISAK 17, “Interim Financial Reporting and Impairment”

The withdrawals of these standards and interpretations did not result in significant changes to the Company and its subsidiaries’ accounting policies and had no material effect on the amounts reported for the current or prior financial year:

•	PSAK 6, “Accounting and Reporting for Development-Stage Entities”
•	PSAK 21, “Accounting for Equity”
•	PSAK 40, “Accounting for Changes in Equity of the Subsidiaries or Associates”
•	ISAK 1, “Determining Market Price of Dividend”
•	ISAK 2, “Presentation of Capital in the Balance Sheet and Subscription Receivables”
•	ISAK 3, “Accounting for Donation or Endowment”

The following new and revised accounting standards and interpretations have been published and are mandatory for financial year beginning on or after January 1, 2012:

•	PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”
•	PSAK 18 (Revised 2010), “Accounting and Reporting by Retirement Benefit Plans”
•	PSAK 24 (Revised 2010), “Employee Benefits”
•	PSAK 28 (Revised 2011), “Accounting for Loss Insurance”
•	PSAK 33 (Revised 2011), “Stripping Activities and Environmental management in General Mining”
•	PSAK 34 (Revised 2010), “Construction Contracts”
•	PSAK 36 (Revised 2011), “Accounting for Life Insurance”
•	PSAK 45 (Revised 2010), “Financial Reporting for Non-Profit Organizations”
•	PSAK 46 (Revised 2011), “Income Taxes”
•	PSAK 50 (Revised 2010), “Financial Instruments: Presentation”
•	PSAK 53 (Revised 2010), “Share-based Payments”
•	PSAK 56 (Revised 2011), “Earning per Share”
•	PSAK 60, “Financial Instruments: Disclosures”
•	PSAK 61, “Accounting for Government Grants and Disclosures of Government Assistance”
•	PSAK 62, “Insurance Contracts”
•	PSAK 63, “Financial Reporting in Hyperinflationary Economies”
•	PSAK 64, “Exploration and Evaluation of Mineral Resources”
•	ISAK 13, “Hedges of a Net Investment in a Foreign Operation”
•	ISAK 15 - PSAK 24, “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
•	ISAK 16, “Service Concession Arrangements”

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

a.       Basis of preparation of financial statements (continued)

Changes to the statement of financial accounting standards and interpretation to statement of financial accounting standards (continued)

•	ISAK 18, “Government Assistance - No Specific Relation to Operating Activities”
•	ISAK 19, “Applying the Restatement Approach under PSAK 63: Financial Reporting in Hyperinflationary Economies”
•	ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders”
•	ISAK 22, “Service Concession Arrangements : Disclosure”
•	ISAK 23, “Operating Leases - Incentives”
•	ISAK 24, “Evaluating the Substance of Transactions Involving the Legal Form of a lease”

The following withdrawals of accounting standards and interpretations have been published and are mandatory for the financial year beginning on or later January 1, 2012:

•	PSAK 11, “Translation of Financial Statements in Foreign Currencies”
•	PSAK 27, “Accounting for Cooperatives”
•	PSAK 29, “Accounting for Oil and Gas”
•	PSAK 39, “Accounting for Joint Operations”
•	PSAK 52, “Reporting Currencies”
•	ISAK 4, “Allowable Alternative Treatment of Foreign Exchange Differences”

The Company and its subsidiaries are still assessing the impact of these new or revised PSAK and ISAK and withdrawals of those standards and interpretations on the financial statements.

b.       Principles of consolidation

The consolidated financial statements include the asset and liabilities of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than half of the voting power and has the ability to govern the financial and operating policy of the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting power. Subsidiaries are consolidated from the date on which effective control is obtained and that are no longer consolidated from the date control ceases.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.       Transactions with related parties

The Company and its subsidiaries have transactions with related parties. The definition of related parties used is in accordance with PSAK 7 (Revised 2010), “Related Party Disclosures”. The parties which are considered as a related party are a person or entity that is related to the entity that is preparing its financial statements.

The Company and its subsidiaries have applied the exemption in PSAK 7 (Revised 2010) on disclosing the extent of detail in relation to related party transactions and outstanding balances, including commitments, with government-related entities.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

c.       Transactions with related parties (continued)

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company and its subsidiaries. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.       Business combinations

The acquisition of businesses is accounted for using the acquisition method of accounting. The consideration transferred is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition related costs are expensed as incurred. The acquirees identifiable assets and liabilities are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and measured at cost representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirers previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.

Non-controlling interests that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests proportionate share of the recognized amounts of the acquirees identifiable net assets. The choice of measurement basis is made on a transaction by transaction basis.

When the consideration in a business combination includes contingent consideration, it is measured at its acquisition date fair value. Contingent consideration is classified either as equity or a financial liability amounts classified as a financial liability are subsequently remeasured to fair value recognized in profit or loss or when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.  Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating unit. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of the asset in the unit. Impairment losses recognised for goodwill are not reversed in a subsequent period.

The acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the equity section.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to the present value using pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimate of future cash flows have not been adjusted.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.       Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.        Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method after initially being recognized at cost. Under this method, the Company recognizes the Company's proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Investment in joint ventures is accounted by using the equity method whereby the participation in a joint venture initially recorded at cost and subsequently adjusted for changes in the shares of the venturer of the joint venture’s net assets that occurred after the acquisition.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If in this case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognises the amount adjacent to the share of profit (loss) of associates company in the consolidated statement of comprehensive income.

These assets are included in long-term investments in the consolidated statement of financial position.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”) and the functional currency of Scicom (MSC) Berhad (“Scicom”) is Malaysian Ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

g.       Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment of receivebles is made based on management’s evaluation of the collectability of outstanding amounts. Accounts are written off in the period during which they are determined to be uncollectible.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.       Inventories

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modem and prepaid voucher blanks, which are expensed upon sale. The cost inventories comprise of the purchase price, import duties, other taxes, transport, handling and other costs directly attributable to the it’s acquisition. Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards, handsets, set top box, wireless broadband modem and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories shall be recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of general and administrative expense in the period in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.         Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.         Assets held for sale

Assets (or disposals groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property, plant and equipment and depreciation on such assets is ceased.

k.      Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses (3G and Broadband Wireless Access) and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.       Intangible assets (continued)

Intangible assets are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
License	10
Other intangible assets	2-10

l.         Property, plant and equipment - direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Customer Premise Equipment ("CPE")	10
Other equipment	5

Depreciation method, useful lives and residual value of an asset should be reviewed at least at each financial year-end and adjusted if appropriate.

Pursuant to PSAK 16R, starting January 1, 2010, the Company has changed the estimated useful lives of office and installation buildings (included in buildings) from 20 years to 40 years, Submarine Cable Communication System/Fiber Optic Communication System (included in transmission installation and equipment) from 20 years to 25 years and antenna and towers (included in transmission installation and equipment, and satellite, earth station and equipment) from 15 years to 20 years, based on the review of the useful lives of the assets in the telecommunications industry that is similar to the Company and the usage expectation based on technical specification. The effect of the changes was accounted for prospectively and resulted in a reduction in the expense charged to the 2010 consolidated statement of comprehensive income (Note 10d.iii).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.         Property, plant and equipment - direct acquisitions (continued)

The Company and its subsidiaries periodically evaluate its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its fair value less cost to sell or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated statement of financial position, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

m.     Leases

A lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership.

Finance leases are recognized as assets and liabilities in the statement of financial positions as the amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.     Leases (continued)

Leased assets are depreciated using the same method with and based on the useful lives as estimated for directly acquired property, plant and equipment. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease term and their economic useful lives.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.       Deferred charges for land rights

Costs incurred to process and extend land rights held by the Company and its subsidiaries are deferred and amortized using the straight-line method over the term of the land rights.

o.       Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.       Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility which its relates.

q.       Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date as follows:

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.       Foreign currency translation (continued)

	The Company and its subsidiaries
	2011		2010
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	9,060	9,075	9,005	9,015
Euro 1	11,706	11,727	12,011	12,025
Yen 1	116.69	116.96	110.68	110.82

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.        Revenue and expense recognition

i.         Fixed line telephone revenues

Revenues from fixed line installations are deferred including incremental costs and recognized as income over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the expected term of the customer relationships in 2011 and 2010 is 10 years, respectively. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.       Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•         Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•         Unutilized promotional credits are netted against unearned income.

Revenues under Universal Service Obligation (“USO“) arrangement are recognized when telecommunication access is ready and the services are rendered.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.        Revenue and expense recognition (continued)

iii.     Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derives from other operator’s subscriber call to the Company and its subsidiary operator’s subscribers (incoming) and calls between subscribers of other operators through the Company and its subsidiary’s network (transit).

iv.      Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on service activity and performance which is measured by duration of internet usage or based on the fixed amount charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

v.        Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which is recognized over the period in which the services are rendered.

vi.      Other telecommunications services revenues

Revenues from other telecommunications services consist of Revenue-Sharing Arrangements (“RSA”) and sales of other telecommunication services or goods.

The RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated statement of financial position. All revenues generated from the RSA are recorded as a component of revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as finance costs with the balance treated as a reduction of the obligation under RSA.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

vii.    Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii.  Expenses

Expenses are recognized on an accruals basis.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.        Employee benefits

i.         Short-term employee benefits

All short term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short term benefits shall be recognized as expense on undiscounted basis when employees have rendered service to the Company and its subsidiaries.

ii.       Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there is no deep market for high quality corporate bonds.

Plan assets are assets that are held by the pension and post-retirement health care benefit plans. These assets are measured at fair value at the end of the reporting period, which is based on securities quoted market price information. The amount of prepaid pension costs that can be recognized is limited to the total of any unrecognized past service costs, unrecognized actuarial losses and the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs as they become payable.

iii.     Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of Telkomsel are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of comprehensive income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.        Employee benefits (continued)

iv.      Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

v.        Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

vi.      Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

t.         Income tax

Income tax is charged or credited to the consolidated statement of comprehensive income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity other comprehensive income.

The current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, it establishes provisions based on the amounts expected to be paid to the tax authorities.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.         Income tax (continued)

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets and liabilities are offset in the consolidated statement of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

u.      Financial instruments

In 2006, the DSAK issued PSAK 50 (Revised 2006) "Financial Instruments: Presentation and Disclosures" and PSAK 55 (Revised 2006) "Financial Instruments: Recognition and Measurement". These standards amend both PSAK 50 "Accounting for Investments in Certain Securities" and PSAK 55 "Accounting for Derivative Instruments and Hedging Activities". Both standards are applicable for financial statements covering periods beginning on or after January 1, 2010.

The adoption of the standards did not have a material impact on the result of the Company and its subsidiaries. In accordance with the transitional provision of PSAK 55 (Revised 2006), the impact of recalculating the provision for impairment loss of Rp.91 billion has been adjusted to retained earnings at January 1, 2010.

In implementing PSAK 50 (Revised 2006) and PSAK 55 (Revised 2006), the Company and its subsidiaries classify financial instruments into financial assets and financial liabilities.

The Company and its subsidiaries classify financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.         Financial assets

The Company and its subsidiaries classify their financial assets as (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financials assets were acquired. Management determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and cash equivalents, available-for sale financial assets, trade receivables, other receivables, other current financial assets and other non-current financial assets.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.       Financial instruments (continued)

i.      Financial assets (continued)

a.       Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking. No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2011 and 2010.

b.       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, cash and cash equivalents, trade receivables, other receivables, other current financial assets and other non-current financial assets.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.        Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)       those that the Company upon initial recognition designates as at fair value through profit or loss;

b)       those that the Company designates as available for sale; and

c)       those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2011 and 2010.

d.       Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available for sale financial assets consist of available for sale securities which are recorded as available-for sale financial assets.

The Company and its subsidiaries use settlement date accounting for regular purchases and sales of financial assets.

Investments in available-for-sale securities and trading securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements of comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.       Financial instruments (continued)

i.      Financial assets (continued)

d.     Available-for-sale financial assets (continued)

Gains or losses arising from changes in fair value of the trading securities are presented in the income statement within other (expenses)/income in the period in which they arise.

ii.     Financial liabilties

The Company and its subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Company’s financial liabilities include trade payables, other payables, accrued expenses, loans, bonds and notes.

a.       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2011 and 2010.

b.       Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit and loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, trade payables, other payables, accrued expenses, loans, bonds and notes.

iii.    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

v.       Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Additional Paid-in Capital”.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.      Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

x.       Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing income for the year attributable to owners of the parent by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

The Company does not have potentially dilutive ordinary shares

y.       Segment information

The Company and its subsidiaries' segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Company and its subsidiaries' chief operating decision maker (“CODM”) ie. Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.       Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.      Retirement benefits

The present value of the retirement benefits obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefits obligations.

The Company and its subsidiaries determine the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Company and its subsidiaries considers the interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

z.       Critical Accounting Estimates and Judgements (continued)

i.     Retirement benefits (continued)

If there is an improvement in the ratings of such government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 34, 35 and 36.

ii     Provision for impairment of receivables

The Company and its subsidiaries assess whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience.

iii.   Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company and its subsidiaries recognize liabilities for anticipated tax audit issues based on estimates whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax income tax assets and liabilities in the period in which such determination is made.

iv.    Impairment of non-financial assets

The Company and its subsidiaries tests annually whether goodwill is impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management’s assumptions and estimates.

In determining value in use, the Company and its subsidiaries apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates and discounts rates. These judgements are applied based on our understanding of historical information and expectations of future performance. Changing the key assumptions, including the discount rates or the growth rates assumptions in the cash flow projections, could materially affect the value in use calculations.

For the year ended December 31, 2011, the Company recognized Rp.563 bilion (2010: Nil) of impairment loss on property, plant and equipment in relation to the fixed wireless services. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp.907 billion. However the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the full mobility initiative, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiative are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year (Note 11c).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

3.    acquisitions OF PT ADMINISTRASI MEDIKA (“ad medika”)

On February 25, 2010, Metra entered into Sales Purchase Agreement (SPA) with Ad Medika’s stockholders for the share purchase transaction with acquisition cost amounting to Rp.130 billion (including consultant fee).

Ad Medika is an electronic health care network company. Ad Medika is the largest health service administration management company in Indonesia. Through the acquisition, the Company began providing services through Insure Net as an initial National e-Health program.

The acquisition of Ad Medika has been accounted for using the purchase method of accounting, where the purchase price was allocated to the fair value of the acquired assets and assumed liabilities. The Company elected to recognize the non-controlling interest as its proportional share of the acquired net indentifiable assets. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:
Current assets	26
Property, plant and equipments	17
Intangible assets	46
Current liabilities	(22)
Long-term liabilities	(8)
Deferred tax liabilities	(10)
Fair value of net assets acquired	49
Non-controlling interests	(4)
Goodwill	85
Total purchase consideration	130
Less:
Cash and cash equivalents in subsidiary acquired	(14)
Cash outflow from acquisition	116

Metra acquired control of Ad Medika on February 25, 2010 and the valuation was performed by an independent appraisal using the statement of financial position amount as of February 28, 2010, being the nearest convenient statement of financial position date. The Company’s consolidated results of operations have included the operating results of Ad Medika since March 1, 2010. The intangible assets acquired included customer contracts and backlog, non contractual customer relationships, trademarks and tradenames, and a non compete agreement (Note 12).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS

	2011	2010
Cash on hand	6	4
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	687	439
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	302	199
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	101	7
Others	18	4
	1,108	649
Foreign currencies
Bank Mandiri	198	169
BNI	48	57
Others	2	1
	248	227
Sub-total	1,356	876
Third parties
Rupiah
The Royal Bank of Scotland N.V. (previously ABN AMRO Bank)	0	99
Others (each below Rp.50 billion)	115	99
	115	198
Foreign currencies (each below Rp.50 billion)	69	75
Sub-total	184	273
Total cash in banks	1,540	1,149
Time deposits
Related parties
Rupiah
BRI	2,620	2,224
BNI	2,418	1,428
Bank Mandiri	448	1,556
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	446	330
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	145	496
PT Bank Syariah Mandiri (“BSM”)	77	-
PT Bank BRI Syariah	30	-
PT Bank Pembangunan Daerah Jawa Timur	2	-
	6,186	6,034
Foreign currencies
BRI	299	636
BNI	7	394
Bank Mandiri	-	2
	306	1,032
Sub-total	6,492	7,066

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

4.    CASH AND CASH EQUIVALENTS (continued)

	2011	2010
Time deposits (continued)
Third parties
Rupiah
PT Bank Tabungan Pensiunan Nasional Tbk	190	116
PT Bank Bukopin Tbk (“Bank Bukopin”)	181	174
PT Bank Mega Tbk (“Bank Mega”)	180	177
PT Bank Muamalat Indonesia	95	10
PT Pan Indonesia Bank Tbk	90	95
Deutsche Bank AG (“DB”)	78	0
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	11	165
Others (each below Rp.50 billion)	54	83
	879	820
Foreign currencies
PT Bank OCBC NISP Tbk (“OCBC NISP”merged with PT Bank OCBC Indonesia)	641	-
BCA	-	65
Others (each below Rp.50 billion)	76	16
	717	81
Sub-total	1,596	901
Total time deposits	8,088	7,967
Grand Total	9,634	9,120

Interest rates per annum on time deposits are as follows:

	2011	2010
Rupiah	2.85% - 9.25%	4.00% - 9.50%
Foreign currencies	0.05% - 3.00%	0.05% - 4.00%

The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

5.    TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.     By debtor

(i)      Related parties

	2011	2010
The Government	810	759
CSM	86	91
PT Indonesian Satellite Corporation Tbk (“Indosat”)	36	34
PT Patra Telekomunikasi Indonesia (“Patrakom”)	31	24
Others (each below Rp.30 billion)	52	23
Total	1,015	931
Less provision for impairment of receivables	(83)	(151)
Net	932	780

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)  Third parties

	2011	2010
Residential and business subscribers	5,255	4,481
Overseas international carriers	377	377
Total	5,632	4,858
Less provision for impairment of receivables	(1,649)	(1,294)
Net	3,983	3,564

b.     By age

(i)    Related parties

	2011	2010
Up to 6 months	726	560
7 to 12 months	137	157
More than 12 months	152	214
Total	1,015	931
Less provision for impairment of receivables	(83)	(151)
Net	932	780

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

5.    TRADE RECEIVABLES (continued)

b.     By age (continued)

(ii)  Third parties

	2011	2010
Up to 3 months	3,153	3,149
More than 3 months	2,479	1,709
Total	5,632	4,858
Less provision for impairment of receivables	(1,649)	(1,294)
Net	3,983	3,564

c.     By currency

(i)    Related parties

	2011	2010
Rupiah	972	903
U.S. Dollars	43	28
Total	1,015	931
Less provision for impairment of receivables	(83)	(151)
Net	932	780

(ii) Third parties

	2011	2010
Rupiah	4,829	4,144
U.S. Dollars	802	713
Euro	1	1
Total	5,632	4,858
Less provision for impairment of receivables	(1,649)	(1,294)
Net	3,983	3,564

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

5.    TRADE RECEIVABLES (continued)

d.     Movements in the provision for impairment of receivables

	2011	2010
Beginning balance	1,445	1,274
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006) (Note 2u)	-	91
Provision recognized during the year (Note 29)	856	510
Receivables written-off	(569)	(430)
Ending balance	1,732	1,445

Receivables written-off are write-offs of third party’s trade receivables.

Management believes that the provision for impairment of receivables is adequate to cover losses on uncollectible trade receivables.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 16 and 20).

Refer to Note 37 for details of related party transactions.

6.     INVENTORIES

	2011	2010
Modules	297	292
Components	329	159
SIM cards, RUIM cards, set top box and prepaid voucher blanks	238	147
Total	864	598
Provision for obsolescence
Modules	(91)	(76)
Components	(15)	(7)
SIM cards, RUIM cards, set top box and prepaid voucher blanks	0	0
Total	(106)	(83)
Net	758	515

Movements in the provision  for impairment are as follows:

	2011	2010
Beginning balance	83	72
Provisions of inventory recognized during the year (Note 29)	27	15
Inventories written-off	(4)	(4)
Ending balance	106	83

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

6.    INVENTORIES (continued)

The cost of inventories recognised as expense and included in operations, maintenance, and telecommunication services expenses (Note 28)  as of December 31, 2011 and 2010 amounted to Rp.818 billion and Rp.1,022 billion, respectivelly.

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 16 and 20).

As of December 31, 2011 and 2010, modules and components held by the Company and its subsidiaries have been insured against fire, theft, all industrial risks, loss risk during delivery and other specific risks with the total sum insured as of December 31, 2011 and 2010 is amounting to Rp.235 billion and Rp.144 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

7.    ADVANCES AND PREPAID EXPENSES

	2011	2010
Frequency license (Notes 41c.i and 41c.iii)	2,211	2,394
Rental	530	741
Salaries	201	142
Advances	184	66
Others (each below Rp.50 billion)	168	98
Total	3,294	3,441

Refer to Note 37 for details of related party transactions.

8.     ASSETS HELD FOR SALE

This account represents the carrying amount of equipment to be exchanged with equipment of Nokia Siemens Network Oy with a total agreed price of US$93.4 million. The equipment will be used as a part of the settlement for the exchange of equipment with this company.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

9.    LONG-TERM INVESTMENTS

	2011
	Percentage	Beginning	Share of (loss)profit		Translation	Ending
	of ownership	balance	of associated company	Dividend	adjustment	balance
Long-term investments in associated companies:
Scicom[a]	29.71	109	(1)	(7)	(0)	101
CSM[b]	25.00	33	(6)	-	(1)	26
Melon[c]	51.00	51	(7)	-	-	44
Patrakom[d]	40.00	40	4	(1)	-	43
PSN[e]	22.38	-	-	-	-	-
		233	(10)	(8)	(1)	214
Other long-term investments		21	-	-	-	21
		254	(10)	(8)	(1)	235

	2010
	Percentage	Beginning		Share of (loss)profit	Translation	Ending
	of ownership	balance	Addition	of associated company	adjustment	balance
Long-term investments in associated companies:
Scicom[a]	29.71	50	64	(5)	(0)	109
PT Melon Indonesia (“Melon”)[c]	51.00	-	51	0	-	51
Patrakom[d]	40.00	36	-	4	-	40
CSM[b]	25.00	44	-	(13)	2	33
PSN[e]	22.38	-	-	-	-	-
		130	115	(14)	2	233
Other long-term investments		21	-	-	-	21
		151	115	(14)	2	254

[a]	Scicom is engaged in providing call center services in Malaysia.
[b]	CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.
[c]

Melon is engaged in providing Digital Content Exchange Hub services. As a result of the existence of substantive participating rights held by the other venturer over the significant financial and operating policies of Melon, Metra does not have control over Melon.

[d]	Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.
[e]

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT

	January 1, 2011	Additions	Deductions	Reclassifications	December 31, 2011
At cost:
Direct acquisitions assets
Land	816	40	(14)	-	842
Buildings	3,203	149	(66)	131	3,417
Leasehold improvements	601	12	(5)	42	650
Switching equipment	30,125	113	(5,565)	797	25,470
Telegraph, telex and data communication equipment	20	-	-	(0)	20
Transmission installation and equipment	73,999	2,271	(829)	3,143	78,584
Satellite, earth station and equipment	6,922	72	(0)	75	7,069
Cable network	24,541	1,491	(698)	1,058	26,392
Power supply	8,269	466	(151)	755	9,339
Data processing equipment	7,896	298	(480)	368	8,082
Other telecommunications peripherals	494	6	(3)	(25)	472
Office equipment	644	95	(59)	47	727
Vehicles	113	3	(3)	(29)	84
Other equipment	108	4	(1)	0	111
Property under construction:
Buildings	58	148	-	(67)	139
Leasehold improvements	91	82	-	(170)	3
Switching equipment	1	1,851	-	(1,782)	70
Transmission installation and equipment	288	6,051	-	(5,513)	826
Satellite, earth station and equipment	27	164	-	(170)	21
Cable network	6	38	-	(2)	42
Power supply	40	704	-	(714)	30
Data processing equipment	68	510	-	(506)	72
Leased assets
Transmission installation and equipment	303	11	-	(9)	305
Data processing equipment	298	68	-	(22)	344
Office equipment	26	1	-	(0)	27
Vehicles	53	-	(5)	-	48
CPE assets	22	-	-	-	22
RSA assets:
Land	1	-	-	(1)	-
Switching equipment	84	-	-	(3)	81
Transmission installation and equipment	27	-	-	(11)	16
Cable network	398	-	-	(18)	380
Other telecommunications peripherals	4	-	-	(2)	2
Total	159,546	14,648	(7,879)	(2,628)	163,687

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2011	Additions	Impairments	Deductions	Reclassifications	December 31, 2011
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,576	104	2	(66)	55	1,671
Leasehold improvements	443	64	-	(5)	-	502
Switching equipment	20,912	2,695	-	(5,324)	(871)	17,412
Telegraph, telex and data communication equipment	17	0	-	-	(0)	17
Transmission installation and equipment	30,191	6,717	320	(511)	(1,548)	35,169
Satellite, earth station and equipment	3,621	486	176	(0)	(148)	4,135
Cable network	15,529	1,075	39	(698)	1,007	16,952
Power supply	3,855	1,252	12	(144)	(59)	4,916
Data processing equipment	5,819	1,079	13	(479)	(243)	6,189
Other telecommunications peripherals	367	13	1	(3)	(25)	353
Office equipment	509	63	-	(59)	10	523
Vehicles	100	6	-	(3)	(29)	74
Other equipment	93	6	-	(1)	(0)	98
Leased assets
Transmission installation and equipment	251	23	-	-	(4)	270
Data processing equipment	171	55	-	-	(9)	217
Office equipment	4	5	-	-	(0)	9
Vehicles	39	12	-	(4)	-	47
CPE assets	7	2	-	-	-	9
RSA assets:			-
Land	1	-	-	-	(1)	-
Switching equipment	30	6	-	-	(3)	33
Transmission installation and equipment	22	4	-	-	(8)	18
Cable network	154	35	-	-	(14)	175
Other telecommunications peripherals	3	0	-	-	(2)	1
Total	83,714	13,702	563	(7,297)	(1,892)	88,790
Net Book Value	75,832					74,897

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

		Acquisitions
	January 1, 2010	of Ad Medika	Additions	Deduction	Reclassifications	December 31, 2010
At cost:
Direct acquisitions assets
Land	781	8	35	-	(8)	816
Buildings	2,978	6	75	(1)	145	3,203
Leasehold improvements	527	0	74	-	-	601
Switching equipment	28,948	-	122	(30)	1,085	30,125
Telegraph, telex and data communication equipment	21	-	-	(1)	-	20
Transmission installation and equipment	67,229	-	2,121	(812)	5,461	73,999
Satellite, earth station and equipment	6,795	-	41	-	86	6,922
Cable network	23,622	-	1,166	(249)	2	24,541
Power supply	7,369	-	177	(16)	739	8,269
Data processing equipment	7,603	1	158	(616)	750	7,896
Other telecommunications peripherals	477	-	17	-	-	494
Office equipment	576	1	70	(8)	5	644
Vehicles	110	1	3	(1)	-	113
Other equipment	103	-	4	-	1	108
Property under construction:
Buildings	90	-	126	-	(158)	58
Leasehold improvements	0	-	91	-	-	91
Switching equipment	49	-	1,036	-	(1,084)	1
Transmission installation and equipment	358	-	5,537	-	(5,607)	288
Satellite, earth station and equipment	-	-	69	-	(42)	27
Cable network	3	-	4	-	(1)	6
Power supply	52	-	726	-	(738)	40
Data processing equipment	16	-	777	-	(725)	68
Leased assets
Transmission installation and equipment	289	-	3	-	11	303
Data processing equipment	261	-	43	-	(6)	298
Office equipment	248	-	12	(220)	(14)	26
Vehicles	61	-	-	(8)	-	53
CPE assets	22	-	-	-	-	22
RSA assets:
Land	1	-	-	-	-	1
Switching equipment	93	-	-	-	(9)	84
Transmission installation and equipment	43	-	-	-	(16)	27
Cable network	407	-	-	-	(9)	398
Other telecommunications peripherals	4	-	-	-	(0)	4
Total	149,136	17	12,487	(1,962)	(132)	159,546

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

		Acquisitions
	January 1, 2010	of Ad Medika	Additions	Deductions	Reclassifications	December 31, 2010
Accumulated depreciation:
Direct acquisitions assets
Buildings	1,485	-	97	(1)	(5)	1,576
Leasehold improvements	382	-	61	-	-	443
Switching equipment	18,426	-	2,525	(30)	(9)	20,912
Telegraph, telex and data communication equipment	17	-	1	(1)	-	17
Transmission installation and equipment	24,795	-	6,322	(812)	(114)	30,191
Satellite, earth station and equipment	3,137	-	476	-	8	3,621
Cable network	14,689	-	1,109	(249)	(20)	15,529
Power supply	2,931	-	938	(12)	(2)	3,855
Data processing equipment	5,094	-	1,316	(615)	24	5,819
Other telecommunications peripherals	352	-	15	-	(0)	367
Office equipment	465	-	43	(8)	9	509
Vehicles	95	-	6	(1)	0	100
Other equipment	87	-	5	-	1	93
Leased assets
Transmission installation and equipment	227	-	21	-	3	251
Data processing equipment	117	-	53	-	1	171
Office equipment	201	-	29	(220)	(6)	4
Vehicles	29		16	(6)	-	39
CPE assets	5	-	2	-	-	7
RSA assets:
Land	1	-	0	-	-	1
Switching equipment	30	-	7	-	(7)	30
Transmission installation and equipment	26	-	6	-	(10)	22
Cable network	122	-	37	-	(5)	154
Other telecommunications peripherals	3	-	0	-	(0)	3
Total	72,716	-	13,085	(1,955)	(132)	83,714
Net Book Value	76,420					75,832

a.     Gains on disposal or sale of property, plant and equipment

	2011	2010
Proceeds from sale of property, plant and equipment	56	11
Net book value	(18)	(7)
Exchange of property, plant and equipment - net	24	-
Gains on disposal or sale of property, plant and equipment	62	4

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

b.     KSO assets ownership arrangements

(i)    In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII were legally retained by BSI until the end of the KSO period which was on December 31, 2010. As of December 31, 2010, the net book value of this property, plant and equipment was Rp.710 billion. As at January 1, 2011, the legal rights on this Property, plan and equipment was transferred to the company, and the property, plant and equipment is now reflected in the balances above.

(ii)   In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV were legally retained by MGTI until the end of the KSO period which was on December 31, 2010. As of December 31, 2010, the net book value of this property, plant and equipment was Rp.161 billion. As at January 1, 2011, the legal rights on this property, plant and equipment was transferred to the Company, and the property, plant and equipment is now reflected in the balances above.

c.     Assets impairment

(i)    As of December 31, 2011, the CGUs that generate cash inflows independently were fixed wireline, fixed wireless, cellular and others. There were indications of impairment in fixed wireless business segment, including reporting a segment loss of Rp.1,433 billion for the year ended December 31, 2011, which was mainly due to increased competition in the fixed wireless market and that has resulted in lowe average tariffs, declining active customers and declining average revenue per user (ARPU). The Company assessed the recoverable value of the assets in the cash generating unit (CGU) and determined that assets for the fixed wireless CGU were impaired at 31 December 2011 resulting in an impairment charge of Rp.563 billion being recognized in the consolidated statement of comprehensive income under ‘Depreciation and Amortisation’. The recoverable amount has been determined based on value-in-use (VIU) calculations. These calculations used pre-tax cash flows projections approved by management covering a five-year period and with cash flows beyond the five-year period extrapolated using a perpetuity growth rate. The cash flow projections reflect management’s expectations of revenue, EBITDA growth and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013 and returns to profitability in 2016. Management’s cash flow projection also incorporates management’s reasonable expectations for developments in macro economic conditions and market expectations for the Indonesian telecommunications industry. The projection assumes that management will receive appropriate licenses and effectively implement a full mobility initiative that will remove limitations in the existing service which can only be used by customers within a particular area code. Management applied a pre-tax discount rate of 11.4%, derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. The perpetuity growth rate used of 0% assumes that while subscriber numbers may continue to increase  after five years, average revenue per user may decline such that only negligible long term growth will be achieved in a competitive market.

        If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

(ii)   As of December 31, 2011 and 2010, there were no events or changes in circumstances that would indicate that the carrying amounts of the Company’s fixed wireline business, cellular business and others may not be recoverable.

(iii)  As of December 31, 2011 and 2010, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2011, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

d.     Others

(i)    Interest capitalized to property under construction amounted to Rp.nil for 2011and 2010 , respectively.

(ii)     Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for 2011 and 2010 , respectively.

(iii)  In 2010, the useful lives of Company’s office and installation buildings, Submarine Cable Communication System/Fiber Optic Communication System and Antenna and Tower were changed and accounted for prospectively. The impact is a reduction in the amount depreciation expense of Rp.126 billion recognized to the 2010 consolidated statement of comprehensive income (Note 2l).

(iv)  In April 2011, Telkomsel decided to replace certain equipment (part of infrastructure) with a cost and net carrying amount of Rp.707 billion and Rp.189 billion , respectively, as part of a modernization program. Accordingly, Telkomsel changed the useful life of such equipment. The impact is an additional depreciation expense of Rp.154 billion charged to the 2011 consolidated statement of comprehensive income. Subsequently, in August 2011 and December 2011, part of the equipment with a cost of Rp.185 billion and Rp.399 billion, respectively, were derecognized. Upon derecognition, the equipment had been fully depreciated.

In 2011, due to the impact of changes in technology, damage and other causes, certain equipment and software (mainly part of infrastructure and supporting facilities) with a cost and a net carrying amount of Rp.4,126 billion  and Rp.16 billion, respectively, were derecognized.

(v)   In May 2011, the useful life of Telkomsel’s certain equipment (part of supporting facilities) was changed from 10 years to 6 years to reflect its current economic life. The impact is an additional depreciation expenses of Rp.295 billion charged to the 2011 consolidated statements of comprehensive income.

(vi)  Exchange of property, plant and equipment:

•         On January 24, 2011 and February 25, 2011, the Company and INTI entered into a purchase order of procurement and installation agreement for the Modernization of the Copper Cable Network through Optimization of Asset Copper Cable Network with Trade In Trade Off (TITO) mode for STO Cengkareng, STO Gandaria and STO Injoko amounting to Rp.96 billion and for STO Semanggi amounting to Rp.44 billion. In 2011, the Company has derecognised the copper cable network asset with a net book value of Rp.0.1 billion and recorded the fiber optic network asset of Rp.57 billion.

•         In 2011, certain equipment (part of infrastructure) of Telkomsel with a cost and net carrying amount of Rp.1,730 billion and Rp.547 billion, respectively, were exchanged with equipment from Nokia Siemens Network Oy and PT Huawei Tech Investment with a total price of US$63 million.

Certain equipment (part of infrastructure) of Telkomsel with a cost and net carrying amount of Rp.1,736 billion and Rp.791 billion, respectively, are going to be exchanged with equipment from Nokia Siemens Network Oy and PT Huawei Tech Investment. Accordingly, these were reclassified to assets held for sale (Note 8).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

10.  PROPERTY, PLANT AND EQUIPMENT (continued)

d.     Others (continued)

(vii)   The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 18-45 years, which will expire between 2012 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(viii)  As of December 31, 2011, the Company and its subsidiaries’ property, plant and equipment, except for land, were insured against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.72,188 billion, which was covered by sum insured basis with a maximum loss claim of Rp.1,735 billion, US$38 million, EUR0.36 million and SGD6 million and on first loss basis of Rp.7,240 billion including business recovery of Rp.486 billion with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$17 million and US$39 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(ix)    As of December 31, 2011, the completion of assets under construction was around 29.69% of the total contract value, with estimated dates of completion between February 2012 and March 2014. Management believes that there is no impediment to the completion of the construction in progress.

(x)     Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 16 and 20).

(xi)    The Company and its subsidiaries have lease commitments for property, plant and equipments under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance  leases as of December 31, 2011 and 2010 are as follows:

Year	2011	2010
2011	-	286
2012	259	203
2013	179	142
2014	110	98
2015	33	24
Later	61	57
Total minimum lease payments	642	810
Interest	(132)	(203)
Net present value of minimum lease payments	510	607
Current maturities (Note 17a)	(196)	(198)
Long-term portion (Note 17b)	314	409

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

11.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2011 and 2010 consist of:

	2011	2010
Advances for purchase of property, plant and equipment	2,017	1,335
Prepaid rent - net of current portion (Note 7)	1,143	1,052
Deferred charges	435	447
Restricted cash	164	102
Security deposits	54	62
Others (each below Rp.50 billion)	4	97
Total	3,817	3,095

Deferred charges represent deferred Revenue-Sharing Arrangements (“RSA”) charges, deferred Indefeasible Right of Use (“IRU”) Agreement charges, and deferred land rights charges. Total deferred charges amortization expense in 2011 and 2010 were amounted to Rp.84 billion and Rp.19 billion, respectively.

As of December 31, 2011 and 2010 restricted cash represents time deposits with original maturities of more than one year and cash pledged as collateral for bank guarantees for the USO contract (Note 41c.vi) and other contracts.

Refer to Note 37 for details of related party transactions.

12.   INTANGIBLE ASSETS

(i)    The changes in the carrying amount of goodwill, license and other intangible assets for the years ended December 31, 2011 and 2010 are as follows:

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2010	192	9,875	812	10,879
Additions - acquired separately:
The Company’s software	-	293	-	293
The subsidiaries’ software	-	309	-	309
The subsidiaries’ license	-	-	1	1
Reclassifications	-	(105)	2	(103)
Deductions	-	(7,603)	-	(7,603)
Balance, December 31, 2011	192	2,769	815	3,776
Accumulated amortization:
Balance, December 31, 2010	(29)	(8,815)	(250)	(9,094)
Amortization expense during the year	-	(429)	(87)	(516)
Reclassifications	-	22	(2)	20
Deductions	-	7,603	-	7,603
Balance, December 31, 2011	(29)	(1,619)	(339)	(1,987)
Net Book Value	163	1,150	476	1,789
Weighted-average amortization period	-	6.47 years	9.39 years

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

12.  INTANGIBLE ASSETS (continued)

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2009	107	9,086	806	9,999
Addition - acquired separately:
The Company’s software	-	174	-	174
The subsidiaries’ software	-	543	-	543
The subsidiaries’ license	-	-	6	6
Addition - acquired through business combination:
Acquisitions of Ad Medika	85	46	-	131
Reclassification	-	26	-	26
Balance, December 31, 2010	192	9,875	812	10,879
Accumulated amortization:
Balance, December 31, 2009	(21)	(7,386)	(163)	(7,570)
Amortization expense during the year	(8)	(1,414)	(87)	(1,509)
Reclassifications	-	(15)	-	(15)
Balance, December 31, 2010	(29)	(8,815)	(250)	(9,094)
Net Book Value	163	1,060	562	1,785
Weighted-average amortization period	20 years	6.99 years	9.38 years

(ii)   Goodwill resulted from the acquisition of PT Sigma Cipta Caraka (“Sigma”) in 2008, Indonusa in 2008 and Ad Medika in 2010 (Note 3). Other intangible assets also included the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas. In accordance with the expiration of KSO agreement term (Note 10b), the carrying amount and the accumulated amortization of the intangible assets has been derecognized.

(iii)  In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee amounting to Rp.436 billion (Notes 37c and 41c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use. In 2009, Telkomsel obtained an additional 3G license of Rp.320 billion which is recorded as an intangible assets and amortized over 10 years.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

(iv)  The estimated annual amortization expense relating to other intangible assets from January 1, 2012 is approximately Rp.513 billion.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

12.  INTANGIBLE ASSETS (continued)

(v)   The aggregate amounts of goodwill allocated to each cash generating unit (CGU) are as follows :

	December 31, 2010	December 31, 2011
Sigma	88	88
Ad Medika	82	82
Total	170	170

Metra performed its annual impairment tests of those CGUs based on fair value less cost to sell using discounted cash flow projections. The impairment tests used management approved cash flows projection covering a five-year period, and the following key assumptions :

The key assumptions used in the impairment test are as below:

	December 31, 2011		December 31, 2010
	Sigma	Ad Medika	Sigma	Ad Medika
Discount Rate	12.5%	12.1%	13.1%	-
Perpetuity growth rate	2%	2%	2%	-

As of December 31, 2011 and 2010, no impairment charge was required for goodwill on acquisition of subsidiaries, with any reasonably possible changes to the key assumptions applied not likely to cause carrying amount of the CGUs to exceed their recoverable amount.

13.  TRADE PAYABLES

	2011	2010
Related parties
Radio frequency usage charges, Concession fees and Universal Service Obligation charges	409	394
Purchases of equipment, materials and services	369	556
Payables to other telecommunications providers	60	204
Sub-total	838	1,154
Third parties
Purchases of equipment, materials and services	7,429	6,269
Payables to other telecommunications providers	50	88
Sub-total	7,479	6,357
Total	8,317	7,511

Trade payables by currency are as follows:

	2011	2010
Rupiah	4,422	4,378
U.S. Dollars	3,883	3,126
Others	12	7
Total	8,317	7,511

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

14.  ACCRUED EXPENSES

	2011	2010
Operations, maintenance and telecommunications services	2,917	1,774
Salaries and benefits	900	895
General, administrative and marketing	805	514
Interest and bank charges	168	226
Total	4,790	3,409

Refer to Note 37 for details of related party transactions.

15.  UNEARNED INCOME

	2011	2010
Prepaid pulse reload vouchers	2,526	2,419
Other telecommunications services	153	131
Others (each below Rp.50 billion)	142	131
Total	2,821	2,681

16.  SHORT TERM BANK LOANS

		2011		2010
		Outstanding		Outstanding
		Original Currency	Rupiah	Original Currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Bank CIMB Niaga	Rp.	-	45	-	35
Bank Danamon	Rp.	-	40	-	-
Others	Rp.	-	15	-	21
Total			100		56

Refer to Note 37 for details of related party transactions.

Other significant information relating to short-term bank loans as at December 31, 2011 is as follows:

			Total facility	Payment	Interest	Interest rate
	Borrower	Currency	(in billions)	schedule	payment period	per annum	Security
Bank CIMB Niaga
April 25, 2005 [a]	Balebat	Rp.	12	May 29, 2012	Monthly	11.50%	Property, plant and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)
April 29, 2008 [a]	Balebat	Rp.	5	May 29, 2012	Monthly	11.50%	Property, plant and equipment (Note 10), inventories (Note 6), and trade receivables (Note 5)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

16.  SHORT TERM BANK LOANS (continued)

			Total facility	Payment	Interest	Interest rate
	Borrower	Currency	(in billions)	schedule	payment period	per annum	Security
Bank CIMB Niaga (continued)
May 14, 2010	Infomedia	Rp.	28	February 16, 2012	Monthly	11.50%	Trade receivables (Note 5)
Bank Danamon
August 5, 2011	Infomedia	Rp.	40	February 17, 2012	Monthly	11.00%	Trade receivables (Note 5)
Bank Ekonomi
June 25, 2009[b]	Sigma	Rp.	15	July 1, 2012	Monthly	9.00% - 10.50%	Trade receivables (Note 5), property, plant and equipment (Note 10)
August 7, 2009[b]	Sigma	Rp.	35	July 1, 2012	Monthly	9.00% - 10.50%	Trade receivables (Note 5), property, plant and equipment (Note 10)
August 7, 2009[b]	Sigma	US$	0.001	July 1, 2012	Monthly	6.00%	Trade receivables (Note 5), property, plant and equipment (Note 10)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purpose.

a   Based on the latest amendment on May 25, 2011.

b   Based on the latest amendment on November 23, 2011.

17.  MATURITIES OF LONG-TERM LIABILITIES

a.     Current maturities

	Notes	2011	2010
Bank loans	20	3,960	4,478
Bonds and notes	19	385	127
Two-step loans	18	272	396
Obligations under finance leases	10	196	198
Deferred consideration for business combination		-	105
Total		4,813	5,304

Deferred consideration represents the Company's obligations to the Selling Stockholders of MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, which were fully repaid in January 2011.

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

17.  MATURITIES OF LONG-TERM LIABILITIES (continued)

b.     Long-term portion

Scheduled principal payments as of Dec 31, 2011, are as follows:

		(In billions of Rupiah)
	Notes	Total	2013	2014	2015	2016	Later
Bank loans	20	7,231	4,155	2,006	722	260	88
Bonds and notes	19	3,401	268	133	1,005	-	1,995
Two-step loans	18	2,012	197	200	202	206	1,207
Obligations under finance leases	10	314	147	94	24	16	33
Total		12,958	4,767	2,433	1,953	482	3,323

18.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2011		2010
		Outstanding		Outstanding
		Original currency		Original currency
Lenders	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Overseas bank	Yen	9,983	1,167	10,751	1,191
	Rp.	-	717	-	857
	US$	44	400	121	1,089
Total			2,284		3,137
Current maturities (Note 17a)			(272)		(396)
Long-term portion (Note 17b)			2,012		2,741

			Interest	Interest
Lenders	Currency	Payment schedule	payment period	rate per annum
Overseas bank	US$	Semi-annually	Semi-annually	4.00%
	Rp.	Semi-annually	Semi-annually	7.71%
	Yen	Semi-annually	Semi-annually	3.10%

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

18.  TWO-STEP LOANS (continued)

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.       Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.       Internal financing (earnings before depreciation and finance costs) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of December 31, 2011, the Company complied with the above mentioned ratios.

Refer to Note 37 for details of related party transactions.

19.  BONDS AND NOTES

		2011		2010
		Outstanding		Outstanding
		Original currency		Original currency
Bonds and notes	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Bonds
Series A	Rp.	-	1,005	-	1,005
Series B	Rp.	-	1,995	-	1,995
Medium Term Notes (“MTN” )
Metra	Rp.	-	59	-	47
Sigma	Rp.	-	30	-	30
PT Finnet Indonesia (“Finnet”)	Rp.	-	18	-	24
Promissory Notes
Huawei Tech	US$	60	545	23	211
PT. ZTE Indonesia (“ZTE”)	US$	15	134	7	64
Total			3,786		3,376
Current maturities (Note 17a)			(385)		(127)
Long-term portion (Note 17b)			3,401		3,249

a.     Bonds

						Interest	Interest
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	payment method	rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all assets owned by the Company. The underwriter of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds of the issuance of bonds on July 6, 2010.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES (continued)

a.     Bonds (continued)

The funds received from public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system), and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2011, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.       Debt to equity ratio should not exceed 2:1.

2.       EBITDA to finance costs ratio should not be less than 5:1.

3.       Debt service coverage is 125%.

As of December 31, 2011, the Company complied with the above mentioned ratios.

b.     MTN

Notes	Principal	Issuance date	Maturity date	Interest payment method
MTN
Metra I
Phase 1	30	June 9, 2009	June 19, 2012	Quarterly
Phase 2	20	February 1, 2010	February 2, 2013	Quarterly
Metra II
Phase 1	20	December 28, 2011	December 28, 2014	Quarterly
Sigma	30	November 17, 2009	November 17,2014	Semi-annually
Finnet
Phase 1	10	October 16, 2009	November 17, 2012	Monthly
Phase 2	15	March 18, 2010	March 24, 2013	Monthly

The Arranger of the Medium Term Notes is PT Bahana Securities, Bank Mega is acting as Trustee, and PT Kustodian Sentral Efek Indonesia (“KSEI”) is acting as Collecting Agent and Custodian. Proceeds from the issuance of MTN among others were used to expand the business and as working capital.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

The MTN of Sigma and Finnet are not secured by a specific collateral, but secured by all of Sigma and Finnet’s assets. These movable or fixed property, either existing or in the future, are collateral for assets of MTN holders and at all times ranked (pari passu) without any preference with other creditor privileges in accordance with prevailing regulations. Sigma and Finnet may buyback all or part of the MTN at any time before the maturity date of MTN.

Based on the agreements, Metra, Sigma, and Finnet are required to comply with required covenants including maintaining financial ratios. As of December 31, 2011, Metra, Sigma, and Finnet complied with the ratios.

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES (continued)

c.     Promissory Notes

		Principal		Payment	Interest	Interest
Supplier	Currency	(in billions)	Issuance date	schedule	payment method	rate per annum
PT Huawei Tech Investment (“Huawei Tech”)	US$	0.3	June 19, 2009	Semi-annually	Semi-annually	6 month LIBOR+2.5%
				(January 11, 2012 – June 23, 2014)
PT. ZTE Indonesia (“ZTE”)	US$	0.1	August 20, 2009	Semi-annually	Semi-annually	6 month LIBOR+1.5%
				(June 10, 2012 – June 10, 2014)		6 month LIBOR+2.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company with ZTE and Huawei Tech, the promissory notes issued by the Company to ZTE and Huawei Tech are unsecured supplier financing facilities covering 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) projects with ZTE and Huawei Tech.

20.  BANK LOANS

		2011		2010
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Syndication of banks	Rp.	-	3,225	-	4,500
BCA	Rp.	-	2,271	-	2,755
Bank Mandiri	Rp.	-	2,111	-	3,075
BRI	Rp.	-	1,131	-	822
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank	US$	85	771	54	487
BNI	Rp.	-	400	-	1,150
Japan Bank for International Cooperation (“JBIC”)	US$	42	381	54	486
Industrial and Commercial Bank of China Limited (“ICBC”)	US$	39	350	46	417
OCBC NISP	Rp.	-	466	-	622
Bank CIMB Niaga	Rp.	-	81	-	24
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp.	-	69	-	79
	US$	0	4	-
Bank of China (“BoC”)	US$	-	-	18	159
Finnish Export Credit Ltd	US$	-	-	17	149
The Export-Import Bank of Korea (“Korea Eximbank”)	US$	-	-	12	106
Others	Rp.	-	1	-	8
Total			11,261		14,839
Unamortized debt issue cost			(70)		(105)
			11,191		14,734
Current maturities (Note 17a)			(3,960)		(4,478)
Long-term portion (Note 17b)			7,231		10,256

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as at December 31, 2011 is as follows:

			Total facility		Interest	Interest
	Borrower	Currency	(in billions)	Payment schedule	payment period	rate per annum	Security
Syndication of banks
July 29, 2008[a]	The Company	Rp.	2,400	Semi-annually	Quarterly	3 months	None
(BNI, BRI and Bank Jabar)				(2010 - 2013)		JIBOR+1.20%
June 16, 2009[a]	The Company	Rp.	2,700	Semi-annually	Quarterly	3 months	None
(BNI and BRI)				(2011 - 2014)		JIBOR+2.45%
BCA
July 3, 2009[b]	Telkomsel	Rp.	2,000	Semi-annually	Quarterly	3 months	None
				(2010 - 2014)		JIBOR+1.50%
July 5, 2010b&[c]	Telkomsel	Rp.	2,000	Semi-annually	Quarterly	3 months	None
				(2012 - 2016)		JIBOR+1.20%
December 16, 2010[a]	TII	Rp.	200	Semi-annually	Quarterly	3 months	None
				(2011 - 2015)		JIBOR+1.25%
Bank Mandiri
July 3, 2009[b]	Telkomsel	Rp.	2,000	Semi-annually	Quarterly	3 months	None
				(2010 - 2014)		JIBOR+1.50%
July 5, 2010b&[c]	Telkomsel	Rp.	3,000	Semi-annually	Quarterly	3 months	None
				(2012 - 2016)		JIBOR+1.20%
BRI
October 13, 2010[a]	The Company	Rp.	3,000	Semi-annually	Quarterly	3 months	None
				(2013 - 2015)		JIBOR+1.25%
July 20, 2011[a]	Dayamitra	Rp.	1,000	Semi-annually	Quarterly	3 months	Property, plants and equipments
				(2011 - 2017)		JIBOR+1.40%	(Note 10)
ABN Amro Bank N.V. Stockholm Branch (“AAB Stockholm”) and Standard Chartered Bank
December 30, 2009b&[d]	Telkomsel	US$	0.3	Semi-annually	Semi-annually	6 months	None
				(2011- 2016)		LIBOR+0.82%
BNI
October 13, 2010[a]	The Company	Rp.	1,000	Semi-annually	Quarterly	3 months	None
				(2013 - 2015)		JIBOR+1.25%
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010[a]&e	The Company	US$	0.06	Semi-annually	Semi-annually	4.56% and	None
				(2010 - 2015)		6 months LIBOR+0.70%
Industrial and Commercial Bank of China Limited (“ICBC”)
December 30, 2009b&[f]	Telkomsel	US$	0.3	Semi-annually	Semi-annually	6 months	None
				(2011 - 2016)		LIBOR+1.20%

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Payment schedule	Interest payment period	Interest Rate per annum	Security
OCBC NISP
November 2, 2009b&g	Telkomsel	Rp.	500	Semi-annually	Quarterly	3 months JIBOR+3.00%	None
				(2010 - 2014)
November 2, 2009 b&g	Telkomsel	Rp.	200	Semi-annually	Quarterly	3 months JIBOR+3.00%	None
				(2010 - 2014)
Bank CIMB Niaga
March 21, 2007[h]	GSD	Rp.	21	Quarterly	Monthly	9.75%	Property, plants and equipments (Note 10)
				(2007 - 2015)
November 23, 2007[h]	GSD	Rp.	9	Monthly	Monthly	9.75%	Property, plants and equipments (Note 10)
				(2007 - 2012)
July 28, 2009[i]	Balebat	Rp.	3	Monthly	Monthly	11.50%	Property, plants and equipments (Note 10), inventories (Note 6), and trade receivables (Note 5)
				(2010 - 2014)
May 24, 2010	Balebat	Rp.	3	Monthly	Monthly	11.50%	Property, plants and equipments (Note 10), inventories (Note 6), and trade receivables (Note 5)
				(2010 - 2015)
March 31, 2011	GSD	Rp.	13	Monthly	Monthly	9.75%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2019)
March 31, 2011	GSD	Rp.	24	Monthly	Monthly	9.75%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2019)
March 31, 2011	GSD	Rp.	12	Monthly	Monthly	9.75%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2015)
September 9, 2011	GSD	Rp.	11	Monthly	Monthly	9.75%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2015)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in billions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
September 9, 2011	GSD	Rp.	41	Monthly	Monthly	9.75%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2021)
Bank Ekonomi
December 7, 2006a & j	Sigma	Rp.	14	Monthly	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2006 - 2012)
March 9, 2007a & j	Sigma	Rp.	13	Monthly	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2008 - 2012)
September 10, 2008[a] & j	Sigma	Rp.	33	Monthly	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2009 - 2015)
August 7, 2009a & j	Sigma	Rp.	35	Monthly some installment	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2009- 2013)
August 7, 2009a & j	Sigma	Rp.	20	Monthly some installment	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2009 - 2014)
February 23, 2011a & j	Sigma	Rp.	30	Monthly	Monthly	9.00% - 10.50%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2015)
February 23, 2011a & j	Sigma	US$	0.002	Monthly	Monthly	6.00%	Property, plants and equipments (Note 10), and trade receivables (Note 5)
				(2011 - 2015)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

The credit facilities obtained by the Company and its subsidiaries are used for working capital purpose.

[a]

As stated in the agreements, the Company and its subsidiaries are required to comply with all covenants or restrictions including maintaining financial ratios as follows. As of December 31, 2011, the Company and its subsidiaries has complied with the ratios.

[b]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect the Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2011, Telkomsel has complied with the above covenants.

[c]

Pursuant to expiry of availability periods of facilities from BCA and Bank Mandiri, those banks have approved extension of the availability periods to January 2012. The approval from BCA and Bank Mandiri for extension of the availability period was formalized through amendment of loan agreement on July 20 and 21, 2011.

[d]

Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 41a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm Branch (as “the original lender”) and Standard Chartered Bank (“SCB”) (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively. The availability period of Facility 1 expired in July 2010 with no outstanding loan balance and the availability period of facility 2 expired in March 2011. Pursuant to expiry of availability period of Facility 2, EKN agreed to reduce premium of the unused facility by US$3 million through a cash refund.

[e]

In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million.

[f]

Pursuant to the agreements with Huawei International Pte.Ltd. (“Huawei International“) and PT Huawei Tech Investment (“Huawei Tech”) (Note 41a.ii), Telkomsel entered into a Sinosure-Backed Facility Agreement with the ICBC for the purchase of Huawei Tech telecommunication equipment and services. The facilities consist of facility 1 and 2 amounting to US$166 million and US$100 million, respectively, including premium of US$16 million. The availability period of Facility 1 expired in December 2010. Pursuant to expiry of availability period of Facility 1, Telkomsel has requested Sinosure to reduce a portion of premium for the unused facility. In December 2011, Sinosure approved Telkomsel’s plan to repay the remaining loan in January 2012 (Note 46c) and agreed to refund premium portion for the unused facility. Accordingly, the remaining loan is classified as a current liability.

[g]

In December 2011, Telkomsel notified OCBC NISP that Telkomsel plans to repay entire portion of the remaining loan in February 2, 2012 (Note 46d). Accordingly, the outstanding balance is classified as a current liability.

[h]	Based on the latest amendment on March 31, 2011.
[i]	Based on the latest amendment on May 24, 2010.
[j]	Based on the latest amendment on November 23, 2011.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

21.    NON-CONTROLLING INTEREST

	2011	2010
Non-controlling interest in net assets of subsidiaries:
Telkomsel	13,430	11,971
Metra*	33	17
Infomedia*	8	8
Total	13,471	11,996

	2011	2010
Non-controlling interest in total comprehensive income of subsidiaries:
Telkomsel	4,488	4,326
Metra*	16	6
Infomedia*	1	1
Total	4,505	4,333

*    The amounts represent other third parties’ share of ownership in subsidiaries of Metra and Infomedia.

22.    CAPITAL STOCK

	2011
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	53.24	2,580
The Bank of New York Mellon Corporation*	2,952,965,536	15.23	738
Directors (Note 1b):
Ermady Dahlan	17,604	-	0
Indra Utoyo	5,508	-	0
Public (individually less than 5%)	6,112,879,960	31.53	1,529
Total	19,386,339,320	100.00	4,847
Treasury stock (Note 24)	773,659,960	-	193
Total	20,159,999,280	100.00	5,040

*      The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

22.    CAPITAL STOCK (continued)

	2010
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	52.47	2,580
The Bank of New York Mellon Corporation*	2,394,970,656	12.18	599
Directors (Note 1b):
Ermady Dahlan	17,604	-	0
Indra Utoyo	5,508	-	0
Public (individually less than 5%)	6,953,960,300	35.35	1,738
Total	19,669,424,780	100.00	4,917
Treasury stock (Note 24)	490,574,500	-	123
Total	20,159,999,280	100.00	5,040

*      The Bank of New York Mellon Corporation serves as the Depositary of registered ADS holders for the Company’s ADSs.

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

23.    ADDITIONAL PAID-IN CAPITAL

	2011	2010
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Total	1,073	1,073

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

24.    TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number	Amount
			of Shares
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp.5,250 billion
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp.2,000 billion
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp.3,000 billion
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp.3,000 billion
IV	AGM	May 19, 2011 -November 20, 2012	645,161,290	Rp.5,000 billion

Movement in treasury stock as a result of share repurchase is as follow:

	2011			2010
	Number	%	Rp.	Number	%	Rp.
	of shares			of shares
Balance beginning	490,574,500	2.43	4,264	490,574,500	2.43	4,264
Number of shares acquired	283,085,460	1.41	2,059	-	-	-
Balance ending	773,659,960	3.84	6,323	490,574,500	2.43	4,264

Pursuant to the AGM of Stockholders of the Company dated June 11, 2010, the stockholders approved the changes to the Company’s plan for use of the treasury stock as result of the Share Buy Back  I, II and III, as follows: (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

25.    DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.478 billion arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services, which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2011 and 2010, the development of the related infrastructure amounted to Rp.537 billion, respectively.

As of December 31, 2011 and 2010, the Company has received an aggregate of Rp.478 billion, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90 billion from 2005 to 2008 and Rp.118 billion on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Equity section. These amounts are recorded as a component of Equity because the Government is the majority and controlling stockholder of the Company.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

26.     REVENUES

	2011	2010
Telephone Revenues
Cellular
Usage charges	27,189	28,024
Features	838	582
Monthly subscription charges	569	488
Connection fee charges	2	40
	28,598	29,134
Fixed lines
Usage charges	8,213	9,287
Monthly subscription charges	3,004	3,251
Installation charges	135	179
Others	267	223
	11,619	12,940
Total Telephone Revenues	40,217	42,074
Interconnection Revenues
Domestic interconnection and transit	2,071	2,174
International interconnection	1,438	1,561
Total Interconnection Revenues	3,509	3,735
Data, Internet And Information Technology Services Revenues
Short Messaging Services (“SMS”)	13,093	11,289
Internet, data communication and information technology services	10,548	8,297
VoIP	245	197
e-Business	38	18
Total Data, Internet And Information Technology Services Revenues	23,924	19,801
Network Revenues
Leased lines	911	687
Satellite transponder lease	390	371
Total Network Revenues	1,301	1,058
Other Telecommunications Services Revenues
Customer Premise Equipment (“CPE”) and terminal	739	851
USO Compensation	430	342
Directory assistance	349	322
Pay TV	259	159
Sales of modem	163	170
Others	362	117
Total Other Telecommunications Services Revenues	2,302	1,961
TOTAL REVENUES	71,253	68,629

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2010 AND 2011

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

27.    PERSONNEL EXPENSES

	2011	2010
Salaries and related benefits	3,001	2,751
Vacation pay, incentives and other benefits	2,814	2,575
Employees’ income tax	1,043	796
Early retirement programs	517	-
Net periodic pension costs (Notes 34)	501	504
Net periodic post-retirement health care benefits costs (Note 36)	199	238
Housing	197	214
LSA (Note 35)	96	78
Insurance	70	68
Other post-retirement cost (Note 34c)	65	66
Other employees’ benefits (Note 34d)	30	23
Others	22	19
Total	8,555	7,332

28.    OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2011	2010
Operations and maintenance	9,191	8,836
Radio frequency usage charges (Notes 37b and 41c.iii)	2,846	2,892
Concession fees and Universal Service Obligation charges (Note 37b)	1,235	1,177
Cost of phone, set top box, SIM and RUIM cards	879	1,067
Electricity, gas and water	836	841
Insurance	431	384
Leased lines and CPE	406	215
Vehicles rental and supporting facilities	291	283
Cost of IT services	144	200
Travelling	54	60
Others	59	91
Total	16,372	16,046

Refer to Note 37 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

29.    GENERAL AND ADMINISTRATIVE EXPENSES

	2011	2010
Provision for impairment of receivables and inventory obsolescence (Notes 5d and 6)	883	525
Collection expenses	327	401
General	326	301
Social contribution	290	171
Travelling	256	260
Professional fees	235	163
Training, education and recruitment	229	216
Security and screening	97	215
Meetings	86	80
Stationery and printing	53	64
Vehicle rental	43	51
Others	110	90
Total	2,935	2,537

Refer to Note 37 for details of related party transactions.

30.    INTERCONNECTION EXPENSES

	2011	2010
Domestic interconnection and transit	2,414	1,980
International interconnection	1,141	1,106
Total	3,555	3,086

Refer to Note 37 for details of related party transactions.

31.    TAXATION

a.       Claim for tax refund

	2011	2010
Subsidiaries
Corporate income tax	23	15
Income tax
Article 23 - Withholding tax on services delivery	8	8
Value Added Tax (“VAT”)	340	110
	371	133

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.    TAXATION (continued)

b.       Prepaid taxes

	2011	2010
The Company
VAT	43	-
Subsidiaries
Corporate income tax	610	667
VAT	131	47
Income tax
Article 23 - Withholding tax on services delivery	3	2
	744	716
	787	716

c.        Taxes payable

	2011	2010
The Company
Income taxes
Article 4 (2) - Final tax	4	7
Article 21 - Individual income tax	68	67
Article 23 - Withholding tax on services delivery	11	11
Article 25 - Installment of corporate income tax	40	32
Article 26 - Withholding tax on non-resident income tax	1	1
Article 29 - Underpayment of corporate income tax	1	10
VAT	-	13
	125	141
Subsidiaries
Income taxes
Article 4 (2) - Final tax	29	15
Article 21 - Individual income tax	75	36
Article 23 - Withholding tax on services delivery	25	43
Article 25 - Installment of corporate income tax	6	405
Article 26 - Withholding tax on non-resident income tax	10	18
Article 29 - Underpayment of corporate income tax	682	16
VAT	87	62
	914	595
	1,039	736

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.    TAXATION (continued)

 d.      The components of income tax expense (benefit) are as follows:

	2011	2010
Current
The Company	777	558
Subsidiaries	4,896	4,111
	5,673	4,669
Deferred
The Company	25	671
Subsidiaries	(311)	206
	(286)	877
	5,387	5,546

e.        Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2011	2010
Consolidated income before tax	20,857	21,416
Add back consolidation eliminations	8,925	8,210
Consolidated income before tax and eliminations	29,782	29,626
Less: income before tax of the subsidiaries	(18,082)	(16,932)
Income before tax attributable to the Company	11,700	12,694
Less: income subject to final tax	(462)	(633)
	11,238	12,061
Tax calculated at applicable rates	2,248	2,413
Non-taxable income	(1,785)	(1,640)
Non-deductible expenses	235	283
Deferred tax liabilities that cannot be utilized - net	41	112
Corporate income tax expense	739	1,168
Final income tax expense	63	61
Total income tax expense of the Company	802	1,229
Income tax expense of the subsidiaries	4,585	4,317
Total consolidated income tax expense	5,387	5,546

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.    TAXATION  (continued)

 e.       (continued)

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010
Income before tax attributable to the Company	11,700	12,694
Less: income subject to final tax	(462)	(633)
	11,238	12,061
Temporary differences:
Amortization of intangible assets and land rights	9	1,006
Depreciation and gain on sale of property, plant and equipment	(479)	(1,129)
Provision for impairment and trade receivables written-off	139	(11)
Foreign exchange gain on deferred consideration for business combinations	(0)	(31)
Net periodic pension and other post-retirement benefits costs	45	(299)
Payments of deferred consideration for business combinations	(106)	(1,204)
Accrued early retirement benefits	-	(1,029)
Deferred installation fee	(86)	(87)
Provision for impairment of assets	563	-
Other provisions	(4)	(46)
Total temporary differences	81	(2,830)
Permanent differences:
Net periodic post-retirement health care benefit costs	199	229
Equity in net income of associates and subsidiaries	(8,925)	(8,201)
Others	975	1,226
Total permanent differences	(7,751)	(6,746)
Taxable income	3,568	2,485
Current corporate income tax expense	714	497
Final income tax expense	63	61
Total current income tax expense of the Company	777	558
Current income tax expense of the subsidiaries	4,896	4,111
Total current income tax expense	5,673	4,669

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.    TAXATION  (continued)

 e.       (continued)

The Tax Law No. 36/2008 stipulates a reduction of 5% from the top rate applicable to qualifying companies listed, and for whose stock is traded on, the IDX which meet the prescribed criteria that the public own 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, with each party owning less than 5% of the total paid-up stocks. These requirements must be met by a company for a period of 6 months in one tax year. The Company has met all of the required criteria, therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of December 31, 2011 and 2010, the Company has deducted its applicable tax rate by 5%.

The Company applied a tax rate of 20% for the fiscal year 2011 and 2010. The subsidiaries applied a tax rate of 25% for the fiscal year 2011 and 2010

The Corporate Income Tax Return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2011 will be reported based on the prevailing regulation. The amount of corporate income tax for the years ended December 31, 2010 was as reported in the Annual SPTs.

 f.       Tax assessment

(i)       The Company

Directorate General of Tax (“DGT”) has audited the Company’s corporate income tax overpayment amounting to Rp.255 billion on 2008 fiscal year. On June 16, 2010, DGT issued an Overpaid Tax Assessment Letter (“Surat Ketetapan Pajak Lebih Bayar” or “SKPLB”) on corporate income tax amounting Rp.228 billion. The difference between SKPLB and the Company’s claim for tax refund has been charged to 2010 consolidated statement of comprehensive income amounting to Rp.27 billion. The Company received an Underpaid Tax Assessment Letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) on VAT amounting to Rp.1.69 billion including a tax penalty of Rp.0.5 billion which has been net off with SKPLB of income taxes. Therefore, the Company received restitution from DGT amounting to Rp.226.5 billion. On July 9, 2010, the Company has received a refund from a claim of SKPLB on 2008 fiscal year corporate income tax.

As of the issuance date of the consolidated financial statements, the audit of withholding income tax for 2008 fiscal year is still in process.

(ii)     Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s appeal for a refund of withholding taxes covering the fiscal year 2002 of Rp.115 billion. On April 3, 2009, Telkomsel filed a contra-appeal to the Indonesian Supreme Court (“SC”). As of the issuance date of the consolidated financial statements, it is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.    TAXATION  (continued)

 f.        Tax assessment (continued)

(ii)     Telkomsel (continued)

Based on the Tax Court’s verdict in March 2010, Telkomsel’s appeal on Value Added Tax for the fiscal years 2004 and 2005 was accepted and Telkomsel subsequently received the refund of Rp.215 billion in June 2010 with an interest of Rp.103 billion. On August 10, 2010, the Tax Authorities filed a judicial review to the SC on the Tax Court’s verdict. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

As a result of the assessment and tax court verdict, on January 28 and February 12, 2010, Telkomsel received the refund for overpayment of the 2008 Corporate Income Tax of Rp.439 billion and Rp.4.2 billion, respectively.

On April 21, 2010, the Tax Court notified Telkomsel that the Tax Authorities has filed an appeal to the SC on the Tax Court’s verdict of the cancellation of a Tax Collection Letter (STP) for the underpayment of income tax Article 25 for the period of December 2008 of Rp.429 billion (including a penalty of Rp.8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In 2010, Telkomsel was assessed for underpayments of Corporate Income Tax, withholding taxes and Value Added Tax, for the fiscal year 2006 totalling Rp.212 billion (including penalty of Rp.69 billion). On December 23, 2010, Telkomsel filed an objection to the Tax Authorities for underpayments of withholding taxes and Value Added Tax amounting to Rp.116 billion (including a penalty of Rp.38 billion) and recorded it as a claim for tax refund. The accepted portions of Rp.50 billion was previously recognized and charged to 2008 consolidated statement of comprehensive income while the remaining portion of Rp.46 billion were charged to the 2010 consolidated statement of comprehensive income. Subsequently, in September 2011, the Tax Authorities rejected Telkomsel’s objection. In December 2011, Telkomsel filed an appeal to the Tax Court. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In October and November, 2010, Telkomsel received STPs for the underpayments of income tax Article 25 for the fiscal year 2010 of Rp.229 billion (including penalty of Rp.11 billion). The STPs were paid in November and December 2010. The principal payment of Rp.218 billion was considered as a prepayment in calculating the 2010 corporate income tax which at the end resulted in an overpayment of Rp.599.87 billion. Through its letters in November 2010, Telkomsel requested the Tax Authorities to cancel the STPs. Subsequently, in April 2011, Telkomsel  received STPs from Tax Authorities which revised the above-mentioned STPs issued in October and November 2010 with an additional penalty of Rp.4.3 billion.

On May 5, 2011, the Tax Authorities  rejected  Telkomsel’s request for cancellation of those STPs. Subsequently, on May 31, 2011, Telkomsel filed an appeal to the Tax Court. The overpayment and penalty are recognized as claims for tax refund as of December 31, 2011. As of the issuance date of the consolidated financial statements, the appeal is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.     TAXATION  (continued)

 f.        Tax assessment (continued)

(ii)    Telkomsel (continued)

In August 2011, Telkomsel was assessed for underpayments of withholding taxes and Value Added Tax for the fiscal year 2008 totaling Rp.235 billion. In November 2011, Telkomsel filed an objection to the Tax Authorities for the underpayments of Value Added Tax amounting to Rp.232 billion and recorded it as a claim for tax refund. The remaining portion of Rp.3 billion was charged to the 2011 consolidated statement of comprehensive income. As of the issuance date of the consolidated financial statements, the objection is still in process.

 g.      Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

		(Charged)
		credited to the
	December 31,	consolidated statements of	December 31,
	2010	income	2011
The Company
Deferred tax assets:
Deferred consideration for business combinations	27	(27)	-
Provision for impairment of receivables	287	47	334
Net periodic pension and other post-retirement benefits costs	84	2	86
Accrued expenses and provision for inventory obsolescence	26	4	30
Employee benefits provisions	86	(4)	82
Deferred connection fee	106	(21)	85
Total deferred tax assets	616	1	617
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,893)	(36)	(1,929)
Land rights, intangible assets, and others	(25)	4	(21)
Finance leases	(39)	6	(33)
Total deferred tax liabilities	(1,957)	(26)	(1,983)
Deferred tax liabilities of the Company - net	(1,341)	(25)	(1,366)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	50	14	64
Employee benefits provisions	109	42	151
Total deferred tax assets	159	56	215
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(2,783)	254	(2,529)
Intangible assets	(48)	(1)	(49)
Total deferred tax liabilities	(2,831)	253	(2,578)
Deferred tax liabilities of the Telkomsel - net	(2,672)	309	(2,363)
Deferred tax liabilities of other subsidiaries - net	(61)	(4)	(65)
Total deferred tax liabilities - net	(4,074)	280	(3,794)
Deferred tax assets of other subsidiaries-net
Total deferred tax assets - net	62	5	67

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.     TAXATION  (continued)

 g.      Deferred tax assets and liabilities (continued)

		(Charged) credited	Acquisition
	December 31,	to the consolidated	of	December 31,
	2009	statements of income	Ad Medika	2010
The Company
Deferred tax assets:
Deferred consideration for business combinations	335	(308)	-	27
Provision for impairment of receivables	269	18	-	287
Net periodic pension and other post-retirement benefits costs	160	(76)	-	84
Accrued expenses and provision for inventory obsolescence	54	(28)	-	26
Early termination expenses	257	(257)	-	-
Employee benefits provisions	85	1	-	86
Deferred connection fee	128	(22)	-	106
Total deferred tax assets	1,288	(672)	-	616
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,650)	(243)	-	(1,893)
Land rights, intangible assets, and others	(277)	252	-	(25)
Finance lease	(31)	(8)		(39)
Total deferred tax liabilities	(1,958)	1	-	(1,957)
Deferred tax liabilities of the Company - net	(670)	(671)	-	(1,341)
Telkomsel
Deferred tax assets:
Provision for impairment of receivables	30	20	-	50
Employee benefits provisions	92	17	-	109
Total deferred tax assets	122	37	-	159
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(2,554)	(229)	-	(2,783)
Intangible assets	(41)	(7)	-	(48)
Total deferred tax liabilities	(2,595)	(236)	-	(2,831)
Deferred tax liabilities of the Telkomsel - net	(2,473)	(199)	-	(2,672)
Deferred tax liabilities of other subsidiaries - net	(77)	26	(10)	(61)
Total deferred tax liabilities - net	(3,220)	(844)	(10)	(4,074)
Deferred tax assets of other subsidiaries-net
Total deferred tax assets - net	95	(33)	-	62

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

31.    TAXATION  (continued)

 h.     Administration

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010.

The taxation laws of Indonesia require that the Company and its subsidiaries located within Indonesia submit individual tax returns on the basis of self assessment. Under prevailing regulations the DGT may assess or amend taxes within a certain period. For the fiscal years of 2007 and before, this period is within ten years of the time the tax become due, but not later than 2013, while for the fiscal years of 2008 and onwards, the period is within five years of the time the tax becomes due.

No tax audit has been conducted for fiscal years 2003, 2005, 2006, 2007, 2009 and 2010 for the Company. A tax audit has been completed for all other fiscal years.

Currently, Telkomsel is under audited by Tax Authorities for an overpayment of its 2010 Corporate Income Tax .

The Company received a certificate of tax investigation exemption from DGT for fiscal year 2007, 2008, 2009 and 2010, which is valid unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

32.    BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing income for the year attributable to owners of the parent by the weighted average number of shares outstanding during the year, totaling 19,591,872,544 and 19,669,424,780 in 2011 and 2010, respectively.

Basic earning per share amounted to Rp.559.67 and Rp.586.54 (full amount) for the years ended December 31, 2011 and 2010, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

33.    CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 17 dated June 11, 2010 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2009 amounting to Rp.5,666 billion or Rp.288.06 per share (of which Rp.524 billion or Rp.26.65 per share was distributed as an interim cash dividend in November 2009).

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 21 dated May 19, 2011 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2010 amounting to Rp.6,345 billion or Rp.322.59 per share (of which Rp.526 billion or Rp.26.75 per share was distributed as an interim cash dividend in December 2010).

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS

	2011	2010
Prepaid pension benefit costs
The Company	990	743
Infomedia	1	1
Prepaid pension benefit costs	991	744
Retirement benefits obligation
Pension
The Company	1,067	804
Telkomsel	264	148
Pension costs provisions	1,331	952
Other post-retirement benefits	273	241
Obligation under Labor Law	111	87
Retirement benefits obligation	1,715	1,280
Net periodic pension costs (benefits)
The Company	384	429
Telkomsel	117	75
Net periodic pension costs (Note 27)	501	504
Other post-retirement cost (Note 27)	65	66
Other employee benefits (Note 27)	30	23

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

        a.     Prepaid pension benefit costs

The Company sponsors a defined pension benefit plan to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2011 and 2010 amounted to Rp.187 billion and Rp.485 billion respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated statement of financial positions as of December 31, 2011 and 2010, for its defined benefit pension plan:

	2011	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	11,924	10,131
Service costs	307	254
Interest costs	1,105	1,003
Plan participants' contributions	44	42
Actuarial losses	3,391	1,114
Expected benefits paid	(583)	(620)
Projected benefits obligation at end of year	16,188	11,924
Change in plan assets
Fair value of plan assets at beginning of year	15,098	12,300
Expected return on plan assets	1,441	1,287
Employer’s contributions	187	485
Plan participants' contributions	44	42
Actuarial gains	410	1,604
Expected benefits paid	(583)	(620)
Fair value of plan assets at end of year	16,597	15,098
Funded status	409	3,174
Unrecognized prior service costs	356	495
Unrecognized net actuarial losses (gains)	225	(2,926)
Prepaid pension benefit costs	990	743

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Prepaid pension benefit costs (continued)

The actual return on plan assets was Rp.1,851 billion and Rp.2,891 billion for the years ended December 31, 2011 and 2010, respectively.

The movement of the pension benefit costs (prepaid) provisions during the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Pension benefits prepaid provisions at beginning of year	(743)	(208)
Net periodic pension benefits less amounts charged to subsidiaries	(62)	(52)
Amounts charged to subsidiaries under contractual agreements	2	2
Employer’s contributions	(187)	(485)
Pension benefits cost prepaid at end of year	(990)	(743)

As of December 31, 2011 and 2010, plan assets consisted of :

	2011	2010
Indonesian equity securities	22.13%	24.34%
Government bonds	39.67%	38.76%
Corporate bonds	17.37%	18.64%
Others	20.83%	18.26%
Total	100.00%	100.00%

Dapen plan assets also include Series B shares issued by the Company with fair value totaling Rp.234 billion and Rp.269 billion representing 1.41% and 1.78% of total assets as of December 31, 2011 and 2010 respectively, and bonds issued by the Company with fair value totaling Rp.156 billion and Rp.156 billion representing 0.94% and 1.03% of total assets as of December 31, 2011 and 2010 respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 34b) was performed based on the measurement date as of December 31, 2011 and 2010, with reports dated March 7, 2012 and March 15, 2011 respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Towers Watson (“TW”). The principal actuarial assumptions used by the independent actuary as of December 31, 2011 and 2010, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Prepaid pension benefit costs (continued)

	2011	2010
Discount rate	7.25%	9.5%
Expected long-term return on plan assets	9.25%	9.7%
Rate of compensation increases	8%	8%

The components of net periodic pension costs are as follows:

	2011	2010
Service costs	307	254
Interest costs	1,105	1,003
Expected return on plan assets	(1,441)	(1,287)
Amortization of prior service costs	139	139
Recognized actuarial gain	(170)	(159)
Net periodic pension benefits	(60)	(50)
Amount charged to subsidiaries under contractual agreements	(2)	(2)
Total net periodic pension benefits less amounts charged to subsidiaries (Note 27)	(62)	(52)

b.       Pension benefit costs provisions

1.       The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp.5 billion and Rp.4 billion for the years ended December 31,  2011 and 2010, respectively.

Since 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.699 billion, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, death or disabled starting from February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.435 billion, which is amortized over 8.63 years until 2018.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.       Pension benefit costs provisions (continued)

1.       The Company (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits.

The following table presents the change in projected benefits obligation of the MPS and MPP for the year ended December 31, 2011 and 2010:

	2011	2010
Change in projected benefits obligation
Unfunded projected benefits obligation at beginning of year	2,096	1,622
Service costs	89	77
Interest costs	194	197
Actuarial losses	244	61
Benefits paid by employer	(183)	(296)
Benefits changed	-	435
Unfunded projected benefits obligation at end of year	2,440	2,096
Unrecognized prior service costs	(772)	(905)
Unrecognized net actuarial losses	(601)	(387)
Pension benefit costs provisions at end of year	1,067	804

The movement of the pension benefit costs provisions during the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Pension benefits costs provisions at beginning of year	804	619
Net periodic pension	446	481
Benefits paid by employer	(183)	(296)
Pension benefits costs provisions at end of year	1,067	804

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.       Pension benefit costs provisions (continued)

1.         The Company (continued)

The components of net periodic pension costs are as follows:

	2011	2010
Service costs	89	77
Interest costs	194	197
Amortization of prior service costs	133	173
Recognized actuarial loss	30	34
Total net periodic pension costs (Note 27)	446	481

2.       Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel's contributions to Jiwasraya amounted to Rp.2 billion and Rp.40 billion for 2011 and 2010, respectively.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated statement of financial positions as of December 31, 2011 and 2010:

	2011	2010
Projected benefits obligation	(1,237)	(663)
Fair value of plan assets	458	246
Unfunded status	(779)	(417)
Unrecognized items in the consolidated statement of financial positions:
Unrecognized prior service costs	0	1
Unrecognized net actuarial losses	515	268
Pension benefits costs provisions	(264)	(148)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.       Pension benefit costs provisions (continued)

2.       Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	2011	2010
Service costs	67	44
Interest costs	59	42
Expected return on plan assets	(22)	(16)
Amortization of past service costs	1	0
Recognized actuarial losses	12	5
Net periodic pension costs (Note 27)	117	75

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2011 and 2010, with reports dated February 24, 2012, and February 23, 2011 respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2011 and 2010 for each of the year, are as follows:

	2011	2010
Discount rate	6.75%	9%
Expected long-term return on plan assets	6.75%	9%
Rate of compensation increases	8%	8%

  Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The movement of the other post-retirement benefits for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010
Other post-retirement benefits costs provisions at beginning of year	241	209
Other post-retirement benefits costs	65	66
Other post-retirement benefits paid	(33)	(34)
Total other post-retirement benefits costs provisions at end of year	273	241

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

34.    PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

c.        Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for the years ended December 31,  2011 and 2010, are as follows:

	2011	2010
Service costs	9	18
Interest costs	37	36
Amortization of past service costs	7	7
Recognized actuarial losses	12	5
Total net periodic other post-retirement benefits costs (Note 27)	65	66

d.       Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2011 and 2010 amounted to Rp.111 billion and Rp.87 billion, respectively. The related employees’ benefits cost charged to expense amounted to Rp.30 billion and Rp.23 billion for the years ended December 31, 2011, and 2010, respectively (Note 27).

35.    LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.287 billion and Rp.242 billion as of December 31, 2011  and 2010, respectively. The related benefits costs charged to expense amounted to Rp96 billion and Rp78 billion for the years ended December 31, 2011 and 2010, respectively (Note 27).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.    POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The defined contribution post retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years on the time of retirement. The Company’s contribution amounted to Rp.19 billion and Rp.20 billion for the years ended December 31, 2011 and 2010, respectively.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated statement of financial positions as of December 31, 2011 and 2010:

	2011	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	8,741	7,166
Service costs	43	84
Interest costs	818	744
Actuarial losses	1,208	1,035
Expected post-retirement health care paid	(263)	(288)
Projected benefits obligation at end of year	10,547	8,741
Change in plan assets
Fair value of plan assets at beginning of year	8,005	6,022
Expected return on plan assets	662	589
Employer’s contributions	361	991
Actuarial gains	222	691
Expected post-retirement health care paid	(264)	(288)
Fair value of plan assets at end of year	8,986	8,005
Funded status	(1,561)	(736)
Unrecognized net actuarial losses (gains)	673	(314)
Post-retirement health care benefits costs provisions	(888)	(1,050)

The actual return on plan assets was Rp.884 billion and Rp.1,280 billion for the years ended December 31, 2011 and 2010, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.     POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefits cost are as follows:

	2011	2010
Service costs	43	84
Interest costs	818	744
Expected return on plan assets	(662)	(589)
Net periodic post-retirement benefits costs	199	239
Amounts charged to subsidiaries under contractual agreements	(0)	(1)
Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	199	238

As of December 31, 2011 and 2010, plan assets included the Company’s Series B shares with total fair value of Rp.24 billion and Rp.34  billion, respectively.

The movements of the post-retirement health care benefits costs provisions for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010
Post-retirement health care benefits costs provisions at beginning of year	1,050	1,802
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 27)	199	238
Amounts charged to subsidiaries under contractual agreements	0	1
Employer’s contributions	(361)	(991)
Post-retirement health care benefits costs provisions at end of year	888	1,050

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2011 and 2010, with reports dated March 7, 2012, and March 15, 2011, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2011 and 2010, are as follows:

	2011	2010
Discount rate	7.25%	9.5%
Expected long-term return on plan assets	8.00%	8.21%
Health care costs trend rate assumed for next year	7%	8%
Ultimate health care costs trend rate	7%	8%
Year that the rate reaches the ultimate trend rate	2012	2011

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

36.     POST-RETIREMENT HEALTH CARE BENEFITS (continued)

A 1% increase in assumed future health care costs trend rates would have the following effects:

	2011	2010
Service costs and interest costs	974	1,021
Accumulated post-retirement health care benefits obligation	12,566	10,312

37.    RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions.

a.       Nature of relationships and transactions/accounts with related parties

Details of the nature of relationships and transactions/accounts with significant related parties are as follows:

Related parties	Nature of relationships	Nature of transactions/accounts
with related parties
The Government	Majority stockholder	Finance expense, and investment on financial instruments
Government Agencies	Entity under common control	Network revenues and operation expenses
MoCI	Entity under common control	Concession fees, radio frequency usage charges, USO charges and telecommunication services revenues.
State-owned enterprises	Entity under common control	Operation expenses, purchase of property, plant and equipment, construction and installation services, insurance expense, finance expense, finance income, investment on financial instruments.
Indosat	Entity under common control

Interconnection revenues, interconnection expenses, telecommunications facilities usage, operating and maintenance cost leased lines revenue, satellite transponders usage revenues and usage of data communication network system expenses and lease revenues

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under significant influence	Network revenues, usage of data communication network system expenses and leased lines expenses
PT Satelit Palapa Indonesia (“Satelindo”)	Entity under significant influence	Network revenues and leased lines expenses
Indosat Mega Media	Entity under significant influence	Network revenues
PT Sistelindo Mitralintas	Entity under significant influence	Network revenues
CSM	Associated company	Satellite transponders usage revenues, leased lines revenues and transmission lease expenses
Patrakom	Associated company	Satellite transponders usage revenues, leased lines revenues and transmission lease expenses

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.    RELATED PARTY TRANSACTIONS (continued)

a.       Nature of relationships and transactions/accounts with related parties (continued)

Related parties	Nature of relationships	Nature of transactions/accounts
with related parties
PSN	Associated company	Satellite transponders usage revenues, leased lines revenues, transmission lease expenses, interconnection revenues and interconnection expense
PT Industri Telekomunikasi Indonesia (“INTI”)	Entity under common control	Purchase of property, plant and equipment
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Insurance of property, plant and equipment
PT Jaminan Sosial Tenaga Kerja (Jamsostek)	Entity under common control	Insurance expenses for employees
PT Perusahaan Listrik Negara (Persero) (“PLN)	Entity under common control	Electricity expenses
PT Pos Indonesia	Entity under common control	Cost of SIM cards
State-owned banks	Entity under common control	Finance income and finance cost
BNI	Entity under common control	Finance income and finance cost
Bank Mandiri	Entity under common control	Finance income and finance cost
BRI	Entity under common control	Finance income and finance cost
BTN	Entity under common control	Finance income and finance cost
PT Bahana TCW Investment Management (“Bahana”)	Entity under common control	Available-for-sale financial assets, bond and notes
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant influence

Purchase of property, plant and equipments, construction and installation services, leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance, cleaning services and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under significant influence	Leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Entity under significant influence	Car rental services, printing and distribution of customer bills, collection, other services, distribution of SIM cards and pulse reload vouchers
PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Leased lines revenues, purchase of property, plant and equipment installation and maintenance expense
Directors and commissioners	Key management personnel	Honorarium and facilities
Yakes	Entity under significant influence	Medical expenses

b.	Transactions with related parties

	The following are significant transactions with related parties:
		2011		2010
		Amount	% of total	Amount	% of total
			revenues		revenues
	REVENUES
	Kisel	2,347	3.29	2,155	3.14
	Indosat	857	1.20	965	1.41
	Government Agencies	430	0.60	342	0.50
	Lintasarta	93	0.13	103	0.15
	Patrakom	67	0.09	66	0.10
	CSM	57	0.08	77	0.11
	Others (each below Rp.30 billion)	28	0.04	30	0.04

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.    RELATED PARTY TRANSACTIONS (continued)

b.       Transactions with related parties (continued)

	2011		2010
	Amount	% of total	Amount	% of total
		expenses		expenses
EXPENSES
MoCI	4,165	8.34	4,153	8.98
PLN	1,243	2.49	1,623	3.51
Kopegtel	956	1.91	936	2.02
Indosat	814	1.63	910	1.97
Kisel	745	1.49	634	1.37
Jasindo	401	0.80	359	0.78
PSN	170	0.34	181	0.39
Yakes	121	0.24	136	0.29
CSM	107	0.21	121	0.26
SPM	91	0.18	182	0.39
Patrakom	77	0.15	74	0.16
PT Pos Indonesia	54	0.11	29	0.06
Jamsostek	33	0.07	31	0.07
Others (each below Rp.30 billion)	47	0.19	72	0.16

	2011		2010
	Amount	% of total	Amount	% of total
		finance income		finance income
Finance income
State-owned banks	320	58.61	233	55.34

	2011		2010
	Amount	% of total	Amount	% of total
		finance costs		finance costs
Finance costs
State-owned banks	621	37.94	938	48.65
The Government	143	8.74	163	8.45
Total	764	46.67	1,101	57.10

	2011		2010
	Amount	% of total	Amount	% of total
		fixed assets		fixed assets
		purchased		purchased
Purchase of property, plant and equipment (Note 10)
Kopegtel	183	1.25	127	1.02
State-owned enterprises	116	0.79	140	1.12
SPM	18	0.12	7	0.06
Gratika	5	0.03	29	0.23

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.    RELATED PARTY TRANSACTIONS (continued)

b.       Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

		2011		2010
			% of total		% of total
		Amount	assets	Amount	assets
a.	Cash and cash equivalents (Note 4)	7,848	7.62	7,942	7.90
b.	Available-for-sale financial assets
	State-owned enterprises	110	0.11	116	0.11
	The Government	140	0.14	138	0.14
	Bahana	64	0.06	58	0.06
	Total	314	0.31	312	0.31
c.	Trade receivables - net (Note 5)	932	0.90	780	0.78
d.	Advances and prepaid expenses (Note 7)
	MoCI	2,206	2.14	2,393	2.38
	Others (each below Rp.30 billion)	27	0.03	8	0.00
	Total	2,233	2.17	2,401	2.38
e.	Advances and other non-current assets (Note 11)
	BNI	92	0.09	94	0.09
	Bank Mandiri	-	-	47	0.05
	Others	5	0.00	1	0.00
	Total	97	0.09	142	0.14

		2011		2010
			% of total		% of total
		Amount	liabilities	Amount	liabilities
f.	Trade payables (Note 13)
	MoCI	409	0.97	394	0.89
	Kopegtel	92	0.22	140	0.32
	INTI	66	0.16	14	0.03
	Indosat	52	0.12	62	0.14
	State-owned enterprises	41	0.10	287	0.65
	Yakes	35	0.08	61	0.14
	Gratika	12	0.03	34	0.08
	Others (each below Rp.30 billion)	131	0.31	162	0.37
	Total	838	1.99	1,154	2.62

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.    RELATED PARTY TRANSACTIONS (continued)

b.       Transactions with related parties (continued)

		2011		2010
		Amount	% of total	Amount	% of total
			liabilities		liabilities
g.	Accrued expenses (Note 14)
	State-owned banks	50	0.12	29	0.07
	The Goverment	22	0.05	36	0.08
	Total	72	0.17	65	0.15

h.	Advances from customers and suppliers
	The Government	151	0.36	170	0.39

i.	Short-term bank loans (Note 16)
	State-owned banks	7	0.02	4	0.01

j.	Two-step loans (Note 18)
	The Government	2,284	5.43	3,137	7.12

k.	Bonds and notes (Note 19)
	Bahana	107	0.25	101	0.23

l.	Long-term bank loans (Note 20)
	BNI	2,273	5.40	3,749	8.50
	BRI	2,131	5.07	2,197	4.98
	Bank Mandiri	2,110	5.02	3,073	6.97
	Bank Jabar	350	0.83	525	1.19
	BTN	-	-	7	0.02
	Total	6,864	16.32	9,551	21.66

c.        Significant agreements with related parties

i.         The Government

The Company obtained two-step loans from the Government (Note 18).

The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information of the Republic of Indonesia.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756 billion and recognized as an intangible asset (Note 12).

Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.    RELATED PARTY TRANSACTIONS (continued)

c.        Significant agreements with related parties (continued)

ii.     Indosat

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2011, and can be applied until a new Minutes of Agreement available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 40). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

37.    RELATED PARTY TRANSACTIONS (continued)

c.        Significant agreements with related parties (continued)

iii.      Others

The Company has entered into agreements with associated companies, namely CSM, Patrakom, PSN and Gratika for the utilization of the Company's satellite transponders or frequency channels and leased lines.

Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 29, 2013.

Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.       Key management personnel remuneration

Key management personnel of the Company are the Board of Commissioners and Directors as detailed in Note 1b.

The Company and its subsidiaries provide honorarium and facilities to support the operational of their Board of Commissioners. The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Directors. The total of such benefits is as follows:

	2011		2010
	Amount	% of	Amount	% of
		total expenses		total expenses
Directors	181	0.36	166	0.36
Board of Commissioners	57	0.11	53	0.11

38.    SEGMENT INFORMATION

The Company and its subsidiaries have three main operating segments in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that are not monitored separately by CODM are presented as “Others”, comprising of information technology services, telephone directories and building management businesses.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

38.    SEGMENT INFORMATION (continued)

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2011
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
Revenues
External revenues	21,970	2,101	46,632	550	71,253	-	71,253
Inter-segment revenues	6,549	126	2,054	941	9,670	(9,670)	-
Total segment revenues	28,519	2,227	48,686	1,491	80,923	(9,670)	71,253
Other Income
External other income	292	11	295	67	665	-	665
Inter-segment other income	17	-	-	183	200	(200)	-
Total segment other income	309	11	295	250	865	(200)	665
Expenses
External expenses	(18.250)	(3,571)	(26,734)	(1,405)	(49,960)	-	(49,960)
Inter-segment expenses	(5,135)	(100)	(4,580)	(55)	(9,870)	9,870	-
Total segment expenses	(23,385)	(3,671)	(31,314)	(1,460)	(59,830)	9,870	(49,960)
Segment results	5,443	(1,433)	17,667	281	21,958	-	21,958
Share of loss of assosiated companies							(10)
Finance income							546
Finance costs							(1,637)
Income tax expense							(5,387)
Profit for the year							15,470
Foreign currency translation - net of tax							7
Change in fair value of available-for-sale financial assets - net of tax							4
Total comprehensive income for the year							15,481
Profit for the year attributable to:
Owners of the parent							10,965
Non-controlling interest							4,505
Total comprehensive income attributable to:
Owners of the parent							10,976
Non-controlling interest							4,505
Other information
Segment assets	42,937	4,167	58,221	1,177	106,502	(4,474)	102,028
Assets held for sale	-	-	791	-	791	-	791
Investments in associates	215	-	20	-	235	-	235
Total consolidated assets							103,054
Total consolidated liabilities	(24,632)	(778)	(20,656)	(481)	(46,547)	4,474	(42,073)
Capital expenditures	(5,857)	(219)	(8,460)	(112)	(14,648)	-	(14,648)
Depreciation and amortization	(3,249)	(1,309)	(10,261)	(44)	(14,863)	-	(14,863)
Other non-cash expenses	(708)	(19)	(155)	(1)	(883)	-	(883)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

38.    SEGMENT INFORMATION (continued)

		2010
		Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
	Segment results
	Revenues
	External revenues	21,619	2,951	43,592	467	68,629	-	68,629
	Inter-segment revenues	5,434	174	1,931	745	8,284	(8,284)	-
	Total segment revenues	27,053	3,125	45,523	1,212	76,913	(8,284)	68,629
	Other income
	External other income	291	22	220	15	548	-	548
	Inter-segment other income	23	-	-	37	60	(60)	-
	Total segment other income	314	22	220	52	608	(60)	548
	Expenses
	External expenses	(18,301)	(2,754)	(24,163)	(1,022)	(46,240)	-	(46,240)
	Inter-segment expenses	(3,967)	(123)	(4,223)	(31)	(8,344)	8,344	-
	Total segment expenses	(22,268)	(2,877)	(28,386)	(1,053)	(54,584)	8,344	(46,240)
	Segment results	5,099	270	17,357	211	22,937	-	22,937
	Share of loss of associated companies							(14)
	Finance income							421
	Finance costs							(1,928)
	Income tax expense							(5,546)
	Profit for the year							15,870
	Foreign currency translation - net of tax							2
	Change in fair value of available-for-sale financial assets - net of tax							32
	Total comprehensive income for the year							15,904
	Profit for the year attributable to:
	Owners of the parent							11,537
	Non-controlling interest							4,333
	Total comprehensive income attributable to:
	Owners of the parent							11,571
	Non-controlling interest							4,333
	Other information
	Segment assets	39,392	5,262	57,652	917	103,223	(2,976)	100,247
	Investments in associates	234	-	20	-	254	-	254
	Total consolidated assets							100,501
	Total consolidated liabilities	(22,421)	(827)	(23,466)	(348)	(47,062)	2,976	(44,086)
	Capital expenditures	(4,052)	(147)	(8,198)	(90)	(12,487)	-	(12,487)
	Depreciation and amortization	(4,211)	(730)	(9,637)	(34)	(14,612)	-	(14,612)
	Other non-cash expenses	(337)	(34)	(148)	(6)	(525)	-	(525)

39.

REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2011, the Company has 10 RSA’s with 8 investors. The RSA’s are located mainly in East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 87 to 148 months.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

39.    RSA (continued)

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratios.

40.    TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone services which is connected through fixed line network consists of the following:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee.

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:

•         Basic services tariff

•         Roaming tariff

•         Multimedia tariff,

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

40.    TELECOMMUNICATIONS SERVICES TARIFFS (continued)

b.       Mobile cellular telephone tariffs (continued)

with the following structure:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee.

The tariffs are determined based on certain formula consisting of:

•         Network element cost, which is determined using the Long Run Incremental Cost (LRIC) Bottom up method.

•         Retail service activity cost plus margin.

c.       Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (ITRB), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnect tariffs effective from January 1, 2011 for cellular, satellite and domestic PSTN and effective from July 1, 2011 for fixed wireless access with a limited mobility.

Based on Director General of Post and Telecommunications Decree No. 201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011, ITRB approved the Company’s revision of Reference Interconnection Offer (“RIO”) regarding to interconnection  tariff.

d.       Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

e.       Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS

a.       Capital expenditures

As of December 31, 2011, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in	Equivalent
	foreign currencies
Currencies	(in millions)	in Rupiah
Rupiah	-	4,383
U.S. Dollars	564	5,113
Euro	0.2	3
Total		9,499

The above balance includes the following significant agreements:

(i)    The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement
Company and Sansaine Huawei Consortium	May 27, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3
	June 15, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1
Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2
Company and PT Aldomaru	June 11, 2009	Procurement agreement for Roll out Infusion PL 2009

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

a.       Capital expenditures (continued)

(i)      The Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
Company and PT Dharma Kumala Utama	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access & RMJ 2009 in Central Java and East Java Batch 1
Company and PT Sufia Technologies	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access & RMJ 2009 in Central Java and East Java Batch 3
Company and Sansaine - Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV
Company and PT ZTE Indonesia	September 4, 2009	Procurement and installation agreement for Modernization MSAN Softswitch Divre VI and Divre VII
Company and Tekken - DMT Consortium	September 15, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan
Company and Huawei - Sansaine Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)
Company and NEC - NSN Consortium	December 16, 2009	Procurement and installation agreement for Capacity Expansion Ring Jasuka Backbone 2009
Company and Binainfo Lokatara Consortium	September 30, 2010	Procurement and installation agreement for BRAS System 2010 expansion
Company and PT ZTE Indonesia	October 6, 2010	Procurement and installation agreement for G-PON (Gigabit Capable Passive Optical Networks) expansion
Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for Modernization of Copper Cable Access Network with TI/TO Pattern
Company and PT Lintas Teknologi Indonesia	June 8, 2011	Procurement and installation for DWDM Alcatel-Lucent (ALU)
Company and PT Datacomm Diangraha	June 30, 2011	Procurement and installation for Metro Ethernet ALU expansion
Company and PT Bina Nusantara Perkasa	December 9, 2011	Procurement and installation for Sumatera-Bangka (SBCS) and SKKL Tarakan-Tanjung Selor (TSCS)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

a.       Capital expenditures (continued)

(ii)    Significant agreements - Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for Combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Networks Oy, Huawei International Pte. Ltd., PT Huawei Tech Investment, and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN roll out agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Trikomsel, OKE and PT Mitra Telekomunikasi Selular (MTS)	July, 2009	Purchase of iPhone products and provision of cellular network service
Telkomsel, PT Packet Systems Indonesia and PT Huawei Tech Investment	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Datacraft Indonesia and PT Huawei Tech Investment	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	Februari 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, PT Nokia Siemens Networks and Nokia Siemens Networks Oy	January 27, 2011	Soft HLR Rollout agreement
Telkomsel and PT Nokia Siemens Networks	January 27, 2011	Soft HLR Technical Support Agreement
Telkomsel and PT Application Solutions	July 5, 2011	Development and roll out agreement for Customer Relationship Management and Contact Center solutions
Telkomsel and Nokia Siemens Networks Oy and Huawei Investment	July 11, 2011	Procurement agreement for equipment
Telkomsel and PT Ericsson Indonesia	December 21, 2011	Development and Rollout of Operation Support System (OSS)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

b.       Borrowings and other credit facilities

(i)       As of December 31, 2011, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various project of the Company, as follow:

				Facility utilized
Lenders	Total facility	End of the period of the facility	Currency	Original currency	Rupiah
				(in millions)	equivalent
BNI	220	March 31, 2012	Rp.	-	120
			US$	0.13	1
BRI	100	April 26, 2012	Rp.	-	79
			US$	0.03	0
Bank Mandiri	60	December 23, 2012	Rp.	-	46
			US$	0.02	0
Total	380				246

(ii)     Telkomsel has a US$3 million bond and bank guarantee and standby letter of credit facilities with SCB, Jakarta. The facilities expire on July 31, 2012. Under these facilities, as of December 31, 2011, Telkomsel has issued a bank guarantee of Rp.20 billion (equivalent to US$2.2 million) for a 3G performance bond (Note 41c.i). The bank guarantee is valid until March 24, 2012.

c.        Others

(i)       3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Note 2k), Telkomsel is required, among other things to:

1.       Pay annual BHP fee which is determined based on a certain formula over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT. The BHP fee is payable annually up to the expiry period of the license in 2019. Annual BHP fee for 2011 based on notification letter from the DGPT amounted to Rp.495 billion. Such fees amount for each year varies depending on certain variables set in the formula.

2.       Provide roaming access for the existing 3G operators.

3.       Contribute to USO development.

4.       Construct a 3G network which covers at least 14 provinces on the sixth year of holding the 3G license.

5.       Issue a performance bond each year amounting to Rp.20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

c.        Others (continued)

(ii)     Palapa Ring Consortium

On November 10, 2007, the Company entered into a Construction and Maintenance Agreement (“C&MA”) with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070 billion. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium. In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

On November 22, 2011, based on the letter of management of Palapa Ring Consortium No. 01/PR-MC/IV/2011, the agreement of Palapa Ring Consortium was terminated. Subsequently, based on the letter of management of Palapa Ring Consortium No. 02/PR-MC/IV/2011 dated December 28, 2011, the escrow account is closed and the escrow account balance amounted to  US$4.6 million has been returned to the Company.

(iii)    Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees with a bandwidth of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the decree. The decree is applicable for 5 years unless further amended.

As an implementation of the above decree, on December 15, 2010, in a Decision letter No. 456A/KEP/M.KOMINFO/12/2010, the MoCI determined that the first year (Y1) annual frequency usage fee of Telkomsel with licenses in 900 MHz band and 1800 MHz band was Rp.716 billion and was paid on December 30, 2010.

Based on the same Decision Letter above and a Decision letter No. 5039/T/DJPT.4/KOMINFO/12/2010 dated December 16, 2010, the MoCI determined that the first year (Y1) annual frequency usage fee of the Company with licenses in 800 MHz band was Rp.52 billion and was paid on December 27, 2010.

Subsequently, based on Decision letter No. 590/KEP/M.KOMINFO/11/2011 dated November 14, 2011, the Company and Telkomsel were considered over paid for Rp.31 billion and Rp.117 billion, respectively, which will be treated as an prepayment for annual frequency usage fee in the second year.

Based on Decision Letter No. 349/KEP/M.KOMINFO/08/2011 and No. 350/KEP/M.KOMINFO/08/2011  dated August 8, 2011, the MoCI determined that the second year (Y2) annual frequency usage fee of the Company and Telkomsel were Rp.142 billion and Rp.1,834 billion, respectively.  The fees were paid in December 2011, net of prepayment.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

c.        Others (continued)

(iii)    Radio Frequency Usage (continued)

Prior to issuance of the above decree, in accordance with the prevailing laws and telecommunications regulations, the operators were obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 41c.i). The frequency usage fees were payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee was determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and Rp.3.4 million to Rp.15.9 million for each TRX (Note 7).

(iv)   Apple, Inc

On January 9 and July 16, 2009, Telkomsel entered into agreements with Apple, Inc for the purchase of iPhone products, marketing it to customers using third parties  (PT Trikomsel OKE and PT Mitra Telekomunikasi Selular) and providing cellular network services over a 3 year term. Cumulative minimum iPhone units to be purchased as of December 31, 2009, 2010 and 2011 were 125,000, 300,000 and 500,000 units for each year.

(v)     Operating leases

	Minimum lease payment
	Total	Less than 1 year	1-5 years	More than 5 years
Operating leases	310	87	193	30

Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

(vi)   Universal Service Obligation (“USO”)

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

41.    COMMITMENTS AND SIGNIFICANT AGREEMENTS (continued)

c.        Others (continued)

(vi)   Universal Service Obligation (“USO”) (continued)

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed into Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz.

Subsequently, in 2011 and 2010, the USO agreements were amended, which amendments cover, among other things, change the price to Rp.1,758 billion and change the term of payment from quarterly to monthly or quarterly.

In January 2010, the Ministry granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp.322 billion, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp.528 billion, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua, and Irian Jaya Barat.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as provider of USO Program in the border areas for all packages (package 1 to package 13) and USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp.830 billion and Rp.261 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

42.    CONTINGENCIES

a.       In the ordinary course of business, the Company and its subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.67 billion as of December 31, 2011.

b.       The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18 billion penalty and Rp.25 billion penalty, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, on July 14, 2008 and July 11, 2008, respectively.

Due to that the operators filing the case in various courts, subsequently, KPPU requested the SC to consolidate the case into Central Jakarta District Court. Based on SC’s decision letter dated April 12, 2011, SC appointed Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, the Company and Telkomsel have not receive any notification from  the court.

For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

43.    ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2011 (in millions)
				Rupiah
	U.S. Dollars	Japanese Yen	Others*	equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	139.03	1.18	8.81	1,340
Available-for-sale financial assets	6.34	-	-	57
Trade receivables
Related parties	4.73	-	-	43
Third parties	88.55	-	0.06	803
Other receivables	24.99	-	0.06	227
Other current assets	0.16	-	-	1
Advances and other non-current assets	10.20	-	-	93
Total assets	274.00	1.18	8.93	2,564

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.     ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2011 (in millions) (continued)
				Rupiah
	U.S. Dollars	Japanese Yen	Others*	equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Liabilities
Trade payables
Related parties	(0.41)	-	-	(4)
Third parties	(427.73)	(0.51)	(1.35)	(3,891)
Other payables	(0.52)	-	-	(5)
Accrued expenses	(54.84)	(35.61)	(2.53)	(524)
Advances from customers and suppliers	(0.86)	-	-	(8)
Current maturities of long-term liabilities	(66.61)	(767.90)	-	(694)
Promissory notes	(74.75)	-	-	(678)
Long-term liabilities - net of current maturities	(140.99)	(9,214.77)	-	(2,357)
Total liabilities	(766.71)	(10,018.79)	(3.88)	(8,161)
Liabilities - net	(492.71)	(10,017.61)	5.05	(5,597)

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rate prevailing at end of the reporting period.

	2010
				Rupiah
	U.S. Dollars	Japanese Yen	Others*	equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	138.07	0.39	19.20	1,415
Available-for-sale financial assets	8.84	-	-	80
Trade receivables
Related parties	3.16	-	-	28
Third parties	79.19	-	0.16	714
Other receivables	0.48	-	0.01	4
Advances and other non-current assets	7.34	-	0.03	67
Total assets	237.08	0.39	19.40	2,308
Liabilities
Trade payables
Related parties	(5.73)	-	-	(52)
Third parties	(341.80)	(0.73)	(0.72)	(3,081)
Other payables	(0.07)	-		(1)
Accrued expenses	(39.72)	(38.35)	(2.21)	(381)
Advances from customers and suppliers	(0.90)	-	-	(8)
Current maturities of long-term liabilities	(78.11)	(767.90)	-	(789)
Promissory notes	(30.54)	-	-	(275)
Long-term liabilities - net of current maturities	(240.76)	(9,982.67)	-	(3,274)
Total liabilities	(737.63)	(10,789.65)	(2.93)	(7,861)
Liabilities - net	(500.55)	(10,789.26)	16.47	(5,553)

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollars equivalents using the exchange rate prevailing at end of the reporting period.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

43.    ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

If the Company and its subsidiaries report monetary assets and liabilities in foreign currencies as of December 31, 2011 using the rates on March 29, 2012, the unrealized foreign exchange loss will increase by the amount of Rp.6 billion.

44.    FINANCIAL RISK MANAGEMENT

The Company and its subsidiaries’ activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management programme is intended for minimizing lossess on the financial assets and liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

Financial risk management is carried out by the Treasury Management unit under policies approved by the Board of Directors. The Treasury Management unit identifies, evaluates and hedges financial risks.

a.       Foreign exchange risk

The Company and its subsidiaries are exposed to foreign exchange risk on sales, purchases and borrowings transactions that are denominated in foreign currencies. The foreign currencies denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Company and its subsidiaries’ exposure to other foreign exchange rates is not material.

Increasing risks of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding liabilities.

b.       Market price risk

The Company and its subsidiaries are exposed to changes in debt and equity market prices related to available-for-sale investments that carried at fair value. Gain and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

The performance of the Company and its subsidiaries’ available-for-sale investments are monitored periodically, together with a regular assesment of their relevance to the Company and its subsidiaries’ long term strategic plans.

As at December 31, 2011 and 2010, management considered the price risk for its available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change to fair value.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

44.     FINANCIAL RISK MANAGEMENT (continued)

c.        Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and its subsidiaries to interest rate risk (Notes 16,18,19  and 20). To measure market risk fluctuations in interest rates, the Company and its subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The following table represents a breakdown of the Company and subsidiaries’ financial assets and liabilities which are impacted by interest rates, based on contractual repricing or maturity dates whichever are earlier.

	December 31, 2011
	One year or less	More than one year	Non interest bearing	Total
Assets
Cash and cash equivalents	9,628	-	6	9,634
Available-for-sale financial assets	251	-	110	361
Other current assets	12	-	-	12
Other non-current assets	-	164	54	218
Total financial assets	9,891	164	170	10,225
Liabilities
Short-term bank loans	100	-	-	100
Two-step loans	716	1,568	-	2,284
Bonds and notes	767	3,019	-	3,786
Bank loans	10,878	313	-	11,191
Total financial liabilities	12,461	4,900	-	17,361
Total interest repricing gap	(2,570)	(4,736)	-	(7,306)

d.       Credit risk

The Company and its subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. Credit risk is managed by continuous monitoring outstanding balances and collection of trade and other receivables.

Trade and other receivables do not include any major concentration of credit risk by customer. Each of the top three customers account for less than 1% in 2011 and 2010, respectively of the trade receivable as at December 31, 2011.

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk given that the Company and its subsidiaries have provided sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical loss.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

44.    FINANCIAL RISK MANAGEMENT (continued)

e.        Liquidity risk

Liquidity risk arises in situations where the Company and its subsidiaries have difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to fullfil the Company and its subsidiaries’ financial liabilities. The Company and its subsidiaries continuously perform an analysis to monitor financial position ratios, among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

Fair value of financial assets and liabilities

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction.

The table below sets out the carrying amount and fair value of those financial assets and liabilities not presented on the Company’s consolidated statement of financial positions at their fair values:

	December 31, 2011
	Carrying value	Fair value
Two step loans	2,284	2,357
Bonds and notes	3,786	3,974
Bank loans	11,191	11,325

The Company and its subsidiaries consider the fair value of current financial assets and liabilities approximates their carrying amount, as the impact of discounting is not significant. The fair values of long-term liabilities are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries, except for bonds which are based on market prices.

45.    CAPITAL MANAGEMENT

The capital structure of the Company and its subsidiaries is as follows:

	2011		2010
	Amount	Portion	Amount	Portion
Short-term debts	100	0.15%	56	0.08%
Long-term debts	17,771	27.18%	21,959	33.06%
Total debts	17,871	27.33%	22,015	33.14%
Equity attributable to owners	47,510	72.67%	44,419	66.86%
Total	65,381	100.00%	66,434	100.00%

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

45.    CAPITAL MANAGEMENT (continued)

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stockholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Company’s conducts debt valuation to assess possibilities of refinancing existing debts with the new ones which have more efficient cost that will lead to more optimize cost-of-debt.  In case of rich idle cash coupled with limited investment opportunities, the Company will consider of buying back its stocks or paying dividend to its stockholders.

In addition to complying with loan covenants, the Company also maintains its capital structure at the level it believes will not risk its credit rating and that is roughly equal with its competitors.

Debt to equity ratio (comparing net interest-bearing-debt to total equity) is a ratio which is monitored by management to evaluate the Company’s capital structure and review the effectiveness of the Company’s debts. The Company monitors its debt levels to ensure the debt to equity ratio complies with or is below the ratio set out in its contractual borrowings and that such ratios are comparable or better than other regional area entities in the telecommunications industry.

The Company debt to equity ratio as of December 31, 2011 and 2010 are as follows

	2011	2010
Total interest bearing debts	17,871	22,015
Less : Cash and cash equivalents	(9,634)	(9,120)
Net debts	8,237	12,895
Total equity attributable to owners	47,510	44,419
Net debt to equity ratio	17.34%	29.03%

As stated in Notes 18, 19, 20, the Company is required to maintain a certain debt to equity ratio and debt service coverage ratio by the lenders. During the year ended December 31, 2011 and 2010, the Company has complied with the externally imposed capital requirements.

46.    SUBSEQUENT EVENTS

a.       Based on notarial deed No.2 dated January 3, 2012 of Sjaaf De Carya Siregar, S.H., Infomedia’s stockholder issued 17,142.857 shares which amounted to Rp.9 billion. Metra, a stockholder of Infomedia, bought all the newly issued shares. As a result, the Company’s ownership in Infomedia is diluted to 49%

b.       On January 8, 2012, pursuant to the expiry of agreement with Apple (Note 41c.iv), Telkomsel and Apple agreed to extend the agreement until March 30, 2012. As of the issuance date of the consolidated financial statements, Telkomsel is in the process of obtaining another extension.

c.        On January 20, 2012, Telkomsel repaid US$39 million of loans obtained from ICBC (Note 20).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

46.    SUBSEQUENT EVENTS (continued)

d.       On February 2, 2012, Telkomsel repaid Rp.466 billion of loans obtained from OCBC NISP (Note 20).

e.        On March 12, 2012, Telkomsel received assessment letters as a result of tax audit for fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid the Corporate Income Tax and underpaid the Value Added Tax amounted to Rp.597.4 billion (Note 31) and Rp.302.7 billion (including a penalty of Rp.73.3 billion), respectively. Telkomsel accepted the overpayment of Corporate Income Tax and Rp.12.1 billion of underpayment of Value Added Tax (including a penalty of Rp.6.3 billion). Considering that the amount is insignificant, the accepted portion was charged to the 2012 consolidated statement of comprehensive income. Telkomsel plans to file an objection to the Tax Authorities for underpayment of Value Added Tax of Rp.290.7 billion (including a penalty of Rp.67 billion).

f.        As of March 29, 2012, the Company had repurchased 940,125,460 shares equivalent to 4.66% of the issued and outstanding Series B shares, for a repurchase price of Rp.7,474 billion, including broker and custodian fees (Notes 1c and 24).

47.    ACCOUNTS RECLASSIFICATION

Certain accounts in the consolidated financial statement for the years period begining January 1, 2010 and ended December 31, 2009 and 2010 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for the years ended December 31, 2011, with details of significant accounts reclassification are as follows:

	Before reclassification	Reclassification	After reclassification
Consolidated STATEMENT OF FINANCIAL POSITION JANUARY 1, 2010:
ASSETS
NON-CURRENT ASSETS
Prepaid pension benefit cost	1	208	209
LIABILITIES
NON-CURRENT LIABILITIES
Pension and other post-retirement benefits costs provisions	(809)	(208)	(1,017)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

47.    ACCOUNTS RECLASSIFICATION (continued)

	Before reclassification	Reclassification	After reclassification
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2010:
ASSETS
NON-CURRENT ASSETS
Prepaid pension benefit cost	1	743	744
LIABILITIES
NON-CURRENT LIABILITIES
Pension and other post-retirement benefits costs provision	(537)	(743)	(1,280)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010
EXPENSES
Personnel	(7,517)	185	(7,332)
General and administrative	(2,352)	(185)	(2,537)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS

The following tables set forth a reconciliation of consolidated statements of financial position as of December 31, 2011 and consolidated statements of comprehensive income for the year ended December 31, 2011, in each case between IFRS and IFAS consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS (continued)

DESCRIPTION	IFAS	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalent	9,634	-	9,634
Available-for-sale financial assets	361	-	361
Trade Receivables - net of provision for impairment of receivables
Related parties	932	143	1,075
Third parties	3,983	-	3,983
Other receivables - net of provision for impairment of receivables	335	-	335
Inventories - net of provision for obsolescence	758	-	758
Advances and prepaid expenses	3,294	-	3,294
Claims for tax refund	371	-	371
Prepaid taxes	787	-	787
Assets held for sale	791	-	791
Other current assets	12	-	12
Total Current Assets	21,258	143	21,401
NON-CURRENT ASSETS
Long term investments - net	235	-	235
Property, plant, and equipment - net of accumulated depreciation	74,897	(259)	74,638
Prepaid pension benefit cost	991	(226)	765
Advances and other non-current assets	3,817	-	3,817
Intangible assets - net of accumulated amortization	1,789	2	1,791
Deferred tax assets - net	67	8	75
Total Non-current Assets	81,796	(475)	81,321
TOTAL ASSETS	103,054	(332)	102,722

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS (continued)

DESCRIPTION	IFAS	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2011 (continued)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	838	-	838
Third parties	7,479	-	7,479
Other payables	37	-	37
Taxes payables	1,039	-	1,039
Dividend payables	1	-	1
Accrued expenses	4,790	-	4,790
Unearned income	2,821	-	2,821
Advances from customers and suppliers	271	-	271
Short-term bank loans	100	-	100
Current maturities of long-term liabilities	4,813	-	4,813
Total Current Liabilities	22,189	-	22,189
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,794	(346)	3,448
Unearned income	242	-	242
Long service awards provisions	287	-	287
Post-retirement health care benefits provisions	888	673	1,561
Pension and other post-retirement benefit costs provisions	1,715	1,296	3,011
Long term liabilities- net of current maturities
Obligations under finance leases	314	-	314
Two step loans - related party	2,012	-	2,012
Bonds and notes	3,401	-	3,401
Bank loans	7,231	-	7,231
Total Non-current Liabilities	19,884	1,623	21,507
TOTAL LIABILITIES	42,073	1,623	43,696

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS (continued)

DESCRIPTION	IFAS	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2011 (continued)
EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT
Capital stock	5,040	-	5,040
Additional paid-in capital	1,073	-	1,073
Treasury stock	(6,323)	-	(6,323)
Difference in value arising from restructuring between transactions and other transactions entities under common control	478	(478)	-
Difference due to change of equity in associated companies	386	(386)	-
Unrealized holding gain from available-for-sale securities	47	(47)	-
Translation adjustment	240	(240)	-
Difference due to acquisition of non-controlling interest in subsidiaries	(485)	485	-
Other reserves	-	56	56
Retained earnings	47,054	(1,189)	45,865
Total Equity Attributable To Owners Of The Parent	47,510	(1,799)	45,711
Non-controlling Interest	13,471	(156)	13,315
TOTAL EQUITY	60,981	(1,955)	59,026
TOTAL LIABILITIES AND EQUITY	103,054	(332)	102,722

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS (continued)

DESCRIPTION	IFAS	RECONCILIATION	IFRS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2011
REVENUES	71,253	(15)	71,238
Other income	665	1	666
EXPENSES
Operations, maintenance and telecommunication services	(16,372)	(81)	(16,453)
Depreciation and amortization	(14,863)	40	(14,823)
Personnel	(8,555)	(116)	(8,671)
Interconnection	(3,555)	-	(3,555)
Marketing	(3,278)	-	(3,278)
General and administrative	(2,935)	-	(2,935)
Loss on foreign exchange - net	(210)	-	(210)
Equity in net loss of associated companies	(10)	-	(10)
Other expense	(192)	-	(192)
Total Expenses	(49,970)	(157)	(50,127)
PROFIT BEFORE FINANCE (COST) INCOME	21,948	(171)	21,777
OTHER (EXPENSES) INCOME
Finance income	546	74	620
Finance costs	(1,637)	(25)	(1,662)
Total Finance Costs - Net	(1,091)	49	(1,042)
PROFIT BEFORE INCOME TAX	20,857	(122)	20,735
INCOME TAX EXPENSE	(5,387)	2	(5,385)
PROFIT FOR THE YEAR	15,470	(120)	15,350
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation-net of tax	7	-	7
Change in fair value of available-for-sale financial assets – net of tax	4	-	4
Define benefit plan actuarial losses	-	(1,958)	(1,958)
Total Other Comprehensive (Expense) Income	11	(1,958)	(1,947)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	15,481	(2,078)	13,403

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS (continued)

DESCRIPTION	IFAS	RECONCILIATION	IFRS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 (continued)
Profit for the year attributable to:
Owners of the parent	10,965	(117)	10,848
Non-controlling interest	4,505	(3)	4,502
	15,470	(120)	15,350
Total comprehensive income attributable to:
Owners of the parent	10,976	(2,007)	8,969
Non-controlling interest	4,505	(71)	4,434
	15,481	(2,078)	13,403
BASIC EARNINGS PER SHARE
Income per share	559.67	(5.97)	553.70
Income per ADS (40 series B shares per ADS)	22,386,80	(238,80)	22,148.00

Notes of reconciliation IFAS to IFRS

a.       Service concession arrangements

Prior January 1, 2012, IFAS was silent on how to account for the above arrangement. In these periods, the Company and Telkomsel accounted for this arrangement as an executory contract in its IFAS financial statements. Further, the developed infrastructures assets under this arrangement were accounted for as property, plant and equipment and were depreciated over their estimated useful lives.

Under IFRS, the above arrangement is accounted for as a service concession arrangement within the scope of IFRIC 12, Service Concession Arrangements. Under this interpretation, the Company and Telkomsel recognized  and measured  its revenues from the services it perform under the arrangement in accordance with IAS 11, Construction Contracts (for revenues and costs relating to construction and upgrade services) and IAS 18, Revenues  (for revenues and costs relating to operation services).

Further, the developed infrastructure assets under this arrangement are not recognized as property, plant and equipment of the operator because the contractual arrangement does not convey the right to control the use of the public service infrastructure assets to the operator.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011 AND 2010

AND YEARS ENDED DECEMBER 31, 2011 AND 2010

(Figures in tables are presented in billions of Rupiah, unless otherwise stated)

48.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS (continued)

Notes of reconciliation IFAS to IFRS (continued)

b.     Employee benefits

The Company and its subsidiaries have elected an exemption provided by IFRS 1 to recognize all cumulative actuarial gains and losses to retained earnings as of January 1, 2010 (resetting actuarial gains and losses to zero at the date of transition to IFRS). Further, an approach to directly recognize actuarial gains and losses to other comprehensive income has been elected for subsequent recognition. Accordingly, any adjustments to pension asset arising from the calculation of asset ceiling limitations are also recognized to other comprehensive income.

c.     Cumulative translation adjustment

The Company and its subsidiaries have elected an exemption provided by IFRS 1 to deem the cumulative translation differences for all foreign operation to be zero at the date of transition to IFRS. Accordingly, the cumulative translation differences that existed at January 1, 2010 in the IFAS consolidated financial statements were reclassify to retained earnings.

d.     Land rights

Under IFAS, land rights are recorded as part of property, plant, and equipments and are not amortized, unless management will not be able to extend or renew the land rights. Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of land rights.

Under IFRS, land rights are accounted for as a finance lease and presented as part of property, plant, and equipment. Land rights are amortized over the lease term. The Company and its subsidiaries recognized land rights amortization expenses of Rp.18 billion as of December 31, 2011.